THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO [redacted]52 ; FAX: (632) 631-8080 , (632) 631-5310

August 7, 2002

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report pursuant to Section 11 of the Revised Securities Act and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2001;

2) SEC Form 11-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended September 30, 2001 and March 31, 2002

3) SEC Form 11-C (Current Report under Section 11 of the Revised Securities Act) dated 7 February 2001, containing disclosure of the Company's Annual Stockholders' Meeting; and 6 April 2001, regarding the venue of the Annual Stockholders' Meeting;

4) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act [formerly SEC Form 11-C]) dated 27 September 2001, containing disclosures of the sale of all delinquent 1994 stock rights subscriptions; 5 November 2001, disclosure of the report on the public auction proceedings of delinquent stocks; 21 November 2001, disclosure of the Final 20% call of all outstanding 1994 subscriptions; 20 February 2002, disclosure of the sale of treasury shares and setting of the Annual Stockholders' Meeting; 2 April 2002, disclosure of the venue of the

Annual Stockholders' Meeting; 24 April 2002, disclosure of the change in Date of the Annual Stockholders' Meeting; 17 June 2002, disclosure of the sale of treasury shares; and 26 June 2002, disclosure of the elected Directors and Officers of the Company;

5) SEC Form 20 – (Proxy Statement pursuant to Section 34(a) of the Revised Securities Act) Definitive Proxy Statement dated May 16, 2002;

6) SEC Form 23-B, report on movement of shareholding of Director/Officer or stockholders with more than 5% shareholdings during the month of May 2001, February 2002 and March 2002;

7) Communication dated November 5, 2001, regarding the public auction proceedings of delinquent stocks;

8) Communication dated November 26, 2001, regarding the payment date of the final 20% subscription call;

9) Communication dated January 11, 2002, regarding the Second Amended Report on the Results of the Public Auction of Delinquent Subscriptions;

10) General Information Sheet (G.I.S.); and

11) Annual Report for the year 2001.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

"Receipt Copy"

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

August 7, 2002

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report pursuant to Section 11 of the Revised Securities Act and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2001;

2) SEC Form 11-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended September 30, 2001 and March 31, 2002

3) SEC Form 11-C (Current Report under Section 11 of the Revised Securities Act) dated 7 February 2001, containing disclosure of the Company's Annual Stockholders' Meeting; and 6 April 2001, regarding the venue of the Annual Stockholders' Meeting;

4) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act [formerly SEC Form 11-C]) dated 27 September 2001, containing disclosures of the sale of all delinquent 1994 stock rights subscriptions; 5 November 2001, disclosure of the report on the public auction proceedings of delinquent stocks; 21 November 2001, disclosure of the Final 20% call of all outstanding 1994 subscriptions; 20 February 2002, disclosure of the sale of treasury shares and setting of the Annual Stockholders' Meeting; 2 April 2002, disclosure of the venue of the

Annual Stockholders' Meeting; 24 April 2002, disclosure of the change in Date of the Annual Stockholders' Meeting; 17 June 2002, disclosure of the sale of treasury shares; and 26 June 2002, disclosure of the elected Directors and Officers of the Company;

5) SEC Form 20 – (Proxy Statement pursuant to Section 34(a) of the Revised Securities Act) Definitive Proxy Statement dated May 16, 2002;

6) SEC Form 23-B, report on movement of shareholding of Director/Officer or stockholders with more than 5% shareholdings during the month of May 2001, February 2002 and March 2002;

7) Communication dated November 5, 2001, regarding the public auction proceedings of delinquent stocks;

8) Communication dated November 26, 2001, regarding the payment date of the final 20% subscription call;

9) Communication dated January 11, 2002, regarding the Second Amended Report on the Results of the Public Auction of Delinquent Subscriptions;

10) General Information Sheet (G.I.S.); and

11) Annual Report for the year 2001.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

FILE NO. 82-2579

SEC Number 38683
File Number ______

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

December 31, 2001

(Calendar Year Ending)
(month & day)

SEC Form 17-A Annual Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2001

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Postal Code
Address of principal office

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	840,557,521
Class B	573,826,125
	1,414,383,646

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P216,149,300.97

Documents incorporated by reference:

(1) The Company's 2001 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

The Philodrill Corporation (the "Company") was incorporated in 1969. The Company's diversified investments include oil exploration and production, property development, mining, and financial services. Its active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro and Central Luzon under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

Products

The Company, as member of Service Contract 14 consortium, derived its petroleum revenues from the Nido, Matinloc and North Matinloc oilfields. Information as to production volume follow.

(in barrels):

	2001	2000	1999
Nido	149,482	186,499	39,457
Matinloc	159,763	213,255	239,436
North Matinloc	6	15,552	34,860
total	309,251	415,306	313,753

Additional Information:

a) Distribution Method of the Products or Service

Alcorn (Production) Phils. Inc., as the Operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido, Matinloc and North Matinloc oilfields. The oil produced and saved from these areas were sold locally to Caltex (Philippines), Inc. and Seaoil Petroleum Corp. The proceeds from the sale of crude oil was distributed by the Operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition - not applicable

c) Dependence on One or a Few Major Customers and Identification of Such - not applicable

d) Transactions with and/or Dependence on Related Parties - not applicable

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -not applicable

f) Need for Any Governmental Approval of Principal Products or Service - not applicable

g) Effect of Existing or Probable Governmental Regulations on the Business - not applicable

h) Estimate of Amount Spent for Research and Development Activities - not applicable

i) Cost and Effects of Compliance with Environmental Laws - not applicable

Employees

The Company had 32 employees as of December 31, 2001.

Financial Highlights
(in thousands of Pesos)

	2001	2000	1999
Petroleum revenues	35,090	44,089	23,442
Investment income	29,381	43,618	38,682
Interest & other income	13,315	14,176	20,319
Net income (loss)	(21,138)	26,297	11,260
Total assets	2,617,334	2,614,381	2,720,110
Net worth	2,206,024	2,183,749	2,323,952
Issued & subscribed capital	1,534,950	1,534,950	1,534,950
Treasury Stock	63,179	-	-

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

Dividends - None in 2001, 2000 and 1999.

Stock Prices:

		High	Low
2001			
	First Quarter	P 0.350	P 0.180
	Second Quarter	0.250	0.150
	Third Quarter	0.290	0.150
	Fourth Quarter	0.280	0.190
2000			
	First Quarter	P 0.540	P 0.310
	Second Quarter	0.400	0.300
	Third Quarter	0.410	0.250
	Fourth Quarter	0.340	0.230
1999			
	First Quarter	P 0.260	P 0.170
	Second Quarter	0.430	0.180
	Third Quarter	0.460	0.400
	Fourth Quarter	0.525	0.310

There were 12,264 shareholders of record as of December 31, 2001. Common shares outstanding as of December 31, 2001 totaled 1,414,383,646 shares.

Top 20 stockholders as of December 31, 2001:

	Name	No. of Shares Held	% to Total
1.	PCD Nominee Corporation	263,123,770	18.60
2.	Vulcan Industrial & Mining Corporation	205,876,535	14.56
3.	National Bookstore, Inc.	189,891,016	13.42
4.	Philex Mining Corporation	174,403,750	12.33
5.	Phil. Overseas Telecomms. Corp.	36,457,168	2.58
6.	Teresita dela Cruz	25,507,577	1.80
7.	Alakor Securities Corp.	24,272,036	1.72
8.	Trafalgar Holdings Phil., Inc.	14,740,821	1.04
9.	Wealth Securities, Inc.	10,692,456	0.76
10.	Oscar T. Lee	10,087,823	0.71
11.	Alakor Corporation	8,626,260	0.61
12.	RCBC Trust Account #32-314-4	8,182,666	0.58
13.	Peregrine Sec., Phils., Inc.	7,558,513	0.53
14.	Conrado S. Chua	6,677,142	0.47
15.	Sapphire Securities Inc.	6,645,007	0.47
16.	RCBC TA# 31-118-9	6,272,726	0.44
17.	Henry A. Brimo	6,022,395	0.42
18.	Alsons Consolidated Resources	5,667,200	0.40
19.	RCBC TA# 72-230-8	5,256,579	0.37
20.	Citisecurities, Inc.	5,096,017	0.36

Item 6. Management's Discussion and Analysis or Plan of Operation.

Financial Performance

Revenues in 2001 totaled P77.8 million compared to P101.9 million in 2000 and P82.4 million in 1999. The decrease in revenues in 2001 was brought about mainly by the lower level of crude oil production volume and prices and the absence of the dilution gain booked in 2000. Net loss amounted to P21.1 million in 2001 as compared to the net income of P26.3 million in 2000 and P11.3 million in 1999.

Costs and expenses had an aggregate total of P98.4 million in 2001 against P75.0 million in 2000 and P70.7 million in 1999.

Total assets increased from P2.62 billion as of year-end 2000 to P2.66 billion as of year-end 2001, mainly due to the increase in receivables and deferred project costs accounts.

As of December 31, 2001, the valuation reserve pertaining to the Company's stock investments increased from P158.7 million at the beginning of the year to P165.3 million.

Total liabilities decreased from P430.6 million in 2000 to P411.3 million in 2001 due to the decrease in loans payable.

Petroleum Projects

SERVICE CONTRACT NO. 6A (OCTON)

In February 2001, the SC6A entered into a Memorandum of Understanding MOU) with Rock Oil International Inc. (ROII), a U.S.-based exploration company.

The MOU outlined the work obligations and the commercial terms of the proposed farm-out of the northern half of the block and will be eventually replaced by a more comprehensive Farm-out Agreement. The MOU stipulates a staged equity-earning program for ROII, under which an initial 5% equity was earned by ROII upon the execution of the MOU. Subsequently, ROII shall have six (6) months upon receipt of the 3D seismic data to complete a study and special processing of the 3D data volume set in order to determine the optimum location for the exploratory wells. ROII shall earn additional equity in the farm-out block by drilling two to three wells. The earned equity from the drilling of the wells shall vary with the depth of the wells drilled as follows:

3000 ft or less :	20%
3000 ft to 6000 ft:	25%
6000 ft or deeper :	30%

ROII may earn an additional 10% equity interest by arranging for development financing, in case of a commercial discovery. ROII will however ensure that the Filipino participation shall not fall below 30% in order to preserve the full Filipino Partners Incentive Allowance under the Service Contract.

Geco-Prakla has delivered the 3D seismic data tapes to Emerald Geo Research Group which ROII had commissioned to reprocess the data. The results from this study are expected towards the middle of 2002 and should the outcome be favorable, drilling preparations are expected to commence shortly afterwards.

SERVICE CONTRACT NO. 6B (CADLAO/BONITA)

Operations at the Cadlao Field remained suspended throughout 2001. As mentioned in last year's report, operator Alcorn received an offer from Chuan-Hup, a Singapore-based marine transport contractor, to finance the cost of a feasibility study to determine the viability of resuming production from the field in return for a production fee or a share in oil production. It is believed that the field still has residual reserves of around 4.0 million barrels of oil (MMBO) which could be tapped using low-cost production options.

An initial agreement was worked out with Chuan Hup however, after the September 11, 2001 incident and the erratic trend in world crude prices, the project was deferred.

SERVICE CONTRACT NO. 14 (NIDO, MATINLOC, GALOC/ WEST LINAPACAN)

The total oil production from the Nido, Matinloc and North Matinloc fields in 2001 amounted to 309,251 barrels, a decrease of 25.5% from the previous year's combined output of 415,306 barrels. A combination of reservoir problems particularly at the Matinloc M3 well, the shutting down of the North Matinloc well, and operational difficulties contributed significantly to the decline in production.

2001 Crude Oil Production Summary (in Barrels)

	Nido	Matinloc	N. Matinloc	Total
January	13,082	21,316	0	34,398
February	15,995	19,338	0	35,333
March	14,260	20,786	6	35,052
April	12,605	21,998	0	34,603
May	0	16,181	0	16,181
June	26,055	21,570	0	47,625
July	0	10,139	0	10,139

August	0	6,406	0	6,406
September	26,561	6,559	0	33,120
October	13,579	5,862	0	19,441
November	14,140	0	0	14,140
December	13,205	9,608	0	22,813
Total	149,482	159,763	6	309,251

The consortium's efforts to invite new foreign partners to help undertake exploration and development programs in the block continued during the year. Australian partner, Nido Petroleum helped negotiate with seismic contractor Geco-Prakla for substantially lower licensing fees to be charged to prospective farminees for the 3D seismic data covering the SC 14 block. The license fee reduction eliminated a major obstacle in the consortium's farmout campaign.

In 2001, the consortium received and accepted two proposals for a possible farm-in into the SC 14C block (Galoc and West Linapacan). Shell Philippines Exploration (SPEX) has acquired and is now undertaking a review of the 3D seismic data over the West Linapacan and Galoc areas. The review has suffered some delay due to the transfer and consolidation of SPEX's Exploration and New Ventures group in Houston, Texas.

The West Linapacan Field which was shut-in in 1991 due to water influx has attracted the interest of SPEX because of its knowledge of carbonate reservoirs acquired from extensive studies of its own Camago-Malampaya Nido reservoir. The result of reservoir studies which had been previously conducted in West Linapacan pointed to recoverable reserve estimates of over 100 MMBO of which only more than 8 MMBO had been produced at the time that the field was shut down. With proper understanding of the reservoir fracture system and the application of proper drilling and completion techniques, SPEX feels that the reopening and economic production of the field may still be feasible.

Another foreign exploration company which took interest in SC 14 was Union Oil of California (UNOCAL), which purchased viewing rights to the 3D seismic data over the Galoc Field. UNOCAL is expected to complete its evaluation within the second quarter of 2002.

The availability of 3D seismic over the field and the advent of more cost effective drilling and horizontal completion techniques make the Galoc Field a prime candidate for development, with its indicative recoverable reserves of more than 50 MMBO. Should UNOCAL's entry into SC 14 materialize, the company's expertise in low-cost drilling and development would be a major contribution in the future development and operation of the Galoc Field.

SERVICE CONTRACT NO. 41 (SULU SEA)

In November 2000, BP Arco announced its withdrawal from the consortium effective January 16, 2001. Despite UNOCAL's expressed willingness to assume all of BP Arco's 30% participating interest, Philodrill, together with some Filipino partners, opted to acquire their pro-rata share of the relinquished BP Arco equity. Philodrill now holds 5.41886 % equity in SC 41 Block A.

During the February 2001 consortium meeting, the partners were apprised of the post-well results of the Wildebeest-1 drilling. The well was drilled in July 2000 in the Block B area of SC 41 where Philodrill has no participating interest. Although the well failed to intersect substantial thickness of sandstones, four oil samples were recovered from tests from 7,292.5 and 8,139 feet RKB. The samples came from thin sandstones of Upper Miocene age. Analysis of the oils revealed a terrestrial provenance with no marine contribution, low sulfur, low asphaltene with API gravity of 38 and 42 degrees.

Based on the result of these findings, the former interpretation of a marine source for the basin was downgraded. This development has improved the potential of the Rhino prospect, a relatively large drillable structure located in Block A in which Philodrill is a participant. UNOCAL's re-mapping of the reprocessed 3D seismic has defined the Rhino structure as two fault-closed structures identified as the East and West Rhino prospects.

The drilling of the Rhino well had to be put on hold because of the relatively heavy financial burden imposed on UNOCAL by its takeover of most of ARCO's equity following its withdrawal from the consortium. The Department of Energy (DOE) approved the consortium's request for a one-year extension to April 2003 to make a well-drilling commitment. This extension should give UNOCAL ample time to negotiate and finalize a farm-out. Negotiations are underway for the possible entry of a foreign exploration company into the block.

GSEC NO. 75 (CENTRAL LUZON)

The DOE granted joint operators - Vulcan Industrial Mining Corporation and Anglo Philippine Holdings Corporation an extension of the drilling deadline until July 31, 2001 on condition that the commitment well, Victoria - 3, would be spudded on or before the deadline date. This would give ample time for the consortium to finalize farm-in talks with PNOC - Energy Development Corporation (PNOC-EDC).

Due to a competing farm-in offer received from a Canadian exploration firm, TVI/TG, towards the end of the year 2000, the PNOC-EDC farm-in was put on hold. The consortium decided that the TVI/TG farm-in proposal was more attractive than the PNOC-EDC offer, although the nominated drilling target was the East San Agustin Prospect instead of Victoria - 3. The TVI/ TG proposal was then accepted by the majority of the consortium members. However, the consortium's request to move the committed well from Victoria - 3 to East San Agustin was subsequently turned down by the DOE, leaving the consortium with no alternative but to renegotiate with PNOC-EDC for the drilling of Victoria - 3.

After protracted negotiations, a compromise arrangement was arrived at by the parties. Under the agreement, the original consortium members would turn over their participating interests to PNOC-EDC which would then assume 100% of the cost to drill the Victoria 3 well. However, the original consortium members were given the option to buy back up to 10% equity at a price equal to ten times of the actual cost within 30 days after the submission of the well completion report.

The Victoria - 3 well was spudded on December 1, 2001 and reached a total depth of 9,006 feet on January 11, 2002. Three drill stem tests (DST) were conducted by PNOC-EDC. The first two tests did not flow any hydrocarbon to the surface. The third DST zone (5,175 ft. to 5,505 ft.) flowed hydrocarbon gas after the well was injected with nitrogen gas. After extensive attempts to clean up the formation and stimulate hydrocarbon flow failed, the well was plugged and abandoned on March 11, 2002.

GSEC NO. 98 (ONSHORE MINDORO)

The DOE granted an extension of the contract through to June 23, 2002 to enable the consortium to accomplish its work commitments for the block. This involves the completion of the necessary pre-drilling geologic studies and other related activities. Implementation of these programs had been delayed because of differences with PNOC-Exploration Corporation (PNOC-EC) with regard to certain provisions in the Joint Operating Agreement (JOA) as well the presence of security threats to field personnel posed by a local organization based in Mindoro province.

The legal differences between PNOC-EC and the consortium, was eventually resolved when PNOC-EC refused to sign the JOA and opted to withdraw from the consortium when its demand for a one-well carry, up to testing, was not granted.

With regard to the security threat posed by the Mindoro-based organization, Philodrill sought the help of the DOE to address the problem. The group claimed to have discovered oil reserves in the area and demanded that they be entitled to royalties and finder's fees, among other financial benefits. Philodrill organized a DOE-led consultation meeting with provincial and municipal government officials in order to address the problem in preparation for the commencement of the geologic and geochemical field programs. The focus of these field programs is the prospect areas in Areas B and C located in south-central Mindoro Island.

Despite the difficulties, Philodrill managed to develop an exploration model for the southwest Mindoro onshore area. Reviewing all the data from fieldwork, previous wells and seismic data, a depositional model for the target Eocene horizon was developed. This improved the chances of the prospects in areas C and B of the block, by predicting sand-rich fairways located in some of the mapped anticlinal targets in these areas particularly prospects B3 and C1/C3 (Pandayan Gas Seep). These prospects have estimated recoverable reserves of 11 and 13 MMBO respectively.

In August 2001, Philodrill conducted an initial scoping survey with the assistance of a drilling consultant, on the projected cost of drilling these identified prospects. Initial estimates range from about US$1.5 to 2.0 million for drilling to a depth of between 5,000 to 7,000 feet. These are considered reasonable rates for onshore wells. However, given the difficult financial situation and continued security threats to our field personnel, continued work to mature these prospects as well as the pre-drilling environmental and information and education campaigns have been put on hold. Philodrill is also actively seeking potential farm-in parties to take up the slack and move the project forward.

SWAN BLOCK, NW PALAWAN

The SWAN block consists of four sub-blocks namely West Culion (Block A), Alava (Block B), North Calamian (Block C) and Northwest Malampaya (Block D). Philodrill acquired operatorship of the entire SWAN block when the former GSEC 86 (Northwest Malampaya - Block D) and GSEC 83 (West Culion - Block A, Alava - Block B and North Calamian - Block C) were merged following Occidental Petroleum's withdrawal from the Philippines in 1999. Philodrill has the following equity participation in the various blocks:

Block A (West Culion)	- 35.631 %
Block B (Alava)	- 16.190 %
Block C (North Calamian)	- 14.693 %
Block D (Northwest Malampaya)	- 50.000 %

The SWAN block being located in the deepwater area of the NW Palawan basin, Philodrill entered into a strategic alliance with UNOCAL in order to promote a farm-out and enable the drilling of one of the primary prospects in the block. UNOCAL has thus been actively promoting the area to prospective partners.

The primary prospects in the SWAN block are the Santa Monica and the Ipil structures both located in Block D (Northwest Malampaya). The Santa Monica structure is the larger of the two with an areal closure of 83 square kilometers and a vertical relief of 457 meters. The recoverable reserves for this feature are placed at 193 MMBO. The Ipil prospect which lies at the southernmost part of the block has an areal closure of about 47 square kilometers and a vertical closure of 122 meters. The Ipil structure's recoverable reserves are estimated at 134 MMBO.

For the most part of 2001, Philodrill made technical presentations to a number of companies invited by UNOCAL. At this time, no farm-out deals have been finalized. However, UNOCAL remains bullish about the area and the prospects of a farm-out in the near future, possibly within 2002. Should this materialize, it is projected that a 2003 drilling schedule could be worked out.

SOUTHWEST PALAWAN

Shell Philippines Exploration B.V. (SPEX) has sent notification that it had decided to withdraw from the GSEC application over the former GSEC 91 block now pending with the DOE. Global project prioritization was cited as main reason for the withdrawal.

Other Investments

EDSA PROPERTIES HOLDINGS, INC. (EPHI)

2001 proved to be another record year for EPHI despite the tumultuous events that occurred during the year, including the September 11, 2001 attacks on the World Trade Center in New York and the series of events that happened along the EDSA highway. Gross revenues increased by 9.1%

to P 605.3 million from P 554.8 million in 2000. This increase was mainly due to a 10.8% increase in rental income from the tenants of the Shangri-la Plaza mall to P 425.8 million from P 384.4 million in 2000. This is partly attributable to the impact of the mall's renovation program, which resulted in additional leasable area, greater accessibility to the mall and a better mix of stores.

Rental income from the EDSA Shangri-la Hotel decreased by 8.2% to P 51.0 million from P 55.6 million in 2000. This was mainly due to the region-wide travel slump resulting from the September 11 incident. Other income increased by 46.3% to P 31.9 million from P 21.8 million in 2000 mainly due to realized foreign exchange gain of P 6.9 million.

Higher general and administrative expenses were incurred as the Company strengthened its management and staff to handle the increased level of operations at the mall and at The Enterprise Center, one of the most modern and luxurious office buildings in the country. The occupancy level for The Enterprise Center increased from 78% at the end of 2000 to 88% by December 2001.

Share in profits of KSA Realty Corporation (KSA), the owner of The Enterprise Center, increased to P 61.8 million in 2001. This represents the Company's full year share in the net income of KSA. The acquisition of a 23.52% interest in KSA was completed in December 2000 and this is the first full year's contribution from the investment.

In 2001, KSA declared a total of P 630.0 million in cash dividends of which approximately P 148.2 million was paid to EPHI.

Overall, EPHI's net income rose by 37.5% in 2001 to P 223.5 million from P 162.5 million in 2000. Taking into consideration the proposed cash dividends of P 23.4 million equivalent to P0.0087 per share in respect of the year ended 31 December 2001, EPHI's total cash dividends has increased to P 111.7 million in 2001 from P 109.4 million in 2000.

In view of EPHI's strong cash position, the board has also approved and declared a special dividend of P 0.025 per share on February 26, 2002 in respect of the year ended 31 December 2001. Total amount payable in respect of the special dividend is P 67,121,379.

In addition, on February 26, 2002, the board approved and declared a stock dividend of 57 shares for every 100 shares held which will be submitted to the stockholders for approval in June 2002. The board further approved an increase in the authorized capital stock of EPHI from the present 4,500 million shares of P 1 per share to 6,000 million shares of P 1 per share.

EPHI's total assets increased by approximately P269.0 million from P13,827 million in 2000 to P 14,096 million in 2001. The increase is primarily due to an increase in cash and cash equivalents due to the

funds generated from operations and the cash dividends received from KSA.

The EPHI's prospects in 2002 continue to be favorable. Rental income for the Shangri-la Plaza Mall is expected to improve as more space becomes available for leasing as a result of the renovation program. In the case of The Enterprise Center, management is continuing its drive to increase the occupancy levels. The Enterprise Center continues to command premium rental rates in the market because of its superior facilities and location. Both these investments are generating strong recurring cashflows for EPHI.

In the aftermath of the September 11 terrorist attacks on the World Trade Center, EPHI temporarily put on hold its program of pursuing strategic investments. With the economic environment beginning to show signs of recovery and in light of the strong cash position of the company, management is once again evaluating different investment alternatives that would enhance its portfolio of properties.

ANGLO PHILIPPINE HOLDINGS CORPORATION (ANGLO)

ANGLO continues to maintain its core infrastructure investment in the EDSA Metro Rail Transit ("MRT") III Project (the "MRT System") through its 18.6% equity interest in MRT Holdings, Inc. ("MRTHI") Ridership in Phase I of the MRT System continues to build up, reaching an average of 320,000 passengers per day as of 31 March 2002 compared to 250,000 passengers per day as of 31 March 2001. Contract documentation for Phase II of the MRT System (from North Triangle, QC to Monumento, Caloocan City) is being finalized with the Government with construction expected to commence by 2003.

ANGLO indirectly owns a 15.79% stake in MRT Development Corporation ("MRTDC") which owns the development rights over the MRT System's North Triangle depot and the airspace above the MRT stations. Early this year, MRTDC approved the assignment of its development rights over the depot to North Triangle Depot Commercial Corp. ("NTDCC") in exchange for the latter's shares of stock. NTDCC has commenced preliminary design work on the proposed commercial center with actual construction expected to start by 2003. ANGLO, together with the other MRT consortium members, have exercised their respective pre-emptive rights to subscribe to new shares of NTDCC, the proceeds from which will be used to fund the development works over the depot. Ayala Land, Inc. ("ALI") is the lead proponent for the North Triangle development project and, pursuant to the terms of the Shareholder's Agreement, will be the operations manager of the commercial center.

In January 2001, ANGLO, together with Fil-Estate Management, Inc., Fil-Estate Properties, Inc., Ramcar Inc., Greenfield Devt. Corp. and DBH Inc. entered into an agreement involving the securitization of their respective rights to receive dividends from the MRT Project through the issuance of bonds and/or similar instruments. Financial closing on the securitization program, which aims to tap new liquidity sources for ANGLO while retaining registered ownership over its MRTHI shareholdings, is expected by mid-2002.

ANGLO also continues to maintain its interests in bulk water supply infrastructure ventures through the Bulacan Water Corporation ("BWC"), which is currently completing the required conditions precedent leading to the project's financial closing, and the proposed Bohol-Cebu Water Supply Project, where approval of ANGLO's Build-Operate-Transfer proposal is currently being awaited from the Bohol provincial government and the Metro Cebu Water District.

ANGLO's other investments include: (1) a minority interest in Philippine Seven Corporation ("PSC"), the Philippine franchise holder of the 7-Eleven chain of convenience stores; (2) certain oil and gas exploration contracts; (3) Olympic Gold Holdings, Ltd. ("OGHL"), a BVI company undertaking gaming and on-line lottery projects in Eastern Europe; and, (4) Batangas Assets Corporation ("BAC"), a holding company organized for the purpose of investing in the Calabarzon area.

ATLAS CONSOLIDATED MINING & DEVELOPMENT CORPORATION (ATLAS)

ATLAS Consolidated Mining and Development Corp. plans to develop the multibillion peso Barong nickel mining project with the objective of selling shipping grade (ore) materials to certain Far East Markets. The planned system would include a high-pressure acid leach system to process the lower nickel grade but high-cobalt ores at an annual rate of more than 50 million pounds of nickel metal.

Atlas has also formed a joint venture with Jinshuan Nonferrous Metals Corp. of China to help it rehabilitate and reopen the Toledo copper mine in Cebu. The Toledo copper mine's rehabilitation project is estimated to require some $84 million, which would be funded through a combination of copper concentrate off-take agreements, equity placements and bank loans. Atlas is currently studying off-take arrangement proposals with companies such as Sumitomo Corp., LG-Nippon, NFC (China Nonferrous) and Enron Metals & Commodities. The agreement would supersede an accord signed last year between Atlas and the China Nonferrous Metal to reopen the Toledo copper mine.

A prospectus is being prepared covering the Palawan nickel mining and Toledo copper mining projects in line with the planned listing of Atlas in the capital markets of Australia and the United Kingdom.

PENTA CAPITAL INVESTMENT CORPORATION (PENTA CAPITAL)

The year 2001 has proved to be a difficult year for financial institutions in general. Penta Capital Investment Corporation (PCIC) however, managed to remain profitable and posted a consolidated net income of P 8.99 million.

In accordance with good banking practices, Penta Capital has fully complied with the requirements of Bangko Sentral Circular Nos. 247 and 313 regarding the accelerated booking of valuation reserves for bad loans. PCIC's retained earnings bore the brunt of the adjustments and decreased from P 93.99 million to P 14.27 million as of year-end 2001. It should be noted however, that the valuation reserves are merely provisions and not actual write-offs. As past due accounts are recovered or collected, these provisions will be reversed in whole or in part, and the Retained Earnings account will be adjusted correspondingly.

On investment banking operations, PCIC generated total fee income of P 31 million with advisory services mainly focused on assisting private corporations in refinancing maturing obligations, providing short-term bridge financing facilities and assistance in raising working capital funds.

New engagements in investment banking services remain limited and are mostly in the areas of financing restructuring, securitization of long-term assets, risk-capital formation for high-tech start-ups and joint ventures for small property development.

PCIC believes that its stable client base, its unique business niches and its income-contributing subsidiaries will enable PCIC to maintain a respectable level of sustainable profitability.

Item 7. Financial Statements

The 2001 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

Executive Officers of the Registrant

The names and ages of all officers are as follows:

Office	Name	Age
Chairman of the Board & President	Alfredo C. Ramos	57
Vice-Chairman of the Board	Henry A. Brimo	88
Director, Executive Vice President & Treasurer	Augusto B. Sunico	73
Vice President-Exploration	Francisco A. Navarro	58
Vice President-Finance & Administration	Reynaldo E. Nazarea	50

Mr. Ramos has been the President and Chairman of the Board of the Company since December 1992. He holds the chairmanship or presidency of many other companies whose businesses include retailing, manufacturing, stock/securities brokerage, mining, oil exploration, realty, printing & publishing, and financial services.

Mr. Henry A. Brimo founded the Company in 1969. He was the President of the Company until November 1985 and is now Vice Chairman of the Board. He is the Chairman (emeritus) of Philex Mining Corporation.

Atty. Augusto B. Sunico has been a Director and Executive Vice President since October 1989.

Mr. Francisco A. Navarro became the Vice President for Exploration since November 1986.

Mr. Reynaldo E. Nazarea became the Vice President for Finance and Administration in September 1987.

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified.

The following are the family relationships among officers and directors: Mr. Alfredo C. Ramos is married to Ms. Presentacion S. Ramos; Atty. Augusto B. Sunico and Mr. Maximo G. Licauco are Mr. Ramos' brothers-in-law; and Mr. Gerard H. Brimo is the son of Mr. Henry A. Brimo.

The following independent directors are not officers or substantial shareholders of the Company nor are they directors or officers of its related companies:

1. Mr. Nicasio I. Alcantara, director nominee of Alsons Consolidated Resources, Inc.

2. Mr. Honorio A. Poblador III, director nominee of Philippine Overseas Telecomms. Corp.

To our knowledge, as Directors and Executive officers of the Company, they had no involvement in any legal proceedings during the period covered by this report.

Item 10. Executive Compensation

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Chief Executive Officer and four most highly compensated executive officers, namely:	2002	P3,104,590 (estimate)
	2001	2,822,355
	2000	3,770,006

Alfredo C. Ramos
Henry A. Brimo
Augusto B. Sunico
Francisco A. Navarro
Reynaldo E. Nazarea

All officers and directors as a group unnamed	2002	P4,575,505 (estimate)
	2001	4,159,550
	2000	5,246,480

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2001, the Company knows of no one who beneficially owns in excess of 5% of the Company's common stock except as set forth in the table below:

Title of Class	Name and address record/beneficial owner	Amount and nature of record/beneficial of ownership("r"or"b")	Percent of class
Common	PCD Nominee Corporation	P 263,123,770 (r)	18.60%
Common	Vulcan Industrial & Mining Corporation	205,876,535 (r)	14.56
Common	National Bookstore, Inc.	189,891,016 (r)	13.42
Common	Philex Mining Corp.	174,403,750 (r)	12.33

(2) Security Ownership of Management

Title of Class	Name of beneficial owner	Amount of ownership	Percent of class
Common	Alfredo C. Ramos	P 107,074	0.0076 %
Common	Henry A. Brimo	6,022,395	0.4258

Common	Augusto B. Sunico	16,511	0.0011
Common	Gerard H. Brimo	224,250	0.01585
Common	Maximo G. Licauco III	124,461	0.00879
Common	Teodoro L. Locsin, Jr.	804	0.00005
Common	Nicasio I. Alcantara	3,632,000	0.2568
Common	Honorio A. Poblador III	299,000	0.0211
Common	Presentacion S. Ramos	1,000	0.00007

Item 12. Certain Relationships and Related Transactions

The information required by Item 12 is contained on Note 12 to the Company's 2001 Audited Financial Statements.

PART IV - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)

(b) Reports on SEC Form 17-C

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April 30, 2002.

By:

ALFREDO C. RAMOS
Principal Executive/Operating Officer

REYNALDO E. NAZAREA
Comptroller/Principal
Accounting Officer

AUGUSTO B. SUNICO
Principal Financial Officer

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 30 APR 2002 day of ________ 20__ affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	RES. CERT. NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	08088364	01-02-2002	Manila
AUGUSTO B. SUNICO	07743014	01-11-2002	Mandaluyong
REYNALDO E. NAZAREA	17289237	04-05-2002	Mandaluyong
ADRIAN S. ARIAS	07743015	01-11-2002	Mandaluyong

BENIGNO F. MORALES
NOTARY PUBLIC
Notary Public
PTR NO. 8413384
ISSUED ON 1-02-02
MANDALUYONG CITY

DOC. NO. 118
PAGE NO. 25
BOOK NO. LXV
SERIES OF 2002

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999. The financial statements have been prepared in conformity with generally accepted accounting principles and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company. Sycip, Gorres, Velayo & Co., the independent auditors appointed by the Board of Directors and Stockholders, have audited the financial statements of the company in accordance with generally accepted auditing standards and have expressed their opinion on the fairness of presentation upon completion of such audit, in their report to the Board of Directors and Stockholders.

Alfredo C. Ramos
President

Augusto B. Sunico
Executive Vice President
& Treasurer

SGV & Co

Report of Independent Public Accountants

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), Penta Capital Investment Corporation (Penta Capital) and Penta Capital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, Penta Capital and Penta Holdings represent about 50% and 51% of total assets in 2001 and 2000, respectively, and the equity in their net earnings or losses represents about 138% of net loss in 2001, 125% of net income in 2000 and 340% of net income in 1999. The financial statements of EPHI, Penta Capital and Penta Holdings were audited by other auditors whose reports (which are described in paragraphs 3, 5 and 6) have been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI, Penta Capital and Penta Holdings as shown in Note 6 to the financial statements, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

The reports of the other auditors on the 2001 and 2000 financial statements of EPHI and Penta Holdings were unqualified.

In our auditors' report dated April 26, 2001, our opinion on the 2000 financial statements was qualified because the Company recognized its 2000 equity in net earnings of Penta Capital based on unaudited financial statements of the investee company, the audit of which was not yet completed. Subsequently, the audited financial statements became available. However, the report of the other auditors was qualified as discussed in the following paragraph. Accordingly, our present opinion on the 2000 financial statements with respect to the carrying values and equity in net earnings of Penta Capital as expressed herein, is different from that expressed in our previous report.

The report of the other auditors on the 2000 financial statements of Penta Capital was qualified as discussed in Note 6 to the financial statements because of: (a) nonrecognition by Penta Capital subsidiaries - Penta Capital Finance Corporation (PCFC) (98.75% owned) and Intra - Invest Securities, Inc. (IISI) (50% owned) - of additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax asset of about ₱1.3 million and ₱2.8 million, respectively; and (b) nonrecognition by Penta Capital of allowance for probable losses on the uncollected interests on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9 million. In addition, the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from customers account of IISI has not been completed. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of affiliates, retained earnings and net income for 2000 would have decreased by about ₱4.3 million.

The report of the other auditors on the 2001 financial statements of Penta Capital was qualified as discussed in Note 6 to the financial statements because: (a) Penta Capital and its subsidiaries charged directly against retained earnings the additional valuation reserve on certain assets aggregating to ₱88.7 million, net of corresponding deferred income tax assets of about ₱36.5 million. Such accounting treatment does not conform with generally accepted accounting principles (GAAP); and (b) IISI did not provide an allowance for probable loss on long outstanding due from customers of about ₱7.9 million and the related deferred income tax asset of about ₱2.5 million. In addition, the reconciliation of the long outstanding difference of about ₱2.6 million between the general and subsidiary ledgers of due from customers account has not been completed. Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable loss on long outstanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of affiliates and retained earnings would have decreased by ₱37.7 million in 2001.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfield raises uncertainties as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized costs of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon additional discoveries of oil and gas in commercial quantities and the success of future development thereof.

In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2001 financial statements of charging directly against retained earnings the additional valuation reserve on certain assets and on the 2001 and 2000 financial statements of the nonrecognition of additional allowance for probable losses as discussed in the fifth and sixth paragraphs and except for the effects of such adjustments, if any, as might have been determined to be necessary had the reconciliation discussed in the fifth and sixth paragraphs been completed, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
PTR No. 6723225
January 2, 2002
Makati City

April 25, 2002

THE PHILODRILL CORPORATION
BALANCE SHEETS

	December 31 2001	December 31 2000
ASSETS		
Current Assets		
Cash	₱307,447	₱3,355,096
Receivables (Note 4)	116,532,696	99,207,507
Crude oil inventory	847,064	2,583,071
Other current assets	886,208	885,291
Total Current Assets	118,573,415	106,030,965
Property and Equipment - net (Notes 2 and 5)	295,699,112	292,753,811
Investments and Advances (Notes 6, 8 and 12)	1,417,913,770	1,439,226,731
Deferred Oil Exploration and Development Costs (Notes 2 and 7)	783,473,749	774,017,902
Other Assets	1,674,239	2,351,983
	₱2,617,334,285	₱2,614,381,392
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Notes 8 and 12)	₱318,568,019	₱348,205,144
Accounts payable and accrued expenses (Note 9 and 12)	86,205,367	75,271,520
Dividends payable	4,874,497	4,874,497
Subscriptions payable	1,662,742	2,281,392
Total Current Liabilities	411,310,625	430,632,553
Stockholders' Equity		
Capital stock - ₱1 par value		
Authorized - 1.55 billion shares (Note 10)		
Issued (Note 10)	1,279,962,408	1,155,209,370
Subscribed (Note 10)	254,988,034	379,741,072
Subscriptions receivable	(23,086,076)	(172,583,409)
Share in affiliate's revaluation increment (Note 6)	485,818,990	486,619,833
Unrealized losses on decline in market value of investments (Note 6)	(165,321,670)	(158,702,120)
Retained earnings (Note 6)	436,841,332	493,464,093
	2,269,203,018	2,183,748,839
Treasury stock (Note 10)	(63,179,358)	–
	2,206,023,660	2,183,748,839
	₱2,617,334,285	₱2,614,381,392

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31		
	2001	2000	1999
REVENUES			
Petroleum operations (Note 2)	**₱35,090,445**	₱44,088,877	₱23,441,842
Equity in net earnings of affiliates - net (Note 6)	**29,380,676**	32,895,629	38,276,569
Dilution gain (Note 6)	–	10,722,073	–
Gain on sale of marketable securities, investments and others	–	–	405,555
Interest, dividends and other income (Note 12)	**13,315,448**	14,175,962	20,318,839
	77,786,569	101,882,541	82,442,805
COSTS AND EXPENSES			
Costs and operating (Notes 2, 5 and 13)	**27,757,412**	23,051,693	21,652,943
General and administrative (Notes 5 and 14)	**16,667,917**	18,518,018	18,940,884
Abandonment losses (Notes 2 and 7)	**10,523,321**	–	–
Interest, foreign exchange and other charges (Notes 2, 8 and 12)	**43,437,213**	33,397,639	30,110,937
	98,385,863	74,967,350	70,704,764
INCOME (LOSS) BEFORE INCOME TAX	**(20,599,294)**	26,915,191	11,738,041
PROVISION FOR INCOME TAX (Note 16)	**538,497**	618,103	477,774
NET INCOME (LOSS) (Note 11)	**(₱21,137,791)**	₱26,297,088	₱11,260,267
Earnings (Loss) Per Share (Note 11)	**(₱0.01494)**	₱0.01713	₱0.00734

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Capital Stock (Note 10)				Share in Affiliate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balance at December 31, 1998	₱1,152,892,170	₱382,058,272	₱–	(₱204,390,661)	₱–	(₱159,814,209)	₱455,906,738	₱1,626,652,310
Share in affiliates' revaluation increment	–	–	–	–	638,415,628	–	–	638,415,628
Recovery in MV of investment	–	–	–	–	–	44,351,187	–	44,351,187
Net income	–	–	–	–	–	–	11,260,267	11,260,267
Collection of subscriptions receivable	–	–	–	3,272,112	–	–	–	3,272,112
Issuance of capital stock	1,010,846	(1,010,846)	–	–	–	–	–	–
Balance at December 31, 1999	1,153,903,016	381,047,426	–	(201,118,549)	638,415,628	(115,463,022)	467,167,005	2,323,951,504
Decline in MV of marketable securities	–	–	–	–	–	(43,239,098)	–	(43,239,098)
Issuance of capital stock	1,306,354	(1,306,354)	–	–	–	–	–	–
Collection of subscriptions receivable	–	–	–	28,535,140	–	–	–	28,535,140
Net income	–	–	–	–	–	–	26,297,088	26,297,088
Effect of change in the percentage of ownership in revaluation increment	–	–	–	–	(151,795,795)	–	–	(151,795,795)
Balance at December 31, 2000	1,155,209,370	379,741,072	–	(172,583,409)	486,619,833	(158,702,120)	493,464,093	2,183,748,839
Collection of subscriptions receivable	–	–	–	74,004,258	–	–	–	74,004,258
Conversion of subscriptions receivable to notes receivable	–	–	–	12,313,717	–	–	–	12,313,717
Decline in MV of marketable securities	–	–	–	–	–	(6,619,550)	–	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)						–
Conversion of subscriptions receivable to treasury shares	–		(63,179,358)	63,179,358	–	–	–	–
Changes in affiliate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss	–	–	–	–	–	–	(21,137,791)	(21,137,791)
Share in affiliate's adjustments to retained earnings	–	–	–	–	–	–	(35,484,970)	(35,484,970)
Balance at December 31, 2001	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱436,841,332	₱2,206,023,660

See accompanying Notes to Parent Company Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	**(₱20,599,294)**	₱26,915,191	₱11,738,041
Adjustments for:			
Interest expense	**43,437,213**	33,397,639	30,110,937
Depletion, depreciation and amortization	**5,088,835**	3,969,749	4,556,066
Interest income	**(9,097,605)**	(6,169,934)	(9,314,319)
Equity in net earnings of affiliates - net	**(29,380,676)**	(32,895,629)	(38,276,569)
Dilution gain	**–**	(10,722,073)	–
Unrealized foreign currency exchange losses	**–**	–	126,796
Gain on sale of marketable securities, investments and others - net	**–**	–	(405,555)
Operating income (loss) before working capital changes	**(10,551,527)**	14,494,943	(1,464,603)
Decrease (increase) in:			
Accounts with contract operator/partners	**6,885,579**	(8,233,556)	(13,265,951)
Crude oil inventory	**1,736,007**	(2,583,071)	–
Other current assets	**(917)**	14,164	(795,464)
Increase (decrease) in:			
Accounts payable and accrued expenses	**10,774,297**	3,695,506	(20,800,417)
Dividends payable	**–**	–	990
Cash generated from (used in) operations	**8,843,439**	7,387,986	(36,325,445)
Interest received	**2,291,541**	155,404	7,264,552
Income taxes paid	**(603,551)**	(365,955)	(413,441)
Interest paid	**(43,212,609)**	(33,645,851)	(30,275,582)
Net cash used in operating activities	**(32,681,180)**	(26,468,416)	(59,749,916)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	**7,963,478**	19,738,589	26,661,207
Decrease (increase) in:			
Other assets	**677,744**	725,440	(2,706,267)
Receivables - others	**(5,090,986)**	(3,456,629)	8,011,275
Additions to:			
Marketable securities, investments and advances	**(175,204)**	(55,838)	(29,130)
Property and equipment - net	**(8,034,136)**	(22,459,410)	(7,835,424)
Deferred oil exploration and development costs - net	**(9,455,847)**	(28,470,719)	(49,745,075)
Proceeds from sale of marketable securities, investments and others	**–**	–	87,600,000
Payment of subscriptions	**–**	–	(942,974)
Net cash provided by (used in) investing activities	**(14,114,951)**	(33,978,567)	61,013,612

(Forward)

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Subscriptions receivable	**₱74,004,257**	₱28,535,140	₱3,272,112
Loans	**–**	38,042,329	20,000,000
Payments of:			
Loans	**(29,637,125)**	(7,215,049)	(21,501,961)
Subscription payable	**(618,650)**	–	–
Dividends	**–**	(52,843)	–
Net cash provided by financing activities	**43,748,482**	59,309,577	1,770,151
NET INCREASE (DECREASE) IN CASH	**(3,047,649)**	(1,137,406)	3,033,847
CASH AT BEGINNING OF YEAR	**3,355,096**	4,492,502	1,458,655
CASH AT END OF YEAR	**₱307,447**	₱3,355,096	₱4,492,502

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. General

The Philodrill Corporation (the Company) was incorporated in the Philippines and is involved in the business of oil exploration and production. The average number of employees of the Company was 32 in 2001 and 33 in 2000.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum Bldg., 125 Pioneer Street, Mandaluyong City.

2. Business and Operations

The Company, together with other participants (collectively referred to as "Contractor"), entered into a Service Contract [designated as Service Contract No. 14 (SC14)] and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated in offshore Palawan where oil discoveries were made. The Company's petroleum revenues and production and related expenses are derived from this Service Contract (SC).

Production activities in the West Linapacan Oilfield (WLO) remained on suspension mode. However, small-scale production continued in the other areas of SC14, particularly Nido, Matinloc and North Matinloc, during the year.

Pursuant to the farm-in agreement executed between the SC14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

The results of the 3D seismic survey is very encouraging and has yielded additional information critical to a better understanding of the geological structure of the contract area. Of particular interest, the seismic survey confirmed earlier 2D seismic interpretation of the Galoc feature suggesting a structural closure in excess of 4,000 acres and recoverable reserve estimates in the range of 24 million to 75 million barrels of oil. With the rapid advancement in deepwater drilling and production technology, the cost of drilling and producing Galoc have fallen dramatically, thus, improving its economic viability. Alcorn (Production) Philippines, Inc., as operator of SC14, has recommended the conduct of certain studies to properly assess the location of a well which the SC14 consortium is planning to drill in Galoc at the appropriate time.

The SC14 consortium is currently negotiating with foreign oil companies for a possible farm-out arrangement in block C of SC14. The deal will focus on the Galoc oilfield and may include the following work obligations for the prospective farminee:

1. A single development study for Galoc using the recent 3D data mentioned in the previous paragraph. Depending on economic merits, the farminee will have the option to do a joint development study for Galoc and Octon, an adjacent field located in SC 6A.

2. Drilling of a 2-well program with one extended production test for several months.

The farm-out arrangement will not include the producing oilfied like Nido, Matinloc and North Matinloc in SC14 as well as the suspended Cadlao oilfied in SC6.

The profitability of petroleum operations and full recovery of unamortized costs of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.

The Company is also a participant in SC6 A and in several GSECs entered into with the Philippine Government, through the DOE, to conduct exploration, development and exploitation activities in the designated contract areas.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) are presently awaiting the DOE's decision on the request to either extend the current NEGP or grant another 6-months NEGP over the areas. The Company believes that a favorable response will be obtained from the DOE on its application. The DOE is requiring Vulcan, Basic, Anglo South China and South West Resources to update their financial statements in order for them to qualify as participants in GSEC application. The letter of the DOE was forwarded to the concerned applicants. The current NEGP expired last March 15, 2001.

As discussed in Note 7 to the financial statements, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

3. Summary of Significant Accounting Policies

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines under historical cost convention, except that the crude oil inventory is stated at market.

Adoption of New Statements of Financial Accounting Standards (SFASs)
The Company adopted the following SFASs which became effective on January 1, 2001:

- SFAS No. 1 (revised 2000), Presentation of Financial Statements;
- SFAS No. 13 (revised 2000), Net income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies; and
- SFAS No. 22 (revised 2000), Cash Flow Statements.

Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000), and SFAS No. 22 (revised 2000), prior year financial statements were restated to conform with the format prescribed by the new standards. Changes made pertain principally to the presentation of the statements of income and cash flows, inclusion of a statement of changes in stockholders' equity and additional disclosures as required by the new standards.

The effect of adopting the new standards on the financial statements is not material.

Cash
Cash includes cash on hand and cash with banks.

Inventory Valuation
Crude oil inventory is valued at market.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Marketable Securities
Marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Property and Equipment
Property and equipment are carried at cost less accumulated depletion, depreciation and amortization. Wells, platforms and other facilities are depleted using the unit-of-production method based on estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped area. Other property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

The costs of minor repairs and maintenance are charged to expense as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depletion, depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Investments in Shares of Stock
Investments in shares of stock of affiliates which are more than 20% owned, or where the Company has the ability to significantly influence their operating and financial affairs, are carried at cost, increased or decreased by the Company's equity in net earnings or losses of affiliates and share in affiliate's revaluation increment since dates of acquisition. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the affiliates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of affiliates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in affiliate's revaluation increment, which is presented in the stockholders' equity section of the affiliate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Other investments in shares of stock are carried at cost, adjusted for any impairment in value when the market value fall below cost and the decline is judged to be permanent.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Exchange gains or losses arising from foreign currency denominated transactions are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Earnings (Loss) Per Share
Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year after giving retroactive effect to any dividends declared and net of treasury shares.

New Accounting Pronouncement
In March 2000, the Accounting Standards Council (ASC) issued Exposure Draft (ED) No. 37, *The Effects of Changes In Foreign Exchange Rates (revised)*, which will eliminate the deferral of foreign exchange differentials and will allow the capitalization of foreign exchange losses only under modified conditions effective January 1, 2002.

After considering comments on ED No. 37, the ASC decided on a two-step approach to address the change in accounting for the effects of changes in foreign exchange rates, as follows: (1) eliminate deferral option effective for financial statements covering periods beginning on or after January 1, 2003 by amending SFAS No. 8, Accounting for the Effects of Changes in Foreign Exchange Rates; and (2) adopt IAS No. 21 (revised 1993) (basis of ED No. 37) effective for financial statements covering periods beginning on or after January 1, 2005. The Company will comply with the provisions of foreign exchange losses on a prospective basis as allowed by ED No. 37.

4. Receivables

Receivables consist of:

	2001	2000
Accounts with contract operator/partners	**₱28,126,392**	₱35,011,971
Others:		
Due from affiliates	**61,053,371**	43,268,614
Accrued interest	**26,697,856**	19,891,792
Others	**655,077**	1,035,130
	₱116,532,696	₱99,207,507

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC14 mentioned in Note 2.

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

The amounts due from affiliates bear interest rates ranging from 18% to 24% per annum in 2001 and 18.5% to 28.4% per annum in 2000.

5. **Property and Equipment**

Property and equipment consist of:

	2001	2000
Wells, platforms and other facilities	**₱571,216,778**	₱563,163,528
Office condominium units and improvements	**14,009,422**	14,009,422
Office furniture, fixtures and equipment	**9,978,713**	9,917,813
Transportation equipment	**6,852,131**	9,618,731
	602,057,044	596,709,494
Less accumulated depletion, depreciation and amortization	**306,357,932**	303,955,683
	₱295,699,112	₱292,753,811

As discussed in Note 2, the temporary suspension of the production activities in the WLO raises uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion, depreciation and amortization charged to operations amounted to ₱5,088,835 in 2001, ₱3,969,749 in 2000 and ₱4,556,066 in 1999.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱5.9 million in 2001 and ₱5.2 million in 2000.

Foreign exchange adjustments capitalized to wells, platforms and other facilities amounted to ₱268,793 in 2001 and ₱2,861,791 in 2000. Such foreign exchange adjustments relate to the Company's loans payable (see Note 8).

6. **Investments and Advances**

Investments and advances consist of:

	2001	2000
At equity	**₱1,321,353,749**	₱1,336,222,364
At lower of aggregate costs or market values:		
Marketable securities - at cost	**241,576,136**	241,400,932
Less allowance for decline in market value	**165,321,670**	158,702,120
	76,254,466	82,698,812
At cost - CJH Golf Club, Inc. (17 shares)	**20,305,555**	20,305,555
	₱1,417,913,770	₱1,439,226,731

As of December 31, 2001 and 2000, the CJH shares have a market value of ₱300,000 and ₱500,000 per share, respectively. Management believes that the decline in market value is not permanent, accordingly, no provision for impairment has been made.

The details of marketable securities are as follows:

	2001		2000	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	**₱101,061,306**	**₱9,682,208**	₱101,061,306	₱4,997,269
Anglo Philippine Holdings Corporation - A	**49,095,645**	**18,952,120**	49,095,645	22,443,300
EDSA Properties Holdings Inc. (EPHI)	**37,483,834**	**31,516,724**	37,308,630	38,051,008
Vulcan Industrial & Mining Corporation - A	**16,061,971**	**2,615,654**	16,061,971	2,366,544
United Paragon Mining Corporation - A	**12,803,152**	**738,423**	12,803,152	1,136,036
Fil-Estate Land, Inc.	**10,423,888**	**985,492**	10,423,888	1,556,040
South China Resources, Inc.	**2,775,235**	**444,732**	2,775,235	711,571
Others	**11,871,105**	**11,319,113**	11,871,105	11,437,044
	₱241,576,136	**₱76,254,466**	₱241,400,932	₱82,698,812

As of December 31, 2001 and 2000, the marketable securities are carried at their aggregate market values, which are lower than their aggregate costs of ₱241,576,136 and ₱241,400,932, respectively. The gross unrealized losses on the decline in market value of marketable securities in 2001 and 2000 amounted to ₱165,321,670 and ₱159,444,498, respectively; on the other hand, the gross unrealized gain in 2000 amounted to ₱742,378. As of April 25, 2002, the aggregate costs of the portfolio exceeded the aggregate market values by ₱184,707,121.

The details of investments carried under the equity method are as follows:

	December 31, 2001			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Affiliate's Revaluation Increment	Carrying Value
EPHI - 9.02% owned	**₱506,944,714**	**₱106,518,261**	**₱485,818,990**	**₱1,099,281,965**
Penta Capital Investment Corporation (Penta Capital) - 40% owned	**158,648,939**	**16,241,501**	**–**	**174,890,440**
Penta Capital Holdings, Inc. (Penta Holdings) - 15% owned	**30,000,000**	**17,181,344**	**–**	**47,181,344**
	₱695,593,653	**₱139,941,106**	**₱485,818,990**	**₱1,321,353,749**

		December 31, 2000		
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Affiliate's Revaluation Increment	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱87,838,104	₱486,619,833	₱1,081,402,651
Penta Capital - 40% owned	158,648,939	48,129,534	–	206,778,473
Penta Holdings - 15% owned	30,000,000	18,041,240	–	48,041,240
	₱695,593,653	₱154,008,878	₱486,619,833	₱1,336,222,364

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2000	Equity in Net Earnings (Losses) Including Amortization of Goodwill	Adjustment to Retained Earnings	Dividends	Balance December 31, 2001
EPHI	₱87,838,104	₱26,643,635	₱–	(₱7,963,478)	₱106,518,261
Penta Capital	48,129,534	3,596,937	(35,484,970)	–	16,241,501
Penta Holdings	18,041,240	(859,896)	–	–	17,181,344
	₱154,008,878	₱29,380,676	(₱35,484,970)	(₱7,963,478)	₱139,941,106

On December 14, 2000, EPHI issued new common shares to a stockholder after EPHI's stockholders waived their pre-emptive rights to subscribe to the new common shares. The issuance resulted in a decrease in the Company's proportionate share in the net assets of EPHI from 12.28% to 9.02%. This, however, resulted in a dilution gain amounting to ₱10,722,073 and is included in the 2000 statement of income.

The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱77,654,948 in 2001 and ₱90,722,803 in 2000.

The Company recognized its 2000 equity in net earnings of Penta Capital based on unaudited financial statements of the investee company, the audit of which was not yet completed. Subsequently, the audited financial statements became available. However, the report of the other auditors was qualified because of: (a) nonrecognition by Penta Capital subsidiaries - Penta Capital Finance Corporation (PCFC) (98.75% owned) and Intra-Invest Securities, Inc. (IISI) (50% owned) - of additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax asset of about ₱1.3 million and ₱2.8 million, respectively; and (b) nonrecognition by Penta Capital of allowance for probable losses on the uncollected interests on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9 million. In addition, the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from customers account of IISI has not been completed. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of affiliates, retained earnings and net income for 2000 would have decreased by about ₱4.3 million.

In 2001, Penta Capital and its subsidiary charged directly against retained earnings the additional valuation reserve on the following:

Penta Capital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327
PCFC:	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The accounting treatment of recording directly against retained earnings instead of income the additional valuation reserve on certain assets as enumerated above does not conform with generally accepted accounting principles (GAAP).

As of December 31, 2001, IISI has valuation reserve deficiency on long outstanding due from customers of ₱7,962,152 and the related deferred income tax asset of ₱2,547,889. In addition, the reconciliation of the long outstanding difference of about ₱2,592,931 between the general and subsidiary ledgers of due from customers' account has not been completed.

Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable loss on long oustanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of affiliates and retained earnings would have decreased by ₱37.7 million in 2001.

The undistributed earnings of investees included in the Company's retained earnings amounting to ₱176,460,087 in 2001 and ₱154,008,878 in 2000 are not currently available for distribution as dividends unless declared by such investees.

Following is a summarized financial information of EPHI, Penta Capital and Penta Holdings (in millions):

	2001			2000		
	EPHI	Penta Capital	Penta Holdings	EPHI	Penta Capital	Penta Holdings
Total Assets	₱14,096	₱526	₱387	₱13,827	₱581	₱395
Total Liabilities	660	106	87	398	80	83
Net Income (Loss)	224	9	(5)	163	9	2

7. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes interest costs capitalized amounting to about ₱16.7 million in 2001 and about ₱14.0 million in 2000.

Foreign exchange adjustments capitalized to deferred oil exploration and development costs amounted to ₱456,863 in 2001 and ₱10,345,416 in 2000. Such foreign exchange adjustments relate to the Company's loans payable (see Note 8).

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof. The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

8. Loans Payable

Loans payable represent short-term borrowings from banks and affiliates which bear interest at rates averaging 16% and 18% a year in 2001 and 2000, respectively. The loans from banks are collateralized by certain noncurrent marketable securities and investments in shares of stock with a total market value of ₱396,656,456 as of December 31, 2001 and a mortgage participation indenture based on the appraised value of the office condominium units of the Company amounting to about ₱78 million as of September 8, 2000.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of:

	2001	2000
Trade	**₱75,724,678**	₱62,393,236
Accrued Expenses	**7,906,158**	9,177,873
Lease Payable	**1,990,667**	2,778,667
Others	**583,864**	921,744
	₱86,205,367	₱75,271,520

10. Capital Stock

The Company's authorized capital stock consist of:

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges, except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock is listed in the Philippine Stock Exchange.

Since June 1990, Class B shares have been made available in the New York equities market through the American Depository Receipts (ADR) program on the basis of 2,000 Class B shares for every ADR.

The details and changes in the Company's issued and subscribed shares are as follows:

	2001		2000	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	**703,807,256**	**₱703,807,256**	702,731,061	₱702,731,061
Issuance	**81,306,014**	**81,306,014**	1,076,195	1,076,195
Balance at end of year	**785,113,270**	**785,113,270**	703,807,256	703,807,256
Common Class B				
Balance at beginning of year	**451,402,114**	**451,402,114**	451,171,955	451,171,955
Issuance	**43,447,024**	**43,447,024**	230,159	230,159
Balance at end of year	**494,849,138**	**494,849,138**	451,402,114	451,402,114
	1,279,962,408	**₱1,279,962,408**	1,155,209,370	₱1,155,209,370
Subscribed:				
Common Class A				
Balance at beginning of year	**214,766,873**	**₱214,766,873**	215,843,068	₱215,843,068
Issuance	**(81,306,014)**	**(81,306,014)**	(1,076,195)	(1,076,195)
Balance at end of year	**133,460,859**	**133,460,859**	214,766,873	214,766,873
Common Class B				
Balance at beginning of year	**164,974,199**	**164,974,199**	165,204,358	165,204,358
Issuance	**(43,447,024)**	**(43,447,024)**	(230,159)	(230,159)
Balance at end of year	**121,527,175**	**121,527,175**	164,974,199	164,974,199
	254,988,034	**₱254,988,034**	379,741,072	₱379,741,072

Treasury stock as of December 31, 2001 consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱63,179,358

11. Earnings (Loss) Per Share

Earnings (loss) per share was computed as follows:

	2001	2000	1999
Net income (loss)	**(₱21,137,791)**	₱26,297,088	₱11,260,267
Weighted average number of shares	**1,414,383,646**	1,534,950,442	1,534,950,442
Earnings (loss) per share	**(₱0.01494)**	₱0.01713	₱0.00734

12. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates which principally consist of loans and cash advances. These are shown under receivables, investments and advances, loans payable, accounts payable and accrued expenses, interest income (₱9,043,784 in 2001, ₱6,014,530 in 2000 and ₱9,003,791 in 1999) and interest expense (₱10,331,153 in 2001, ₱9,785,096 in 2000 and ₱8,266,224 in 1999) in the financial statements.

13. Costs and Operating Expenses

Costs and operating expenses consist of:

	2001	2000	1999
Petroleum operation (see Note 2)	**₱24,150,640**	₱20,159,825	₱18,349,190
Depletion expense (see Note 5)	**3,079,928**	2,153,866	2,550,290
Personnel expenses (see Note 15)	**526,844**	539,749	696,864
Professional fees	**–**	198,253	56,599
	₱27,757,412	₱23,051,693	₱21,652,943

14. General and Administrative Expenses

General and administrative expenses consist of:

	2001	2000	1999
Personnel expenses (see Note 15)	**₱7,867,150**	₱9,733,553	₱8,405,291
Depreciation expense (see Note 5)	**2,008,907**	1,815,883	2,005,776
Dues and subscription	**1,648,353**	1,467,137	1,034,973
Communication, light and power	**1,187,039**	823,875	845,478
Taxes and licenses	**1,080,362**	984,762	1,056,315
Repairs and maintenance	**700,798**	1,318,754	423,731
Outside services	**556,900**	973,702	2,286,647
Advertising expense	**404,206**	20,132	28,928
Supplies expense	**174,141**	138,763	202,879
Insurance expense	**166,940**	227,148	213,046
Representation and entertainment	**60,205**	47,458	74,132
Miscellaneous expenses	**812,916**	966,851	2,363,688
	₱16,667,917	₱18,518,018	₱18,940,884

15. Personnel Expenses

Personnel expenses consist of:

	2001	2000	1999
Salaries and wages	**₱6,769,690**	₱7,068,243	₱6,739,561
Employees benefits	**1,363,437**	2,957,336	2,068,689
Social expenses	**260,867**	247,723	293,905
	₱8,393,994	₱10,273,302	₱9,102,155

16. Income Taxes

The components of net deferred tax assets consist of:

	2001	2000
NOLCO	**₱32,162,766**	₱36,074,508
MCIT	**1,420,266**	1,269,558
	33,583,033	37,344,066
Less valuation allowance	**33,583,033**	37,344,066
	₱–	₱–

The provision for income tax consists of:

	2001	2000	1999
MCIT	**₱476,808**	₱577,503	₱365,955
Final taxes on interest income and others	**61,689**	40,600	111,819
	₱538,497	₱618,103	₱477,774

The current provision for income tax in 2001, 2000 and 1999 represents the MCIT. The excess of MCIT over the regular income tax as of December 31, 2001 amounted to ₱1,420,266. Of this amount, ₱365,955 can be claimed as tax credit against the regular income tax until 2002, ₱577,503 until 2003 and ₱476,808 until 2004.

As of December 31, 2001, the Company has NOLCO totaling ₱100,508,644. Of the amount, ₱30,632,666 will expire in 2002, ₱23,108,401 in 2003 and ₱46,767,577 in 2004.

As of December 31, 2001 and 2000, deferred tax assets were recognized for MCIT and NOLCO but a corresponding valuation allowance has been established since management believes that it is more likely that the carryforward benefits will not be realized prior to their expiration dates.

17. Commitments

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $0.9 million (₱48.5 million) in 2001.

18. Supplemental Disclosures of Cash Flow Information

	2001	2000	1999
Noncash investing and financing activities:			
Changes in unrealized losses on the decline in market value of investments	**₱6,619,550**	₱43,239,098	₱44,351,187
Unrealized foreign exchange adjustments capitalized to wells, platforms, and other facilities and deferred oil exploration and development costs	**725,656**	13,207,207	1,571,833
Loans payable for additional investment in Penta Capital Investment Corp.	**–**	–	40,000,000

SGV & Co

Report of Independent Public Accountants On Supplementary Schedules

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

We have audited in accordance with auditing standards generally accepted in the Philippines, the financial statements of The Philodrill Corporation included in this Form 17-A and have issued our report thereon dated April 25, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sycip Gorres Velayo & Co

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
PTR No. 6723225
January 2, 2002
Makati City

April 25, 2002

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE YEAR ENDED DECEMBER 31, 2001

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		
Name of Issuing Entity And Description of Investment	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	₱ 101,061,306	₱ -	₱ -	₱ -	₱ -	3,123,293	₱ 101,061,306	-
Anglo Philippine Holdings Corp.	49,874,000	49,095,645	-	-	-	-	49,874,000	49,095,645	-
Edsa Properties Holdings Inc. (formerly MUI Resources Philippines, Inc.)	22,382,946	37,308,630	-	175,204	-	-	22,511,946	37,483,834	-
Vulcan Industrial and Mining Corp.	12,455,496	16,061,971	-	-	-	-	12,455,496	16,061,971	-
United Paragon Mining Corp.	7,573,570	12,803,152	-	-	-	-	7,573,570	12,803,152	-
Philippine Gold	325,000	10,877,340	-	-	-	-	325,000	10,877,340	-
San Jose Oil Company	152,073	170,769	-	-	-	-	152,073	170,769	-
South China Petroleum Explo., Inc.	2,223,658	2,775,235	-	-	-	-	2,223,658	2,775,235	-
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144	-	-	-	-		357,144	-
Lepanto Consolidated Mining Co.	79,423	15,852	-	-	-	-	79,423	15,852	-
Hi Cement Corporation	50,000	450,000	-	-	-	-	50,000	450,000	-
		241,400,932	-	175,204	-	-		241,576,136	-
Less allowance for decline in market value		158,702,120	-	6,619,551	-	-		165,321,671	-
		82,698,812	-	6,794,755	-	-		76,254,465	-
At equity:									
Edsa Properties Holdings Inc.	242,138,900	1,081,402,651	26,643,635		7,963,478	800,843	242,138,900	1,099,281,965	-
Penta Capital Investment Corp.	1,200,000	206,778,473	3,596,937			35,484,970	1,600,000	174,890,440	-
Penta Capital Holdings, Inc.	300,000	48,041,240	(859,896)			-	300,000	47,181,344	-
		1,336,222,364	29,380,676	0	7,963,478	36,285,813		1,321,353,749	-
At cost:									
CJH Golf Club, Inc.	17	20,305,555						20,305,555	-
		₱ 1,439,226,731	₱ 29,380,676	₱ 6,794,755	₱ 7,963,478	₱ 36,285,813		₱ 1,417,913,769	-

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	₱ 563,163,528	₱ 8,053,249	₱ -	₱ -	₱ 571,216,777
Office condominium units and improvements	14,009,422		-	-	14,009,422
Office furniture, fixtures and equipment	9,917,813	60,900	-	-	9,978,713
Transportation equipment	9,618,731		(2,766,600)	-	6,852,131
	₱ 596,709,494	₱ 8,114,149	₱ (2,766,600)	₱ -	₱ 602,057,043

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2001

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	P 281,085,762	P 3,079,941	P -	P -	P 284,165,703
Office condominium units and improvements	9,095,467	700,471	-	-	9,795,938
Office furniture, fixtures and equipment	7,921,211	631,698	-	-	8,552,909
Transportation equipment	5,853,243	931,500	(2,941,362)	-	3,843,381
	P 303,955,683	P 5,343,610	P (2,941,362)	P -	P 306,357,931

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2001

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	₱ 774,017,902	₱ 19,979,168	₱ (10,523,321)	₱ -	₱	₱ 783,473,749

SEC Number 38683

File Number ______

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

September 30, 2001

(Quarter Ending)
(month & day)

Form 17-Q Quarterly Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

OSCAR L. G[illegible]
20[illegible] 15 [illegible] 9:48

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 11 OF THE REVISED SECURITIES ACT AND RSA RULE 11(a)-1(b)(2)THEREUNDER.

1. For the quarterly period ended September 30, 2001

2. SEC Identification Number 38683

3. BIR Tax Identification No. 041-000-315-612

4. Exact name of registrant as specified in its charter : THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City   1550
Address of principal office   Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,574,129
Class B	616,376,313
	1,534,950,442

	Amount of Debt Outstanding
Total Liabilities	P432,999,982

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x]   No [ ]

12. Check whether the registrant:

a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements

The unaudited Financial Statements of the Company for the third quarter ended September 30, 2001 is incorporated herein for reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the third quarter ended September 30, 2001 totalled P60.9 million compared with P68.3 million for the same period last year. The decrease in revenues was mainly on account of lower levels of crude oil production and crude oil prices. For the quarter under review, net income amounted to P2.5 million as compared with P15.0 million for the same period last year.

Operating costs, interest and administrative expenses had an aggregate total of P58.1 million for the third quarter ended September 30, 2001 and P53.1 million for the same period last year.

Total assets slightly increased from P2.614 billion as of December 31, 2000 to P2.632 billion as of September 30, 2001.

As of September 30, 2001, the valuation reserve pertaining to the Company's listed stock investments amounted to P172.2 million, an increase of P13.5 million from P158.7 million at the beginning of the year.

Total liabilities increased from P430.6 million as of December 31, 2000 to P433.0 million as of September 30, 2001.

Petroleum Projects

Service Contract No. 6A (Octon)

The Department of Energy (DOE) has approved the farm-in of and assignment of an initial five percent (5%) equity interest to Rock Oil International, Inc. (ROII) into the SC6A area. ROII is currently awaiting delivery of the 3D seismic data which is currently being cut in Perth, Australia. ROII will undertake an advanced geophysical work program involving 3D AVO modeling for a six month period. Based on the study, ROII will decide whether to implement a drilling program in the Block. The Company has a 39% participating interest in this block.

Service Contract No. 14 (Nido/Matinloc/N. Matinloc/West Linapacan)

Crude oil production for the third quarter of 2001 totaled 50,332 bbls: 27,240 bbls. from Nido, 23,092 bbls. from Matinloc. Operations at North Matinloc remains suspended. Total cumulative oil production for the year up to the end of the third quarter is 252,753 bbls, compared with 318,768 bbls. last year.

UNOCAL Sulu, Ltd. is currently evaluating the 3D seismic data over the Galoc Field (SC14C) for possible farm-in and development.

Talks with Shell Petroleum Exploration Philippines (SPEX) regarding the possible revival of the West Linapacan Field are continuing.

The Company's aggregate participating interest in the block are as follows: Block A (Nido) - 20.317%; Block B (Matinloc) - 25.745%; Block B-1 (North Matinloc) - 9.748%; Block C (West Linapacan) - 19.45%; and Block D (Retention Block) - 18.8%.

Service Contract No. 6B (Cadlao/Bonita)

The Operator, Alcorn continues to look into the possibility of re-activating production from the Cadlao Field. The Company has a 14% participating interest in the area.

Service Contract No. 41 (Sulu Sea)

The interpretation of the 3D seismic data over the Rhino prospect is ongoing. The Consortium has requested and was granted by the DOE until May 2002 to commit to the drilling of the next exploratory well in the area. The Company has a 5.41886% interest in Block A.

GSEC 75 (Central Luzon)

PNOC EDC will spud the Victoria 3 well this last quarter of 2001. The other Consortium members that farmed out their interest to PNOC-EDC have been given a buy-back option on the well. The option can be exercised 30 days after the submission of PNOC of all the well data and reports.

GSEC 91 (SW Palawan)

The GSEC application over the block is currently pending with the DOE. Philodrill maintains its original participating interest of 1.95%.

GSEC No. 98 (Onshore Mindoro)

The DOE has granted the Consortium a one year extension on the contract. Preliminary drilling options are being investigated by the Operator. An Information and Education campaign is proposed in connection with the application for an Environmental Clearance Certificate (ECC) prior to any drilling activity. A detailed GPS survey is also programmed for delineation of ground location of the proposed well. The Company has a 46.5355% participating interest in the area.

SWAN Block (West Culion, Alava, North Calamian & Northwest Malampaya)

Farm-out efforts continue in conjunction with UNOCAL. PTT of Thailand has expressed interest in acquiring up to 25% equity participation in the drilling program. Confidentiality agreements have been signed with Santos of Australia and Exspan Medco of Indonesia. Farm-out presentations and data room access have been given to Exspan of Indonesia. Santos of Australia is scheduled to follow. UNOCAL is optimistic that drilling could commence sometime in the first half of 2002. Philodrill and the other Philippine partners will be carried free for the drilling program. The Company's aggregate participating interest in the block are as follows: Block A (West Culion) - 35.631%; Block B (Alava) - 16.190%; Block C (North Calamian) - 14.693%; and Block D (Northwest Malampaya) - 50%.

PART 11 - OTHER INFORMATION

The Board of Directors at its Regular Meeting held on September 26, 2001 approved a resolution authorizing the sale of all delinquent 1994 stock rights subscriptions in accordance with the provisions of, and pursuant to the procedure outlined in Section 68 of the Corporation Code on October 31, 2001 from 1:30 p.m. to 5:00 p.m., at the Company's Board Room located at the 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

SIGNATURE

Pursuant to the requirements of the Revised Securities Act, the registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.

Registrant The Philodrill Corporation

Signature

Augusto B. Sunico

Title Executive Vice President & Treasurer

Date November 13 , 2001

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) September 2001	(Audited) December 31 2000
ASSETS		
Current Assets		
Cash	1,803,671	3,355,096
Accounts Receivables - Trade & Others	35,045,981	45,563,802
Notes Receivables	58,834,685	53,643,705
Crude oil inventory	0	2,583,071
Other current assets	880,360	885,291
Total Current Assets	96,564,697	106,030,965
Property and Equipment	294,904,680	292,753,811
Investments*	1,449,063,500	1,439,226,731
Deferred Oil Exploration and Development Costs	789,948,178	774,017,902
Other Assets	1,834,545	2,351,983
	2,632,315,600	2,614,381,392
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	319,837,003	348,205,144
Accounts payable and accrued expenses	106,007,091	75,271,520
Dividends payable	4,874,497	4,874,497
Subscriptions payable	2,281,391	2,281,392
Total Current Liabilities	432,999,982	430,632,553
Stockholders' Equity		
Capital stock - P1.00 par value		
Authorized - 1.55 billion shares		
Issued and Subscribed	1,534,950,443	1,534,950,442
Subscriptions receivable	(146,027,797)	(172,583,409)
Share in affiliate's revaluation increment on land and land improvements	486,619,833	486,619,833
Unrealized losses on the decline in market value of investments	(172,174,357)	(158,702,120)
Retained earnings	495,947,496	493,464,093
	2,199,315,618	2,183,748,839
	2,632,315,600	2,614,381,392

* includes listed marketable securities amounting to P1,339,447,921 and P1,322,446,459 as of September 2001 and December 2000, respectively.

THE PHILODRILL CORPORATION
Statements of Income
(Unaudited)

	Jan to Sept 2001	Jan to Sept 2000	July to Sept 2001	July to Sept 2000
REVENUES				
Equity in earnings (losses) of affiliates	27,082,068	28,280,484	9,073,603	7,674,080
Petroleum operations	27,868,671	31,477,111	4,768,731	7,233,730
Gain on sale of marketable securities, investments and others	0	0	0	0
Interest, dividends and other income	5,911,921	8,525,989	1,526,576	3,811,688
	60,862,660	68,283,584	15,368,910	18,719,498
COSTS AND EXPENSES				
General and administrative	13,316,275	13,695,379	4,113,613	2,953,962
Costs and operating	20,327,572	16,375,432	6,927,182	1,306,955
Interest, foreign exchange and other charges	24,490,886	23,043,744	7,406,297	14,507,887
	58,134,733	53,114,555	18,447,092	18,768,804
INCOME (LOSS) BEFORE INCOME TAX	2,727,927	15,169,029	(3,078,182)	(49,306)
PROVISION FOR INCOME TAX	244,524	114,819	32,535	100,243
NET INCOME (LOSS)	2,483,403	15,054,210	(3,110,717)	(149,549)
Earnings Per Share	0.0016179		-0.0020266	

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	Jan 1 to September 30 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	2,483,403	15,054,210
Adjustments to reconcile net income to net cash provided by (used in) operating activities :		
Cash dividends received	3,874,222	19,738,589
Depletion, depreciation and amortization	2,524,630	2,958,565
Gain on sale of marketable securities, investments and others	0	0
Equity in earnings (losses) of affiliates - net	(27,082,068)	(28,280,484)
Changes in operating assets and liabilities :		
Decrease (increase) in :		
Receivables - trade	5,726,541	(16,033,559)
Crude oil inventory	2,583,071	0
Materials and supplies	0	0
Other current assets	4,931	(77,415)
Increase (decrease) in accounts payable and accrued expenses	35,526,852	(4,623,390)
Net cash provided by (used in) operating activities	25,641,582	(11,263,484)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securites, investments and others	0	0
Addition to :		
Short-term investments	0	(5,000,000)
Marketable securities, investments and advances	(101,161)	(55,828)
Deferred oil exploration and development costs	(15,930,275)	(19,694,044)
Property and equipment - net	(4,675,500)	(10,331,876)
Decrease (increase) in		
Receivables - others	(5,190,980)	(4,135,341)
Other assets	517,437	556,445
Net cash provided by (used in) investing activities	(25,380,479)	(38,660,644)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital stock transactions	26,555,612	26,879,020
Increase (decrease) in		
Loans	(28,368,141)	22,167,856
Cash dividends payable	0	(50,349)
Long-term debt		
Net cash provided by (used in) financing activities	(1,812,529)	48,996,527
NET INCREASE (DECREASE) IN CASH	(1,551,425)	(927,601)
CASH - BEGINNING	3,355,096	4,492,502
CASH - END	1,803,671	3,564,901

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

Name of Issuing Entity And Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
ıt lower of aggregate cost or market value									
ıarketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306	-	-	-	-	3,123,293	101,061,306	-
Anglo Philippine Holdings Corp.	49,874,000	49,095,647	-	-	-	-	49,874,000	49,095,647	-
EDSA Properties Holdings Inc.	22,451,946	37,403,325	-	6,466	-	-	22,456,946	37,409,791	-
Vulcan Industrial and Mining Corp.	12,455,496	16,061,971	-	-	-	-	12,455,496	16,061,971	-
United Paragon Mining Corp.	7,573,570	12,803,152	-	-	-	-	7,573,570	12,803,152	-
Philippine Gold	325,000	10,877,340	-	-	-	-	325,000	10,877,340	-
San Jose Oil Company	152,073	170,758	-	-	-	-	152,073	170,758	-
South China Petroleum Explo., I	2,223,658	2,775,235	-	-	-	-	2,223,658	2,775,235	-
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,155	-	-	-	-		357,155	-
Lepanto Consolidated Mining Co.	79,423	15,852	-	-	-	-	79,423	15,852	-
ʼ ʻon Cement Corporation	50,000	450,000	-	-	-	-	50,000	450,000	-
		241,495,629	0	6,466	-	-		241,502,095	-
Less allowance for decline in market value		174,847,165	-	-	-	2,672,808		172,174,357	-
		66,648,464	0	6,466	-	2,672,808		69,327,738	-
.t equity:									
EDSA Properties Holdings Inc.	242,138,900	1,095,676,952	6,500,241		3,874,222		242,138,900	1,098,302,971	-
Penta Capital Investment Corp.	1,600,000	210,512,637	2,573,362			-	1,600,000	213,085,999	-
Penta Capital Holdings, Inc.	300,000	48,041,240				-	300,000	48,041,240	-
		1,354,230,829	9,073,603	0	3,874,222	0		1,359,430,210	0
CJH Golf Club, Inc.	17	20,305,556						20,305,556	-
		1,441,184,849	9,073,603	6,466	3,874,222	2,672,808		1,449,063,503	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	566,561,058	1,277,070			567,838,128
Office condominium units and improvements	14,009,421				14,009,421
Office furniture, fixtures and equipment	9,941,213	37,500			9,978,713
Transportation equipment	9,618,731		(2,766,600)		6,852,131
	600,130,423	1,314,570	(2,766,600)	0	598,678,393

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	281,987,866	154,407			282,142,273
Office condominium units and improvements	9,445,702	175,118			9,620,820
Office furniture, fixtures and equipment	8,240,909	159,205			8,400,114
Transportation equipment	6,318,993		(2,708,487)		3,610,506
	305,993,470	488,730	(2,708,487)	0	303,773,713

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	785,331,501	4,616,676	-	-	0	789,948,177

THE PHILODRILL CORPORATION
SCHEDULE H-1 - NOTES PAYABLE
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	75,367,974		(1,902,965)		73,465,008
Metropolitan Bank & Trust Co.	60,000,000				60,000,000
Development Bank of the Phils.	74,265,000		(2,265,000)		72,000,000
Rizal Commercial Banking Corp.	27,896,657		(574,662)		27,321,995
Penta Capital Investment Corp.	55,450,000				55,450,000
Bank of the Philippine Islands	32,200,000		(600,000)		31,600,000
National Book Store	7,000,000	1,000,000		(8,000,000)	0
Bearer	8,000,000			(8,000,000)	0
Alakor Corporation	7,400,000			(7,400,000)	0
Anglo Philippine Holdings Corp.	2,174,331			(2,174,331)	0
	349,753,962	1,000,000	(5,342,627)	(25,574,331)	319,837,003

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
AS OF SEPTEMBER 30, 2001

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 mos.	4-6 mos.	7 mos. to 1 year	1-2 years	3-5 years	5 years - above	past due accounts & items in Litigation
a) Trade Receivables									
1) Account with contract operator	18,493,934	1,490,701	313,663	331,845	4,976,444	11,381,282	0	0	0
sub-total	18,493,934	1,490,701	313,663	331,845	4,976,444	11,381,282	0	0	0
less: Allowance for doubtful accounts	0								
net Trade Receivables	18,493,934	1,490,701	313,663	331,845	4,976,444	11,381,282	0	0	0
b) Non-Trade receivables									
1) Account with partners	5,440,801	385,479	1,093,079	896,401	1,244,433	1,821,408	0	0	0
2) Other Advances/ Receivables	10,222,334	79,021	235,519	235,146	152,085	3,255,582	6,264,981	0	0
3) Accounts with Officers and employees	888,912	21,208	0	23,909	0	843,794	0	0	0
sub-total	16,552,047	485,709	1,328,599	1,155,456	1,396,517	5,920,785	6,264,981	0	0
less: Allowance for doubtful accounts	0								
net Non-Trade Receivables	16,552,047	485,709	1,328,599	1,155,456	1,396,517	5,920,785	6,264,981	0	0
Net Receivables	35,045,981	1,976,410	1,642,262	1,487,301	6,372,961	17,302,067	6,264,981	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature / Description	Collection Period
a) Trade Receivables		
1) Account with contract operator	Share in crude oil revenue net of share in production costs	30 days
b) Non-Trade receivables		
1) Account with partners	Advances to oil exploration projects	
2) Other Advances/ Receivables	Various advances and receivables	
3) Accounts with Officers and Employees	Advances to officers and employees	

3) Normal Operating Cycle: Twelve (12) months

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17-Q

* These schedules, which are required by Part IV (e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements.

SEC Number 38683
File Number ____________

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

March 31, 2002

(Quarter Ending)
(month & day)

Amended SEC Form 17Q

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPINES.

1. For the quarterly period ended March 31, 2002

2. SEC Identification Number 38683

3. BIR Tax Identification No. 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City   1550
Address of principal office   Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	840,557,521
Class B	573,826,125
	1,414,383,646

	Amount of Debt Outstanding
Total Liabilities	P409,510,116

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x]   No [ ]

12. Check whether the registrant:

a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x]   No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x]   No [ ]

TABLE OF CONTENTS

PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 1st quarter ended 31 March 2002 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this SEC Form 17-Q.

2. Interim Statements of Operations for the current interim period (01 January to 31 March 2002), with comparative Statement of Operations for the comparable period (01 January to 31 March 2001) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 31 March 2002), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 31 March 2001) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 31 March 2002), as well as the basis of computation thereof.

5. The Company's interim financial report for the 1st quarter 2002 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 31 March 2002) as compared with the most recent annual financial statements (2001), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 31 March 2002), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2000 and 2001) which had a material effect in the current interim period (01 January to 31 March 2002).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first quarter ended March 31, 2002 totalled P16.8 million compared with P20.4 million for the same period last year. For the first quarter of 2002, the company's net loss amounted to P3.7 million as compared with net income of P1.5 million for the same period last year.

Operating costs, interest and administrative expenses had an aggregate total of P20.5 million for the first quarter ended March 31, 2002 and P18.8 million for the same period last year.

Total assets increased from P2.62 billion as of December 31, 2001 to P2.63 billion as of March 31, 2002.

As of March 31, 2002, the valuation reserve pertaining to the Company's listed stock investments amounted to P167.1 million, an increase of P1.8 million from P165.3 million at the beginning of the year.

Total liabilities decreased from P411.3 million as of December 31, 2001 to P409.5 million as of March 31, 2002.

Petroleum Projects

SERVICE CONTRACT NO. 6A (OCTON)

The 3D seismic data was sent by Western-Geco to EMERALD GEO RESEARCH GROUP, the Company contracted by ROCK OIL INTERNATIONAL INC. (ROII) to reprocess the data. The reprocessing of the 3D data is on-going at the Emerald Geo Research Group in Tulsa, Oklahoma. If the results of the reprocessing turn out favorable, preparations for the drilling can commence. ROII has six (6) months from January 21, 2002 to complete the study.

SERVICE CONTRACT NO. 6B (CADLAO/BONITA)

Operations at the Cadlao Field remain suspended.

SERVICE CONTRACT NO. 14 (NIDO, MATINLOC, GALOC/ WEST LINAPACAN)

Production Operations

An MCM/TCM was held last March 7, 2002 to review operations for the period July 2001 to December 2001.

The Operator discussed the last semester production operations. A total of 38,574 barrels of crude oil was produced from the Matinloc Field and 67,485 barrels from the Nido Field. Production for the two fields totalled 106,059 barrels, way below the forecast of 198,000 barrels for the period. The total half-year production went drastically below

expectation because of two reasons, first the decline in the Matinloc production and second the delay in liftings due to the problems with accreditation of the tanker used to haul the crude to Caltex.

It was also reported on the Health and Safety issues, that a total of 267,032 man-hours of no lost time accidents (NLTA).

A short review of the five-year production profile of the Nido and Matinloc production was also presented. The total production for the year 2001 was a little over 300,000 barrels which compares favorably with the past years production from 1996-1999 but is short of the best production year of 2000 when the consortium produced over 400,000 barrels.

Late last year to early this year, the Operator implemented a production logging program for the Matinloc wells, in order to locate the water, oil/gas entries and also to aid in designing a re-completion scheme that would possibly enhance production. Matinloc 1 was successfully logged. Based on the results the Operator recommends that the upper ten (10) feet of the originally perforated Nido Limestone be re-perforated, and an additional five (5) feet be perforated above the current perforations.

For the Matinloc 2 well, production logging was not completed because of a fish in the hole and a stuck sub-sea safety valve. It was recommended to undertake a program to recover the fish and shoot through the stuck sub-sea safety valve. This is because the lock-open tool for the safety valve is no longer available from the supplier, as it is obsolete.

For the Matinloc 3 well, the production logging was not completed because of a restricted section in the hole which would not let the tool pass. It was recommended by the Operator to log the hole with a slimhole tool which is available from Schlumberger.

The cost of the production logging of the Matinloc wells amounted to about US$87,000. This was paid out of the US$300,000 allocated by Chuan Hup under our agreement with them for reviving Matinloc production. The forward program for the Matinloc wells as recommended by the Operator would cost around US$89,000. This would leave approximately US$124,000 for further work-over enhancements for the Matinloc Field.

Financial Review July to December 2001

The Operator presented the summary of the actual and projected budget for the period from July to December 2001. The actual performance compared poorly with the expected budget with actual net from operations of only US$45,360 from a total net proceeds of US$1,096,337 and a total operating expense of US$1,050,977 as compared to the projected net of US$836,340. This translates to a drop of around 94.58% of the projected net for the period July to December 2001. This major variance was due to two (2) major factors, namely the sharp fall in the crude production as described in the operational review and the drop in crude prices towards the end of the year as reflected in the crude sales to Caltex from a budgeted price of US$11.50 per barrel down to an averaged actual price of US$9.702 for the period. Meanwhile, operating expenses for the period was down 13.35% from a budgeted amount of US$1,212,960 to an actual expenditure of US$1,050,977.

Program and Budget for January to June 2002

The first semester January to June 2002 work program and budget were presented to the Consortium. Continued liftings at the Nido and Matinloc Field is programmed. It is projected that Nido will produce 81,500 barrels of oil for the six-month period for a monthly average of 13,500 barrels which is well-within Nido's projected capacity. The Matinloc Field is anticipated to produce about 56,028 barrels for the same six-month period. Total crude oil production for the first semester of 2002 is expected to be about 137,028 barrels. Budgeted net income for the period is US$63,018 at a projected net to Consortium of US$1,048,337 with corresponding operating expense of US$985,247. Actual revenues may however be higher since the budgeted price per barrel used was only US$8.50 (net).

The proposed continuation of the Matinloc enhancement program will be implemented and costs will be taken from the US$300,000 fund provided for by Chuan Hup under our agreement.

Exploration Activities

Nido Petroleum reported on the status of the farm-out of the Galoc Block. Both UNOCAL and SPEX have been given the 3D data. Shell has completed initial mapping and has concluded that a reprocessing of the 3D data set would be necessary for a clearer understanding of the Galoc Field something that they initially thought of not doing.

UNOCAL on the other hand continues to work the data as the project has been delayed by other internal commitments of UNOCAL personnel. Prize Petroleum of India continues to be interested in the project and awaits the outcome of the UNOCAL review. UNOCAL has started looking into the Galoc field by assigning their top-notch production engineer (Valdeos) and his team to look closely at the possibility of reviving the Galoc field.

Nido also reported the completion of the data trade with SPEX and that the consortium received data for the North Iloc, San Marcelino and Princesa wells of SPEX.

Nido Petroleum also presented the results of the 3D mapping of the additional 3D data provided by GECO-Prakla over parts of SC14. Of interest in the report is the possibility of "attic" volumes being left over the old fields including Nido, Matinloc, North Matinloc, Tara and Libro. This became evident when the well locations were found not to be in the crestal positions of the fields. The attic volumes may have economic value as these range in values from 100,000 to 800,000 barrels. Additional some small pinnacle reef prospects were also mapped with the largest having potential for up to 8,000,000 barrels recoverable reserves. The report will be cut and will be submitted to GECO-Prakla as fulfillment of the Consortium's commitment under our agreement with GECO.

Other Matters

The Consortium approved the operations review and results of operation for the period July to December 2001. The body further approved the first semester work program and budget for Nido and Matinloc operations

for the period January to June 2002. Also approved was the proposed work program and budget for the Matinloc wells.

It was also agreed that the Operator would convene the Technical Committee as provided for in the JOA to undertake a review of the results of the 3D interpretation of Nido and to more closely monitor the technical aspects of the operation over the Nido and Matinloc production.

We will continue to pursue the SEAOIL remaining indebtedness of US$194,000 even as three (3) of its PDC's bounced because of "wrong" signatories or no funds.

2002 Crude Oil Production Summary (in Barrels)*

	Nido	Matinloc	N. Matinloc	Total for month
January	13,217	9,506	0	22,723
February	12,493	8,205	0	20,698
March	896	9,724	0	10,620
Total	26,606	27,435	0	54,041

* Tentative, Based on Monthly and Daily Production reports as of 21 March 2002

SERVICE CONTRACT NO. 41 (SULU SEA)

An Operating and Management Committee Meeting was held last March 8, 2002 in Manila to discuss various options for CY6.

Upcoming Deadlines and Schedules.

The JOA mandates a 30-day notification period among partners of intent to extend or drop the block. It was agreed that all companies participating in the SC41 exploration program have until March 25, 2002, to notify other partners if they intend to withdraw from the license. Failure to notify to intent by March 25 is an indication of intent to stay with the group while they renegotiate terms and conditions of the Service Contract with DOE. UNOCAL will pick-up any withdrawing interests.

DOE requires a 30-day notification period of intent to extend or drop the block, this will fall on April 10 2002. This is the hard and fast deadline that the group must meet. Whatever strategy we are to carry out must be in place by this date and have the DOE approval. The end of CY5 is on May 10 2002. As things stand, if we do not withdraw from the block by May 10, we would automatically obligate ourselves to both the CY5 and CY6 wells.

Review of the Rhino Prospect.

The latest depth maps show a large, strong closure in the Rhino West fault block. Rhino East is a bit more poorly defined. The Rhino West

closure has an area of approximately 15,000 acres. P50 reserves on Rhino West are 170 MMBO and 1 TCF gas. The Rhino East closure is smaller and has P50 reserves of 86MMBO and 566 BCF gas.

Any drilling will probably be in 2003. UNOCAL's current economic threshold for the area is 35-40 MMBLS at US$18/BBL oil.

Potential Forward Plan

The Consortium agreed that the Operator should go to the DOE and ask for a moratorium to allow the group to carry out some additional studies (and to get financing in place). The group also agreed that the moratorium should be for 1 year.

The Consortium will offer the following work program in exchange for the moratorium:

- A detailed ocean bottom/internal plumbing study in the 3D area. The analysis of sea floor anomalies tied in with subsurface fault analysis can tell a lot about potential sourcing of any individual structure.
- A SAR study for surface slicks and seeps. This would be integrated with the sea floor study to high grade potential hydrocarbon indicating anomalies.

Total cost of these studies will be in the $35-65,000 range at most. It is believed that these studies may reduce the risk on Rhino significantly. Initial feedback from the technical people of the DOE appear to be favorable.

GSEC NO. 75 (CENTRAL LUZON)

The Victoria-3 well was spudded last December 1, 2001 and reached total depth (TD) at 9,006 ft on January 11, 2002. PNOC-Energy Development Corporation (PNOC-EDC) conducted a total of three DSTs. The first two tests did not flow any hydrocarbon to the surface. The 3rd DST zone (5,175 ft. to 5,505 ft.) flowed hydrocarbon gas to the surface after injecting the well with nitrogen gas to sweep the well of any oil or gas to surface. After extensive attempts to clean up the formation and stimulate flow failed, the well was plugged and abandoned on March 11 2002.

SOUTHWEST PALAWAN

Shell Philippines Exploration B. V. (SPEX) recently informed us that it had decided to withdraw from the GSEC application over the former GSEC 91 block now pending with the DOE. Global project prioritization was cited as main reason for the exit. Subsequently, we were advised that SPEX had formally notified the DOE accordingly.

GSEC NO. 98 (ONSHORE MINDORO)

We received a visit from a Mr. Mam Chand Gupta, a Petroleum Engineer representing a Canadian based start-up oil and gas company called GM International Oil and Gas Limited last January. Mr. Gupta was in the Philippines from November 2001 to January 2002 visiting various onshore oil and gas acreages and talking with their respective operators.

He has visited the Cebu wells of Forum Exploration and the Sultan sa Barongis wells of PNOC-EC in Cotabato. He says that their company is interested in Onshore properties where oil/gas have been drilled/tested or produced. He expressed interest in getting to know more about our Onshore Mindoro. We apprised him of the exploration status and gave him a brief overview of the geology and petroleum potential of the block and a brief outline of the various prospect/play types.
A field party went to Mindoro last week together with Mr. Gupta to look into the possibility of a farm-in into Mindoro. Mr. Gupta was shown the general layout of the terrain, the field conditions as well as the active oil and gas seeps. He is of the opinion that a seismic survey can be run in the area considering the latest advancement in technology.

He plans to come back this April together with his exploration team, when the weather is better, and do more planning and field work.

SWAN BLOCK, NW PALAWAN

UNOCAL's team visited the Philodrill offices last January 22, 2002 to formulate the appropriate strategies for the block. The regional technical team was headed by Thomas Setzer, Senior Advising Geophysicist, and composed of:

Name	Position
Sherman Smith	Structural Geologist
Philip Teas	Regional Geologist
John Decker	Kutei, Regional Geologist
Rui Lin	Consulting Geochemist.

The UNOCAL team gathered more data in order to prepare a consolidated regional petroleum framework for the NW Palawan area in general for a more aggressive pursuit of the farm-out and subsequent drilling of the Block.

PART 11 - OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17-C during the current interim period (01 January to 31 March 2002).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Philodrill Corporation
Registrant
(through its duly authorized representatives)

Date:	Date: 7/23/02
Augusto B. Sunico	Reynaldo E. Nazarea
Principal Financial Officer	Comptroller/Principal Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) March 2002	(Audited) December 31 2001
ASSETS		
Current Assets		
Cash	2,517,955	307,447
Accounts receivables-Trade & others	42,107,922	41,465,701
Notes Receivables	85,762,625	75,066,995
Crude oil inventory	0	847,064
Other current assets	1,019,340	886,208
Total Current Assets	131,407,842	118,573,415
Property and Equipment	296,476,704	295,699,112
Investments*	1,416,316,027	1,417,913,770
Deferred Oil Exploration and Development Costs	787,469,955	783,473,749
Other Assets	1,513,933	1,674,239
	2,633,184,461	2,617,334,285
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	314,492,239	318,568,019
Accounts payable and accrued expenses	88,480,638	86,205,367
Dividends payable	4,874,497	4,874,497
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	409,510,116	411,310,625
Stockholders' Equity		
Capital stock - P1.00 par value		
Authorized - 1.55 billion shares		
Issued and Subscribed	1,534,950,443	1,534,950,442
Subscriptions receivable	(786,798)	(23,086,076)
Share in affiliate's revaluation increment on land and land improvements	485,818,990	485,818,990
Unrealized losses on the decline in market value of investments	(167,058,080)	(165,321,670)
Retained earnings	432,861,220	436,841,332
Treasury Stock	(62,111,429)	(63,179,358)
	2,223,674,345	2,206,023,660
	2,633,184,461	2,617,334,285

* includes listed marketable securities amounting to P1,339,389,629 and P1,340,500,976 as of March 2002 and December 2001, respectively.

THE PHILODRILL CORPORATION

Statements of Income

(Unaudited)

	Jan to March 2002	Jan to March 2001
REVENUES		
Equity in earnings of affiliates	8,288,644	7,682,718
Petroleum operations	5,332,855	11,383,214
Gain on sale of marketable securities, investments and others	0	0
Interest, dividends and other income	3,285,031	1,360,833
	16,906,530	20,426,765
COSTS AND EXPENSES		
General and administrative	4,129,275	4,483,175
Costs and operating	5,873,935	6,956,721
Interest, foreign exchange and other charges	10,481,885	7,396,084
	20,485,095	18,835,980
INCOME (LOSS) BEFORE INCOME TAX	(3,578,565)	1,590,785
PROVISION FOR INCOME TAX	107,024	125,787
NET INCOME (LOSS)	(3,685,589)	1,464,998

Earnings (loss) per share was computed as follows:

Net income (loss)	(3,685,589)	1,464,998
Weighted average number of shares	1,415,683,647	1,534,950,442
Earnings (Loss) Per Share	(0.0026034)	0.0009544

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity
(Unaudited)

	March 2002	March 2001
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,279,962,408	1,155,209,370
Issuance during the first quarter	202,000,700	0
Balance at end of first quarter	1,481,963,108	1,155,209,370
Subscribed		
Balance at the beginning of year	254,988,034	379,741,072
Issuance during the first quarter	(202,000,700)	0
Balance at end of first quarter	52,987,334	379,741,072
Treasury Stock		
Balance at the beginning of year	(63,179,358)	0
Sale of treasury stock	1,067,929	0
Balance at end of first quarter	(62,111,429)	0
Subscriptions Receivable		
Balance at the beginning of year	(23,086,076)	(172,583,409)
Collection of subscriptions receivable	22,299,278	9,673,790
Balance at end of first quarter	(786,798)	(162,909,619)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	485,818,990	486,619,833
Adjustment during the first quarter	0	0
Balance at end of first quarter	485,818,990	486,619,833
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(165,321,670)	(158,702,120)
Adjustment during the first quarter	(1,736,410)	(5,604,110)
Balance at end of first quarter	(167,058,080)	(164,306,230)
Retained Earnings		
Balance at the beginning of year	436,841,332	493,464,093
Net income (loss) for the first quarter	(3,685,589)	1,464,998
Loss on sale of treasury stock	(294,523)	0
Balance at end of first quarter	432,861,220	494,929,091
Total Stockholders' Equity	2,223,674,345	2,189,283,517

THE PHILODRILL CORPO...TION
Statements of Cash Flows
(Unaudited)

	Jan 1 to March 31 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(3,685,589)	1,464,998
Adjustments to reconcile net income to net cash provided by (used in) operating activities :		
Cash dividends received	8,157,223	0
Depletion, depreciation and amortization	565,363	1,112,903
Gain on sale of marketable securities, investments and others	0	0
Equity in earnings (losses) of affiliates - ne	(8,288,644)	(7,682,718)
Changes in operating assets and liabilities :		
Decrease (increase) in :		
Receivables - trade	(642,220)	(3,386,205)
Crude oil inventory	847,064	2,583,071
Materials and supplies	0	0
Other current assets	(133,134)	4,986
Increase (decrease) in accounts payable and accrued expenses	2,275,272	(842,861)
Net cash provided by (used in) operating activities	(904,666)	(6,745,826)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securites, investments and others	0	0
Addition to :		
Short-term investments	0	0
Marketable securities, investments and advance	(7,248)	(56,293)
Deferred oil exploration and development costs	(3,996,205)	(4,217,543)
Property and equipment - net	(1,342,956)	(1,468,757)
Decrease (increase) in		
Receivables - others	(10,695,630)	(2,319,050)
Other assets	160,306	168,996
Net cash provided by (used in) investing activities	(15,881,733)	(7,892,647)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital stock transactions	22,299,280	9,673,790
Proceeds from Sale of Treasury Stock	773,407	
Increase (decrease) in		
Loans	(4,075,781)	2,420,374
Cash dividends payable	0	0
Long-term debt		
Net cash provided by (used in) financing activities	18,996,906	12,094,163
NET INCREASE (DECREASE) IN CASH	2,210,508	(2,544,310)
CASH - BEGINNING	307,447	3,355,096
CASH - END	2,517,955	810,786

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE FIRST QUARTER ENDED MARCH 31, 2002

Name of Issuing Entity And Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp	49,874,000	49,095,645					49,874,000	49,095,645	
Edsa Properties Holdings, Inc.	22,511,946	37,483,834		7,248			22,516,946	37,491,082	
Vulcan Industrial and Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
San Jose Oil Company	152,073	170,769					152,073	170,769	
South China Petroleum Explo.,	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144						357,144	
Lepanto Consolidated Mining Co	79,423	15,852					79,423	15,852	
HI Cement Corporation	50,000	450,000					50,000	450,000	
		241,576,136	0	7,248				241,583,384	
Less allowance for decline in market value		165,321,671				1,736,409		167,058,080	
		76,254,465	0	7,248	0	1,736,409		74,525,304	0
At equity:									
MHI Resources Phils., Inc.	242,138,900	1,099,281,965	7,038,645		8,157,223		242,138,900	1,098,163,387	
Penta Capital Investment Corp.	1,600,000	174,890,440	1,250,000				1,600,000	176,140,440	
Penta Capital Holdings, Inc.	300,000	47,181,344					300,000	47,181,344	
		1,321,353,749	8,288,645	0	8,157,223	0		1,321,485,171	0
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
		1,417,913,769	8,288,645	7,248	8,157,223	1,736,409		1,416,316,030	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2002

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	571,216,777	1,341,956			572,558,733
Office condominium units and improvements	14,009,421				14,009,421
Office furniture, fixtures and equipment	9,978,713	21,000			9,999,713
Transportation equipment	6,852,131				6,852,131
	602,057,042	1,362,956	0	0	603,419,998

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2002

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	284,165,703	28,328	-	-	284,194,031
Office condominium units and improvements	9,795,938	175,118	-	-	9,971,056
Office furniture, fixtures and equipment	8,552,909	149,043	-	-	8,701,952
Transportation equipment	3,843,381	232,875	-	-	4,076,256
	306,357,931	585,363	0	0	306,943,294

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2002

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	783,473,749	-	-	-	3,996,206	787,469,955

THE PHILODRILL CORPORATION
SCHEDULE H-1 - NOTES PAYABLE
FOR THE FIRST QUARTER ENDED MARCH 31, 2002

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	72,618,725		(1,730,553)		70,888,172
Metropolitan Bank and Trust Co.	60,000,000		(10,333)		59,989,667
Development Bank of the Phils.	71,995,321		(1,418,828)		70,576,493
Rizal Commercial Banking Corp.	27,503,972			(316,066)	27,187,906
Penta Capital Investment Corp.	55,450,000				55,450,000
Bank of the Philippine Islands	31,000,000		(600,000)		30,400,000
	318,568,018	0	(3,759,714)	(316,066)	314,492,239

0

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
AS OF MARCH 31, 2002

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years - above	past due accounts & items in litigation
a) Trade Receivables									
1) Account with contract operator	20,082,204	1,012,490	3,418,327	11,223,299	2,442,233	1,985,856	0	0	0
sub-total									
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Trade Receivables	20,082,204	1,012,490	3,418,327	11,223,299	2,442,233	1,985,856	0	0	0
b) Non-trade receivables									
1) Account with partners	9,883,761	452,116	1,127,002	3,494,154	2,563,279	1,150,570	1,096,641	0	0
2) Other Advances/ Receivables	11,431,274	94,095	563,097	2,648,381	467,029	2,921,718	4,736,953	0	0
3) Accounts with officers and employees	710,681	70,788	44,914	0	594,979	0	0	0	0
sub-total	22,025,716	616,999	1,735,012	6,142,535	3,625,288	4,072,288	5,833,593	0	0
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Non-Trade Receivables	22,025,716	616,999	1,735,012	6,142,535	3,625,288	4,072,288	5,833,593	0	0
Net Receivables	42,107,920	1,629,489	5,153,339	17,365,834	6,067,520	6,058,144	5,833,593	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade Receivables		
1) Account with contract operator	Share in crude oil revenue net of share in production cost	30 days
b) Non-Trade Receivables		
1) Account with partners	Advances to oil exploration projects	
2) Other Advances/ Receivables	Various advances and receivables	
3) Accounts with officers and Employees	Advances to officers and employees	

3) Normal Operating Cycle: Twelve (12) months

The Philodrill Corporation
Schedule M - **Summary of Significant Accounting Policies**

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines under historical cost convention, except that the crude oil inventory is stated at market.

Adoption of New Statements of Financial Accounting Standards (SFASs)
The Company adopted the following SFASs which became effective on January 1, 2001:

- SFAS No. 1 (revised 2000), Presentation of Financial Statements;
- SFAS No. 13 (revised 2000), Net income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies; and
- SFAS No. 22 (revised 2000), Cash Flow Statements.

Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000), and SFAS No. 22 (revised 2000), prior year financial statements were restated to conform with the format prescribed by the new standards. Changes made pertain principally to the presentation of the statements of income and cash flows, inclusion of a statement of changes in stockholders' equity and additional disclosures as required by the new standards.

The effect of adopting the new standards on the financial statements is not material.

Cash
Cash includes cash on hand and cash with banks.

Inventory Valuation
Crude oil inventory is valued at market.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Marketable Securities
Marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the

stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Property and Equipment
Property and equipment are carried at cost less accumulated depletion, depreciation and amortization. Wells, platforms and other facilities are depleted using the unit-of-production method based on estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped area. Other property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

The costs of minor repairs and maintenance are charged to expense as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depletion, depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Investments in Shares of Stock
Investments in shares of stock of affiliates which are more than 20· owned, or where the Company has the ability to significantly influence their operating and financial affairs, are carried at cost, increased or decreased by the Company's equity in net earnings or losses of affiliates and share in affiliate's revaluation increment since dates of acquisition. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the affiliates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of affiliates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in affiliate's revaluation increment, which is presented in the stockholders' equity section of the affiliate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Other investments in shares of stock are carried at cost, adjusted for any impairment in value when the market value fall below cost and the decline is judged to be permanent.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are

considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17-Q

* These schedules, which are required by Part IV (e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 11-C

CURRENT REPORT UNDER SECTION 11
OF THE REVISED SECURITIES ACT (RSA)
AND RSA RULE 11(a)-1-1(b)(3) THEREUNDER

1. **07 February 2001**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:38683 3. BIR Tax Identification No. 041-000-315-612

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱348,205,144

11. Indicate the item numbers reported herein: **ITEM 9**

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 11-C

CURRENT REPORT UNDER SECTION 11
OF THE REVISED SECURITIES ACT (RSA)
AND RSA RULE 11(a)-1-1(b)(3) THEREUNDER

1. **06 April 2001**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱435,642,998

11. Indicate the item numbers reported herein: **ITEM 9**

Item 9. OTHER EVENTS

Further to our SEC Form 11-C dated 07 February 2001, please be advised that THE PHILODRILL CORPORATION (the "Company") will hold its ***Annual Stockholders' Meeting ("ASM") on 23 May 2001, Wednesday, 2:30 p.m., at the Alakor Conference Room,*** 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

SIGNATURES

Pursuant to the requirements of the Revised Securities Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **27 September 2001**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683**   3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office   Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,860,880

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
September 27, 2001
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

The Board of Directors of **The Philodrill Corporation** at its Regular Meeting held yesterday, 26 September 2001, starting at 1:30 p.m., the Board approved a resolution authorizing the sale of all delinquent 1994 stock rights subscriptions in accordance with the provisions of, and pursuant to the procedure outlined in, Section 68 of the Corporation Code on 31 October 2001, from 1:30 p.m. to 5:00 p.m., at the Company's Board Room located at the 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 5, 2001**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,837,003

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Report on the Public auction proceedings of delinquent stocks

The Philodrill Corporation as sole bidder purchased all the delinquent subscriptions aggregating to **One Hundred Twenty One Million Three Hundred One Thousand Nine Hundred One (121,301,901)** shares for **Sixty Three Million Five Hundred Twenty Five Thousand Fifty One and 80/100 Pesos (₱63,525,051.80)**, which were credited as fully paid in the books of the Corporation and classified as treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

AUGUSTO B. SUNICO
Executive Vice President/Treasurer

FILE NO. 82-2579

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 5, 2001**
Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,837,003

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Report on the Public auction proceedings of delinquent stocks

The Philodrill Corporation as sole bidder purchased all the delinquent subscriptions aggregating to **One Hundred Twenty Million Five Hundred Sixty Six Thousand Seven Hundred Ninety Six (120,566,796)** shares for **Sixty Three Million One Hundred Seventy Nine Thousand Three Hundred Fifty Nine and 06/100 Pesos (₱63,179,359.06)**, which were credited as fully paid in the books of the Corporation and classified as treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 5, 2001**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,837,003

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
November 5, 2001
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Report on the Public auction proceedings of delinquent stocks

The Philodrill Corporation as sole bidder purchased all the delinquent subscriptions aggregating to **One Hundred Twenty Million Five Hundred Sixty Six Thousand Seven Hundred Ninety Six (120,566,796)** shares for **Sixty Three Million One Hundred Seventy Nine Thousand Three Hundred Fifty Nine and 06/100 Pesos (₱63,179,359.06)**, which were credited as fully paid in the books of the Corporation and classified as treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

11 January 2002

THE SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Mandaluyong City

Attention : **Money Market Operations Dep't.**

Subject : **SECOND AMENDED REPORT on the Results of the Public Auction of Delinquent Subscriptions**

Gentlemen:

As reported in our letter dated 16 November 2001, our Company, The Philodrill Corporation, as sole bidder in the public auction of delinquent subscriptions to its capital stock held last 31 October 2001, purchased and/or acquired all delinquent subscriptions aggregating to 120,927,962 shares for ₱63,335,125.38.

However, due to certain clerical encoding errors in the adjusted number of shares of certain brokers which remained delinquent, the number of delinquent shares actually purchased and/or acquired by the Company in the public auction held last 31 October 2001 is **ONE HUNDRED TWENTY MILLION FIVE HUNDRED SIXTY SIX THOUSAND SEVEN HUNDRED NINETY SIX (120,566,796) shares for ₱63,179,359.06,** as indicated in the revised schedule of delinquent shares sold marked as Annex A hereof. The adjustments/revisions have been duly highlighted for ease of reference and comparison with the report submitted last 20 November 2001. These shares have been credited as fully paid in the books of the Company and classified as Treasury shares accordingly.

Should you have any question and/or clarification regarding the foregoing matter, please do not hesitate to contact the undersigned.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

AMENDED CERTIFICATE OF SALE

KNOW ALL MEN BY THESE PRESENTS:

I, **BENIGNO F. MORALES**, Notary Public for and in the City of Mandaluyong, do hereby certify that pursuant to the Notice of Sale of delinquent stocks of The Philodrill Corporation, which notice was published twice in The Manila Standard issues of October 19 and 27, 2001, as evidenced by the Affidavits of Publication duly sworn on October 19 and 27, 2001 by Ms. Elizabeth C. Lao, Advertising Manager of said newspaper of general circulation, before Notary Public Romero S. Osorio, City of Manila, under Doc. No. 2, Page No. 1, Book No. 59, Series of 2001, and Doc. No. 33, Page No.7, Book No. 59, Series of 2001, respectively, copies of which are hereto attached as Annexes "A" and "B" and made integral parts hereof, the delinquent stock subscription to the capital stock of said corporation listed in the attached Schedule marked Annex C and made an integral part hereof, were sold at public auction on October 31, 2001 at 1:30 p.m. at the principal office of said corporation located at the 9th Floor Quad Alpha Centrum, 125 Pioneer, Mandaluyong City, in accordance with Section 68 of the Corporation Code of the Philippines in favor of the following bidders/buyers, namely:

The Philodrill Corporation for all the delinquent shares as indicated in the aforementioned schedule of delinquent shares sold marked Annex C hereof, which were credited as fully paid in the books of the Corporation and classified as Treasury shares	₱63,179,359.06

Accordingly, pursuant to the provisions of Section 68 of the Corporation Code of the Philippines, the corresponding stock certificate(s) covering the delinquent shares shall be issued to The Philodrill Corporation.

WITNESS MY HAND AND SEAL this January __, 2002 at Mandaluyong City, Metro Manila

BENIGNO F. MORALES

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
) S.S.
IN QUEZON CITY, M.M.

BEFORE ME, a Notary Public, for and in the above jurisdiction, appeared affiant Benigno F. Morales and exhibited his Community Tax No 17323601, issued on January 10, 2001 at Mandaluyong City, known to me to be the same person who executed the foregoing instrument and acknowledged to me that the same is his free and voluntary act and deed. This instrument, which refers to a Certificate of Sale consisting of one (1) page including this page whereon the acknowledgment is written, has been duly signed by the affiant.

WITNESS MY HAND AND SEAL, this JAN 14 2002 day of January 2002 at IN QUEZON CITY, M.M.

JOEL G. GORDOLA
NOTARY PUBLIC
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 79;
Page No. 16;
Book No. 7;
Series of 2001.

AMENDED CERTIFICATE OF SALE

KNOW ALL MEN BY THESE PRESENTS:

I, **BENIGNO F. MORALES**, Notary Public for and in the City of Mandaluyong, do hereby certify that pursuant to the Notice of Sale of delinquent stocks of The Philodrill Corporation, which notice was published twice in The Manila Standard issues of October 19 and 27, 2001, as evidenced by the Affidavits of Publication duly sworn on October 19 and 27, 2001 by Ms. Elizabeth C. Lao, Advertising Manager of said newspaper of general circulation, before Notary Public Romero S. Osorio, City of Manila, under Doc. No. 2, Page No. 1, Book No. 59, Series of 2001, and Doc. No. 33, Page No.7, Book No. 59, Series of 2001, respectively, copies of which are hereto attached as Annexes "A" and "B" and made integral parts hereof, the delinquent stock subscription to the capital stock of said corporation listed in the attached Schedule marked Annex C and made an integral part hereof, were sold at public auction on October 31, 2001 at 1:30 p.m. at the principal office of said corporation located at the 9th Floor Quad Alpha Centrum, 125 Pioneer, Mandaluyong City, in accordance with Section 68 of the Corporation Code of the Philippines in favor of the following bidders/buyers, namely:

The Philodrill Corporation for all the delinquent shares as indicated in the aforementioned schedule of delinquent shares sold marked Annex C hereof, which were credited as fully paid in the books of the Corporation and classified as Treasury shares	₱63,179,359.06

Accordingly, pursuant to the provisions of Section 68 of the Corporation Code of the Philippines, the corresponding stock certificate(s) covering the delinquent shares shall be issued to The Philodrill Corporation.

WITNESS MY HAND AND SEAL this January __, 2002 at Mandaluyong City, Metro Manila

BENIGNO F. MORALES

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
) S.S.

BEFORE ME, a Notary Public, for and in the above jurisdiction, appeared affiant Benigno F. Morales and exhibited his Community Tax No 17323601, issued on January 10, 2001 at Mandaluyong City, known to me to be the same person who executed the foregoing instrument and acknowledged to me that the same is his free and voluntary act and deed. This instrument, which refers to a Certificate of Sale consisting of one (1) page including this page whereon the acknowledgment is written, has been duly signed by the affiant.

WITNESS MY HAND AND SEAL, this __ day of January 2002 at ___________.

NOTARY PUBLIC

Doc. No. _________;
Page No. _________;
Book No. _________;
Series of 2001.

*Manila*Standard

KAMAHALAN PUBLISHING CORPORATION

A

AFFIDAVIT OF PUBLICATION

The Advertising Manager, with office address at Leyland Bldg., Railroad corner 21st Sts., Port Area, Manila.

I, the undersigned ADVERTISING MANAGER of a weekly/daily newspaper published, edited and printed in Metro Manila, with editorial and business offices at Leyland Building, Railroad corner 21st Sts., Port Area, Manila.

The *Manila*Standard is a newspaper of general circulations, distributed nationwide and as much, is qualified to published all kinds of judicial notices of auction sale.

That the attached NOTICE OF DELINQUENCY AND SALE

RE: THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

was published by the *Manila*Standard in its issue/s of October 19, 2001

in witness whereof, I signed this affidavit in Port Area, Manila Philippines, this 19th day of October, 2001.

MA. ELIZABETH C. LAO
Advertising Manager

SUBSCRIBED AND SWORN to before me this 19th day of October, 2001 in Manila, Philippines, affiant exhibiting to me his/her Residence Certificate No. 03586644 issued at Manila on January 17, 2001.

Doc. No. 2
Page No. 1
Book No. 59
Series of 2001

RAMIRO S. OSORIO
NOTARY PUBLIC
UNTIL DEC. 31, 2001
PTR NO. 673565

*Manila*Standard
KAMAHALAN PUBLISHING CORPORATION

B

AFFIDAVIT OF PUBLICATION

The Advertising Manager, with office address at Leyland Bldg., Railroad corner 21st Sts., Port Area, Manila.

I, the undersigned ADVERTISING MANAGER of a weekly/daily newspaper published, edited and printed in Metro Manila, with editorial and business offices at Leyland Building, Railroad corner 21st Sts., Port Area, Manila.

The *Manila*Standard is a newspaper of general circulations, distributed nationwide and as much, is qualified to published all kinds of judicial notices of auction sale.

That the attached NOTICE OF DELIQUENCY AND SALE

RE: THE PHILODRILL CORPORATION

was published by the *Manila*Standard in its issue/s of October 27, 2001

in witness whereof, I signed this affidavit in Port Area, Manila Philippines, this 5th, day of November, 2001.

MA. ELIZABETH C. LAO
Advertising Manager

SUBSCRIBED AND SWORN to before me this 5th day of November, 2001 in Manila, Philippines, affiant exhibiting to me his/her Residence Certificate No. 03586644 issued at Manila on January 17, 2001.

Doc. No. 36

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City 1550, Philippines
Telephone Nos.: (632) 631-1801 to 05; Fax No.: (632) 631-8080

NOTICE OF DELINQUENCY AND SALE

Notice is hereby given that the Board of Directors of The Philodrill Corporation, in its Regular Meeting held on 26 September 2001, at which meeting a quorum was present and acted throughout, the Board unanimously passed and approved the following resolutions:

"WHEREAS, on 25 April 2001, the Board resolved: (1) to extend the payment deadline for all unpaid 1994 stock rights subscriptions to 28 May 2001 without imposition of penalty and/or interest charges thereon; (2) that failure to pay the subscription amount due on or before 28 May 2001 shall render the entire balance due and payable and subject to a 12% interest charge per annum computed from 29 May 2001 until full payment; and, (3) that, if within thirty (30) days from 28 May 2001 still no full payment is made, all stocks covered by said subscription shall thereupon become delinquent and subject to sale as provided in Section 68 of the Corporation Code;

"WHEREAS, the 30-day period has lapsed and there are still outstanding subscriptions remaining unpaid and, as such, have become delinquent and subject to sale in accordance with the provisions of Sections 68 of the Corporation Code;

"NOW, THEREFORE, in view of the foregoing premises, the Board of Directors, after due deliberation and upon motion duly made and seconded, passed and approved the following resolutions:

"RESOLVED, at it is hereby resolved, to authorize the sale of all delinquent 1994 stock rights subscriptions in accordance with the provisions of, and pursuant to the procedure outlined in, Section 68 of the Corporation Code on October 31, 2001, from 1:30 p.m. to 5:00 p.m., at the Company's Board Room located at the 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City."

Provided, that foregoing shares shall not be sold if the owner thereof pays the Corporation on or before the abovestated date of sale, his unpaid subscription, plus accrued interest, costs of advertisement and expenses of sale.

In accordance with the above resolution, the following shares of stock are delinquent for non-payment of the subscription price with accrued interest, plus costs and expense, if any, up to Sept. 30, 2001 in the amount set forth below:

THE PHILODRILL CORPORATION
1994 STOCK RIGHTS OFFERING
RECORD DATE: NOVEMBER 24, 1994
As of SEPTEMBER 30, 2001
(LIST OF STOCKHOLDERS - INDIVIDUAL) 25% PAID

N A M E	Total Shares	Total Due
MERCEDES ABAD	555	445.40
MAUREEN C. ABELARDO	613	251.61
MANUEL ABELLO	1,511	1,158.18
ROBERTO G. ABRINA	307	235.32
REMIGIO ACHAS	5,157	3,952.84
MARIA TERESA ADAD &OR MARIA LUISA ADAD	4,300	3,295.95
RUFINO B. ADAMI	2,824	2,164.60
NELITA E. ADAN	65,236	50,003.39
ROLANDO P. ADRIANO &OR VALENTIN P. ADRIANO, JR.	545	417.74
JOSE AGUDO	5,570	4,269.41
ANTONIO ALBERT, JR. FAO [illegible]	1,672	1,281.59
[illegible]	57,363	43,968.24
ANTONIO B. CO ITF SHERRYLOU KHOSIKING	3,998	3,064.47
DAVID G. CO	4,000	3,066.00
PHILIP G. CO	97,575	74,791.24
JESUS M. CODEN	3,424	2,624.50
THERESE L. COO	34,600	26,521.80
FELICISIMO G. CORONEL &OR LUCITA SANTOS CORONEL	20,832	15,967.73
LEONILO G. CORONEL	55,414	42,474.83
JOSE M. CORPUS, JR.	2,348	1,799.74
REMEDIOS T. COSIO	8,360	6,407.94
CRISANTO COSTELO &OR FE VILLARDO	921	705.95
ALFONSO B. CRUZ, JR.	4,043	3,098.96
FLORANTE B. CRUZ	921	705.95
NAPOLEON CRUZ &OR LUISA CRUZ	823	630.83
NAPOLEON D. CRUZ	2,443	1,872.56
RESTITUTO CRUZ	921	705.95
ROGELIO CRUZ	3,412	2,615.30
LOURDES CUARTERO	8,363	6,410.24
SOFIA S. CUARTERO	22,852	17,516.06
TERESITA GOCHOCO &OR JOAQUIN GOCHOCO	4,559	3,494.47
ARTURO G. GONZALES	2,032	1,557.53
RAMON GONZALEZ	17,701	13,567.82
LAURENTE T. GUEVARA	1,606	1,231.00
SALVADOR GUIDOTE	2,150	1,617.93
DAISY U. GUTIERREZ	3,412	2,615.30
CESAR HERNANDEZ	20,295	15,556.12
RICARDO HERRERO	526	403.18
RICARDO HERRERO &OR MA. PAZ HERRERO	8,363	6,410.24
HENRY HO	4,181	3,204.74
FLORENCIA T. HUIBONHOA	12,545	9,615.74
JEFFREY G. HWANG	347	265.95
MA. CARIDAD IBARRA	421	322.70
ADELAIDA G. IMPERIAL	9,435	7,234.23
SHELLA JALBUENA	1,254	961.19
SATURNINO R. JAVELLANA	14,545	11,145.74
ANGELA L. JAVIER	234	179.36
ROBERTO B. JOSE	2,457	1,883.29
LEONARDO KANG	22,788	17,467.00
MARICHU KHO CHOI	24,393	18,697.23
KIM SIN ONGKAUKO	38,727	29,684.25
KUA CHAY LAY	14,000	10,731.00
JOHN KUAN	3,351	2,568.54
VICTOR V. KWONG	8,289	6,353.52
VICTOR KWONG &OR JOSEPHINE KWONG ALEJANDRO	63,966	49,496.23
TEODORO LABRADOR	3,636	2,786.99
DANIEL LACSON JR.	2,027	1,553.70
FELY T. LANTO	1,886	1,445.62
LAO CHUA	24,725	18,951.71
NORMA LAO	20,400	15,636.60
ANDRES LAO HIAN LIONG	50,181	38,463.74
MARION L. LARDIZABAL &OR FLORENCE S. LARDIZABAL	1,360	1,042.44
LEONOR M. LAVIN	5,773	4,425.00
ADDELLIA H. LAY	12,545	9,615.74
SILVINA C. LAYA	225,314	172,703.18
ELEANOR LAYA DE GRACIA	32,302	24,759.48
MANUEL LAZARO	1,950	1,494.68
LEE SHEW WAI	8,363	6,410.24
TRINIDAD LEE SUN	13,657	8,358.08
LIM LE	819	627.76
ALBERTO E. LIM	8,363	6,410.24
ANTONIO LIM	20,456	15,702.52
ANTONIO LIM	4,650	3,564.23
ANTONIO LIM	17,308	13,266.58
BENJAMIN LIM	42,933	32,908.14
DAVID H. LIM	50,115	38,413.15
DAVID H. LIM	3,512	2,691.95
GALO LIM	36,363	27,872.24
JEFFREY LIM	18,181	13,935.74
JEFFREY O. LIM	13,658	10,468.86
MANUEL LIM LO SUY	16,858	12,921.66
ALVIN LIU	4,300	2,631.60
SILVIA T. LIU	2,899	1,774.19
SYLVIA T. LIU	14,170	8,672.04
LLEWELLYN L. LLANILLO	4,876	3,737.45
PILAR D. LLOREN	5,036	3,860.09
ELENA C. LOCSIN	12,500	9,581.25
TEODORO LUCERO	3,656	2,525.32
APOLLO P. MADRID	696	533.48
GLENDA MAGALONG	585	448.40
BENJAMIN G. MAGBANUA	10,581	8,110.34
BENJAMIN G. MAGBANUA &OR LINDA S. MAGBANUA	3,272	2,507.99
JUANITO T. MAGBANUA	1,790	1,372.04
EMILIANO MAGDANGAL	5,584	4,280.14
EMILIANO D. MAGDANGAL	15,075	11,554.99
JANET MALINIS	5,121	3,925.25
REY ROBERT MANALILI	3,276	2,511.05
EILEEN JULEAH C. MANAOIS	819	627.76
DESILDA MANLICLIC	2,370	1,816.61
ROSALINDA P. MANLICLIC	4,388	3,363.40
COLUMBUS F. MAQUITO	3,530	2,705.75
MA. CARMELA J. MARANON	899	689.08
VICTOR D. MARIANO	1,354	1,037.84
JOSEFINA D. MASON	8,572	5,657.52
JOSEFINA D. MASON	2,303	1,528.04
FREDELINO C. MATA	5,852	4,485.56
JOSE E. MATEO, JR.	42,826	32,826.13
ELVIRA MAYO	1,228	941.26
RAMON J. MENDOZA	3,264	2,501.86
HECTOR M. MERCADO	204	156.37
MARIA E. METCALFE	1,347	1,032.48
VICENTE T. MILLS, JR.	20,909	13,873.12
MARIO MITRE	1,415	1,084.60
MARIA MONTILLA	7,784	5,966.44
RAMON MONZON	134,453	103,058.22
RAMON MONZON	6,351	4,868.04
RAMONA MONZON	15,248	11,687.59
ANTONIO G. MORENTE	3,459	1,584.83
SUSANA SY	11,792	9,038.57
MANUELA C. TAAD	614	470.63
PACIFICO B. TACUB	68,031	52,122.77
PACIFICO B. TACUB ITF ARBY JEAN TACUB	1,693	1,297.68
		0.60
PACIFICO B. TACUB ITF CHRISTIAN JOSEPH C. TACUB	777	595.57
TAN ENG SING	19,974	15,310.01
BENEDICTO C. TAN	1,105	549.25
NANCY N. TAN	3,065	2,349.32
JOHNNY TAN CO	8,446	6,473.86
LILY TANCO	17,392	13,330.97
LILY TANCO YU	1,467	1,124.46
DOROTHY G. TAY	6,045	4,633.49
ARSENIO TEMEW	4,181	3,204.74
ELIAS D. TEODORO	2,047	1,569.03
PACITA TIONG	555	425.41
PERFECTO TIONG	43,023	32,977.13
TIU LE SUY	18,151	13,935.74
JUSTO TO CHIP &OR GRACE TO CHIP	60,000	45,990.00
RUFINA TOLIAO	234	179.36
CLARITA T. TORRES	183	140.27
EDRULFO TRIVINO	10,244	7,852.03
MERCEDES U. ULIBAS	836	640.79
EDGARDO UNSON	1,462	1,120.62
ARTURO J. UY &OR ARNEL O. UY	474	363.32
FELICIDAD UY	1,241	951.23
JOSEPH UY	1,212	929.00
VICENTA UY	975	496.25
VICKY A. UY	2,435	1,280.94
TEOFILA UY PECO	22,297	17,090.65
DELICIAS G. VALDES	3,725	2,557.51
PAULINO VALDES	60	45.99
ALFREDO VALENZUELA	41,818	32,053.50
ROSAURO VALENZUELA	3,353	2,570.07
JOEMEMA S. VALERIANO	986	755.77
JIWANLAL VALIRAM	2,667	2,044.26
JULIO VALLAR	15,890	12,179.69
VALERIANA H. VELASQUEZ	7,314	5,606.18
OLIVIA L. VENTURA &OR JEROME VENTURA	292	223.82
GORDON VERRA LIM	13,657	10,468.09
RUBEN G. VIADO	5,552	4,255.56
REYNALDO S. VICTORIANO	5,018	3,846.30
TERESITA VIDAMO	11,236	8,612.39
AURORA VILLANUEVA	877	672.22
ELENA VILLANUEVA	7,101	5,442.92
LEONIDAS G. VILLANUEVA	3,692	2,829.92
AURELIA Y. VILLAR	1,228	941.26
COLMAN WONG	61,960	47,492.34
JOSE WONG	81,949	62,813.91
HELEN YADAO CASTRO	1,105	846.98
BENJAMIN YAM	1,666	1,019.59
FRANCISCO YANG	110,354	84,586.34
FRANK YANG	25,221	19,331.90
YAO SIU LUN &OR CHERYL CHENG	46,044	35,292.73
EMILIO E. YAP	3,145	2,410.64
DOMINGO YAP JOCO	3,463	2,654.39
HOWARD YCO	4,181	3,204.74
JAMES D. YOUNG	18,726	14,353.48
EFREN R. ZAIDE	234	179.36
CATALINA ZAMORA	18,533	14,205.54
JOSE B. ZUNIGA	3,905	2,993.18
THELMA W. KERNS	2,211	1,694.73

(LIST OF STOCKHOLDERS - INDIVIDUAL) 35% PAID

N A M E	Total Shares	Total Unpaid
LEOPOLDO A. ABAD	144	95.54
LEOPOLDO A. ABAD, JR.	6,342	4,207.92
PURITA A. ACEVEDO	5,544	3,677.49
CORAZON J. AGRAVA	43,490	28,855.62
JESUS M. AGUAS	2,059	1,366.05
BAYANI F. AGUILAR	8,925	5,923.73
BAYANI F. AGUILAR	8,213	5,449.33
JOCELYN AGUILAR	2,866	1,901.59
ROMULO N. AGUILAR	2,695	1,790.12
ROSALINDA N. AGUILAR	2,695	1,790.12
ANTONIO ALBERT JR. FAO JOSEFA CUITING-LAM	1,672	1,291.62
GERARDO ALBERTO &OR ISABEL ALBERTO	142,161	94,337.09
GERARDO ALBERTO &OR PILAR ALBERTO	16,727	11,098.36
VITALINA ALBERTO	16,956	11,250.31
ZENAIDA P. ALCANTARA &OR LUIS M. ALCANTARA	9,057	6,009.32
LORETO V. ALZATE	36,77	24,402.20
MANU JAMARNANI	4,763	3,160.25
WILFREDO AMONCIO	3,636	2,412.49
ELAINE MARIE ANG	1,321	876.45
LETICIA DEE	8,363	5,548.85
LETICIA T. DEE	20,449	13,567.91
ERNESTO G. DIONISIO	68,261	45,293.16
CONCEPCION C. DON	1,454	961.73
GERALDINE DUENAS	2,121	1,407.28
BENJAMIN L. DY	63,563	42,174.05
MANUEL DY	2,090	1,386.72
EDUARDO E. ELEGIR	694	460.47
ARTHUR A. ELIZAGA	727	482.36
MAXIMINO Q. ESTIBAR	836	554.69
ELENITA P. EVARISTO	6,272	4,161.47
JOSE R. FACUNDO	7,451	4,943.74
ISMA FALAG-EY	3,915	2,597.60
CYRIL FERNANDEZ	26,450	17,569.48
LILIAN F. FLOR	18,862	12,514.94
LILIAN F. FLOR	4,195	2,783.38
JOSE FRANCO	4,181	2,774.09
BENJAMIN GAN	58,905	39,083.47
EDITO GARCIA	5,659	3,754.75
IGNACIO E. GARCIA, JR.	5,699	3,781.29
ANTONIO R. GATUS, JR.	1,279	848.62
MOISESA P. GAVINO	152	100.85
JOSE GAW	71,232	47,262.43
LISA IRENE GEMPERLE DE LEON	4,300	2,853.05
MICHAEL JOHN GEMPERLE DE LEON	4,300	2,853.05
GLORIA GINES	3,656	2,066.00
GO LOK SEK	4,095	2,717.03
GO YU KUN	1,500	995.25
DOMINGO GO	4,095	2,717.03
JANE GO	819	543.41
MANUEL GO	20,909	13,873.12
FABIAN GO KIAO	24,370	16,169.50
BENJAMIN V. GOCHANGCO	31,927	21,183.56
JOHN GOHOC	7,798	5,173.97
ALICE Y. GONZALES	5,853	3,883.47
MODESTO GONZALES	608	403.41
REYNALDO GONZALES	4,181	2,774.09
SEGUNDO B. GOTOC	7,454	4,945.73
CONCEPCION GUIDOTE &OR JESUSA CONCEPCION	25,611	16,992.90
JAMES HAO NGA KOK	117,375	77,878.31
JOHN HAWKINS	13,435	8,914.12
CARMEN M. HENARES &OR ANTONIO M. HENARES	29,090	19,301.22
CESAR A. HERNANDEZ	1,122	744.45
LEONOR V. HERNANDEZ	4,716	3,129.07
VICTORIA HERNANDEZ	9,220	6,117.47
FELIPE T. HUIBONHOA	8,363	5,548.85
EDILBERTO IBASCO &OR LEANDRO IBASCO	2,647	1,756.28
EDILBERTO IBASCO &OR LEANDRO IBASCO	16,834	11,169.36
JOSE E. IGNACIO	8,781	5,826.19
CARLOS ISIDRO	449	297.91
DENNIS ISIDRO	14,962	9,927.29
PAOLO ISIDRO	449	297.91
JESUSA JACINTO	863	572.60
LARRY JALBUENA	11,872	7,877.07
MENARDO R. JIMENEZ	47,255	26,503.24
ENRIQUE M. JOAQUIN	16,942	11,241.02
PURITA KALAW LEDESMA	263	174.50
NORMAN KAPCHAN &OR NENITA D. KAPCHAN	3,636	2,412.49
ANTONIO KAW	13,236	8,782.09
MARY KAW	1,462	970.01
ALFRED KHU	45,974	30,503.75
HILDA KLEINER	14,573	8,168.17
HILDA F.K. L. KLEINER	15,594	8,740.44
PAUL KLEINER	12,315	6,902.56
VICTOR KOA SON ENG	6,828	4,530.38
ANTONIO KON	9,377	6,221.64
CATHERINE L. KON	2,340	1,552.59
RAMON H. LACSA	205	114.90
AMPARO LACSON	12,545	8,323.61
MILAGROS K. LAPUZ.	1,572	1,043.02
ALBERT W. LAY	10,000	6,635.00
STEWART LAY	12,400	8,227.40
JOSE LAYSON JR.	9,786	6,493.01
LE KHIM SAI	14,636	9,710.99
CARLOS LEDESMA	14,753	9,788.62
CECILIA U. LEDESMA ITF CAMILLE JUMAQUIO	418	277.34
LEE SEE YUEN	8,631	5,726.67
JAIME LEE	812	538.76
LINDA LEE CHIU	12,000	7,962.00
TEODORO A. LEGASPI	43,636	28,952.49
JOSE LEONARDO	2,741	1,818.65
JOSE L. LEONARDO &OR TERESITA LEONARDO	6,504	4,315.40
LEUNG SE WA	40,555	26,908.24
HARRY LEYDEN	737	489.00
ROBERT T. LI	73,177	48,552.94
LIM HONG BEN	262,439	174,128.61

AQUILINO SOL ALCANTARA	6,738	5,161.65
EDITHA I. ALCANTARA	1,316	1,008.71
TRINIDAD A. ALCANTARA	2,336	1,790.54
ZENAIDA ALCANTARA	4,876	3,737.45
VICENTE L. ALMEDA &/OR	5,652	4,332.26
ROSARIO J. ALMEDA		
RUBEN D. ALMENDRAS	3,075	2,356.99
NAWALRAI F. AMARNANI	20,456	12,537.43
&/OR RATNA AMARNANI		
RAJESH AMARNANI &/OR	1,393	852.32
NAWALRAI F. AMARNANI		
PAULINO S. AMIGO	1,050	827.82
ROBERTO M. AMPIG	5,573	4,271.70
ANTONIO AMPIL	3,636	2,786.99
AURORA T. ANATALIO	2,925	2,242.01
JAMES ANG	83,636	64,106.99
JOHN P.S. ANG	25,413	19,479.06
VIDAL V. ANGELES	9,454	5,785.85
SILVINO P. ANTONIO, JR.	3,200	2,452.80
ALEXANDER S. ARANETA, SR.	14,334	10,987.01
ROLANDO ARCE	92	70.52
CORAZON P. ARELLANO	3,200	2,452.80
FILOR S. ATANGAN	21,310	16,334.12
RHODORA S. ATANGAN	11,928	9,142.81
RHODORA S. ATANGAN	112	85.85
DENNIS AUSTRIA	8,363	6,410.24
ROMULO M. AUSTRIA	15,601	11,960.47
ANTONIO P. AVANTE	90,201	69,141.37
MILAGROS C. AVANTE	33,711	25,839.48
ELMILA AYSON BANICO	641	491.33
ROSANNA C. AZARRAGA	1,454	1,114.49
RODOLFO J. AZCONA	1,228	814.78
RUDY AZCONA	4,239	2,825.85
LOLITA B. BACANI &/OR	727	557.25
JUANITO BACANI		
JOY ESTRELLA A. BANTOLINAO	836	640.79
IMELDA R. BARRETTO	5,056	3,875.42
JUANITO BARRIDO	20,909	16,026.75
ROMULO BASANES	1,415	1,084.60
ANGELINA A. BAYNOSA	12,634	9,683.96
INES G. BELLEZA	2,509	1,923.15
GODOFREDO BERNARDO &/OR	8,363	6,410.24
EVELYN BERNARDO		
GODOFREDO S. BERNARDO	5,197	3,983.50
CHINGKIAT BIAK	26,001	19,929.77
ANIANO BOITIZON	58,539	44,870.14
ROBERTO BORJA	29,000	22,228.50
SHIRLEY L. BUCAG	727	557.25
LOREMILLA CABALUNA &/OR	453	347.22
MANUEL C. CABALUNA		
MARCELO CABANA	997	764.20
TERESA G. CAMPILLO	3,644	2,793.13
ANDREW S. CARLOS	1,693	1,297.68
AMANTE CARONONGAN	4,181	3,204.74
RONNIE C. CASTRO	22	16.86
AMADO C. CENDANA	2,509	1,923.15
SOLOMON CHAM	1,529	1,171.98
ALFONSO CHAN	8,194	6,280.70
ROSARIO CHAN	4,000	3,066.00
VICTOR CHAN	3,636	2,786.99
HAZELYN P. CHANG	12,545	9,615.74
EDUARDO B. CHAVES	60	45.99
EDUARDO B. CHAVES	279	213.85
CHENG HAN SUI	11,328	8,682.91
CHENG HAN SUI &/OR CHENG BERCK	20,900	16,019.85
CHENG HAN SUI &/OR DIANA CHENG	61,710	47,300.72
CHENG LIONG	54,632	41,875.43
LEONCIO CHING	17,249	13,221.36
VIRGINIA CHIONGBIAN	18,441	14,135.03
WILLIAM CHIONGBIAN	55,325	42,406.61
CHIU SIU BUN	8,157	6,252.34
OLIVIA L. CHOY	5,269	4,038.69
OLIVIA LIM CHOY	5,269	4,038.69
CHUA AH VERRA	2,893	2,217.48
CHUA AH VERRA	1,406	1,077.70
CHUA CHENG CHIAO	17,418	13,350.90
AGUSTIN CHUA	1,335	1,018.47
CARMENCITA CHUA	3,000	2,299.50
CONCHITA CHUA	20,909	16,026.75
LUCIO CHUA	10,000	7,665.00
PAULINO CHUA	72,727	55,745.25
SUSAN CHUA	29,700	22,765.05
WINSTON CHUA BUN PHO	487	373.29
ADELINA M. CLAVE	2,129	1,631.88
IMELDA RUTH MAY M. CLAVE	819	627.76
JACOBO CLAVE	4,091	3,135.75
MURIEL GAY CRISTINA M. CLAVE	5,187	3,975.84
NATHANIEL JOHN M. CLAVE	5,733	4,394.34
NUEVA FLORA ZITA M. CLAVE	819	627.76
ANTONIO B. CO ITF	3,998	3,064.43
RAYMUND OLIVER KHOSIKING		
ANTONIO B. CO ITF	4,702	3,604.08
RAYMUND KHOSIKING		
LAUREANO R. CULALA, JR.	82	62.85
APOLONIA A. DALEON	25,090	19,231.49
THELMA DALIPE	6,000	4,599.00
HERMELO DATU	2,234	1,712.36
ARMANDO DAVID	292	223.82
CONSUELO V. DAVIS	5,054	3,873.89
BALDOMERO G. DAVOCOL	4,383	3,359.57
JORGE D. DAZ	4,181	3,204.74
ELEANOR DE GRACIA &/OR	1,228	941.26
PABLO P. GRACIA		
MA. CRISTINA L. DE GRACIA	2,909	2,229.75
OR ELEANOR L. DE GRACIA		
MARCELO C. DE GUZMAN	1,484	1,137.49
REYNALDO ONG DE JESUS	12,545	9,615.74
&/OR CHING CHING DE JESUS		
SUSAN T. DE JESUS	1,677	1,285.42
ELSIE L. DE LEON	301	233.02
MARINA S. DE LEON	3,861	2,959.46
MA. VICTORIA R. DEL ROSARIO	8,776	6,726.80
MA. ELENA DELA CRUZ	1,693	1,297.68
BENIGNO DELA VEGA	653	500.52
BENIGNO DELA VEGA #2	8,196	6,282.23
CONSUELO DELA VEGA	292	223.82
JOSE A. DECENA	473	362.55
BENITO JOSE DELES	3,191	2,445.90
CONSUELO DELOSO	31,532	24,169.28
CONSUELO D. DELOSO	16,234	12,443.36
MELCHOR D DELOSO	9,757	7,478.74
JOYCEE DERASIN	18,000	13,797.00
ARTEMIO B. DIAZ	1,521	1,165.85
ARTEMIO B. DIAZ &/OR	2,106	1,614.25
CONSTANCIO B. DIAZ		
&/OR EUGENIO DIAZ		
ARTEMIO B. DIAZ &/OR	438	335.73
CONSTANCIO B. DIAZ		
&/OR EUGENIO DIAZ		
CONSTANCIO B. DIAZ	1,521	1,165.85
EUGENIO B. DIAZ	1,521	1,165.85
CECILE DIAZ CRUZ	737	564.91
DALFLORINIO DIONISIO	5,532	4,240.28
ESTRELLA DIONISIO	16,858	12,921.66
JOSE DIZON	67,923	52,062.98
NESTOR DIZON	2,117	1,622.68
SALVADOR DIZON	3,540	2,713.41
MODESTA DOLATRE	4,716	3,614.81
MARIO DOMINGO	1,453	1,113.72
NIDA I. DUMAGUING	2,245	1,720.79
JUNE JADE ESTHER C. DUMO	819	627.76
DY TIONG	4,184	3,207.04
DAVID DY	12,774	9,791.27
RENATO ECARMA &/OR	5,236	4,013.39
ARFELI T. ECARMA		
I.O. ELEGADO &/OR F. D. ELEGADO	43	32.96
I.O. ELEGADO &/OR F. D. ELEGADO	6,519	4,996.81
I.O. ELEGADO &/OR SUZETTE ELEGADO	463	354.89
ILDEFONSO O. ELEGADO, JR. &/OR	3,537	2,711.11
SUZETTE ELEGADO		
SONNY ELEGADO OR SUZETTE ITF	1,347	1,032.48
REMILLE OR CHERRIE ELEGADO		
SUZETTE ELEGADO OR SONNY	2,357	1,806.64
ITF CHERRIE ELEGADO		
FILEMON R. ENRILE	4,181	3,204.74
KARINA C. ESCUDERO	207	158.67
ANTONIO A. ESTOLAS	18,008	13,803.13
CORAZON S. ESTRADA	3,686	2,825.32
LILIA P. ESTRADA	3,000	2,299.50
MA. JOSEFINA ESTRELLA	1,901	1,457.12
ROLANDO D. ETORMA	3,276	2,511.05
PAQUITA EUSEBIO	2,615	2,004.40
AUGUSTO Z. FAJARDO	2,772	2,124.74
LOURDES L. FERNANDEZ	30,108	23,077.78
PAZ Y. FORES	259,524	198,925.15
ARTURO P. GAERLAN	2,002	1,534.53
OFELIA O. GALURA	8,363	6,410.24
OFELIA B. GALURA	1,672	1,281.59
CARMEN B. GARCIA	12,099	9,273.53
CARMEN B. GARCIA	195	149.47
LYDIA D. GARCIA	2,922	2,239.71
MANUEL R. GARCIA	10,110	7,749.32
NAPOLEON GARCIA	2,245	1,720.79
EMMA GARINGALAO NAVARRO	16,391	12,563.70
ANTONIO P. GATMAITAN &/OR	97,677	74,869.42
ELOISA GATMAITAN		
GAW ENG SENG &/OR	20,500	15,713.25
ANTHONY GAW GONZALO		
LYDIA GAW	1,672	1,281.59
ANTONIO GO, JR.	273	209.25
FERNANDO GO, SR.	116,095	88,986.82
GRACE W. GO	14,636	11,218.49
HENRY GO	2,927	2,243.55
TYRONE GO	4,181	3,204.74
URSULA GO CHUA	18,181	13,935.74
TERESITA GOCHOCO	24,453	18,743.22
MA. CRISTINA MUNOZ	2,633	2,018.19
&/OR ALFREDO MUNOZ		
ROLANDO NARCISO	7,314	5,606.18
JAIME L. NARVAEZ	2,245	1,373.94
LILIA W. NARVAEZ	45,225	36,964.46
GUILLERMA NAVAL	5,160	3,955.14
JOSEFINA NERY	8,007	5,312.64
NG BEAUHAN	74,995	57,483.67
NGO CA HU	3,369	2,582.34
BENJAMIN NGO	50,000	38,325.00
DELFIN NGO	62,727	48,080.25
ROSA L. NIDUAZA	2,925	2,242.01
ANANIAS OFRIN	8,809	6,752.10
EDMUNDO ONA	6,837	5,240.56
MARILYN ONG	2,661	2,039.66
EDITA ONG CHIANG	4,181	3,204.74
VERONICA S. ONGKEKO	6,450	4,943.93
VICENTE T. ONGKEKO	846	648.46
LOUISE G. ORENDAIN	368	282.07
BENJAMIN ORTEGA	1,622	1,243.26
FAUSTINO V. OVIEDO	6,600	5,058.90
JAIME B. PABALAN	1,843	1,412.66
ANTONIO PADILLA	1,901	1,457.12
MANUEL L. PAGUIRIGAN, JR.	1,950	1,494.68
HILDA PANGWI	1,228	941.26
ARSENIO PAREDES	1,321	1,012.55
CICERO PASCUAL	2,823	2,163.83
JOVITA PASCUAL	6,486	4,971.52
LUCIANO PASCUAL, JR.	20,000	15,330.00
ANTONIO PE	8,360	6,407.94
ROSA S. PE	4,181	3,204.74
DORA PELINEA CAMPOS	2,047	1,358.18
TERESITA PENERO	2,090	1,601.99
JESUS F. PERAJA	884	677.59
JESUS F. PERAJA &/OR	975	747.34
JEOBANA G. PERAJA		
RODOLFO L. PERALEJO	645	494.39
ELLEN PEYCHING DY	4,978	3,815.64
TERESITA P. PINGOL	942	722.04
TIBURCIO P. PINGOL	1,886	1,445.62
JAIME PO	29,993	22,989.63
HONORIO PODLADOR, III.	108,727	83,339.25
DANILO S. POSADAS &/OR	1,228	941.26
CARMELITA POSADAS		
FERNANDO PUA	1,170	896.83
WILFREDO PUNO	3,071	2,353.92
WILFRIDO M. PUNO	6,619	5,073.46
ROSY C. QUA	1,672	1,281.59
MARIANO C. QUINTOS, JR.	15,671	12,011.82
DENNIS C. RAMOS	487	373.29
LIVIA ALICIA R. RAMOS	727	557.25
MICHAEL L. RECTO	23,405	17,939.17
JOSE RENDOR	6,636	4,061.23
EDILBURGA A. RETARDO	10,012	7,674.20
AZUCENA T. REYES	12,392	9,498.47
AZUCENA T. REYES	8,496	6,512.18
CARLOS P. REYES	1,277	978.82
CARLOS S. REYES	10,294	7,890.35
ENCARNACION M. REYES	6,450	4,943.93
EDGARDO L. RICAFORT	8,363	6,410.24
IGNACIO RIVERA	925	711.31
ALEJANDRO M. ROCES	42,152	32,309.51
RODOLFO T. RODELAS	1,818	1,393.50
MARIANO RODRIGUEZ	3,208	2,458.93
ADELA C. SALAS	56,545	43,341.74
VICTORINO M. SALONGA	5,852	4,485.56
FRANCISCO SAN DIEGO	4,388	3,363.40
RODOLFO SANCHEZ	6,604	5,061.97
JOSE ANTONIO SANTOS	17,473	13,393.05
TEODORO M. SANTOS	6,096	3,730.75
CRISANTO SARSONAS	9,220	7,067.13
CRISANTO A. SARSONAS	7,566	5,799.34
ELIZABETH SEE	2,457	1,883.29
PACIFICO C. SILLA &/OR	4,181	3,204.74
MARIE PAZ M. SILLA &/OR		
NATHANIEL M. SILLA		
ERDULFO SISON	34,218	26,228.10
ERNESTO D. SISON	2,455	1,881.76
JAIME Y. SISON	5,245	4,020.29
MACARIO SOLIO	1,942	1,488.54
JOSE S. SOMERA	1,132	867.68
PAULA SOTTO	4,492	3,443.12
FRED STELTON	10,872	8,333.39
ENRIQUE SUCALDITO	13,188	10,108.60
ENRIQUE L. SUCALDITO	1,755	1,345.21
ROGELIO L. SUCGANG	641	491.33
NOEL S. SUNGA	45,072	34,547.69
PROSPERO S. SUNGA	4,492	3,443.12
SY KE	31,363	24,039.74
DAVID SY	10,925	8,374.01
JESSE SY	1,952	1,496.21
LUZ T. SY	23,000	17,629.50
REYNATO SY	4,181	3,204.74
JAMES ANG	122,924	81,560.07
LUCY ANG	5,550	3,581.45
MAGNOLIA W. ANTONINO	12,545	8,323.61
FERMIN A. ARCEO	10,437	5,549.94
ROSARIO A. ARCEO	7,661	4,293.99
CONCEPCION ARELLANO &/OR	6,559	3,676.32
GUADALUPE L. FILLER		
SERVANDO ARELLANO	12,507	8,497.44
CRISTINA V. ARO	7,550	5,029.33
BIENVENIDO ASLON	4,714	3,127.74
EDGARDO P. ATIENZA	4,242	2,814.57
BENJAMIN S. AUSTRIA	8,604	5,703.75
ROMEO G. BADILLA	5,080	3,370.58
RAFAEL C. BANIQUED, JR.	418	277.34
MIGUEL BATUNGBACAL	43,900	29,127.65
ILIMUNADA C. BAUTISTA	6,352	4,214.55
&/OR NENITA S. CRUZ		
JOSEFINA BAYOT ARNAIZ	3,429	2,275.14
LYDIA S. BENITO	954	632.98
LYDIA S. BENITO	712	472.41
LYDIA S. BENITO	39	25.88
RAMON R. BENITO	21,300	14,132.55
MIA BORROMEO	535	355.15
CELIA X. BURGOS	50,975	33,821.91
MANUEL E. CACHO	184	122.08
GIL D. CAMACHO	3,114	2,066.14
TERESA G. CAMPILLO	1,638	1,086.81
MANUEL CANCIO	43,909	29,133.62
ANTONIA L. CARBALLO	7,314	4,852.84
FLORIDO CASUELA	5,614	3,183.65
GABRIEL CHAN, JR.	53,178	35,281.60
WILLIAM CHENG	22,827	15,145.71
WILLIAM DT. CHENG	5,554	3,854.13
ANTONIO CHENG CO &/OR NILDA CO	29,447	19,538.08
EMILIO L. CHING	36,363	24,126.85
LORENZO CHING	99,254	65,874.93
RAMON L. CHIU	32,111	21,305.65
CESAR CHIYUTO	5,460	3,622.71
CHOA EK YONG	83,200	55,203.20
CHOA EK YONG	41,800	27,734.30
ANGELES O. CHOA	1,209	802.17
CHUA CHE WAI &/OR	36,000	23,886.00
RAYMOND CHUA		
CHUA UNTING	73,755	48,936.44
CHUA YOK SEE	10,909	7,238.12
ANITA G. CHUA	2,925	1,940.74
FRANCIS CHUA	204	135.35
JEFFREY TEO CHUA	27	17.91
JERRY TEO CHUA	1,766	1,171.74
JOSEPH CHUA &/OR	6,825	4,530.38
LOTTIE MARIE CHUA		
JOSEPH C. CHUA	2,136	1,417.24
CATALINA CHUA SEE	676	461.50
SALVADOR CHUNG	12,545	8,323.61
RODOLFO B. CLARO	2,508	1,664.06
THELMA NAVARETTE CLEMENTE	18,441	12,235.60
CO GIOK HUN	22,021	14,610.93
ALEXANDER CO	18,000	11,943.00
LUISITA S. CO	6,488	4,301.79
CHRISTOPHER CONCEPCION	16,359	10,574.10
MARIA ELENA CONCEPCION	16,359	10,574.10
&/OR JESUSA CONCEPCION		
REYNALDO CONCEPCION &/OR	44,945	29,821.01
JESUSA CONCEPCION		
REYNALDO CONCEPCION &/OR	4,607	3,056.74
JESUSA CONCEPCION		
REYNALDO CONCEPCION, JR.	16,359	10,574.10
LUISITA CONDENO	487	323.12
AIDA CONG	4,368	2,898.17
VICENTE CONSTANTINO	190	126.07
VICENTE P. CONSTANTINO	393	260.76
WILLIAM T. COO	5,450	3,616.08
MANUEL A. CORDERO, JR.	7,497	4,974.26
ALLAN B.U. COTAOCO	16,858	11,185.28
FELIX CRUZ &/OR LOURDES CRUZ	12,723	8,441.71
ABRAHAM L. CU	30,736	20,393.34
ALVIN B. CUNADA	2,013	1,125.29
FILOMENO D. CUSI, JR.	5,854	3,884.13
ANA MARIA P. DE JESUS	1,259	835.25
REYNALDO DE JESUS	8,363	5,548.85
ASUNCION DE LEON	5,532	3,670.48
CRISTINA INES G. DE LEON	4,300	2,853.05
GABRIEL ANTHONY P.G. DE LEON	4,300	2,853.05
LEA MARIA G. DE LEON	4,300	2,853.05
MARGARITA DE LEON	7,336	4,867.44
MARGARITA G. DE LEON	2,097	1,391.36
MARISSA TERESA G. DE LEON	4,300	2,853.05
SALVADOR A. DE LEON	911	601.45
JULIO DE SELLO	198	131.37
TOMAS DEL CASTILLO, JR.	8,363	5,548.85
JOSE DELA PAZ	272	180.47
DOMINGO G. DELA PENA	44,948	29,823.00
ANDRES S. DEE	127,144	84,360.04
ARMANDO U. LIM	9,202	6,105.33
FELY LIM	1,393	924.26
WILSON LIM &/OR	20,650	13,701.28
JUSY LIM		
GILBERT LIM LIANTING	3,938	2,612.72
SHIRLEY LIM LIANTING	1,454	964.73
NORMA Y. LIMJOCO	9,438	6,262.11
ABRAHAM LIMQUECO	5,406	3,586.88
BENITO LIMSENKEING	13,483	8,945.97
AURELIO K. LITONJUA, JR.	43,638	28,953.81
MIGUEL R. LITTAUA	152,544	101,212.94
HERMINIO A. LIWANAG	10,442	6,928.27
ERNESTO LLANEZA, JR.	975	646.91
&/OR LOURDES LLANEZA		
LOTUNG HAI	8,601	5,708.75
CRISTINA A. LOPEZ	1,254	832.03
EUSEBIO LOPEZ	83,582	55,456.66
LEON R. LOPEZ	28,436	18,867.29
LOLITA R. LOPEZ	66,090	43,850.72
MARLENE R. LOPEZ	3,832	2,542.53
PABLO R. LOPEZ	66,072	43,838.77
PABLO R. LOPEZ &/OR	15,054	9,988.33
ESTEBAN R. LOPEZ		
RICARDO LU	21,999	14,596.34
ARACELI A. MACARAIG &/OR	3,636	2,412.49
CATALINO T. MACARAIG, JR.		
RAMON MANOTOK	1,228	814.78
JESUS MEDINA	3,752	2,489.45
JESUS T. MEDINA	6,626	4,396.35
DANIEL MERCADO	2,652	1,759.60
DANIEL L. MERCADO	2,535	1,681.92
HERMINIA M. MESINA	38,053	25,248.17
FERNANDO MICLAT	4,258	2,825.18
CORA MOHAMMED	2,055	1,363.49
MANUEL A. MOYA	1,462	970.01
WILBERT MULLER	2,621	1,739.03
WILBERT N. MULLER &/OR	54,363	36,069.85
GERALDINE MULLER		
WILLIAM PATRICK MULLER	22,306	14,800.03
ARTURO J. MUNARRIZ	2,695	1,788.13
EDUARDO NACIANCENO	727	482.36
NOEL NACIANCENO &/OR	2,198	1,458.37
NOLI I. NACIANCENO		
CONSTANCIO NAVARRO JR.	3,071	2,037.61
NG SENG HONG	11,061	7,338.97
NG SENG HONG	6,147	4,078.53
PRESENTACION P. NG.	16,727	11,098.36
SHIRLEY NG	1,544	1,024.44
SHIRLEY NG	41	27.20
BENJAMIN NGU	3,636	2,412.49
JOSE T. NOLASCO	4,054	2,689.83
ELISEA C. OCAMPO	16,009	10,621.97
VIRGINIA S. OCAMPO	3,369	2,235.33
ONG TOK KENG	32,652	21,664.60
ONG TOK KENG	62,727	41,619.36
ALEX ONG	3,150	2,090.03
JOSE T. ONG BUN	3,745	2,484.81
ERASTO T. ONGKEKO	6,828	4,530.38
MA. ANGELA H. OROSA	5,026	3,334.75
AURELIA O. PADUA	2,158	1,431.83
JOSE PALMA	8,994	5,967.52
JOSE P. PALMA	13,713	9,098.58
RODOLFO R. PALMERA	245	162.56
RODOLFO R. PALMERA	6,564	4,355.21
TERESITA PANLILIO	17,209	11,418.17
FRANCIS X. PEREZ	17,075	11,329.26
GERALD F. PEREZ &/OR	8,363	5,548.85
PAULYN F. PEREZ		
ANA PICAZO	3,679	2,441.02
CESAR PICAZO	3,595	2,385.28
CRISTINE PICAZO	3,679	2,441.02
LEOPOLDO PICAZO	8,898	5,903.82
DONATA PUA	12,594	8,356.12
JOSE F. PUZON	16,756	11,117.61
RUSTICO F. RASALAN	2,457	1,630.22
KIAT REAPORT	72,727	48,254.36
PONCIANO D. RIVERA, SR.	73,586	48,824.31
ROGELIO G. RODILLAS	1,672	1,109.32
MONINA T. RUALO	35,937	23,844.20
MONINA T. RUALO	18,529	12,293.99
RUSTICA E. SABLE	836	554.69
LETICIA T. SALA	2,755	1,827.94
HECTOR E. SAMONTE	51,915	34,445.60
FLORENTINO SANTOS, JR.	3,949	2,620.16
ISABEL G. SANTOS	1,843	1,222.83
LOURDES C. SANTOS	9,220	6,117.47
ALFREDO SANZ	11,636	7,720.49
ROMULO S. SARATAN	1,684	1,117.33
TERESITA T. SAULOG	2,925	1,940.74
ANNE VALENTINA SAY TAN	8,363	5,548.85
SEGUNDO SEANGO	9,003	5,973.49
CATALINA C. SEE	13,938	9,247.86
CONRADO R. SILVA	6,978	4,629.90

2

Y HONG-UN	817	542.08
ILA SIY	3,412	2,263.86
INSTON SIY	6,106	4,051.33
NTONIO M. SUAREZ &/OR	2,972	1,971.92
LICIA A. SUAREZ		
RANCISCO SUAREZ	33,511	22,234.35
ABEL SUMANTONG	5,734	3,804.51
JLITA SUN	7,020	4,657.77
JLITA SUN	12,000	7,962.00
MIL D. SUNGLAO	5,872	3,896.07
NTONIA SY	1,462	970.01
ENRY SY	15,006	9,956.48
ENRY SY	87	57.72
EYE SE	80,746	53,574.97
EYE SE	23,437	15,550.45
N SIU YAN	8,360	5,546.86
N YAN YAN	8,362	5,548.19
NDREW TAN	5,775	3,831.71
ENVENIDO TAN III	20,909	13,873.12
DUARDO TAN	12,539	8,332.90
ISA TAN	4,876	3,235.23
KE TAN	4,181	2,774.09
KEFA TAN	1,228	814.78
ARCELINA TAN	2,509	1,664.72
ENNIE TAN	101,000	67,013.50
OSIE TAN	4,997	3,315.51
OSIE TAN	74,182	49,219.76
DGARDO L. TANTOCO	8,847	5,869.98
MANDA TAYAG	585	388.15
ENG TECK &/OR	136,583	90,622.82
ILLIAM TENG		
LEX TENG	6,143	4,075.88
AMES TEO CHUA	566	375.54
INO S. TESORERO	2,259	1,498.85
O E. THIM	20,500	11,490.25
MANUEL A. TIONGCO	1,755	1,164.44
GATON TIU	375,000	248,812.50
MARIANO C. TIU	18,181	12,063.09
CECILIA TOPACIO	5,731	3,802.52
UDGERIO D. TORRES	1,843	1,222.83
HECTOR UNSON	921	611.08
ALEJANDRO UY	22,245	14,759.56
BENJAMIN T. UY	7,272	4,824.97
FERMIN UY	4,697	3,116.46
LUIS C. UY	5,460	3,622.71
VICENTE T. UY	23,597	15,656.61
ELIZABETH UY TIU	16,942	11,241.02
FRANQUILINO VALDERRAMA	1,337	887.10
&/OR JOSEFINA VALDERRAMA		
RAYMUNDO VALENZUELA	19,239	12,765.08
RAYMUNDO R. VALENZUELA	5,640	3,742.14
RICARDO T. VELOSO	66,909	37,502.49
DENNIS T. VILLAREAL	8,363	5,548.85
MARY VY TY	9,660	6,409.41
WELLINGTON WANG	29,483	19,561.97
ALBERTO P. WONG	8,194	4,592.74
ALEXANDER S. WONG	15,430	10,237.81
BIBINA T. YALA	836	554.69
BENITO YANG	296,179	196,514.77
LUIS H.K. YANG	16,338	10,840.26
LUIS H.K. YANG	5,789	3,841.00
SUSAN YAO	46,004	30,523.65
TINA C. YAO	36,877	24,467.89
LARRY YU	50,827	28,488.53
PAULINA C. YU	6,828	4,530.38
LARRY YU IIS	50,827	33,723.71
AURORA YUCHENGCO	8,342	5,534.92

(LIST OF STOCKHOLDERS - INDIVIDUAL) 50% PAID

N A M E	Total Shares	Total Due
MERCEDES ABAD	9,513	4,842.12
OCTAVIO ABERION	1,170	595.53
ENRIQUE ABOITIZ	21,878	11,135.90
ENRIQUE M. ABOITIZ	114,861	58,464.25
ERRAMON ABOITIZ	12,806	6,518.25
MANUEL C. ACOL	35,718	18,180.46
FABIANO ADANGLAO	8,000	4,072.00
BENITA ALEJANDRO	4,697	2,390.77
ANG GUAN PIAO	45,293	23,054.14
ANDRES ANG	2,438	1,240.94
JUDY ANG TAN	1,365	694.79
SEBASTIAN L. ANGLIONGTO	12,281	6,251.03
ADELINA C. ARTADI	2,021	1,028.69
ROBERTO V. ARTADI	10,240	5,212.16
FAUSTINO ATADERO	7,037	3,581.83
ALBERT AWAD	1,496,388	761,763.29
CRAIG AWAD	141,003	71,770.53
CRAIG AWAD	117,615	59,866.04
CRAIG AWAD	416	211.74
KEITH AWAD	192,848	98,159.63
KEITH AWAD (ASSIGNEE OF	29,222	14,899.45
ALBERT AWAD &/OVEL)	5,290	2,692.61
KENNETH RICHARD AWAD	[illegible]	[illegible]

ANGELA R. GO	54,632	27,807.69
EMETERIA T. GO	123,530	62,876.77
JOSEFINA GO	22,249	11,324.74
JULIA S. GO	33,173	16,885.06
TONY GO	16,565	8,431.59
JOVITA GO YAP	36,363	18,505.77
AUGUSTO GOCHUICO	3,276	1,667.48
LEONORA R. GONGON	5,734	2,918.61
JOSE MA. M. GOPEZ	6,757	3,439.31
JULIET GOTAMCO	2,340	1,191.06
VERONICA GOTAMCO	36,559	18,608.53
DONIFACIA GRANADA	7,591	3,863.82
ARTURO A. GUANZON	9,231	4,698.58
OSCAR S. GUZMAN	6,359	3,236.73
WALFRIDO T. HICBAN	326,212	166,041.91
HWANG SE CHEONG	49,507	25,199.06
GREGORIO S. IMPERIAL, JR.	23,864	12,146.78
ROGELIO A. INES	819	416.87
EDMUND ISIDRO	41,818	21,285.36
RAMON L. JOCSON	15,612	7,946.51
ISIDRO KAW	21,511	10,949.10
HONG M. KINGSU	8,440	4,295.96
JACINTO KO	281,707	143,388.86
RUFINO KO PIO	8,363	4,256.77
SEBASTIAN ARSENIO LACSON	14,545	7,403.41
ALFREDO T. LAMAGNA	1,958	996.62
SILVINA C. LAYA	1,023	468.02
LEE ENG CHENG	3,636	1,850.72
GEORGE LEE	19,737	10,046.13
NELSON LEE	11,636	5,922.72
OSCAR T. LEE	2,643,876	1,345,732.88
LINDA LEE ANG	36,360	18,507.24
EDWARD K. LEGASPI &/OR	367,328	186,969.95
DANILO V. LITONJUA		
JUANITO S. LEGASPI	3,328	1,693.95
LEUNG SEE KON	155	78.90
LEUNG SEE KON	11,470	5,838.23
EMMA R. LICHAUCO	20,255	10,309.80
MERCEDES R. LICHAUCO	24,354	12,396.19
LIM TAI	31,389	15,977.00
LIM YEE GOAN	2,695	1,371.76
JAYME L. LIM	12,582	6,404.24
RAFAEL Y. LIM	54,633	27,808.20
ROSALINDA Y. LIM	2,438	1,240.94
VICTOR Y. LIM, JR.	12,545	6,385.41
SALLY LIM GOTAMCO	12,459	6,341.63
ALFREDO LIM YEE GOAN	73,959	37,645.13
EDUARDO V. LITONJUA, JR.	5,295	2,695.16
&/OR GLORIA V. LITONJUA		
DANTE C. LLAPITAN	78,184	39,795.66
DIGNA C. LLAPITAN	26,760	13,620.54
EVELENE LENIE C. LLAPITAN	26,760	13,620.84
JULITA C. LLAPITAN	28,851	14,685.16
ROGELIO C. LOMBOS	4,458	2,269.12
FERNANDA S. LOPEZ	23,417	11,919.25
MANUEL LOZADA	24,541	12,491.37
FRANCISCO LUNA, JR.	6,605	3,361.95
RAMON U. LUNA &/OR	5,850	2,977.65
MA. DOLORES LUNA		
LEONARDO MARIANO &/OR	4,181	2,128.13
LUTHGARDA MARIANO		
SOFRONIO T. MARQUEZ	74,451	37,895.56
ISABELITA MATELA	992	504.93
AGUSTIN MICIANO, JR.	32,111	16,344.50
AGUSTIN M. MICIANO	4,607	2,344.96
HONORATA G. MONTANEZ	2,759	1,404.33
JACINTO Z. MONTANEZ	6,101	3,105.41
CARLOS S. MUNDA	1,210	615.89
AIDA V. NAVA	9,541	4,856.37
JANICE NG	4,181	2,128.13
JOSEPHINE NG	17	8.65
JOSIE NG	43	21.89
PACITA NG	204	103.84
PETER NGO	26,203	13,337.33
LUZ NUNEZ DUNGO	836	425.52
MANUEL O	5,294	2,694.65
MANUEL L. OLIVAN	41,818	19,131.74
ONG BENG LEE	67,337	34,274.53
ALFONSO ONG	27,878	14,189.90
CORAZON ONG	10,000	5,090.00
DIONISIO ONG &/OR	120,000	61,080.00
OSCAR ONGCHOCO		
SALUD OROZCO	15,877	8,081.39
PURA R. PALOMARES	4,695	2,389.76
FLORIANE MA. FE PASCUAL	2,090	1,063.81
FLORIANE MA. FE PASCUAL	1,190	605.71
&/OR FAUTINO PE		
FAUSTINO PE	298,093	151,729.03
FELICIANO PE	13,781	7,014.53
FLORENTINO PE	10,516	5,352.64
MACARIO PE	8,050	4,097.45
JUANITA PE YU	3,412	1,736.71
WILSON PE YU	13,657	6,951.41
RONALDO PO	1,000	509.00

RAMON R. TUGBANG	76,152	38,761.37
A. N. TY	126,066	64,167.59
ANITA TY	26,633	13,556.20
ANITA N. TY	654,259	333,033.10
NOLLY TY	125,454	63,856.09
ESTELA TYCANGCO	9,020	4,591.18
FRANCISCO L. URIARTE, JR.	245	124.71
UY BUN PENG	18,189	9,258.20
EVANGELINE UY	14,636	7,449.72
MIGUEL F. UY	20,000	10,180.00
NORMA UY	8,363	4,256.77
PATRICIO UY	8,123	4,134.61
ALFRED UY LIM	5,090	2,590.81
JUANITA UY TAN	761,090	387,394.81
EDGARDO VALENCIA	13,054	6,644.49
VICTORIO VALLEDOR	2,242	1,141.18
DANIEL VASQUEZ &/OR	20,909	10,642.68
MA. LUISA VASQUEZ		
ANGEL VELASCO &/OR	5,844	2,974.60
PAULETTE VELASCO		
JOAQUIN R. VILLANUEVA	34,948	17,788.53
JAMES VINZON	54,545	27,763.41
GEORGE PETER WONG	90,000	45,810.00
FELIX WU	38,612	19,653.51
YAO YEE HEO	21,677	11,033.59
ALBERT S. YAO	20,909	10,642.68
ALBERTO S. YAO	72,726	37,017.53
ANNABELLE T. YAP	61,472	31,289.25
EUGENE T. YAP	61,472	31,289.25
FRANKLIN YAP	12,760	6,494.84
JONATHAN T. YAP	61,472	31,289.25
MARCELO YAP	18,161	9,254.13
NATALIE T. YAP	38,727	19,712.04
ROMAN T. YAP	79,416	40,422.74
ROMAN T. YAP	20,490	10,429.41
ROMAN T. YAP	10,245	5,214.71
RUBY T. YAP	61,472	31,289.25
MARINA YEE	8,350	4,250.15
ANNE A. YEH	37,664	19,170.98
JOHN G. YEH	33,454	17,028.09
YEUNG CHOI LUEN	14,254	7,255.29
YU KIAT BIN	83,647	42,576.32
CECILIA L. YU	4,095	2,084.36
EUGENIO P. YU	20,000	10,180.00
PETER YU &/OR	4,181	2,128.13
CONCEPCION YU		
RICARDO C. YU	4,716	2,400.44
RUFINA T. YU	29,140	14,832.26
SIMON YU	4,914	2,501.23
TEODORA YU	32,000	16,288.00
VICENTE YU	240,174	122,248.57
MANUEL C. YUHICO	9,994	5,086.95
ENRIQUE ZALAMEA	7,169	3,649.02
ENRIQUE M. ZALAMEA, JR.	2,674	1,636.49

(LIST OF STOCKHOLDERS - INDIVIDUAL) 60% PAID

N A M E	Total Shares	Total Due
ORLINO I. ACHANZAR	2,977.00	1,208.66
FERNANDO Y. ADRIAS	11,239.00	4,563.03
VIVIEN ADRIAS	1,316.00	534.30
AZUCENA V. ALFARO	1,672.00	678.83
MARTIN JOSEPH S. ALONSO	418.00	169.71
PATRICIA MARIE S. ALONSO	418.00	169.71
DAVID AMBROSE	4,657.00	1,890.74
CHRISTINE C. ANG	33,454.00	13,582.32
EDDY G. ANG	1,228.00	498.57
RAMON ANG	20,685.00	8,398.11
THEODORE AWAD	18,404.00	7,472.02
NORA A. BITONG &/OR GERALDINE	33,454.00	13,582.32
KARISIA A. BITONG		
NORA A. BITONG &/OR	25,090.00	10,186.54
JOANNE DE ASIS		
NORA A. BITONG &/or MARGARITA F.	5,018.00	2,037.31
SISON ITF MARCUS DANIELLE S.Y.		
NORA A. BITONG &/OR	33,454.00	13,582.32
RIA KARLA A. BITONG		
MA. ROSARIO A. BLARDONY	9,220.00	3,743.32
AGUSTIN BOTER	4,197.00	1,703.98
JAIME B. / ROSARIO BRIONES	83,876.00	34,053.66
WALTER W. BROWN	2,183.00	886.30
ANTONIO D. CABATU	3,960.00	1,607.76
ALFONSO L. CACHO	24,975.00	10,139.85
VIRGILIO L. CALAGUAS	1,656.00	672.34
MILAGROS CAPATI	4,181.00	1,697.49
EMMANUEL F. CAPINPIN	6,143.00	2,494.06
SALVADOR L. CARLOS &/OR	209,090.00	84,890.54
CARMEN A. CARLOS		
SALVADOR L. CARLOS &/OR	209,090.00	84,890.54
MENELEO I. CARLOS, JR.		
JOSE M. CARNATE	2,180.00	885.08
CHAN MAN CHI	12,545.00	5,093.27
JOSE CHAN MAN CHUAN	831,375.00	337,539.43
JOSE CHAN MAN CHUAN	[illegible]	22,050.79
RODRIGO P.L. CHEONG	40,212.00	16,326.07
FRANK C. CHEN	122,945.00	243,763.26

CONCHITA L. MANABAT	565	237.51
CONCHITA L. MANABAT	1,666	676.40
NORBERTO E. MARCHADESCH JR.	7,925	3,217.55
ANTONIO C. MARTINO	7,733	3,139.60
CLAUDIO L. MIRASOL	2,117	559.50
LIBRADA MORAN	7,495	3,042.97
NG SENG	4,095	1,662.57
HENRY NG	8,194	3,326.76
PETER NG	35,652	15,692.71
MARY NG KONG	4,578	1,950.47
NGAN YEE	150,000	60,900.00
ELENA NGAN	7,813	3,172.08
NGO CHIAP	23,850	11,713.10
DULCE MARIA S. OLIVA	5,117	2,077.50
ONG EH	64,122	26,033.53
ONG EH	13,511	5,485.47
ONG TAI	4,000	1,624.00
JUANITO ONG	32,076	13,030.95
ISAURO L. PAGDANGANAN	61,186	24,841.52
FAUSTO PREYSLER, SR.	15,431	7,432.99
EDGAR A. RAGASA &/OR	73,955	30,026.95
DORIS VILLARUZ &/OR		
TEODORA A. RAGASA	3,299	1,339.39
TEODORA A. RAGASA	9,192	3,731.95
BENITO REVERENTE, JR.	245	99.47
BENITO REVERENTO, JR.	11,724	4,759.94
SONIA REVERENTE	425	172.55
DOMINGO REY	7,139	2,898.43
LEONILA REYES	1,672	678.83
MINA N. REYES	542	362.45
EMILIANO RIZADA, JR.	966,329	392,329.57
HORACIO RODRIGUEZ	1,262	512.37
HERMINIO ROMERO	40,974	16,635.44
CESAR C. ROSALES	55,023	22,339.34
GREGORIO SANAGUSTIN OR		
BIENVENIDA C. SANAGUSTIN	836	339.42
MANOLETTE C. SANTIAGO	4,716	1,914.70
QUINTIN SANTIAGO	7,785	3,160.71
AURORA SANTOS	2,511	1,141.27
GLORIA P. SANTOS	1,223	498.57
MICHAEL SANTOS	15,244	6,189.06
RODRIGO S. SANTOS, JR.	835	339.42
TERESITA P. SANTOS	4,181	1,697.49
LOURDES I. SASTRILLO	25,733	10,447.60
ELISEO SEE	334,432	135,779.39
AURORA SHIH	93,427	37,931.36
AURORA L. SHIH	152,897	62,076.18
CHARLES H. SHIH	16,400	6,658.40
SIH LING LING	12,000	4,872.00
SIH LING LING	2,633	554.00
CAROLINE SIMTOCO	8,604	3,493.22
BETTY B. SO	4,976	2,020.26
CONSUELO B. SUAREZ	5,090	2,066.54
TRINIDAD L. SUN	57,409	23,308.05
SY HIAN CHO	13,187	5,353.92
JOSE SY	1,550	791.70
ROSITA SY	5,195	3,327.17
SZE SAM FUN	40,974	16,635.44
TAN BAN	20,909	8,489.05
TAN KUN LIOK, JR.	297,313	120,711.11
BENITO C. TAN	15,000	6,090.00
DANIEL TAN	2,090	848.54
SALVADOR TAN	50,535	20,517.21
ALICE TANCO	38,243	15,526.66
ARSENIO TANCO	10,242	4,158.25
GERALDINE TANCO	10,242	4,158.25
MARTIN TANCO	10,242	4,158.25
PATRICK TANCO	10,242	4,158.25
RONALD TANCO	116,104	47,138.22
INEZ TANLIMCO	10,926	4,435.96
MARILYN TIO	1,930	783.58
MANUEL A. TIONGCO	19,156	7,777.34
CHARLES TIU GAN	3,343	1,357.26
ANTHONY Y. TREYES	6,439	2,614.23
FRENESITA G. TRINIDAD	4,492	1,823.75
KATHLEEN UI KHO	6,778	2,751.87
MARIVIC UI KHO	13,453	5,474.10
STANLEY UI KHO	1,795	728.77
GEORGE UY	27,557	11,188.14
CARLOTA P. VALENZUELA	3,182	1,291.89
GREGORIO B. WALCIEN	12,196	4,951.58
JAMES WEE	392,430	159,326.58
LUCIO YAN	48,090	19,524.54
YAO YAN LUN	4,000	1,624.00
ALAN YAP	959	389.35
ENRIQUE T. YAP, JR.	2,090	848.54
AILEEN T. YEE	12,837	5,211.82
BICKFORD T. YEE	15,421	6,260.93
ROMEO YEE FON	177,593	72,102.76
ROMEO YEE FON	46,997	19,080.78
PETER YIU	136,583	55,452.70
FORTUNATO YUNG	10,926	4,435.96
YU KOK ENG	[illegible]	[illegible]
JOSE L. YU	18,441	7,487.05
LUIS A. YULO		

BRISOL ECONOMIC DEV. CORP.	[illegible]	[illegible]
EDUARDO H. PAZ REALTY CO. INC.	11,236	4,561.82
INTERNATIONAL COPRA EXPORT CORP.	150,583	61,136.70
KARRIVIN HOLDINGS CORP.	854,545	346,945.27
KRONBI REALTY CORPORATION	209,090	84,890.54
LACSON, STREEGAN INS. CONS., INC.	313,578	127,312.67
LACSON STREEGAN INSURANCE CONSULTANT, INC.	242,510	98,459.06
LEFRI INCORPORATED	5,783	2,347.90
SOCIETY OF DIVINE WORLD	14,753	5,989.72
SY CHI SIONG & CO., INC.	47,196	19,161.58
T.G.R. SECURITIES CORP.	41,384	16,801.90
URBANCORP INVESTMENTS, INC	77,328	31,395.17
V.L. INVESTMENTS & DEV. INC.	6,450	2,618.70
VICKERS DA COSTA PHILIPPINES, INC.	71	28.83
WARD MANAGEMENT CORP.	87,409	35,488.05
UCPBTA-87-125	52,689	21,391.73

(LIST OF STOCKHOLDERS-BANKS/CORP.) 70% paid

N A M E	Total Shares	Total Due
GOZON DEVELOPMENT CORP.	54,326	16,460.78
ISABELA CULTURAL CORP.	491	148.77

(LIST OF STOCKHOLDERS - BROKER)

N A M E	Total Shares	Total Due
AAA SOUTHEAST EQUITIES, INC.	8,727	5,829.64
A & A SECURITIES, INC.	1,440,128	737,345.54
AGI SECURITIES CORP.	31,987	16,377.34
ALL ASIA SECURITIES MGT. CORP.	1,723,375	811,160.61
ALPHA SECURITIES CORP.	6,043	2,465.54
AMETHYST SECURITIES, CORP.	23,018	11,785.22
ANSALDO GODINEZ & CO., INC.	2,071,458	1,060,586.50
ANSCOR HAGEDORN SECURITIES, INC.	398,745	183,727.06
ANSELMO TRINIDAD & CO., INC.	8,785	4,497.92
APOLLO SEC., INC.	5,729	2,933.25
ARMSTRONG SECURITIES, INC.	441,387	211,607.36
ASI SECURITIES, INC.	9,834	5,035.01
ASIAN OCEANIC MERIT SEC., INC.	93,860	46,123.17
ASIA PACIFIC CAPITAL EQUITIES AND SECURITIES CORPORATION	30,544	15,203.78
ASIA SEC EQUITIES, INC.	1,644	1,098.19
ATC SECURITIES, INC.	165,829	84,904.45
A. T. DE CASTRO & CO.	294,932	151,005.18
AURORA SECURITIES, INC.	43,472	22,257.66
BARCELON ROXAS SEC., INC.	186,458	124,553.94
BA SECURITIES, INC.	133,817	68,514.30
BENJAMIN CO CA & CO., INC.	781,548	363,775.87
BPI SECURITIES CORP.	373,096	232,674.24
BT BROKERAGE (PHILS.), INC.	5,108	2,615.30
CAMPOS, LANUZA & CO., INC.	507,799	218,211.67
CATHAY ASIA SEC., INC.	16,107	8,246.78
CATHAY SECURITIES CO., INC.	449,213	228,592.85
CENTURY SECURITIES CORP.	45,999	30,727.33
CI SECURITIES CORPORATION	4,600	2,594.40
CITISECURITIES, INC.	3,927,320	1,602,346.56
CITICORP VICKERS PHILS. INC.	277,997	113,422.78
CITYTRUST SECURITIES CORP.	35,545	15,726.36
CONNELL SECURITIES, INC.	53,211	27,244.03
CUALOPING SECURITIES CORPORATION	453,042	319,786.39
DAO HENG SEC (PHIL) INC.	31,487	12,846.70
DAVID GO SECURITIES CORP.	2,697,684	1,381,214.21
DEES SEC. CORP.	23,083	15,419.44
DE CASTRO, VALDERAMA, ARROYO SEC.	2,633	1,348.10
DE SILVA SECURITIES, INC.	114,686	50,951.89
DHARMALA SEC. (PHILS.), INC.	324,942	142,987.67
DIVERSIFIED SECURITIES INC.	15,816	6,452.93
EAST WEST CAPITAL CORPORATION	140,330	66,017.26
EBC SECURITIES CORP.	59,658	24,340.46
E. CHUA-CHIACO SECURITIES, INC.	1,113,223	454,194.98
E.K. LITONJUA SEC., INC.	12,200	6,246.40
EQUITABLE SEC. (PHIL.), INC.	332,421	169,347.79
EVERGREEN STOCK BRKRGE & SEC., INC.	581,641	297,800.19
FEB STOCK BROKERS INC.	436,441	178,067.93
FINVEST SEC. CO., INC.	3,465,343	1,774,255.62
FIRST INTEGRATED CAP. SEC., INC.	773,980	396,277.76
FORTUNE SECURITIES INC.	3,413	2,279.88
FRANCISCO ORTIGAS SEC., INC.	590,787	331,865.75
FPSC	21,339	13,864.35
GENESIS GLOBAL SECURITIES INC.	98,586	50,476.03
G & L SECURITIES CO., INC.	542,152	277,582.10
GLOBALINKS SEC. & STOCKS, INC.	429,241	234,848.32
GUILD SEC., INC.	704,565	360,737.28
HDI SECURITIES, INC.	55,702	22,726.42
H.E. BENNETT SEC., INC.	78,407	37,165.10
I. ACKERMAN & CO., INC.	270,819	138,659.33
IMPERIAL, DE GUZMAN, ABALOS & CO., INC.	117,796	53,809.98
ISLAND SEC., INC.	248,465	191,814.98
INVESTORS SEC., INC.	876,683	442,661.70
JAMES UY INC.	340,409	103,484.34

3

OSCAR BANEZ	22,474	11,439.27
JANUARIO V. BASCO	3,774	1,920.97
SUSAN S. BAUTISTA	2,925	1,488.83
G. V. BENEDICTO	136,423	69,439.31
RANITO BENEDICTO	27,315	13,903.34
NESTOR P. BONOAN	4,716	2,400.44
MARIO D. CAMACHO, JR.	585	297.77
JOSE Y. CAMPOS	295,952	150,639.57
JOSE Y. CAMPOS &/OR M. K. TAN	42,128	21,443.15
PATRICK CADILE	45,467	23,142.70
VIRGINIA CARAG	4,878	2,482.90
ANTONIO CASTILLO	819	416.87
ANTONIO V. CASTRO	6,178	3,144.60
FLORIDO CASUELA	802	408.22
FLORIDO CASUELA	20,909	10,642.68
RUTH I. CERNOL-LAIGO	942	479.48
CHAN LAI MING	33,462	17,032.16
FELIPE CHAN	22,577	11,491.69
EMETERIO CHAVEZ	4,313	2,195.32
ALICE CHEN	9,438	4,803.94
KENNETH CHEN COBONPUE	47,196	24,022.76
CARLOS CHENG	24,392	12,415.53
FELIX CHENG	5,352	2,724.17
GEORGE C. CHENG	6,272	3,192.45
PURIFICACION U. CHENG	6,143	3,126.79
RAMON U. CHENG	14,340	7,299.06
ESTELA CHING TYCANGCO	13,851	7,050.16
VICTOR S. CHIONGBIAN	46,836	23,839.52
CATHERINE CHOA	20,966	10,671.69
ELPIDIO CHONG CHIU GUE	47,971	24,417.24
ELPIDIO CHONG CHIU GUE	347	176.62
ELPIDIO CHONG CHIU GUE	37,636	19,156.72
&/OR DARIUS C. CHONG		
EUSEBIO CHU	8,427	4,289.34
CHUA BEE TAY	18,083	9,204.25
CHUA SE KIAT	47,055	23,951.00
CARLOS CHUA	75,302	38,328.72
CHRISTINE C. CHUA	923,988	470,309.89
CHRISTOPHER C. CHUA	83,636	42,570.72
CONRADO S. CHUA	1,771,490	901,688.41
FELICISIMA S. CHUA	41,818	21,285.36
MARIANO D. CHUA	247,326	125,888.93
PABLITO CHUA &/OR	50,181	25,542.13
CHUA KING CHING		
LADY CHUA HAN KIAT &/OR	95,454	48,586.09
FELICISIMA CHUA		
LEONCIO CHUA TIAN SU	393	200.04
ANNETTE CHUA TIU	4,181	2,128.13
DOMINGO CIRO	21,277	10,829.99
ROWENA CO	36,362	18,508.26
CORAZON COLUMNA	28,660	14,587.94
MARIA PAZ L. CRUZ &/OR	6,828	3,475.45
JOSE P. CRUZ, JR.		
CUA CHI TUY	77,859	39,630.23
DEXTER CUA	60,939	31,017.95
NIDA CUASON	111,556	56,782.00
MARIANO G. CUBACUB	4,181	2,128.13
ERLINDA DAVID	5,080	2,585.72
ANTONIO B. DAYRIT, JR.	9,964	5,071.68
ANTONINO B. DAYRIT JR.	8,333	4,241.68
IMPERIAL DE JESUS	13,111	6,673.50
JOHNNY DE JESUS SY	43,023	21,898.71
DORIS DESLATE	33,453	17,027.58
RAMON DIOKNO	534	271.81
RAMON T. DIOKNO	747	380.22
BEN DY	41,616	21,182.54
JULIE DY	14,545	7,403.41
ROSITA DY BUNCIO &/OR	26,763	13,622.37
JOYCELYN DY BUNCIO		
TEODORO ELA	8,556	4,355.00
TEODORO M. ELA &/OR	1,307	665.26
TERESITA S. ELA		
TEODORO ELA, SR.	188	95.69
ROSITA ELAGO	508	258.57
MA. TERESA ESCALER &/OR	3,077	1,566.19
FRANCIS ESCALER		
GREGORIO R. FAGELA	4,095	2,084.36
BARTOLOME FELIPE	18,930	9,635.37
RICARDO E. FELICIANO	16,055	8,172.00
TOMMY FERNANDEZ	10,242	5,213.18
REBECCA FERNANDO	39,587	20,149.78
ANGELES FLORES	42,778	21,774.00
TERESITA FLORES	26,491	13,483.92
RADEL M. FUCIO	5,449	2,773.54
DIONISIO GAERLAN	62,317	31,719.35
FRANKLIN GAERLAN	46,000	23,414.00
ENRIQUE T. GALAN	846	430.61
RENATO GAMBOA	1,000	509.00
CESAR GERONIMO	1,755	893.30
EULALIO Y. GLINOGA &/OR	87,883	44,732.45
REGINA POBLADOR	10,926	5,561.33
EVA POLICAR BAUTISTA	26,199	13,335.29
FAUSTO PREYSLER, JR.	41,818	21,285.36
JOSE QUE	53,500	27,231.50
AUGUSTO RAMOS	3,258	1,658.32
DELIA V. RAMOS	2,078	1,057.70
JOSE C. REYES	30,414	15,480.73
JOSE C. REYES	44,582	22,692.24
JOSE C. REYES &/OR	50,212	25,557.91
IMELDA A. REYES		
GERALDINE RICHARDS	23,258	11,838.32
GERALDINE RICHARDS	5,794	2,949.15
JOSE M. ROCES	17,855	9,088.20
GINA C. ROLEDA	36,363	18,508.77
MURLI J. SABNANI	96,181	48,956.13
CARLOS C. SALINAS	199,902	101,750.12
CARLOS SALINAS, SR.	2,915	1,483.74
JOSE D. SANGALANG	4,095	2,084.36
VIOLETA C. SANTELICES	1,936	985.42
NANCY SAW	48,782	24,830.04
CONRADO SERRANO	1,719	874.97
SIA YAN LIAN	1,064,378	541,768.40
GENEVIEVE S. SIA	4,168	2,121.51
MANUEL SIA	8,809	4,483.78
MICHAEL SIA	2,342	1,192.08
MICHAEL SIA	585	297.77
NATIVIDAD S. SIA	6,693	3,406.74
PHILIP S. SIA	8,339	4,244.55
SIMEON SHI	42,295	21,528.16
ROLANDO C. SILVERIO &/OR	29,627	15,080.14
RAYMOND L. SILVERIO		
EVELYN SINGIAN	14,197	7,226.27
ANTONIO SIOSON	17,072	8,689.65
ANGEL SO	21,189	10,785.20
DANIEL SO	14,106	7,179.95
RICHARD SO &/OR	7,272	3,701.45
OFELIA SHUBE U. SO		
ALBERTO S. SORIANO &/OR	11,089	5,644.30
LILLIAN A. SORIANO		
ESTRELLA SUMBINGCO	2,357	1,199.71
EMILIANO SUNTAY	44,100	22,446.90
ALISON SY &/OR	12,545	6,385.41
WEN FANG SHIANG		
BABY SY	35,679	18,160.61
BABY L. SY	18,181	9,254.13
BRIAN T. SY &/OR P.T. SY	20,487	10,427.88
BRIAN T. SY &/OR P.T. SY	20,487	10,427.88
PHILIP D. SY	4,801	2,443.71
ANA MARIA SY-QUIA	6,690	3,405.21
PETRONILA SY-QUIA	3,345	1,702.61
JOANNA SYCHINGHO	164,038	83,495.34
JOHNSON SYCHINGHO	363,636	185,090.72
TAN BITIN	79,545	40,488.41
TAN BUN BENG	29,000	14,761.00
ANNA MARIA TAN	4,680	2,382.12
ARSENIO TAN &/OR	3,636	1,850.72
REMEDIOS TIUTAN		
BONIFACIO Y. TAN	104,545	53,213.41
FREDERICK TAN	10,321	5,253.39
JUDY A. TAN	1,365	694.79
JUVENCIO TAN	24,746	12,595.71
LORENZO TAN	28,681	14,598.63
LUCIANO TAN	4,492	2,286.43
MARIANO TAN	55,163	28,077.97
ROSA TAN	20,630	10,500.67
SOTERO TAN	19,825	10,090.93
TOMAS TAN &/OR	5,460	2,779.14
JEANNE TAN		
MAGDALENA TAN ONG	3,686	1,876.17
CONSTANTINE TANCHAN	12,087	6,152.28
SANTIAGO TANCHAN, III	12,087	6,152.28
SANTIAGO L. TANCHAN, JR.	55,266	28,130.39
SANTIAGO TANCHAN, SR.	43,023	21,898.71
CAROLINA TANCO-YOUNG	5,616	2,858.54
DIOMEDES PADILLA TANHUECO	4,181	2,128.13
EDBERT TANTUCO	7,318	3,724.86
EDBERT TANTUCO	7,684	3,911.16
EDGARD TANTUCO	14,636	7,449.72
EDISON TANTUCO	5,854	2,979.69
ELOISA TANTUCO	10,732	5,462.59
ELOISA TANTUCO	138,103	70,294.43
ENRIQUE Y. TEEHANKEE	23,902	12,166.12
CYNTHIA S. TIANGCO	20,486	10,427.37
LEONARDO TIENG	36,000	18,324.00
CORAZON L. TIMOTEO &/OR	1,706	868.35
JOHN PARTICK TIMOTEO		
GONZALO P. TIOTUYCO	3,038	1,546.34
YOLANDA D. TIOTUYCO	7,507	3,821.06
VICTOR TIU	20,909	10,642.68
ALBERTO B. TRINIDAD	1,170	595.53
ANSELMO TRINIDAD, JR.	250	127.25
&/OR NORA A. BITONG		
FRANCISCO CHIONG	1,930.00	783.58
CARMEN CHUA	2,633.00	1,069.00
ALFONSO G. CO	49,169.00	19,962.61
LEONCIO O. CO	17,703.00	7,187.42
LUISA CO	4,181.00	1,697.49
JAMES CONCEPCION	16,389.00	6,653.93
MARIO CRUEL	17,367.00	7,051.00
CARIDAD CRUZ	12,907.00	5,240.24
ROSE ANN CU-UNJIENG	2,925.00	1,187.55
ALVIN B. CUNADA	15,650.00	6,353.90
ALVIN B. CUNADA A/C #2	1,693.00	687.36
REGINA R. CUNANAN	846.00	343.48
ESPERANZA DE CASTRO	1,910.00	775.46
ESPERANZA C. DE CASTRO	3,679.00	1,493.67
JOSE G. DE CASTRO	72,124.00	29,282.34
JOSE G. DE CASTRO	2,771.00	1,125.03
RAUL DE CASTRO	7,479.00	3,036.47
RAUL C. DE CASTRO	57.00	23.14
RAQUEL G. DE LEON	11,708.00	4,753.45
PETER S. DEE	13,657.00	5,544.74
EDGARDO C. DIMACULANGAN	1,458.00	591.95
ROWENO A. DIZON	5,240.00	2,127.44
PACITA DY	14,612.00	5,944.65
BENJAMIN L. DY BUNCIO	17,945.00	7,285.67
JOSE A. FRANCISCO	3,412.00	1,385.27
SANCHE V. FRANY	3,636.00	1,476.22
RADEL FUCIO	6,256.00	2,539.94
EDWARD T. GABALDON	429.00	174.17
EDWARD T. GABALDON	232,327.00	94,324.76
EDWARD T. GABALDON	3,636.00	1,476.22
ELIZABETH GAN	2,457.00	997.54
EFREN V. GARCIA &/OR	13,322.00	5,408.73
PILAR S. GARCIA		
CARMELITA GO CHUA ITF H.F.B.	87.00	35.32
CHUA, S.M.B.B. & M.F.B. CHUA		
S.M.B.B. & M.F.B. CHUA		
ARELLANO B. GONZALES	872.00	354.03
ELPIDIO GOSINGCO	17,679.00	7,177.67
EUFROCINA GUEVARA	163.00	66.18
ESPERANZA O. GUTIERREZ	3,369.00	1,367.81
VICENTE M. JOAQUIN	6,828.00	2,772.17
VICENTE M. JOAQUIN &/OR	6,828.00	2,772.17
VICTORINO M. JOAQUIN		
ENRIQUE JOVELLANOS	6,619.00	2,687.31
ENRIQUE JOVELLANOS	1,404.00	570.02
FRANCISCO A. JOVES	58,544.00	23,768.86
KHO GIOK EN	242,595.00	98,493.57
KHO GIOK KENG	58,060.00	23,572.36
MARIVIC KHO	8,103.00	3,289.82
EDUARDO KING UY	1,624.00	659.34
JONATHAN JOSEPH KUI	46,500.00	18,879.00
SALVADOR LACSON	461,559	187,392.95
ENRIQUE LAGUINIA	519,984	211,113.50
ENRIQUE L. LAGUINIA	103,257	41,922.34
ENRIQUE LAQUINIA	25,814	10,480.48
VICENTE K. LAY	15,941	6,472.05
JAIME C. LAYA	201,221	81,695.73
SAMSON C. LAZO	19,504	7,918.62
FRANCISCO M. LIAMZON	2,086	846.92
LIM ENG CHI	6,690	2,716.14
LIM KENG KENG	3,125	1,268.75
DANIEL D. LIM	8,781	3,565.09
HELEN LIM	8,026	3,258.56
JOSE O. LIM	30,736	12,478.82
JOSE MARIANO LIM	2,150	872.90
JOSE MARIANO LIM	2,157	875.74
LILY D. LIM	2,193	890.36
REMEDIOS J. LIM	2,830	1,148.98
VICENTE LIM &/OR	5,018	2,037.31
NANCY LIM		
EVELYN LIM CHAN	56,370	22,886.22
PETER RAFAEL LIMSON	10,909	4,429.05
ZOILO LINDO &/OR	5,532	2,245.99
NATIVIDAD LINDO		
LUIS B. LIWANAG	511	207.47
ROSITA B. LIWANAG	600	243.60
MA. ROSARIO LOCSIN	17,789	7,222.33
MA. ROSARIO LOCSIN	1,693	687.36
ROSARIO F. LOCSIN	1,462	593.57
MERCEDES LOPEZ ARANETA	9,220	3,743.32
ARTURO LOZADA	1,672	678.83
ANTONIO R. LUCERO, JR.	3,686	1,496.52
LUY KIM GUAN	232,328	94,325.17
DIONISIA LUY	21,511	8,733.47
ENRIQUE LUY	105,688	42,909.33
ENRIQUE LUY	129,385	52,530.31
ERNESTO LUY	97,520	39,593.12
LEONARD MADRIDEJO	3,010	1,222.06
LEONARD MADRIDEJO	921	373.93
MARY ANN MAGSALIN	17,116	7,761.10
TERESA L. YULO	36,553	14,974.50

(LIST OF STOCKHOLDERS - INDIVIDUAL) 70% PAID

N A M E	Total Shares	Total Due
GLORIA T. ARAGON	12,712.00	3,851.74
BENJAMIN L. DE LEON	156,363.00	47,377.99
PASTOR GO	1,950.00	590.85
ANTONIO G. GONZALEZ &/OR CARMINA GONZALEZ	81,545.00	24,708.14
CARMEN R. LOBREGAT	12,661	3,836.28
CARMEN L. MENENDEZ	19,871	6,020.91
VICTORIA ONG	83,636	25,341.71
BENITO ROCES	15,281	4,630.14
JAIME O. SEVILLA	1,356	410.87
VICENTE SIAO	14,636	4,434.71
EMMA TAN	36,883	11,175.55

(LIST OF STOCKHOLDERS - BANKS/CORPORATION) 25% paid

N A M E	Total Shares	Total Due
AMINA, INC.	64,535	49,466.08
CANCAM CONSULTING (ASIA) LTD.	8,363	6,410.24
E.R. UNSON DEVELOPMENT CO. INC.	23,747	18,202.06
GILT-EDGED PROPERTIES, INC.	10,454	5,012.99
PACIFIC RIM EXPORT & HOLDINGS CORP.	375,762	288,021.57
SHIELD INSURANCE & MARKETING (SIAM), INC.	2,438	1,868.73
SIGLA HOLDINGS, INC.	200,000	153,300.00
SUSANA SECURITIES & DEVELOPMENT CORP.	24	18.40
CBNA MLA OBO A/C 200263/200263	236,363	229,563.02
CBNA MLA OBO A/C 200265/600265	40,909	39,754.00
FEBTC A/C 116-00021	9,757	9,455.63
INTERBANK TRUST ACCOUNT NO. 2-001-83	68	66.13
SCB OBO STATE ST. MUNICH U 929	363,513	353,813.01

(LIST OF STOCKHOLDERS-BANKS/CORPORATION) 35% paid

N A M E	Total Shares	Total Due
AACTC FAO TRINITY INVESTMENT AND MNGT. CORP.	340,545	223,951.61
AMTEL TRADING CORP.	132,832	88,134.03
G. E. ANTONINO, INCORPORATED	12,545	8,323.61
J.L. HOLDINGS CORPORATION	42,736	28,355.34
JOAM INVESTMENTS CORP.	29,271	19,421.31
MARISCO INVESTMENT & DEV'T. CORP.	69,267	45,958.65
YUCHENGCO-LIM DEV'T. CORP.	3,510	2,328.89

(LIST OF STOCKHOLDERS-BANKS/CORPORATION) 50% paid

N A M E	Total Shares	Total Due
ACOJE OIL EXPLORATION & DRILLING CO.	26,626	13,552.63
CITICORP SCRIMGEOUR VICKERS PHILS., INC.	37,147	15,031.65
DYNAWINDS, INC.	237,036	120,651.32
E. RODRIGUEZ, INC.	7,940	4,041.46
L. D. DOROMAL & SONS	2,579	1,312.71
PHIL. ASIA LIFE ASSURANCE CORP.	78,151	39,794.13
PHIL. REMNANTS CO., INC.	1,306,970	665,247.73
PHILIPPINE ASIA LIFE INSURANCE CORP.	975	496.28
PHILIPPINE COMMUNICATION SATELLITE CORP.	29,502	15,016.52
PHILIPPINE OVERSEAS TELECOMMS. CORP.	12,222,751	6,221,395.53
PIONEER INTERCONTINENTAL INSURANCE CORP.	209,000	106,381.00
PIONEER INSURANCE & SURETY CORP.	960,450	488,869.05
RAYOMAR MANAGEMENT, INC.	6,828	3,475.45
RCDC MANAGED A/C-0478	313	159.32
RCDC MANAGED A/C-0109	973	495.26
RCDC MANAGED A/C-0137	2,090	1,063.81
RCDC MANAGED A/C-0352	284	144.56
REGINA CAPITAL DEV'T. CORP./000348	6,272	3,192.45
REGINA CAPITAL DEV'T. CORP./000351	4,181	2,128.13
REGINA CAPITAL DEV'T. CORP./000571	8,363	4,256.77
REGINA CAPITAL DEV'T. CORP.	5,288	2,691.59
RCDC MANAGED A/C# 0134	10,306	5,245.75
SERAFIN AQUINO FOUNDATION, INC.	5,523	2,811.75
TERRA GRANDE RESOURCES & EXPLORATION, INC.	911,635	464,022.22
FEBTC A/C PC80-050	12,907	6,569.66
RCBC TA#31-118-9	1,672,726	851,417.53
RCBC TA#72-330-8	1,401,754	713,492.79
RCBC TA#72-316-0	3,635	1,850.22
RCBC TRUST ACCOUNT #32-314-4	3,872,845	1,971,278.11
RCBC TRUST ACCOUNT #32-316-0	1,129,090	574,708.81

(LIST OF STOCKHOLDERS-BANKS/CORP.) 60% paid

N A M E	Total Shares	Total Due
ASTRA REALTY CORPORATION	209,090	84,590.54

I.I. ORTIGAS & CO., INC.	22,764	11,655.17
I.M. BARCELON & CO., INC.	106,259	70,981.01
KEPPEL SEC. PHILS. INC.	56,148	28,713.14
KERRY SECURITIES (PHILS.), INC.	272,905	143,650.76
KEY SECURITIES, INC.	160,000	81,920.00
LARRGO SEC. CO., INC.	256,677	131,418.62
LITONJUA SECURITIES, INC.	180,033	92,176.90
L. M. GARCIA & ASSO., INC.	343,010	175,621.12
LOPEZ, LOCSIN, LEDESMA & CO., INC.	73,712	49,239.62
LUCKY SECURITIES, INC.	18,657	9,557.50
LUYS SEC., CO. INC.	1,818,223	754,074.98
MANDARIN SECURITIES CORPORATION	203,559	83,052.07
MARINO OLONDRIZ Y CIA	7,326	3,750.91
MARK SECURITIES CORP.	660,820	338,339.84
M D R SECURITIES, INC.	321,160	158,071.30
MERCANTILE SECURITIES CORP.	251,879	128,962.05
MERIDIAN SECURITIES INC.	457,776	234,381.31
MOUNT PEAK SECURITIES, INC.	1,567,242	802,427.90
NEW WORLD SECURITIES CO., INC.	519,834	266,155.01
ORIENTRADE SECURITIES, INC.	36,735	28,359.42
ORTIGAS, REYES, LAT & CO.	30,532	15,632.38
PACIFIC BASIN SEC., INC. A/C # 5	1,141	584.19
PAN-ASIA SEC. CORP.	439,496	225,021.95
PAPA SECURITIES CORPORATION	46,048	23,198.43
PEREGRINE SECURITIES PHILS., INC.	405,924	207,833.09
PHIL. ASIA EQUITY SECURITIES INC.	352,944	144,001.15
PHILIPPINE SECURITIES CORP.	12,677	5,172.22
PIERCE INTERLINK SECURITIES, INC.	514,688	343,811.58
PLATINUM SECURITIES, INC.	147,238	75,385.86
PREMIUM SECURITIES INC.	198,210	94,069.08
PROBITY SECURITIES MANAGEMENT CORP.	221,794	94,352.24
PRYCE SECURITIES, INC.	1,128,209	577,643.01
QUALITY INVESTMENTS & SEC. CORP.	860,946	440,804.35
R. C. LEE SECURITIES, INC.	7,679	4,730.26
R. NUBLA SECURITIES, INC.	1,307,338	932,222.88
ROCA SECURITIES, INC.	8,230	5,497.64
R. S. LIM & CO. INC	461,324	228,197.38
SAPPHIRE SECURITIES INC.	124,195	50,671.56
S. J. ROXAS & CO., INC.	233,931	115,512.71
SOLAR SECURITIES, INC.	204,336	104,620.03
SOLID STOCKBROKERS, INC.	16,665	11,132.22
SQUIRE SECURITIES, INC.	405,488	270,865.98
STANDARD SECURITIES CORP.	428,121	219,197.95
SUN HUNG KAI SEC. (PHIL.) INC.	212,306	113,929.95
TANSENGCO & CO., INC.	118,329	53,604.28
THE FIRST RESOURCES MGNT. & SEC. CORP.	1,243,613	603,162.24
TOWER SECURITIES, INC.	262,300	134,297.60
TRENDLINE SECURITIES CORP.	1,000,864	772,667.01
TRI-STATE SEC., INC.	21,545	11,031.04
URBANCORP SEC., INC.	5,454	2,225.23
UBP SECURITIES, INC.	775,372	517,948.50
UNIWELL SECURITIES, INC.	102,127	52,289.02
UY-TIOCO & CO. INC.	348,835	178,603.52
VICENTE GOQUIOLAY & CO., INC.	97,429	65,082.57
WEALTH SECURITIES, INC.	1,001,738	582,358.22
WESTIN SECURITIES CORPORATION	85,813	43,936.26
WOLFF & CO., INC.	373,602	200,941.30
YAO & ZIALCITA INC.	1,040,154	520,171.51
YU & CO., INC	544,228	278,614.74

The foregoing delinquent shares of stock shall be sold at public auction on October 31, 2001 starting at 1:30 up to 5:00 p.m. at the Philodrill Board Room, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City, unless on or before the date of the auction sale, the owner of such delinquent shares pay the Corporation their respective unpaid subscription balance plus accrued interest costs of advertisement and expenses of sale.

September 27, 2001

4

(SGD.) ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 21, 2001**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,959,985

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
November 21, 2001
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 21 November 2001, starting from 1:15 p.m., the Board passed and approved the following resolution calling for a final payment on all outstanding 1994 subscriptions to the capital stock of the Company:

> *"**RESOLVED**, as it is hereby resolved, to authorize the Company to issue a call for final payment of all unpaid and outstanding 1994 subscriptions to the extent of the final Twenty Percent (20%) of the subscription amount, payable on or before **25 January 2002**."*

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 21, 2001**
Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,959,985

11. Indicate the item numbers reported herein: **ITEM 9**

SEC FORM 17-C
November 21, 2001
SECURITIES AND EXCHANGE COMMISSION

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 21 November 2001, starting from 1:15 p.m., the Board passed and approved the following resolution calling for a final payment on all outstanding 1994 subscriptions to the capital stock of the Company:

> *"**RESOLVED**, as it is hereby resolved, to authorize the Company to issue a call for final payment of all unpaid and outstanding 1994 subscriptions to the extent of the final Twenty Percent (20%) of the subscription amount, payable on or before **25 January 2002**."*

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 21, 2001**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:38683 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,959,985

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 21 November 2001, starting from 1:15 p.m., the Board passed and approved the following resolutions calling for a final payment on all outstanding 1994 subscriptions to the capital stock of the Company:

> *"**RESOLVED**, as it is hereby resolved, to authorize the Company to issue a call for final payment of all unpaid and outstanding 1994 subscriptions to the extent of the final Twenty Percent (20%) of the subscription amount, payable on or before 26 January 2002."*

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 21, 2001**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,959,985

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 21 November 2001, starting from 1:15 p.m., the Board passed and approved the following resolution calling for a final payment on all outstanding 1994 subscriptions to the capital stock of the Company:

> "***RESOLVED***, *as it is hereby resolved, to authorize the Company to issue a call for final payment of all unpaid and outstanding 1994 subscriptions to the extent of the final Twenty Percent (20%) of the subscription amount, payable on or before 26 January 2002."*

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

02 FEB 20 P3:45

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **February 20, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱317,893,998

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

THE PHILODRILL CORPORATION (the "Company") posted for sale and has sold the following treasury shares on the dates and at the prices specified below:

No. of Shares	Date Posted	Posted Selling Price	Date Sold	Actual Buying Price
500,000	02/13/02	P0.30/share	02/13/02	P0.30/share
500,000	02/14/02	P0.30/share	02/14/02	P0.30/share
100,000	02/18/02	P0.31/share	02/18/02	P0.31/share
200,000	02/19/02	P0.31/share	02/19/02	P0.31/share
200,000	02/20/02	P0.32/share	None	None

Depending on market conditions, the Company intends to continue posting for sale such number of treasury shares from time to time as there will be willing buyers in the market.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. February 20, 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱317,893,998

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") has scheduled the holding of the ***Annual Stockholders' Meeting*** ***("ASM") of the Company on 22 May 2002, Wednesday,*** with the time and venue thereof to be announced subsequently by the Company. By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and to vote at said Meeting, is *28 February 2002.*

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **April 2, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱317,755,189

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our SEC Form 17-C dated 20 February 2002, please be advised that THE PHILODRILL CORPORATION (the "Company") will hold its ***Annual Stockholders' Meeting ("ASM") on 22 May 2002, Wednesday, 2:30 p.m., at the Alakor Conference Room,*** 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **April 24, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:38683 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱314,260,321

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 24 April 2001, the Board approved the re-scheduling of the Company's Annual Stockholders' Meeting ("ASM") from 22 May 2002 to **26 June 2002.** However, the Record Date, time, place and agenda for the Company's ASM, as previously disclosed, remain the same.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

ITEM 9. OTHER EVENTS

THE PHILODRILL CORPORATION (the "Company") posted for sale and has sold the following treasury shares on the dates and at the prices specified below:

No. of Shares	Date Posted	Posted Selling Price	Date Sold	Actual Buying Price
119,266,587	06/17/02	P0.24/share	06/17/02	P0.24/share

The foregoing disclosure is made in accordance with the rules and regulations of the SEC and the PSE.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

OFFICE FILE

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

T H E P H I L O D R I L L C O R P O R A T I O N

(Company's Full Name)

Q U A D A L P H A C E N T R U M

1 2 5 P I O N E E R M A N D A L U Y O N G C I T Y

(Business Address : No. Street City / Town / Province)

ATTY. ADRIAN ARIAS

Contact Person

631-1801 to 05

Company Telephone Number

1 2 3 1

Month Day

Fiscal Year

1 7 C

FORM TYPE

Month Day

Annual Meeting

3rd Wed of May

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **June 17, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	P313,996,395

11. Indicate the item numbers reported herein: **ITEM 9**

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 June 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:38683 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** 1550
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱313,715,972

11. Indicate the item numbers reported herein: **ITEM 4**

ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

At the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held on 26 June 2002, 2:30 p.m. at the Alakor Conference Room, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2003:

ALFREDO C. RAMOS	HENRY A. BRIMO
PRESENTACION S. RAMOS	GERARD H. BRIMO
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA
MAXIMO G. LICAUCO III	HONORIO A. POBLADOR III
TEODORO L. LOCSIN, JR.	

At the Organizational Meeting of the Board of Directors of the Company held on 26 June 2002 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
HENRY A. BRIMO	Vice Chairman
AUGUSTO B. SUNICO	Executive Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20

PROXY STATEMENT PURSUANT TO SECTION 20 OF THE SECURITIES REGULATION CODE

1. Filed by the Registrant X

2. Filed by a Party other than the Registrant ______

3. Check the appropriate box:

   ______ Preliminary Proxy Statement

   X Definitive Proxy Statement

   ______ Additional Materials

4. Name of Registrant as specified in its charter **THE PHILODRILL CORPORATION**

5. Province, country or other jurisdiction of incorporation or organization **Philippines**

6. SEC Identification Number **38683**

7. BIR Tax Identification Code **041-000-315-612**

8. Address of principal office **8th – 9th Floors, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550**

9. Registrant's telephone number, including area code **(632) 631-8151 to 52; 631-1801 to 05**

10. Name of Persons other than the Registrant Filing Proxy Statement N/A

    Address ______

    Phone Number ______

11. Securities registered pursuant to Section 8 and 12 of the Code (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Class "A"	**918,569,839**
Class "B"	**616,374,177**
Loans Payable	**₱314,260,321.00**

12. Are any or all of registrant's securities listed on the Philippine Stock Exchange?

Yes ___X___ No ________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in the City of Mandaluyong on May 16, 2002.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

PROXY STATEMENT

GENERAL INFORMATION

Date, Time and Place of Meeting of Security Holders

The 2002 Annual Meeting of Stockholders (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 26 June 2002, 2:30 p.m., at the Alakor Conference Room, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

Complete Mailing Address of Registrant

The complete mailing address of the principal office of the Company is 8th-9th Floors, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

Date of Transmittal of Proxy Statement and Proxy Form to Security Holders

This Proxy Statement and the accompanying Proxy Form will first be sent or given to security holders at least one (1) month prior to the date of the Meeting, in accordance with the Company's Amended By-Laws, or on or before 26 May 2002.

Revocability of Proxy

A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 21 June 2002; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

Dissenters' Right of Appraisal

A stockholder has the right to dissent and demand payment of the fair value of his shares: (i) in case any amendment to the Company's articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) in case of any sale, lease, mortgage or disposition of all or substantially all of the corporate property or assets; and, (iii) in case of merger or consolidation.

NO CORPORATE ACTION is being proposed or submitted in the Meeting that may call for the exercise of a stockholder's right of appraisal.

If, at any time after this Proxy Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise such right must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his certificates of stock. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

Market Information

The Philippine Stock Exchange is the principal market where the Company's common equity is traded. The high and low sales prices of the Company's shares for each quarter within the last two (2) fiscal years are:

		High	Low
2001			
	First Quarter	₱ 0.350	₱ 0.180
	Second Quarter	0.250	0.150
	Third Quarter	0.290	0.150
	Fourth Quarter	0.280	0.190
2000	First Quarter	₱ 0.540	₱ 0.310
	Second Quarter	0.400	0.300
	Third Quarter	0.410	0.250
	Fourth Quarter	0.340	0.230

Holders

The Company has 12,193 shareholders of record as of 28 February 2002. Common shares outstanding as of 28 February 2002 totaled 1,414,377,429 shares divided into 840,553,231 Class "A" shares and 573,824,198 Class "B" shares.

The Company's top twenty (20) stockholders of record as of 28 February 2002 are:

	Name	No. of Shares Held	% to Total
1.	PCD Nominee Corporation	268,498,711	17.49
2.	Vulcan Industrial & Mining Corporation	205,876,535	13.41
3.	National Book Store, Inc.	189,891,016	12.37
4.	Philex Mining Corporation	174,403,750	11.36
5.	Teresita dela Cruz	25,507,577	1.66
6.	Alakor Securities Corporation	24,272,036	1.58
7.	Phil. Overseas Telecommunications Corp.	24,234,387	1.57
8.	Trafalgar Holdings Phil., Inc.	14,740,821	0.96
9.	Wealth Securities, Inc.	9,953,676	0.64
10.	Alakor Corporation	8,626,260	0.56
11.	Oscar T. Lee	7,443,947	0.48

12.	Peregrine Securities Phils., Inc.	7,153,273	0.46
13.	Sapphire Securities, Inc.	6,520,812	0.42
14.	Henry A. Brimo	6,013,353	0.39
15.	Alsons Consolidated Resources, Inc.	5,667,200	0.37
16.	Conrado S. Chua	4,905,652	0.31
17.	RCBC TA# 31-118-9	4,600,000	0.29
18.	RCBC Trust Account #32-314-4	4,309,821	0.28
19.	RCBC TA# 72-230-8	3,854,825	0.25
20.	Ang Ngo Chiong	3,643,112	0.23

Dividends

The registrant did not declare any dividends in fiscal years 2001 and 2000 and no dividends have been declared for the current fiscal year 2002. There are no restrictions that currently limit or are likely to limit the Company's ability to pay dividends on common equity now or in the future, except the availability of sufficient retained earnings.

Brief Description of the General Nature and Scope of Business of Company and its Subsidiaries

The Philodrill Corporation (the "Company") was incorporated in 1969. The Company's diversified investments include oil exploration and production, property development, mining, and financial services. Its active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro and Central Luzon under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

Products

The Company, as member of Service Contract 14 consortium, derived its petroleum revenues from the Nido, Matinloc and North Matinloc oilfields which produced the following volumes (in barrels):

	2001	2000	1999
Nido	149,482	186,499	39,457
Matinloc	159,763	213,255	239,436
North Matinloc	6	15,552	34,860
Total	309,251	415,306	313,753

a) Distribution Method of the Products or Service - Alcorn (Production) Phils. Inc., as the Operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido, Matinloc and North Matinloc oilfields. The oil produced and saved from these areas were sold locally to Caltex (Philippines),. Inc. and Seaoil Petroleum Corp. The proceeds from the sale of crude oil was distributed by the Operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition - not applicable

c) Dependence on One or a Few Major Customers and Identification of Such - not applicable

d) Transactions with and/or Dependence on Related Parties - not applicable

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -not applicable

f) Need for Any Governmental Approval of Principal Products or Service - not applicable

g) Effect of Existing or Probable Governmental Regulations on the Business - not applicable

h) Estimate of Amount Spent for Research and Development Activities - not applicable

i) Cost and Effects of Compliance with Environmental Laws - not applicable

Employees

The Company had 32 employees as of December 31, 2001.

Financial Highlights

(in thousands of Pesos)

	2001	2000	1999
Petroleum revenues	35,090	44,089	23,442
Investment income	29,381	43,618	38,682
Interest & other income	13,315	14,176	20,319
Net income/(loss)	(21,138)	26,297	11,260
Total assets	2,617,334	2,614,381	2,720,110
Net worth	2,206,024	2,183,749	2,323,952
Issued & subscribed capital	1,534,950	1,534,950	1,534,950
Treasury Stock	63,179	-	-

Properties

The information required by Item 2 is contained in Note 5 & 7 to the Company's 2001 Audited Financial Statements, a copy of which is herewith enclosed.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furniture, and other equipments are located at 125 Pioneer Street, Mandaluyong City. These properties are in good condition.

The Company's exploration properties which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC / GSEC No.	Participating Interest		Deferred Costs (in thousands)
SC 6A (Octon)	39.000 %	P	372,585
(Saddle Rock/Esperanza)	39.000		64,844
SC 41 (Sulu Sea)	5.419		135,285
GSEC 98 (Onshore Mindoro)	46.535		67,271
GSEC 75 (Central Luzon)	21.453		37,104
Swan Block (NW Palawan)			
(Block A West Culion)	35.631		20,147
(Block B Alava/Busuanga)	16.190		46,283
(Block C North Calamian)	14.693		12,672
(Block D NW Malampaya)	50.000		9,447
(Blocks A to D)			731
SC 6B (Bonita/Cadlao)	14.000		12,632
GSEC 91.(SW Palawan)	1.950		3,414
Others			1,058
		P	783,473

SOLICITATION INFORMATION

Person Making the Solicitation

The enclosed proxy is solicited in behalf of the Company for use in voting at the Annual Meeting of Stockholders, to be held on the date and time and at the place stated above and in the Notice accompanying this Proxy Statement, and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice.

Proxies must be properly executed in the Proxy Form which accompanies this Proxy Statement, dated and returned on or before 21 June 2002. Validation of proxies will be held at the Company's principal office on 24 June 2002 at 10:00 a.m. Validated proxies will be voted at the Meeting in accordance with the authority granted by, and/or instructions of, the stockholder expressed therein. **If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.**

NO director has informed the Company in writing of his intention to oppose any action intended to be taken by the Company.

Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone may be made by the directors, officers and employees of the Company for which they will not receive any additional compensation. The Company will bear the cost of preparing, collating and delivering to stockholders this Proxy Statement, the Proxy Form and the accompanying materials.

Interest of Certain Persons in Matters to be Acted Upon

NO director or executive officer, nominee for election as director, or associate of such director, executive officer or nominee, of the Company, at any time since the beginning of the last fiscal year, has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.

CONTROL AND COMPENSATION INFORMATION

Voting Securities and Principal Holders Thereof

The Company has two (2) classes of shares - Class "A" and Class "B" shares - identical in all respects, except that Class "A" shares are issued and transferable only to Philippine Nationals, while Class "B" shares may be issued and transferred either to Philippine Nationals or to foreign nationals; *provided,* that Class "B" shares shall not be issued in excess of forty percent (40%) of the Company's outstanding capital stock. Each share of either class is entitled to one (1) vote.

The Record Date, with respect to this solicitation, is **28 February 2002**. Only stockholders of record as at the close of business on 28 February 2002 are entitled to notice of, and to vote at, the Meeting. As of the Record Date, the outstanding capital stock of the Company is 1,414,377,429 shares, consisting of 840,553,231 Class "A" shares and 573,824,198 Class "B" shares.

A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer books of the Company as of the Record Date, for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided*, that the whole number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the whole number of directors to be elected.

If a stockholder made no choice in any or all of the matters submitted for his vote or approval as stated in the Proxy Form, discretionary authority to vote any and all the shares of the stockholder, cumulatively or otherwise, in favor of the proxy named and appointed by the stockholder in the Proxy Form is solicited.

There has been NO CHANGE in the control of the Company since the beginning of the last fiscal year.

Security Ownership of Certain Record and Beneficial Owners

The following persons are known to the Company to be directly or indirectly the record or beneficial owner of more than 5% of the Company's voting securities as of the Record Date:

Title of Class	Name and address of record/beneficial owner	Amount or nature of record/beneficial ownership	Percent of class
Total A & B	PCD Nominee Corporation* G/F, Makati Stock Exchange Bldg. 6767 Ayala Ave., Makati City	268,498,711 (of record)	17.49%
Total A & B	Vulcan Industrial & Mining Corp.** 5th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	205,876,535 (of record)	13.41%
Total A & B	National Book Store, Inc.** 4th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	189,891,016 (of record)	12.37%
Total A & B	Philex Mining Corporation** Philex Bldg., Brixton cor. Fairlane Sts. Pasig City	174,403,750 (of record)	11.36%

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice, PCNC issues a general proxy nominating, constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of Record Date.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Augusto B. Sunico have been appointed proxies for Vulcan Industrial Mining Corp. and National Book Store, Inc., while Mr. Henry A. Brimo and/or Mr. Gerard H. Brimo have been appointed proxies for Philex Mining Corp.*

Security Ownership of Management

The Company's directors ("D"), Chief Executive Officer ("CEO"), and four (4) most highly compensated executive officers ("O") own the following number of voting shares as of the Record Date:

Title of Class	Name of beneficial owner	Amount or nature of Beneficial ownership	Percent Of class
Total A & B	Alfredo C. Ramos (D/CEO)	107,074	< 0.010%
Total A & B	Henry A. Brimo (D/O)	6,013,353	0.391%
Total A & B	Augusto B. Sunico (D/O)	16,511	< 0.010%
Total A & B	Gerard H. Brimo (D)	224,250	0.014%
Total A & B	Presentacion S. Ramos (D)	1,000	< 0.010%
Total A & B	Nicasio I. Alcantara (D)	3,632,000	0.236%
Total A & B	Honorio A. Poblador III (D)	299,000	0.019%
Total A & B	Maximo G. Licauco III (D)	124,461	< 0.010%
Total A & B	Teodoro L. Locsin, Jr. (D)	804	< 0.010%
Total A & B	Francisco A. Navarro (O)	NIL	NIL
Total A & B	Reynaldo E. Nazarea (O)	NIL	NIL

As of the Record Date, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 10,418,453 shares, or approximately 0.67% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

To the extent known to the Company, there are NO arrangements which may result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 27 June 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2000 and 2001) and the ensuing fiscal year (2002) are:

Name	Position	2000	2001	2002(est.)
Alfredo C. Ramos	Chairman of the Board/President			
Henry A. Brimo	Vice Chairman			
Augusto B. Sunico	EVP & Treasurer			
Francisco A. Navarro	VP, Exploration			
Reynaldo E. Nazarea	VP, Finance & Admin.			
	TOTAL	₱3,770,006.00	₱2,822,355.00	₱3,104,590
All officers and directors as a group unnamed		₱5,246,480.00	₱4,159,550.00	₱4,575,505

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱1,600.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Augusto B. Sunico, Francisco A. Navarro and Reynaldo E. Nazarea, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws, there are no compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the executive officers' responsibilities following a change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The Company is not aware of any material pending legal proceeding to which any of the Company's directors and/or executive officers is a party or which any of their property is the subject, nor anr material legal proceeding contemplated by governmental authorities or any other entity to which any of the Company's directors and/or executive officers is a party or which any of their property is the subject.

Directors, Executive Officers, Promoters and Control Persons.

The names, ages, positions and periods of service of all directors, executive officers and persons nominated or chosen to become such are as follows:

Name	Age	Position	Period of service as such officer	
			From	To
Alfredo C. Ramos	58	Chairman of the Board	02 December 1992	Present
		President	24 April 1989	Present
Henry A. Brimo	89	Vice Chairman	30 October 1985	Present
Augusto B. Sunico	73	Director	18 May 1984	Present
		EVP & Treasurer	24 April 1989	Present
Gerard H. Brimo	50	Director	30 October 1985	Present
Presentacion S. Ramos	60	Director	28 May 1997	Present
Nicasio I. Alcantara	59	Director	16 December 1991	Present
Honorio A. Poblador III	56	Director	18 November 1992	Present
Maximo G. Licauco III	52	Director	29 November 1988	Present
Teodoro L. Locsin, Jr.	53	Director	29 November 1988	Present
Francisco A. Navarro	59	VP-Exploration	7 December 1987	Present
Reynaldo E. Nazarea	51	VP-Finance & Admin.	7 December 1987	Present

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

All the Company's directors named above were elected during the 2001 Annual Meeting of Stockholders held on 27 June 2001, and have since served in such capacity.

Independent Directors

Pursuant to SRC Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors, who are also nominated to become directors, are Mr. Nicasio I. Alcantara, Mr. Honorio A. Poblador III and Mr. Teodoro L. Locsin, Jr.

Business Experience During the Past Five (5) Years of Executive Officers and Persons Nominated to Become Directors

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Mr. Henry A. Brimo is the Company's Vice Chairman of the Board. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in mining, property development, oil and gas exploration and manufacturing, among others.

Mr. Gerard H. Brimo is a Director of the Company. For the past five (5) years he has served as a director and/or executive officer, and maintained business interests, in companies involved in mining, property development, stock transfer services, non-life insurance and oil and gas exploration, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Atty. Augusto B. Sunico is a Director and the Executive Vice President and Treasurer of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Mr. Honorio A. Poblador III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications, property development and diversified holdings, among others.

Mr. Maximo G. Licauco III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer of companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, cards and novelty items, property development, financial services, oil and gas exploration, and mining, among others.

Mr. Teodoro L. Locsin, Jr. is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representative of Congress, among others.

Mr. Francisco A. Navarro is the Company's Vice President for Exploration. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the Company's Vice President for Finance and Administration. For the past five (5) years, he has served as a director of companies involved in financial services and property development.

Directors with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corp.* *Atlas Consolidated Mining & Dev't. Corp.* *Edsa Properties Holdings, Inc.* *Kuok Philippine Properties, Inc.* *Penta Capital Investment Corp.*	*Penta Capital Finance Corp.* *Philippine Seven Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Henry A. Brimo	*Baguio Gold Mining Corp.* *Philex Mining Corporation*	*Phil. Realty & Holdings Corp.* *Philtread Tire & Rubber Corp.*
Augusto B. Sunico	*Alakor Securities Corporation* *Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Manuel L. Quezon University*	*Penta Capital Investment Corp.* *Penta Capital Finance Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Gerard H. Brimo	*Philex Mining Corporation* *Philtread Holdings Corporation*	*Phil. Realty & Holdings Corp.*
Presentacion S. Ramos	*Alakor Securities Corp.*	*Anglo Philippine Holdings Corp.*
Nicasio I. Alcantara	*Alcor Transport Corporation* *All Asia Anglian Water Corporation* *All Asia Capital & Trust Corporation* *Alsons Aqua Technologies, Inc.* *Alsons Corporation* *Alsons Development & Investment Corporation* *Alsons Insurance Brokers Corporation* *Alsons Land Corporation* *Alsons Properties Corporation* *Aquasur Resources Corporation* *Banc Asia Capital Corporation* *Buayan Cattle Co., Inc.*	*C. Alcantara & Sons, Inc.* *Conal Corporation* *Finfish Hatcheries, In.* *Lima Land, Inc.* *Lima Water Corporation* *Petron Corporation* *Sarangani Agricultural Co., Inc.* *Seafront Resources Corporation* *South Star Aviation Company* *T'boli Agro-Industrial Dev't., Inc.* *United Pulp and Paper Corp.*
Honorio A. Poblador III	*Alsons Consolidated Resources, Inc.* *Philippine Comm. Satellite Corp.*	*Phil. Overseas Telecomm. Corp.*

Maximo G. Licauco III	*Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Penta Capital Investment Corp.*	*Penta Capital Finance Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Teodoro L. Locsin, Jr.	*Independent Daily News, Inc.* *Government Service Insurance System Mutual Fund*	*L-R Publications, Inc.* *United Coconut Chemicals, Inc.*

Significant Employees

Other than its current officers and employees, the Company has not engaged the services of any person who is expected to make significant contributions to the business of the Company. The business of the Company is not dependent on certain key personnel and there are no arrangements to assure that certain personnel will remain with the registrant and not compete upon termination.

Family Relationships

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Mrs. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico, Director, EVP and Treasurer, and Mr. Maximo G. Licauco III, Director. Mr. Henry A. Brimo, Vice Chairman, is the father of Mr. Gerard H. Brimo, Director.

Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officer, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities a director, person nominated to become a director, executive officer, promoter, or control person of the Company; and, (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Certain Relationships and Related Transactions

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as a director, or owner of more than 10% of the Company's voting securities, or voting trust holder of 10% or more of any class of the Company's securities, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

Parent of the Company

NO person holds more than 50% of the Company's voting securities, and the Company has no parent company.

OTHER MATTERS

Resignation or Declination to Stand for Re-Election of a Director

Since the Company's last Annual Meeting of Stockholders held on 27 June 2001, NONE of the directors elected therein by the stockholders has resigned nor declined to stand for re-election to the Board of Directors.

Independent Public Accountant

SyCip Gorres Velayo & Company ("SGV") is recommended to stockholders for appointment as independent accountant of the Company for the ensuing fiscal year. SGV was the Company's accountant for the fiscal year most recently completed.

The representatives of SGV are expected to be present at the Meeting and they will have the opportunity to make a statement if they desire to do so and such representatives are expected to be available to respond to appropriate questions.

NO independent accountant engaged by the Company has resigned, or has declined to stand for re-election, or was dismissed, and no new independent accountant has been engaged by the Company.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in, nor disagreements with accountants, on accounting and financial disclosure for the last two (2) fiscal years. SGV has been the Company's independent accountant for the past twenty (22) years, including the fiscal year most recently completed. The Company never had any disagreement with SGV on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

Action With Respect to Reports

The following matters shall be submitted to the stockholders for approval/ratification at the Meeting:

(1) Minutes of the 2001 Annual Stockholders' Meeting (copy included);

Approval of the Minutes of the 2001 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events which transpired during the said meeting. This does not constitute a second approval of the same matters taken up at the 2001 Annual Stockholders' Meeting which have already been approved.

(2) Annual Report for the year ended 31 December 2001 (a copy containing the information required by RSA Rule 34(a)-1(c)(2) is enclosed together with a copy of the Company's audited financial statements).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(3) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (27 June 2001) to the present (26 June 2002).

(4) Continued engagement of the Company in oil, gas and mineral exploration, development and allied activities, and/or in any and all its secondary purposes under its Amended Articles of Incorporation; and,

(5) Appointment of SGV & Company as the Company's independent auditor.

Matters Not Required to be Submitted

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Amendment of Charter, By-Laws or Other Documents

NO AMENDMENT to the Company's Articles of Incorporation and By-Laws, or other documents will be taken at the Meeting.

Other Proposed Action

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except such matters of incidence that may properly come at the Meeting.

Voting Procedures

In the election of directors, the nine (9) nominees with the greatest number of votes will be elected directors. If the number of nominees for election as directors does not exceed the number of directors to be elected, the Secretary of the Meeting shall be instructed to cast all votes represented at the Meeting equally in favor of all such nominees. On the other hand, if the number of nominees for election as directors exceeds the number of directors to be elected, voting shall be done by ballot, cumulative voting will be followed, and counting of votes shall be done by two (2) election inspectors appointed by the stockholders present or represented by proxy at the Meeting.

For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

<u>Materials accompanying this Proxy Statement</u>

1. Proxy Form;
2. Notice of the 2002 Annual Meeting of Stockholders with Agenda;
3. Annual Report pursuant to RSA Rule 34 (a)-1 (c) (2).
4. Minutes of the 2001 Annual Meeting of Stockholders.

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

ANNUAL REPORT ACCOMPANYING PROXY STATEMENT PURSUANT TO SRC RULE 20(3)(b)

I. Audited Financial Statements

The audited financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2001 are attached hereto.

II. Disagreements with Accountants on Accounting and Financial Disclosure. NONE.

III. Management's Discussion and Analysis of Financial Condition & Results of Operations

The Company expects to have sufficient working capital for the next twelve (12) months. The Company does not expect: (a) to conduct any product research and development, other than normal studies of various investment opportunities; (b) any purchase or sale of plant and significant equipment; and, (c) any significant change in the number of employees, within the next twelve (12) months.

Financial Performance

Revenues in 2001 amounted to ₱77.8 Million, compared to ₱101.9 Million in 2000 and ₱82.4 Million in 1999. The decrease in revenues in 2001 was brought about mainly by the lower level of crude oil production volume and prices and the absence of the dilution gain booked in 2000. Costs and expenses in 2001 amounted to ₱98.4 Million as against ₱75.0 Million in 2000 and ₱70.7 Million in 1999. Net loss amounted to ₱21.1 Million in 2001 as compared to the net income of ₱26.3 million in 2000 and ₱11.3 million in 1999.

Total assets grew to ₱2.66 Billion in 2001 from ₱2.62 Billion in 2000, mainly as a result of increases in receivables and in the Deferred Oil Exploration Cost account of the Company, while total liabilities decreased to ₱411.3 Million in 2001 from ₱430.6 Million in 2000.

Petroleum Projects

Service Contract No. 6A (Octon)

In early 2001, the SC6A consortium finalized a farmout of the northern half of the block to Rock Oil International Inc. ("ROII"). A Memorandum of Understanding ("MOU") between ROII and the SC6A consortium was finalized and signed last February 2001.

The MOU outlines the work obligation and commercial terms of the farmout and will be replaced, upon acceptance and execution, by a more detailed Farmout Agreement. The salient feature of the farmout is a staged earning program for ROII. An initial 5% equity was earned by ROII upon execution of the MOU. Subsequently, ROII shall have six (6) months from receipt of the 3D data set to complete a study/special processing of the 3D data in order to determine the optimum location for exploratory wells. ROII shall earn additional equity by drilling 2 to 3 wells. The equity to be earned from the drilling of wells will vary with the depth of the wells drilled as follows:

3000 ft or less	:	20%
3000 ft to 6000 ft	:	25%
6000 ft or deeper	:	30%

Should drilling results encourage field development, ROII may further earn an additional 10% equity by arranging financing of the development cost. However, Filipino participation in the block shall not fall below 30% in order to maintain the full FPIA benefit for the Contract Area.

After signing the MOU, ROII filed for and was granted recognition by the Department of Energy ("DOE") for their 5% equity participation in the farmout block of SC 6A. Presently, ROII is awaiting delivery of the 3D data set from GECO-Prakla in order to commence the special processing and evaluation. ROII is keen in trying to get the wells drilled in 2002.

Service Contract No. 6B (Cadlao/Bonita)

Operations at the Cadlao Field remain suspended. In January 2001, Alcorn discussed with the partners the viability of resuming production from the field. Chuan-Hup, a major marine transport contractor, offered to fund the study. The Cadlao Field has produced a total of 10 million barrels on an estimated recoverable reserve of 9.5 MM barrels. The proponent believes that they can still recover around 4.0MM barrels using cheap production options such as a marginal platform (Tarpon System) or a mini-FPSO (Floating Production and Storage Offloading) facility. Chuan-Hup has offered to finance the reactivation of the field in return for a production fee or a share in the production. An initial agreement was worked out with Chuan Hup but unfortunately with the events of September 11 2001 and the subsequent sharp decline in the price of world crude oil, Chuan Hup has decided to defer the Cadlao reactivation project.

Service Contract No. 14 (Nido/Matinloc/Galoc/West Linapacan)

Production Operations

At the start of the year, Alcorn as Operator signed a letter agreement with Seaoil for a six (6) month supply contract of about 20,000 bbls of crude oil per month. It was agreed that Seaoil would be paying more than what they lift in order to bring down their outstanding obligation to the consortium. To date, receivables from Seaoil stand at USD195,000.

On the production front, Nido substantially decreased its production from 186,499 barrels in 2000 to 147,041 barrels in 2001 due to problems encountered in lifting operations. Production in Matinloc also *declined* in 2001 from the 2000 levels, producing a total of 159,742 barrels in 2001, about *26 %* lower than the 215,456 barrels produced in 2000. Production from North Matinloc was suspended for the entire year and the well continues to be shut-in.

2001 total production amounted to 306,789 barrels, which is *26.5%* lower that the 2000 combined output of 417,507 barrels. A combination of reservoir problems particularly at the Matinloc M3 well, the shutting down of the North Matinloc well and operational difficulties contributed significantly to this decline in production.

2001 Crude Oil Production Summary (in Barrels)*

	Nido	Matinloc	N. Matinloc	Total for month
January	13,082	21,316	0	34,398
February	15,995	19,338	0	35,333
March	13,372	20,786	6	34,164
April	12,605	21,998	0	34,603
May	0	16,181	0	16,181
June	26,055	21,570	0	47,625
July	0	10,139	0	10,139
August	0	6,406	0	6,406
September	26,561	6,559	0	33,120
October	13,579	5,862	0	19,441
November	12,915	0	0	12,915
December	12,877	9,587	0	22,464
Total	147,041	159,742	6	306,789

* *Tentative, Based on Monthly and Daily Production reports*

Farmout Activities

Through the efforts of Nido Petroleum, the consortium was able to negotiate with GECO-Prakla for the substantial reduction of the licensing fee for the block's 3D data for prospective farminees. The high licensing fee used to be a major hindrance to farmout efforts for the block.

During the year 2001, the consortium received and accepted two farm-in proposals for the SC 14C block (Galoc and West Linapacan). Shell Philippines Exploration ("SPEX") acquired and will review the 3D data over the West Linapacan and Galoc areas. SPEX is also studying the West Linapacan Field which has been shut-in due to early water influx. Discussions with SPEX indicate their positive attitude towards West Linapacan armed with their knowledge of carbonate reservoirs acquired from their extensive studies of their own Camago-Malampaya Nido reservoir. West Linapacan has calculated recoverable reserves of over 100 MMBO of which only a little over 8 MM has been produced. With the proper understanding of the reservoir fracture

system and the application of proper drilling and completion techniques, SPEX feels economic production of the field may still be feasible. UNOCAL also purchased viewing rights to the 3D data over the Galoc Field and is in the process of evaluating the same. While Galoc Field has recoverable reserves of only 54 MMBO, the available 3D data over the field and the advent of more cost-effective drilling and horizontal completion techniques have made it a prime candidate for development. With its low-cost drilling and development expertise, the participation of UNOCAL enhances the chances of Galoc finally being put into production.

Service Contract No. 41 (Sulu Sea)

Arco withdrew from the consortium effective January 16, 2001. UNOCAL and some Filipino partners, including Philodrill, acquired their pro-rata share of the relinquished Arco equity. Philodrill now holds a 5.41886 % share in SC41A.

In February 2001, the partners were apprised of the post–well results of the Wildebeest drilling. Although the well failed to intersect substantial thicknesses of sandstones, 4 oil samples were recovered from tests from thin sandstones of Upper Miocene age between 7,292.5 and 8,139 feet RKB. Analysis of the oil samples revealed a terrestrial provenance with no marine contribution, low sulfur, low asphaltene with API gravity of 38 and 42 degrees. As a result of these findings, the former interpretation of a marine source for the basin was downgraded and this, in effect, improved the chances for the Rhino prospect.

UNOCAL has re-mapped the reprocessed 3D data which more robustly defined the Rhino structure into two fault-closed structures namely the East and West Rhino prospects. Unfortunately, due to funding constraints, no well drilling activity was undertaken and, at the request of the consortium, the DOE granted a one-year extension up to April 2002 to commit to the well drilling program. This would give time for UNOCAL to find a possible farm-in partner. Currently, UNOCAL is negotiating with BHP for a farm-in into the SC 41 block. UNOCAL is attempting to farmout a 50% equity in the block on a 2-for-1 basis which will effectively give all parties in the block a full carry on the proposed Rhino well.

Geophysical Survey & Exploration Contract ("GSEC") No. 75 (Central Luzon)

To give ample time for the consortium to finalize farm-in talks with PNOC–EDC, the DOE granted joint operators Vulcan/Anglo an extension of the drilling deadline until July 2001 provided the commitment well, Victoria-3, is spudded within that period. However, with the entry of a competing farm-in offer from TVI/TG towards the end of 2000, the PNOC-EDC farm-in was put on hold pending the results of a technical due diligence review of the block undertaken by TVI/TG. Subsequently, TVI/TG offered better farm-in terms than PNOC-EDC and its proposal to drill the East San Agustin prospect, in lieu of Victoria-3, was accepted by all consortium members, except PNOC-EDC.

The consortium requested the DOE to allow the substitution of the Victoria-3 well with the proposed East San Agustin well as its drilling commitment for GSEC 75, which the DOE turned down citing superior features of the Victoria-3 well compared to the proposed wildcat East San Agustin drilling. This forced the consortium to re-negotiate with PNOC-EDC for the drilling of Victoria-3.

In the agreement reached between the parties, the original consortium members agreed to turn over 100% of their equity to PNOC-EDC in exchange for which PNOC-EDC agreed to assume 100% of the cost of drilling the Victoria 3 well and give the original consortium members an option to buy back up to 10% equity in the block at ten times the actual cost share of that equity in the Victoria-3 drilling.

The Victoria-3 well was spudded last December 1, 2001, about 30 meters offset from the old Victoria-2 well.

GSEC No. 87 (Sibutu)

The Company has completed all required submissions to the DOE and, as such, has been cleared of its work commitments for the block. The DOE has formally accepted the Company's submissions and cleared all its work program obligations.

GSEC No. 98 (Onshore Mindoro)

The DOE granted a one-year extension of the contract up to 23 June 2002 to enable the consortium to accomplish its work commitments for the block and allow the completion of the necessary pre-drilling geologic studies and other related activities. Implementation of these programs had been delayed due to certain legal issues between the consortium and PNOC-EC, as well the continuing security threats to field personnel in Mindoro.

Although not under any legal or contractual obligation, the consortium had bent over backwards to accommodate PNOC-EC's request to be carried free in the drilling of a well in the block. However, PNOC-EC demanded that the one-well carry concession given it should extend not only to the well drilling but up to well testing, which the consortium declined. PNOC-EC then refused to sign the GSEC 98 Joint Operating Agreement ("JOA") and, instead, opted to withdraw from the consortium. The consortium accepted PNOC-EC's withdrawal and advised the DOE accordingly.

With regard to security threats posed by an organization called Kayos Mianao Neighborhood from Occidental Mindoro, which claimed to have located "oil reserves" in the area and demanded that it be given royalties and finder's fees, among other financial benefits, the Company organized a DOE-led consultation meeting with the provincial and municipal government officials last 16 February 2001 at the EDSA Shangri-La Hotel in order to address the problem in preparation for the commencement of geologic and geochemical field programs. Focus of these field programs are the prospect areas in Areas B and C located in south-central Mindoro Island.

Despite all these difficulties, the Company, as Operator, managed to develop an exploration model for the southwest Mindoro onshore area. Reviewing all previous data from field works, wells and seismic acquisitions, a depositional model for the target Eocene horizon was developed which has improved the chances of prospects in areas C and B of the block by predicting sand rich fairways located in the mapped anticlinal targets particularly prospects B3 and C1/C3 (Pandayan Gas Seep). These prospects have estimated recoverable reserves of 11 and 13 MMBO respectively.

In August 2001, the Company conducted an initial scoping survey with the assistance of a drilling consultant, to determine the costs of drilling identified prospects. Initial estimates are about US$1.5MM to US$2.0MM for drilling targets from 5,000 to 7,000 feet which are considered reasonable rates for onshore wells. However, given the difficult financial situation, continued work to mature these prospects and pre-drilling environmental information and educational campaigns have been put on hold temporarily. The Company is actively seeking potential farm-in parties to bring the drilling projects to fruition.

GSEC Application (SWAN Block)

The SWAN block consists of four sub-blocks namely, West Culion (block A), Alava (block B), North Calamian (block C) and Northwest Malampaya (block D). Philodrill acquired operatorship of the entire SWAN block when the former GSEC 86 (Northwest Malampaya) and GSEC 83 (West Culion, Alava and North Calamian) were merged following Occidental Petroleum's withdrawal from the Philippines in 1999. Philodrill has the following equity share in the SWAN block:

Block A (West Culion)	-	35.631 %
Block B (Alava)	-	16.190 %
Block C (North Calamian)	-	14.693 %
Block D (Northwest Malampaya)	-	50.000 %

The SWAN block is located in the very deepwater area of the NW Palawan basin and, because of this, Philodrill entered into a strategic alliance with UNOCAL in order to secure a farmout of the block and the drilling of a primary prospect in the block. UNOCAL, through its own resources, has actively promoted the area to prospective farminees.

The primary prospects of the SWAN block are the Santa Monica and Ipil structures, both located in block D (Northwest Malampaya). The larger Santa Monica structure has an areal closure of 83 sq. kms., a vertical relief of 457 meters, and estimated recoverable reserves of around 193 MMBO. The Ipil prospect has an areal closure of 47 sq. kms., a vertical closure of 122 meters and estimated recoverable reserves of about 134 MMBO.

For much of 2001, Philodrill made technical presentations to companies invited by UNOCAL, among them PTT of Thailand and Exspan MEDCO of Indonesia. Unfortunately, PTT who had earlier committed to farm-in backed out following its takeover of Exspan MEDCO. Nonetheless, UNOCAL remains bullish on the area and the prospects of future farmout efforts. UNOCAL also remains interested in continuing the SWAN block farmout for 2002 and a possible 2003 drilling schedule.

GSEC Application (Southwest Palawan)

SPEX has decided to withdraw from the GSEC application over the former GSEC 91 block now pending with the DOE, citing global project prioritization as the main reason.

Investments in Affiliates

Penta Capital Investment Corporation

For 2001, Penta Capital Investment Corporation ("PCIC") had consolidated revenues of ₱95.4 Million, out of which it generated a net income of ₱9.0 Million. The Company maintains a 40% ownership in PCIC.

Edsa Properties Holdings, Inc.

For 2001, *Edsa Properties Holdings, Inc.* ("*EPHI*") generated consolidated revenues of ₱605.3 Million and registered a net income of ₱223.5 Million. The Company maintains a 9.85% ownership in EPHI.

IV. Brief Description of the General Nature and Scope of Business of the Company

The Company was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

V. Directors and Executive Officers

Mr. Alfredo C. Ramos, 58, was elected to the Board in 1979 and is currently the Chairman of the Board, President and Chief Executive Officer of the Company, as well as of Alakor Corp., National Book Store, Inc., United Paragon Mining Corp. and Vulcan Industrial & Mining Corp. He is also the Chairman of the Board of Anglo Philippine Holdings Corp. and Penta Capital Finance Corp., and the Vice Chairman of Edsa Properties Holdings, Inc., MRT Development Corporation, Metro Rail Transit Corp., Penta Capital Investment Corporation, and Shangri-la Plaza Corporation. He is also a director of Atlas Consolidated Mining & Development Corp., Kuok Philippine Properties, Inc., Penta Capital Holdings, Inc., Philippine Gaming & Management Corp. and Philippine Seven Corp.

Mr. Henry A. Brimo, 89, founded the Company in 1969, became its first Chairman of the Board and President until 1985, and is currently the Vice Chairman of the Company. Mr. Brimo likewise founded Philex Mining Corporation in 1955 where he served as Chairman of the Board, President and Chief Executive Officer until 1993 and, now, Chairman Emeritus. He is also a director of Philippine Realty Holdings Corp. and Philtread Tire & Rubber Corp.

Ms. Presentacion S. Ramos, 60, is currently a director of the Company. She is also the Chairman and President of Alakor Securities Corp., director and Vice President of National Book Store, Inc., director, Vice President and Treasurer of Alakor Corp., director, Vice President and General Manager of Crossings Department Store Corp., and director of Anglo Philippine Holdings Corp. and Vulcan Industrial & Mining Corp.

Mr. Gerard H. Brimo, *51*, is a director of the Company and currently the Chairman of the Board and Chief Executive Officer of Philex Mining Corporation. He is also the Chairman of the Chamber of Mines of the Philippines, director of Philippine Realty & Holdings Corp., Philtread Holdings Corporation and President of Fidelity Stock Transfers, Inc.

Atty. Augusto B. Sunico, *73*, is currently a director and the Executive Vice President & Treasurer of the Company. He is a Member of the Board of Regents and Chairman of the Management Committee of Manuel L. Quezon University, Senior Partner at Sunico Malabanan Law Office, director and Treasurer of Anglo Philippine Holdings Corp. and Vulcan Industrial & Mining Corp., and director of Alakor Securities Corporation, EDSA Properties Holdings, Inc., Penta Capital Investment Corp., Penta Capital Finance Corp., Shangri-La Plaza Corp. and United Paragon Mining Corporation.

Mr. Nicasio I. Alcantara, *59*, is currently a director of the Company. He is the Chairman of Petron Corporation, Director of Alcor Transport Corporation, All Asia Anglian Water Corporation, All Asia Capital & Trust Corporation, Alsons Aqua Technologies, Inc., Alsons Corporation, Alsons Development & Investment Corporation, Alsons Insurance Brokers Corporation, Alsons Land Corporation, Alsons Properties Corporation, Aquasur Resources Corporation, Banc Asia Capital Corporation, Buayan Cattle Co., Inc., C. Alcantara & Sons, Inc., Conal Corporation Finfish Hatcheries, Inc., Lima Land, Inc., Lima Water Corporation, Sarangani Agricultural Co., Inc., Seafront Resources Corporation, South Star Aviation Company, T'boli Agro-Industrial Development, Inc. and United Pulp and Paper Corporation.

Mr. Honorio A. Poblador III, *57*, is currently a director of the Company. He is also the Chairman of the Board of Aviatica Travel & Mgt. Corp., President of Montemar Resort & Dev't. Corp., Dasmarinas Paper Mills, Inc., Executive Vice President of Elnor Investment Co., Inc., Vice President of La Tasca Restaurant, Inc. and Hapi Land Dev't., Inc., and director of F & C Realty Corp. and Worldwide Paper Mills, Inc.

Mr. Maximo G. Licauco III, *52*, is currently a director of the Company, as well as of Anglo Philippine Holdings Corp., Edsa Properties Holdings, Inc., Penta Capital Investment Corp., Penta Capital Finance Corp., United Paragon Mining Corp. and Vulcan Industrial & Mining Corp. He is a director and the President of Filstar Distributors Corp. and Area Vice President for National Book Store, Inc.

Mr. Teodoro L. Locsin, Jr., *53*, is currently a director of the Company, as well as L-R Publications, Inc., Government Service Insurance System Mutual Fund and United Coconut Chemicals, Inc.. He is also the Publisher of the daily newspaper, Today, and Congressman of the 1st District of Makati City.

Mr. Francisco A. Navarro, 59, is the Company's Vice President for Exploration. He is also a director and Executive Vice President of Anglo Philippine Holdings Corp. and a director of Vulcan Industrial & Mining Corp.

Mr. Reynaldo E. Nazarea, *51*, is currently the Company's Vice President for Finance and Administration. He is also a director of Penta Capital Investment Corp., and Penta Capital Finance Corp.

VI. Market Price and Dividends

The Company's shares are traded in the Philippine Stock Exchange, Inc._The high and low sales prices of the Company's shares for each quarter within the last two (2) fiscal years are:

		High	Low
2001			
	First Quarter	₱ 0.350	₱ 0.180
	Second Quarter	0.250	0.150
	Third Quarter	0.290	0.150
	Fourth Quarter	0.280	0.190
2000	First Quarter	₱ 0.540	₱ 0.310
	Second Quarter	0.400	0.300
	Third Quarter	0.410	0.250
	Fourth Quarter	0.340	0.230

No dividends, cash or stock, were declared in 1999, 2000 and 2001.

SGV & Co

SyCip Gorres Velayo & Co
6760 Ayala Avenue
1226 Makati City
Philippines
Tel 632 891 0307
Fax 632 819 0872
www.sgv.com.ph

Report of Independent Public Accountants

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), Penta Capital Investment Corporation (Penta Capital) and Penta Capital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, Penta Capital and Penta Holdings represent about 50% and 51% of total assets in 2001 and 2000, respectively, and the equity in their net earnings or losses represents about 138% of net loss in 2001, 125% of net income in 2000 and 340% of net income in 1999. The financial statements of EPHI, Penta Capital and Penta Holdings were audited by other auditors whose reports (which are described in paragraphs 3, 5 and 6) have been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI, Penta Capital and Penta Holdings as shown in Note 6 to the financial statements, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

The reports of the other auditors on the 2001 and 2000 financial statements of EPHI and Penta Holdings were unqualified.

In our auditors' report dated April 26, 2001, our opinion on the 2000 financial statements was qualified because the Company recognized its 2000 equity in net earnings of Penta Capital based on unaudited financial statements of the investee company, the audit of which was not yet completed. Subsequently, the audited financial statements became available. However, the report of the other auditors was qualified as discussed in the following paragraph. Accordingly, our present opinion on the 2000 financial statements with respect to the carrying values and equity in net earnings of Penta Capital as expressed herein, is different from that expressed in our previous report.

The report of the other auditors on the 2000 financial statements of Penta Capital was qualified as discussed in Note 6 to the financial statements because of: (a) nonrecognition by Penta Capital subsidiaries - Penta Capital Finance Corporation (PCFC) (98.75% owned) and Intra - Invest Securities, Inc. (IISI) (50% owned) - of additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax asset of about ₱1.3 million and ₱2.8 million, respectively; and (b) nonrecognition by Penta Capital of allowance for probable losses on the uncollected interests on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9 million. In addition, the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from customers account of IISI has not been completed. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of affiliates, retained earnings and net income for 2000 would have decreased by about ₱4.3 million.

The report of the other auditors on the 2001 financial statements of Penta Capital was qualified as discussed in Note 6 to the financial statements because: (a) Penta Capital and its subsidiaries charged directly against retained earnings the additional valuation reserve on certain assets aggregating to ₱88.7 million, net of corresponding deferred income tax assets of about ₱36.5 million. Such accounting treatment does not conform with generally accepted accounting principles (GAAP); and (b) IISI did not provide an allowance for probable loss on long outstanding due from customers of about ₱7.9 million and the related deferred income tax asset of about ₱2.5 million. In addition, the reconciliation of the long outstanding difference of about ₱2.6 million between the general and subsidiary ledgers of due from customers account has not been completed. Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable loss on long outstanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of affiliates and retained earnings would have decreased by ₱37.7 million in 2001.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfield raises uncertainties as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized costs of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon additional discoveries of oil and gas in commercial quantities and the success of future development thereof.

In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2001 financial statements of charging directly against retained earnings the additional valuation reserve on certain assets and on the 2001 and 2000 financial statements of the nonrecognition of additional allowance for probable losses as discussed in the fifth and sixth paragraphs and except for the effects of such adjustments, if any, as might have been determined to be necessary had the reconciliation discussed in the fifth and sixth paragraphs been completed, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
PTR No. 6723225
January 2, 2002
Makati City

April 25, 2002

THE PHILODRILL CORPORATION
BALANCE SHEETS

	December 31 2001	December 31 2000
ASSETS		
Current Assets		
Cash	**₱307,447**	₱3,355,096
Receivables (Note 4)	**116,532,696**	99,207,507
Crude oil inventory	**847,064**	2,583,071
Other current assets	**886,208**	885,291
Total Current Assets	**118,573,415**	106,030,965
Property and Equipment - net (Notes 2 and 5)	**295,699,112**	292,753,811
Investments and Advances (Notes 6, 8 and 12)	**1,417,913,770**	1,439,226,731
Deferred Oil Exploration and Development Costs (Notes 2 and 7)	**783,473,749**	774,017,902
Other Assets	**1,674,239**	2,351,983
	₱2,617,334,285	₱2,614,381,392
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Notes 8 and 12)	**₱318,568,019**	₱348,205,144
Accounts payable and accrued expenses (Note 9 and 12)	**86,205,367**	75,271,520
Dividends payable	**4,874,497**	4,874,497
Subscriptions payable	**1,662,742**	2,281,392
Total Current Liabilities	**411,310,625**	430,632,553
Stockholders' Equity		
Capital stock - ₱1 par value		
Authorized - 1.55 billion shares (Note 10)		
Issued (Note 10)	**1,279,962,408**	1,155,209,370
Subscribed (Note 10)	**254,988,034**	379,741,072
Subscriptions receivable	**(23,086,076)**	(172,583,409)
Share in affiliate's revaluation increment (Note 6)	**485,818,990**	486,619,833
Unrealized losses on decline in market value of investments (Note 6)	**(165,321,670)**	(158,702,120)
Retained earnings (Note 6)	**436,841,332**	493,464,093
	2,269,203,018	2,183,748,839
Treasury stock (Note 10)	**(63,179,358)**	–
	2,206,023,660	2,183,748,839
	₱2,617,334,285	₱2,614,381,392

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31		
	2001	2000	1999
REVENUES			
Petroleum operations (Note 2)	**₱35,090,445**	₱44,088,877	₱23,441,842
Equity in net earnings of affiliates - net (Note 6)	**29,380,676**	32,895,629	38,276,569
Dilution gain (Note 6)	**–**	10,722,073	–
Gain on sale of marketable securities, investments and others	**–**	–	405,555
Interest, dividends and other income (Note 12)	**13,315,448**	14,175,962	20,318,839
	77,786,569	101,882,541	82,442,805
COSTS AND EXPENSES			
Costs and operating (Notes 2, 5 and 13)	**27,757,412**	23,051,693	21,652,943
General and administrative (Notes 5 and 14)	**16,667,917**	18,518,018	18,940,884
Abandonment losses (Notes 2 and 7)	**10,523,321**	–	–
Interest, foreign exchange and other charges (Notes 2, 8 and 12)	**43,437,213**	33,397,639	30,110,937
	98,385,863	74,967,350	70,704,764
INCOME (LOSS) BEFORE INCOME TAX	**(20,599,294)**	26,915,191	11,738,041
PROVISION FOR INCOME TAX (Note 16)	**538,497**	618,103	477,774
NET INCOME (LOSS) (Note 11)	**(₱21,137,791)**	₱26,297,088	₱11,260,267
Earnings (Loss) Per Share (Note 11)	**(₱0.01494)**	₱0.01713	₱0.00734

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Capital Stock (Note 10)				Share in Affiliate's	Unrealized Losses on Decline in		
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable	Revaluation Increment	Market Value (MV) of Investments	Retained Earnings	Total
Balance at December 31, 1998	₱1,152,892,170	₱382,058,272	₱–	(₱204,390,661)	₱–	(₱159,814,209)	₱455,906,738	₱1,626,652,310
Share in affiliates' revaluation increment	–	–	–	–	638,415,628	–	–	638,415,628
Recovery in MV of investment	–	–	–	–	–	44,351,187	–	44,351,187
Net income	–	–	–	–	–	–	11,260,267	11,260,267
Collection of subscriptions receivable	–	–	–	3,272,112	–	–	–	3,272,112
Issuance of capital stock	1,010,846	(1,010,846)	–	–	–	–	–	–
Balance at December 31, 1999	1,153,903,016	381,047,426	–	(201,118,549)	638,415,628	(115,463,022)	467,167,005	2,323,951,504
Decline in MV of marketable securities	–	–	–	–	–	(43,239,098)	–	(43,239,098)
Issuance of capital stock	1,306,354	(1,306,354)	–	–	–	–	–	–
Collection of subscriptions receivable	–	–	–	28,535,140	–	–	–	28,535,140
Net income	–	–	–	–	–	–	26,297,088	26,297,088
Effect of change in the percentage of ownership in revaluation increment	–	–	–	–	(151,795,795)	–	–	(151,795,795)
Balance at December 31, 2000	1,155,209,370	379,741,072	–	(172,583,409)	486,619,833	(158,702,120)	493,464,093	2,183,748,839
Collection of subscriptions receivable	–	–	–	74,004,258	–	–	–	74,004,258
Conversion of subscriptions receivable to notes receivable	–	–	–	12,313,717	–	–	–	12,313,717
Decline in MV of marketable securities	–	–	–	–	–	(6,619,550)	–	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)						–
Conversion of subscriptions receivable to treasury shares	–		(63,179,358)	63,179,358	–	–	–	–
Changes in affiliate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss	–	–	–	–	–	–	(21,137,791)	(21,137,791)
Share in affiliate's adjustments to retained earnings	–	–	–	–	–	–	(35,484,970)	(35,484,970)
Balance at December 31, 2001	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱436,841,332	₱2,206,023,660

See accompanying Notes to Parent Company Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	(₱20,599,294)	₱26,915,191	₱11,738,041
Adjustments for:			
Interest expense	43,437,213	33,397,639	30,110,937
Depletion, depreciation and amortization	5,088,835	3,969,749	4,556,066
Interest income	(9,097,605)	(6,169,934)	(9,314,319)
Equity in net earnings of affiliates - net	(29,380,676)	(32,895,629)	(38,276,569)
Dilution gain	–	(10,722,073)	–
Unrealized foreign currency exchange losses	–	–	126,796
Gain on sale of marketable securities, investments and others - net	–	–	(405,555)
Operating income (loss) before working capital changes	(10,551,527)	14,494,943	(1,464,603)
Decrease (increase) in:			
Accounts with contract operator/partners	6,885,579	(8,233,556)	(13,265,951)
Crude oil inventory	1,736,007	(2,583,071)	–
Other current assets	(917)	14,164	(795,464)
Increase (decrease) in:			
Accounts payable and accrued expenses	10,774,297	3,695,506	(20,800,417)
Dividends payable	–	–	990
Cash generated from (used in) operations	8,843,439	7,387,986	(36,325,445)
Interest received	2,291,541	155,404	7,264,552
Income taxes paid	(603,551)	(365,955)	(413,441)
Interest paid	(43,212,609)	(33,645,851)	(30,275,582)
Net cash used in operating activities	(32,681,180)	(26,468,416)	(59,749,916)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	7,963,478	19,738,589	26,661,207
Decrease (increase) in:			
Other assets	677,744	725,440	(2,706,267)
Receivables - others	(5,090,986)	(3,456,629)	8,011,275
Additions to:			
Marketable securities, investments and advances	(175,204)	(55,838)	(29,130)
Property and equipment - net	(8,034,136)	(22,459,410)	(7,835,424)
Deferred oil exploration and development costs - net	(9,455,847)	(28,470,719)	(49,745,075)
Proceeds from sale of marketable securities, investments and others	–	–	87,600,000
Payment of subscriptions	–	–	(942,974)
Net cash provided by (used in) investing activities	(14,114,951)	(33,978,567)	61,013,612

(Forward)

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Subscriptions receivable	₱74,004,257	₱28,535,140	₱3,272,112
Loans	–	38,042,329	20,000,000
Payments of:			
Loans	(29,637,125)	(7,215,049)	(21,501,961)
Subscription payable	(618,650)	–	–
Dividends	–	(52,843)	–
Net cash provided by financing activities	43,748,482	59,309,577	1,770,151
NET INCREASE (DECREASE) IN CASH	(3,047,649)	(1,137,406)	3,033,847
CASH AT BEGINNING OF YEAR	3,355,096	4,492,502	1,458,655
CASH AT END OF YEAR	₱307,447	₱3,355,096	₱4,492,502

See accompanying Notes to Financial Statements.

1. General

The Philodrill Corporation (the Company) was incorporated in the Philippines and is involved in the business of oil exploration and production. The average number of employees of the Company was 32 in 2001 and 33 in 2000.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum Bldg., 125 Pioneer Street, Mandaluyong City.

2. Business and Operations

The Company, together with other participants (collectively referred to as "Contractor"), entered into a Service Contract [designated as Service Contract No. 14 (SC14)] and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated in offshore Palawan where oil discoveries were made. The Company's petroleum revenues and production and related expenses are derived from this Service Contract (SC).

Production activities in the West Linapacan Oilfield (WLO) remained on suspension mode. However, small-scale production continued in the other areas of SC14, particularly Nido, Matinloc and North Matinloc, during the year.

Pursuant to the farm-in agreement executed between the SC14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

The results of the 3D seismic survey is very encouraging and has yielded additional information critical to a better understanding of the geological structure of the contract area. Of particular interest, the seismic survey confirmed earlier 2D seismic interpretation of the Galoc feature suggesting a structural closure in excess of 4,000 acres and recoverable reserve estimates in the range of 24 million to 75 million barrels of oil. With the rapid advancement in deepwater drilling and production technology, the cost of drilling and producing Galoc have fallen dramatically, thus, improving its economic viability. Alcorn (Production) Philippines, Inc., as operator of SC14, has recommended the conduct of certain studies to properly assess the location of a well which the SC14 consortium is planning to drill in Galoc at the appropriate time.

The SC14 consortium is currently negotiating with foreign oil companies for a possible farm-out arrangement in block C of SC14. The deal will focus on the Galoc oilfield and may include the following work obligations for the prospective farminee:

1. A single development study for Galoc using the recent 3D data mentioned in the previous paragraph. Depending on economic merits, the farminee will have the option to do a joint development study for Galoc and Octon, an adjacent field located in SC 6A.

2. Drilling of a 2-well program with one extended production test for several months.

The farm-out arrangement will not include the producing oilfied like Nido, Matinloc and North Matinloc in SC14 as well as the suspended Cadlao oilfied in SC6.

The profitability of petroleum operations and full recovery of unamortized costs of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.

The Company is also a participant in SC6 A and in several GSECs entered into with the Philippine Government, through the DOE, to conduct exploration, development and exploitation activities in the designated contract areas.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) are presently awaiting the DOE's decision on the request to either extend the current NEGP or grant another 6-months NEGP over the areas. The Company believes that a favorable response will be obtained from the DOE on its application. The DOE is requiring Vulcan, Basic, Anglo South China and South West Resources to update their financial statements in order for them to qualify as participants in GSEC application. The letter of the DOE was forwarded to the concerned applicants. The current NEGP expired last March 15, 2001.

As discussed in Note 7 to the financial statements, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

3. **Summary of Significant Accounting Policies**

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines under historical cost convention, except that the crude oil inventory is stated at market.

Adoption of New Statements of Financial Accounting Standards (SFASs)
The Company adopted the following SFASs which became effective on January 1, 2001:

- SFAS No. 1 (revised 2000), Presentation of Financial Statements;
- SFAS No. 13 (revised 2000), Net income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies; and
- SFAS No. 22 (revised 2000), Cash Flow Statements.

Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000), and SFAS No. 22 (revised 2000), prior year financial statements were restated to conform with the format prescribed by the new standards. Changes made pertain principally to the presentation of the statements of income and cash flows, inclusion of a statement of changes in stockholders' equity and additional disclosures as required by the new standards.

The effect of adopting the new standards on the financial statements is not material.

Cash
Cash includes cash on hand and cash with banks.

Inventory Valuation
Crude oil inventory is valued at market.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Marketable Securities
Marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Property and Equipment
Property and equipment are carried at cost less accumulated depletion, depreciation and amortization. Wells, platforms and other facilities are depleted using the unit-of-production method based on estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped area. Other property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

The costs of minor repairs and maintenance are charged to expense as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depletion, depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Investments in Shares of Stock
Investments in shares of stock of affiliates which are more than 20% owned, or where the Company has the ability to significantly influence their operating and financial affairs, are carried at cost, increased or decreased by the Company's equity in net earnings or losses of affiliates and share in affiliate's revaluation increment since dates of acquisition. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the affiliates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of affiliates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in affiliate's revaluation increment, which is presented in the stockholders' equity section of the affiliate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Other investments in shares of stock are carried at cost, adjusted for any impairment in value when the market value fall below cost and the decline is judged to be permanent.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Exchange gains or losses arising from foreign currency denominated transactions are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Earnings (Loss) Per Share
Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year after giving retroactive effect to any dividends declared and net of treasury shares.

New Accounting Pronouncement
In March 2000, the Accounting Standards Council (ASC) issued Exposure Draft (ED) No. 37, *The Effects of Changes In Foreign Exchange Rates (revised)*, which will eliminate the deferral of foreign exchange differentials and will allow the capitalization of foreign exchange losses only under modified conditions effective January 1, 2002.

After considering comments on ED No. 37, the ASC decided on a two-step approach to address the change in accounting for the effects of changes in foreign exchange rates, as follows: (1) eliminate deferral option effective for financial statements covering periods beginning on or after January 1, 2003 by amending SFAS No. 8, Accounting for the Effects of Changes in Foreign Exchange Rates; and (2) adopt IAS No. 21 (revised 1993) (basis of ED No. 37) effective for financial statements covering periods beginning on or after January 1, 2005. The Company will comply with the provisions of foreign exchange losses on a prospective basis as allowed by ED No. 37.

4. Receivables

Receivables consist of:

	2001	2000
Accounts with contract operator/partners	**₱28,126,392**	₱35,011,971
Others:		
Due from affiliates	**61,053,371**	43,268,614
Accrued interest	**26,697,856**	19,891,792
Others	**655,077**	1,035,130
	₱116,532,696	₱99,207,507

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC14 mentioned in Note 2.

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

The amounts due from affiliates bear interest rates ranging from 18% to 24% per annum in 2001 and 18.5% to 28.4% per annum in 2000.

5. Property and Equipment

Property and equipment consist of:

	2001	2000
Wells, platforms and other facilities	**₱571,216,778**	₱563,163,528
Office condominium units and improvements	**14,009,422**	14,009,422
Office furniture, fixtures and equipment	**9,978,713**	9,917,813
Transportation equipment	**6,852,131**	9,618,731
	602,057,044	596,709,494
Less accumulated depletion, depreciation and amortization	**306,357,932**	303,955,683
	₱295,699,112	₱292,753,811

As discussed in Note 2, the temporary suspension of the production activities in the WLO raises uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion, depreciation and amortization charged to operations amounted to ₱5,088,835 in 2001, ₱3,969,749 in 2000 and ₱4,556,066 in 1999.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱5.9 million in 2001 and ₱5.2 million in 2000.

Foreign exchange adjustments capitalized to wells, platforms and other facilities amounted to ₱268,793 in 2001 and ₱2,861,791 in 2000. Such foreign exchange adjustments relate to the Company's loans payable (see Note 8).

6. Investments and Advances

Investments and advances consist of:

	2001	2000
At equity	**₱1,321,353,749**	₱1,336,222,364
At lower of aggregate costs or market values:		
Marketable securities - at cost	**241,576,136**	241,400,932
Less allowance for decline in market value	**165,321,670**	158,702,120
	76,254,466	82,698,812
At cost - CJH Golf Club, Inc. (17 shares)	**20,305,555**	20,305,555
	₱1,417,913,770	₱1,439,226,731

As of December 31, 2001 and 2000, the CJH shares have a market value of ₱300,000 and ₱500,000 per share, respectively. Management believes that the decline in market value is not permanent, accordingly, no provision for impairment has been made.

The details of marketable securities are as follows:

	2001		2000	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	₱101,061,306	₱9,682,208	₱101,061,306	₱4,997,269
Anglo Philippine Holdings Corporation - A	49,095,645	18,952,120	49,095,645	22,443,300
EDSA Properties Holdings Inc. (EPHI)	37,483,834	31,516,724	37,308,630	38,051,008
Vulcan Industrial & Mining Corporation - A	16,061,971	2,615,654	16,061,971	2,366,544
United Paragon Mining Corporation - A	12,803,152	738,423	12,803,152	1,136,036
Fil-Estate Land, Inc.	10,423,888	985,492	10,423,888	1,556,040
South China Resources, Inc.	2,775,235	444,732	2,775,235	711,571
Others	11,871,105	11,319,113	11,871,105	11,437,044
	₱241,576,136	₱76,254,466	₱241,400,932	₱82,698,812

As of December 31, 2001 and 2000, the marketable securities are carried at their aggregate market values, which are lower than their aggregate costs of ₱241,576,136 and ₱241,400,932, respectively. The gross unrealized losses on the decline in market value of marketable securities in 2001 and 2000 amounted to ₱165,321,670 and ₱159,444,498, respectively; on the other hand, the gross unrealized gain in 2000 amounted to ₱742,378. As of April 25, 2002, the aggregate costs of the portfolio exceeded the aggregate market values by ₱184,707,121.

The details of investments carried under the equity method are as follows:

	December 31, 2001			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Affiliate's Revaluation Increment	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱106,518,261	₱485,818,950	₱1,099,281,965
Penta Capital Investment Corporation (Penta Capital) - 40% owned	158,648,939	16,241,501	–	174,890,440
Penta Capital Holdings, Inc. (Penta Holdings) - 15% owned	30,000,000	17,181,344	–	47,181,344
	₱695,593,653	₱139,941,106	₱485,818,990	₱1,321,353,749

	December 31, 2000			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Affiliate's Revaluation Increment	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱87,838,104	₱486,619,833	₱1,081,402,651
Penta Capital - 40% owned	158,648,939	48,129,534	–	206,778,473
Penta Holdings - 15% owned	30,000,000	18,041,240	–	48,041,240
	₱695,593,653	₱154,008,878	₱486,619,833	₱1,336,222,364

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2000	Equity in Net Earnings (Losses) Including Amortization of Goodwill	Adjustment to Retained Earnings	Dividends	Balance December 31, 2001
EPHI	₱87,838,104	₱26,643,635	₱–	(₱7,963,478)	₱106,518,261
Penta Capital	48,129,534	3,596,937	(35,484,970)	–	16,241,501
Penta Holdings	18,041,240	(859,896)	–	–	17,181,344
	₱154,008,878	₱29,380,676	(₱35,484,970)	(₱7,963,478)	₱139,941,106

On December 14, 2000, EPHI issued new common shares to a stockholder after EPHI's stockholders waived their pre-emptive rights to subscribe to the new common shares. The issuance resulted in a decrease in the Company's proportionate share in the net assets of EPHI from 12.28% to 9.02%. This, however, resulted in a dilution gain amounting to ₱10,722,073 and is included in the 2000 statement of income.

The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱77,654,948 in 2001 and ₱90,722,803 in 2000.

The Company recognized its 2000 equity in net earnings of Penta Capital based on unaudited financial statements of the investee company, the audit of which was not yet completed. Subsequently, the audited financial statements became available. However, the report of the other auditors was qualified because of: (a) nonrecognition by Penta Capital subsidiaries - Penta Capital Finance Corporation (PCFC) (98.75% owned) and Intra-Invest Securities, Inc. (IISI) (50% owned) - of additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax asset of about ₱1.3 million and ₱2.8 million, respectively; and (b) nonrecognition by Penta Capital of allowance for probable losses on the uncollected interests on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9 million. In addition, the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from customers account of IISI has not been completed. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of affiliates, retained earnings and net income for 2000 would have decreased by about ₱4.3 million.

In 2001, Penta Capital and its subsidiary charged directly against retained earnings the additional valuation reserve on the following:

Penta Capital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327
PCFC:	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The accounting treatment of recording directly against retained earnings instead of income the additional valuation reserve on certain assets as enumerated above does not conform with generally accepted accounting principles (GAAP).

As of December 31, 2001, IISI has valuation reserve deficiency on long outstanding due from customers of ₱7,962,152 and the related deferred income tax asset of ₱2,547,889. In addition, the reconciliation of the long outstanding difference of about ₱2,592,931 between the general and subsidiary ledgers of due from customers' account has not been completed.

Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable loss on long oustanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of affiliates and retained earnings would have decreased by ₱37.7 million in 2001.

The undistributed earnings of investees included in the Company's retained earnings amounting to ₱176,460,087 in 2001 and ₱154,008,878 in 2000 are not currently available for distribution as dividends unless declared by such investees.

Following is a summarized financial information of EPHI, Penta Capital and Penta Holdings (in millions):

	2001			2000		
	EPHI	Penta Capital	Penta Holdings	EPHI	Penta Capital	Penta Holdings
Total Assets	₱14,096	₱526	₱387	₱13,827	₱581	₱395
Total Liabilities	660	106	87	398	80	83
Net Income (Loss)	224	9	(5)	163	9	2

7. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes interest costs capitalized amounting to about ₱16.7 million in 2001 and about ₱14.0 million in 2000.

Foreign exchange adjustments capitalized to deferred oil exploration and development costs amounted to ₱456,863 in 2001 and ₱10,345,416 in 2000. Such foreign exchange adjustments relate to the Company's loans payable (see Note 8).

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof. The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

8. Loans Payable

Loans payable represent short-term borrowings from banks and affiliates which bear interest at rates averaging 16% and 18% a year in 2001 and 2000, respectively. The loans from banks are collateralized by certain noncurrent marketable securities and investments in shares of stock with a total market value of ₱396,656,456 as of December 31, 2001 and a mortgage participation indenture based on the appraised value of the office condominium units of the Company amounting to about ₱78 million as of September 8, 2000.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of:

	2001	2000
Trade	₱75,724,678	₱62,393,236
Accrued Expenses	7,906,158	9,177,873
Lease Payable	1,990,667	2,778,667
Others	583,864	921,744
	₱86,205,367	₱75,271,520

10. Capital Stock

The Company's authorized capital stock consist of:

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges, except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock is listed in the Philippine Stock Exchange.

Since June 1990, Class B shares have been made available in the New York equities market through the American Depository Receipts (ADR) program on the basis of 2,000 Class B shares for every ADR.

The details and changes in the Company's issued and subscribed shares are as follows:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	703,807,256	₱703,807,256	702,731,061	₱702,731,061
Issuance	81,306,014	81,306,014	1,076,195	1,076,195
Balance at end of year	785,113,270	785,113,270	703,807,256	703,807,256
Common Class B				
Balance at beginning of year	451,402,114	451,402,114	451,171,955	451,171,955
Issuance	43,447,024	43,447,024	230,159	230,159
Balance at end of year	494,849,138	494,849,138	451,402,114	451,402,114
	1,279,962,408	₱1,279,962,408	1,155,209,370	₱1,155,209,370
Subscribed:				
Common Class A				
Balance at beginning of year	214,766,873	₱214,766,873	215,843,068	₱215,843,068
Issuance	(81,306,014)	(81,306,014)	(1,076,195)	(1,076,195)
Balance at end of year	133,460,859	133,460,859	214,766,873	214,766,873
Common Class B				
Balance at beginning of year	164,974,199	164,974,199	165,204,358	165,204,358
Issuance	(43,447,024)	(43,447,024)	(230,159)	(230,159)
Balance at end of year	121,527,175	121,527,175	164,974,199	164,974,199
	254,988,034	₱254,988,034	379,741,072	₱379,741,072

Treasury stock as of December 31, 2001 consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱63,179,358

11. Earnings (Loss) Per Share

Earnings (loss) per share was computed as follows:

	2001	2000	1999
Net income (loss)	**(₱21,137,791)**	₱26,297,088	₱11,260,267
Weighted average number of shares	**1,414,383,646**	1,534,950,442	1,534,950,442
Earnings (loss) per share	**(₱0.01494)**	₱0.01713	₱0.00734

12. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates which principally consist of loans and cash advances. These are shown under receivables, investments and advances, loans payable, accounts payable and accrued expenses, interest income (₱9,043,784 in 2001, ₱6,014,530 in 2000 and ₱9,003,791 in 1999) and interest expense (₱10,331,153 in 2001, ₱9,785,096 in 2000 and ₱8,266,224 in 1999) in the financial statements.

13. **Costs and Operating Expenses**

Costs and operating expenses consist of:

	2001	2000	1999
Petroleum operation (see Note 2)	**₱24,150,640**	₱20,159,825	₱18,349,190
Depletion expense (see Note 5)	**3,079,928**	2,153,866	2,550,290
Personnel expenses (see Note 15)	**526,844**	539,749	696,864
Professional fees	–	198,253	56,599
	₱27,757,412	₱23,051,693	₱21,652,943

14. General and Administrative Expenses

General and administrative expenses consist of:

	2001	2000	1999
Personnel expenses (see Note 15)	**₱7,867,150**	₱9,733,553	₱8,405,291
Depreciation expense (see Note 5)	**2,008,907**	1,815,883	2,005,776
Dues and subscription	**1,648,353**	1,467,137	1,034,973
Communication, light and power	**1,187,039**	823,875	845,478
Taxes and licenses	**1,080,362**	984,762	1,056,315
Repairs and maintenance	**700,798**	1,318,754	423,731
Outside services	**556,900**	973,702	2,286,647
Advertising expense	**404,206**	20,132	28,928
Supplies expense	**174,141**	138,763	202,879
Insurance expense	**166,940**	227,148	213,046
Representation and entertainment	**60,205**	47,458	74,132
Miscellaneous expenses	**812,916**	966,851	2,363,688
	₱16,667,917	₱18,518,018	₱18,940,884

15. Personnel Expenses

Personnel expenses consist of:

	2001	2000	1999
Salaries and wages	**₱6,769,690**	₱7,068,243	₱6,739,561
Employees benefits	**1,363,437**	2,957,336	2,068,689
Social expenses	**260,867**	247,723	293,905
	₱8,393,994	₱10,273,302	₱9,102,155

16. Income Taxes

The components of net deferred tax assets consist of:

	2001	2000
NOLCO	₱32,162,766	₱36,074,508
MCIT	1,420,266	1,269,558
	33,583,033	37,344,066
Less valuation allowance	33,583,033	37,344,066
	₱–	₱–

The provision for income tax consists of:

	2001	2000	1999
MCIT	₱476,808	₱577,503	₱365,955
Final taxes on interest income and others	61,689	40,600	111,819
	₱538,497	₱618,103	₱477,774

The current provision for income tax in 2001, 2000 and 1999 represents the MCIT. The excess of MCIT over the regular income tax as of December 31, 2001 amounted to ₱1,420,266. Of this amount, ₱365,955 can be claimed as tax credit against the regular income tax until 2002, ₱577,503 until 2003 and ₱476,808 until 2004.

As of December 31, 2001, the Company has NOLCO totaling ₱100,508,644. Of the amount, ₱30,632,666 will expire in 2002, ₱23,108,401 in 2003 and ₱46,767,577 in 2004.

As of December 31, 2001 and 2000, deferred tax assets were recognized for MCIT and NOLCO but a corresponding valuation allowance has been established since management believes that it is more likely that the carryforward benefits will not be realized prior to their expiration dates.

17. Commitments

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $0.9 million (₱48.5 million) in 2001.

18. Supplemental Disclosures of Cash Flow Information

	2001	2000	1999
Noncash investing and financing activities:			
Changes in unrealized losses on the decline in market value of investments	₱6,619,550	₱43,239,098	₱44,351,187
Unrealized foreign exchange adjustments capitalized to wells, platforms, and other facilities and deferred oil exploration and development costs	725,656	13,207,207	1,571,833
Loans payable for additional investment in Penta Capital Investment Corp.	–	–	40,000,000

THE PHILODRILL CORPORATION

MINUTES
OF THE
ANNUAL MEETING OF STOCKHOLDERS

Held on 27 June 2001, 2:30 p.m.
at the Alakor Conference Room, 9th Floor Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

Number of Shares Issued and Outstanding	:	1,534,943,515
Shares represented in person and by proxies	:	771,925,419
Percentage of Attendance	:	50.29%

I. CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2001 Annual Meeting (the "Meeting") and called the meeting to order at 2:40 p.m.. He requested the Secretary for proof that the required notices for the present Annual Meeting of Stockholders (the "Meeting") were duly sent to all stockholders of record as of 23 February 2001 (the "Record Date"), who are entitled to notice of and to vote at the Meeting, in accordance with the Amended By-Laws of the Company.

For the purpose of providing proof that the required notices for the Meeting were duly sent to stockholders in accordance with the Company's Amended By-Laws, the Secretary said that he has executed an Affidavit stating that in accordance with Section 3, Article I of the Company's Amended By-Laws, notices containing the date, time, place and agenda of the Meeting were sent by mail on 22-25 May 2001 and/or by personal delivery through a messengerial company on 18 and 21 May 2001, or at least one (1) month prior to the date of the Meeting, to each stockholder as of the Record Date who are entitled to notice of and to vote at the Meeting, at the address given by such stockholder to the Office of the Corporate Secretary and appearing in the corporate registry.

Notices of the Meeting were also published in the 13 June 2001 issue of the Manila Times and 20 June 2001 issue of the Manila Bulletin, both newspapers of general circulation in the Philippines, specifying the date, time, place, and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose, and the Affidavits of Publication executed by the respective authorized officers of the Manila Times and Manila Bulletin are attached to the Secretary's Affidavit.

The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

II. CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that, as of the Record Date, out of the Company's issued and outstanding shares of 1,534,943,515 shares, there are present in person and/or represented by proxies 771,925,419 shares or 50.29% thereof. On the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

III. READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Meeting of Stockholders held on 24 May 2000, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the proxy materials and/or have been inserted in the 2000 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Meeting of Stockholders. There being none, a stockholder moved that the reading of the Minutes of the Annual Meeting of Stockholders held last 24 May 2000 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

IV. REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. He then requested the Vice President for Exploration, Mr. Francisco A. Navarro, to present the Exploration Report.

A. <u>EXPLORATION REPORT</u>

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2000 Annual Report distributed to the stockholders.

In *Service Contract ("SC") No. 6A (Octon)*, the consortium signed a Memorandum of Understanding ("MOU") with Rock Oil International, Inc. ("ROII") last February 2001 and registered the same with the DOE last March 2001. The MOU outlines the general terms and conditions for a possible farmout of equity interests in the northern portion of the block. The SC 6A 3D seismic data have been sent to ROII for evaluation and special processing as part of its earning obligation under the MOU. Meanwhile, the terms and conditions of a Farmout Agreement, which will replace the MOU, is currently being negotiated with ROII.

In *Service Contract ("SC") No. 6B (Cadlao)*, Chuan Hup, a major marine transport contractor, has offered to fund a study to determine the viability of resuming production in Cadlao and, if found viable, to finance the reactivation of the Cadlao field in exchange for a production fee or a share in production. Chuan Hup is looking at using a Marginal Platform (TARPO System) or a mini FPSO for the purpose.

In *Service Contract ("SC") No. 14 (Nido/Matinloc/North Matinloc)*, as of 24 June 2001, cumulative Nido production stood at 70,157 barrels, while Matinloc has produced 119,631 barrels. There was no production from North Matinloc. Combined production to date is 187,794 barrels. The Operator reported a rapid decline in Matinloc's production and projects a 50% drop in production by yearend. In view of this, the Operator proposed the reactivation of the Matinloc-2 well, which was last flowed in October 1988 at a rate of 500 BOPD, by doing a hydraulic workover on the well. Given the long shut-in period and the experience with Matinloc-1 and Matinloc-3 wells, Matinloc-2 is expected to flow at an initial rate of 1000 BOPD.

Union Oil of California ("UNOCAL") and Prize Petroleum of India have expressed interest in farming into the development of the Galoc field. Shell Philippines ("SPEX") has also expressed interest to farm into SC 14C. To facilitate the farmin of these companies, Nido Petroleum has negotiated a revised data licensing terms with Geco-Prakla to allow these potential farminees to access the block's data for evaluation.

In *Service Contract ("SC") No. 41 (Sulu Sea)*, ARCO has withdrawn from SC 41 effective 16 January 2001 and its equity distributed among the remaining partners. The Company's total equity in SC 41 Block A now stands at 5.41886%.

Meanwhile, UNOCAL has taken over operatorship and reviewed the Wildebeest well results and the block's 3D seismic data. Due to funding constraints, UNOCAL has requested, and the DOE granted, a one-year extension of its drilling commitment up to April 2002. UNOCAL is currently negotiating with BHP for a possible farm-in and drilling of the Rhino prospect in Block A.

In *Geophysical Survey & Exploration Contract ("GSEC") No. 75 (Central Luzon),*

Despite better farm-in terms offered by TVI/TG of Canada for drilling the East San Agustin prospect (which was endorsed by all consortium members, except PNOC-EDC), compared to those offered by PNOC-EDC for drilling Victoria-3, the DOE turned down TVI/TG's East San Agustin drilling and instead accepted PNOC-EDC's offer to drill Victoria-3.

As of this meeting, the consortium and PNOC-EDC remain unable to reach a mutually acceptable compromise with respect to the drilling obligation in the block. PNOC-EDC recently turned down the consortium's proposal for a 10% carried interest in the Victoria-3 drilling and, instead, maintained its position that it will pay for 100% of the Victoria-3 drilling in exchange for acquiring 100% interest in GSEC 75, subject to a 10% interest buy-back option granted to the other consortium members at a price equivalent to 10 times the cost share of such interest in the Victoria-3 drilling.

In *Geophysical Survey & Exploration Contract ("GSEC") No. 91 (Southwest Palawan)*, Seafront and Phoenix have decided to withdraw from the consortium, while Philodrill maintained its 1.95% interest in the block and did not take up its *pro rata* share in the relinquished interests of Seafront and Phoenix.

In *Geophysical Survey & Exploration Contract ("GSEC") No. 98 (Onshore Mindoro)*, PNOC-EC's withdrawal from the block has been formally accepted by the consortium and communicated to the DOE. The consortium organized a DOE-led consultation meeting with provincial and municipal government officials last February 2001 to address problems in the block in preparation for the commencement of geologic and geochemical field programs. The original term of the GSEC expired last 23 June 2001 and the consortium has requested for a one-year extension from the DOE citing the protracted issue with PNOC-EC on the well carry issue and the current peace and order situation in Mindoro as justifications.

In *SWAN BLOCK, NW PALAWAN (under GSEC Application)*, the Non-Exclusive Geophysical Permit ("NEGP") covering the SWAN Block expired last 15 March 2001. A new GSEC Application has been filed with the DOE and is currently pending consideration. UNOCAL has expressed interest to farm-in into the block and is currently undertaking technical due diligence study.

The Chairman then requested the Vice President for Finance and Administration, Mr. Reynaldo E. Nazarea, to present the Financial Report.

B. FINANCIAL REPORT

Mr. Nazarea said that the Financial Report consists of a summary of the Company's financial performance for 2000 as compared to 1999, to be followed by a summary of the Company's interim operating results as of the end of May 2001. The details of the Company's audited financial statements are contained in the 2000 Annual Report which have been distributed to the stockholders. Compared with the previous fiscal year 1999, the financial highlights for the calendar year ended 31 December 2000 were presented as follows:

	(Pesos in Millions)	
	Dec. 31, 2000	Dec. 31, 1999
FOR THE YEAR		
Revenues from Petroleum Operations	44.1	23.4
Investment income	43.6	38.3
Interest and other income	14.2	20.7
Net Income	26.3	11.3
AS OF THE END OF YEAR		
Total Assets	2,614.4	2,720.1
Current Liabilities	430.6	396.2
Net Worth	2,183.8	2,323.9
Authorized Capital	1,550.0	1,550.0
Issued and Subscribed Capital	1,534.9	1,534.9

Based on the audited financial statements of the Company, the 2000 and 1999 comparative income statements were presented as follows:

	(Pesos in Millions) Dec. 31, 2000	Dec. 31, 1999
REVENUES	44.1	23.4
Petroleum Operations	32.9	38.3
Equity in Earnings of Affiliates	14.2	20.7
Interest, Dividends & Other Income	10.7	---
Dilution Gain		
Total Revenues	101.9	82.4
COSTS AND EXPENSES		
Interest, foreign exchange & other charges	33.4	30.1
Depletion & other production costs	23.1	21.7
General & Administrative	18.5	18.9
Total Costs and Expenses	75.0	70.7
NET INCOME (after tax)	26.3	11.3

Total revenues in 2000 amounted to ₱101.9 Million as against ₱82.4 Million in 1999. The increase in revenues is accounted for by the substantial improvement in petroleum revenues from ₱23.4 Million in 1999 to ₱44.1 Million in 2000 and the booking of a dilution gain of ₱10.7 Million arising from the issuance of new shares of EDSA Properties Holdings, Inc. ("EPHI") (to which the Company waived its pre-emptive right to subscribe) to a stockholder in exchange for the latter's shares of stock in KSA Realty Corporation which owns The Enterprise Center building in Makati. These two (2) items compensated for the drop in equity earnings of affiliates and interest income.

Total costs and expenses increased to ₱75 Million in 2000 from ₱70.7 Million in 1999, due to higher interest cost on the Company's loans and higher petroleum operating costs.

With higher revenues generated during the preceding year, the Company's net income increased to ₱26.3 Million in 2000 from ₱11.3 Million in 1999.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2000 and 1999 were presented as follows:

	(Pesos in Millions)	
	Dec. 31, 2000	Dec. 31, 1999
Current Assets	106.0	86.9
Property & Equipment (Net)	292.8	274.3
Investments	1,439.2	1,610.3
Deferred oil exploration & development cost	774.0	745.6
Other Assets	2.4	3.1
TOTAL ASSETS	2,614.4	2,720.1
Liabilities	430.6	396.2
Stockholders' Equity	2,183.8	2,323.9
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,614.4	2,720.1

Total assets declined to ₱2.61 Billion in 2000 compared to ₱2.72 Billion in 1999 due to a decrease in the Company's Investments account arising from the dilution of the Company's shareholdings in EPHI which resulted in a corresponding reduction of the Company's share in the revaluation increment from the re-appraisal of EPHI's land and land improvements.

Total liabilities increased to ₱430.6 Million in 2000 from ₱396.2 Million in 1999 on account of additional short-term borrowings from banks and affiliates made by the Company. Stockholders' equity decreased to ₱2.18 Billion in 2000 from ₱2.32 Billion in 1999 mainly as a result of the decrease mainly in the Company's share in the revaluation increment of EPHI's land and land improvements.

A summary of the financial performance of the Company's affiliates for 2000 was then presented, as follows:

	(Pesos in Millions)	
	Gross Revenues	Net Income
Penta Capital Investment Corp. (40% owned)	74.0	9.8
Penta Capital Holdings, Inc. (15% owned)	18.1	2.4
EDSA Property Holdings, Inc. (9.85% owned)	557.7	162.5

The interim financial results of the Company as of the end of May 2001 were then presented to give an updated picture of the Company's operating results for the first five (5) months of 2001. The comparative interim financial statements for the first five (5) months of 2001 and 2000 are as follows:

	(Pesos in Millions)	
	May 31, 2001	May 31, 2000
REVENUES		
Petroleum Operations	18.0	16.2
Equity in Earnings of Affiliates	14.3	15.4
Interest, Dividends & Other Income	3.3	3.4
Total Revenues	35.6	35.0
COSTS AND EXPENSES		
Depletion & Other Production Costs	11.9	8.1
General & Administrative	7.2	6.8
Interest, Foreign Exchange & Other Charges	14.7	12.6
Total Costs & Expenses	33.8	27.5
NET INCOME	1.8	7.5

Total revenues for the first five (5) months of 2001 amounted to ₱35.6 Million which is slightly higher than the ₱35 Million registered for the same period in 2000 mainly due to higher oil production revenues. On the other hand, total costs and expenses for the first five (5) months of 2001 rose to ₱33.8 Million compared to ₱27.5 Million for the same period last year, on account of higher production costs and interest charges. Thus, year-on-year, the Company's net income for the first five (5) months of 2001 is lower at ₱1.8 Million compared to ₱7.5 Million for the same period in 2000.

The comparative balance sheets for the first five (5) months of 2001 and 2000 were then presented as follows:

	(Pesos in Millions) May 31, 2001	May 31, 2000
Current Assets	106.2	97.7
Property & Equipment (Net)	293.4	275.3
Investments	1,446.9	1,599.3
Deferred Oil Exploration & Development Costs	781.6	755.2
Other Assets	2.1	2.7
TOTAL ASSETS	2,630.2	2,730.2
Liabilities	438.6	416.8
Stockholders' Equity	2,191.6	2,313.4
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	2,630.2	2,730.2

As of the first five (5) months of 2001, the Company's total assets stood at ₱2.63 Billion compared to ₱2.73 Billion for the same period last year mainly on account of the substantial decrease in the Investments account of the Company arising from the reduction in the carrying value of the EPHI investment. Total liabilities went up to ₱438.6 Million during the first five (5) months of 2001 as against ₱416.8 Million for the same period in 2000 due to additional borrowings made by the Company to fund its working capital requirements.

Stockholders' Equity decreased during the comparative periods from ₱2.31 Billion in 2000 to ₱2.2 Billion in 2001.

The Chairman then opened the floor to the stockholders for questions and/or clarifications on the exploration and financial reports presented. After the discussions, a stockholder moved for the approval of the following resolutions:

"**RESOLVED**, That the Annual Report of the Company covering the calendar year ending 31 December 2000, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;

> "**RESOLVED FURTHER**, That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolution approved.

V. UNFINISHED BUSINESS

The Chairman inquired from the Secretary if there is any unfinished business left from the last stockholders' meeting. The Secretary replied that there is no unfinished business left from the last stockholders' meeting held on 24 May 2000.

VI. APPOINTMENT OF EXTERNAL AUDITORS

The next item for consideration is the appointment of external auditors for the Company for the calendar year, 2001. The Chairman inquired if there are nominees for appointment as external auditors of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Co. for appointment as the Company's external auditors for the calendar year ending 31 December 2001. The nomination was duly seconded.

There being no other nominees, the nominations were, upon motion duly made and seconded, closed. The Chairman then declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2001.

VII. ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company, to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2002:

1. ALFREDO C. RAMOS
2. HENRY A. BRIMO
3. GERARD H. BRIMO
4. PRESENTACION S. RAMOS
5. NICASIO I. ALCANTARA
6. HONORIO A. POBLADOR III
7. AUGUSTO B. SUNICO
8. MAXIMO G. LICAUCO III
9. TEODORO L. LOCSIN, JR.

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

VI. ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting. There being no further matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 3:55 p.m.

Certified Correct :

ADRIAN S. ARIAS
Secretary of the Meeting

Attest:

ALFREDO C. RAMOS
Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES)
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this 16 day of May 2002 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

Name	Community Tax Certificate No.	Date/Place Issued	
ALFREDO C. RAMOS	08 88364	January 2, 20002	- Manila
ADRIAN S. ARIAS	7743015	January 11, 2002	- Mandaluyong City

Doc. No. 170;
Page No. 35;
Book No. LXV;
Series of 2002.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2003
PTR NO. 8443884
ISSUED ON 1-02-02
MANDALUYONG CITY

01-asm.doc
/asa

FILE NO. 82-2579

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

OFFICE FILE

SEC REG. NO. 38683

7 June 2001

2001 JUN -7 PM 3:25

SEC H.R.A.S.D. JUN 07 2001 CENTRAL RECEIVING

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **May 31, 2001** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five percent (5%) or more of the paid-up capital of this Corporation, with the exception of that of MR.NICASIO ALCANTARA and PCD Nominee Corporation, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY STOCK TRANSFERS INC.
RECEIVED
08 JUN 2001

FIDELITY STOCK TRANSFERS, INC.
3/F Vernida 1 Condo, 120 Amorsolo St., Legaspi Village
Makati City, Philippines Fax No. 818-1038
Telephone Nos. 818-2370 • 818-8668 • 813-2977

JCS/DGM-01-158

June 05, 2001

THE PHILODRILL CORPORATION
9th Frl., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **Atty. Adrian S. Arias**
Corporate Secretary

Subj: **Beneficial ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of May 2001 there has been movement of common stock registered in our books in the name of **Mr. Nicasio Alcantara and PCD Nominee Corporation.**

Please request **Mr. Nicasio Alcantara** to accomplish and file the enclosed report directly with Securities and Exchange Commission in five (5) copies on or before 10 June 2001.

If there has been movement in the books of any of your officers, directors and other stockholders owning 5% or more of the total issued and outstanding shares please request them to file the report as required under Securities Regulation Code.

A copy of each SEC report must likewise be filed with Philippine Stock Exchange.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

/dgm

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

7 June 2001

SEC H.R.A.S.D. JUN 07 2001 BY: CENTRAL RECEIVING

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **May 31, 2001** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five percent (5 %) or more of the paid-up capital of this Corporation, with the exception of that of MR.NICASIO ALCANTARA and PCD Nominee Corporation, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: *Philippine Stock Exchange*
Fidelity Stock Transfers, Inc.
File

FIDELITY STOCK TRANSFERS, IN[C]
2/F Vernida 1 Condo, 120 Amorsolo St., Legaspi V[illage]
Makati City, Philippines Fax No. 818-[...]
Telephone Nos. 818-2370 • 818-8668 • 813-[...]

JCS/DGM-01-158

June 05, 2001

THE PHILODRILL CORPORATION
9th Frl., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **Atty. Adrian S. Arias**
Corporate Secretary

Subj: **Beneficial ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of May 2001 there has been movement of common stock registered in our books in the name of **Mr. Nicasio Alcantara and PCD Nominee Corporation**.

Please request **Mr. Nicasio Alcantara** to accomplish and file the enclosed report directly with Securities and Exchange Commission in five (5) copies on or before 10 June 2001.

If there has been movement in the books of any of your officers, directors and other stockholders owning 5% or more of the total issued and outstanding shares please request them to file the report as required under Securities Regulation Code.

A copy of each SEC report must likewise be filed with Philippine Stock Exchange.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

/dgm

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

OFFICE FILE

7 June 2001

MR. NICASIO ALCANTARA
Alsons Bldg., 2286 Pasong Tamo Ext.
Makati City

S i r:

Please find enclosed SEC Form 23-B received from our transfer agent, for your completion and transmittal to the Securities and Exchange Commission.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

***Enclosure:* as stated**

B. 6/7

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

RECORDS
CENTRAL RECEIVING UNIT
RECEIVED BY: ...4
01 JUN 11 ... 2:08

1. Name and Address of Reporting Person ALCANTARA, NICASIO (Last) (First) (Middle) Alsons Bldg., 2286 Pasong Tamo (Street) Ext., Makati City (City) (Province) (Postal Code)	2. Issuer Name and Trading Symbol THE PHILODRILL CORPORATION 3. Tax Identification Number [illegible] 4. Citizenship Filipino 5. Statement for Month/Year May 31, 2001 6. If Amendment, Date of Original (Month/Year)	7. Relationship of Reporting Person to Issuer (Check all applicable) X Director __ Officer (give title below) __ 10% Owner __ Other (specify below)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Beneficially Owned at end of Month	4 Ownership Form: Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price			
Common Class "A" & "B"	05.18.01	1,608,764	(D)		3,632,000	(D)	

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

NICASIO ALCANTARA
Signature of Reporting Person

June 05, 2001
Date

Explanation of Responses:

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: *File five (5) copies of this form, one of which must be manually signed by the reporting person,* otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

7 March 2002

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **February 28, 2002** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of MR. AUGUSTO B. SUNICO and PCD Nominee Corporation, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
3/F Vernida 1 Condo, 120 Amorsolo St., Legaspi Village
Makati City, Philippines Fax No. 818-1038
Telephone Nos. 818-2370 • 818-8668 • 813-2977

JCS/DGM-02-069

March 04, 2002

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of February 2002 there has been movement of common stock registered in our books in the name of **Atty. Augusto B. Sunico and PCD Nominee Corporation**.

Please request **Atty. Augusto B. Sunico** to accomplish and file the enclosed report directly with Securities and Exchange Commission in five (5) copies on or before 10 March 2002.

If there has been movement in the books of any of your officers, directors and other stockholders owning 5% or more of the total issued and outstanding shares please request them to file the report as required under Securities Regulation Code.

A copy of each SEC report must likewise be filed with Philippine Stock Exchange.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person
SUNICO AUGUSTO B.
(Last) (First) (Middle)
9th Flr., Quad Alpha Centrum
(Street)
Pioneer Street
(City) (Province) (Postal Code)
Mandaluyong City

2. Issuer Name and Trading Symbol
THE PHILODRILL CORPORATION

3. Tax Identification Number

4. Citizenship
Filipino

5. Statement for Month/Year
Feb. 28, 2002

6. If Amendment, Date of Original (Month/Year)

7. Relationship of Reporting Person to Issuer (Check all applicable)
X Director
__ Officer (give title below)
__ 10% Owner
__ Other (specify below)
EVP/TREASURER

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Beneficially Owned at end of Month	4. Ownership Form: Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
Common shares	02.05.02	6,003	(D)		16,511	(D)	

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

AUGUSTO B. SUNICO
Signature of Reporting Person

MARCH 04, 2002
Date

Explanation of Responses:

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: File five (5) copies of this form, one of which must be manually signed by the reporting person, otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.

FIDELITY STOCK TRANSFERS, INC.
08 MAR 2002

receiving copy

FILE NO. 82-2579

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

OSCAR L. GOMEZ
2002 APR -5 PM 2:58

OFFICE FILE

SEC REG. NO. 38683

4 April 2002

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **March, 2002** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of MR. HONORIO POBLADOR III, MR. ANSELMO TRINIDAD, JR. and PCD Nominee Corporation, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File

FIDELITY STOCK TRANSFERS, INC.
RECEIVED
09 APR 2002

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

02 APR 5 P3:51

SEC REG. NO. 38683

4 April 2002

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **March, 2002** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of MR. HONORIO POBLADOR III, MR. ANSELMO TRINIDAD, JR. and PCD Nominee Corporation, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: *Philippine Stock Exchange*
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.
3/F Vernida 1 Condo, 120 Amorsolo St., Legaspi Village
Makati City, Philippines Fax No. 818-1038
Telephone Nos. 818-2370 • 818-8668 • 813-2977

JCS/DGM-02-098

April 02, 2002

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: ATTY. ADRIAN S. ARIAS
Corporate Secretary

Subj: **Beneficial ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of March 2002 there has been movement of common stock registered in our books in the name of **Mr. Honorio Poblador III, Mr. Anselmo Trinidad, Jr. and PCD Nominee Corporation.**

Please request **Mr. Poblador III and Mr. Trinidad, Jr.** to accomplish and file the enclosed report directly with Securities and Exchange Commission in five (5) copies on or before 10 April 2002.

If there has been movement in the books of any of your officers, directors and other stockholders owning 5% or more of the total issued and outstanding shares please request them to file the report as required under Securities Regulation Code.

A copy of each SEC report must likewise be filed with Philippine Stock Exchange.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person POBLADOR, III HONORIO (Last) (First) (Middle)	2. Issuer Name and Trading Symbol The Philodrill Corporation		7. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
PHILCOMSAT Telecoms Bldg., (Street)	3. Tax Identification Number	5. Statement for Month/Year March 31, 2002	
Paseo De Roxas, Makati City (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Beneficially Owned at end of Month	4. Ownership Form: Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price			
Common shares (A & B)	03.26.02	108,727	(D)		299,000	(D)	

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
 (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
 (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
 (A) held by members of a person's immediate family sharing the same household;
 (B) held by a partnership in which such person is a general partner;
 (C) held by a corporation of which such person is a controlling shareholder; or
 (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

HONORIO POBLADOR III
Signature of Reporting Person

April 02, 200
Date

Explanation of Responses:

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: File five (5) copies of this form, one of which must be manually signed by the reporting person, otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person TRINIDAD, JR. ANSELMO (Last) (First) (Middle)	2. Issuer Name and Trading Symbol The Philodrill Corporation		7. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) Asst. Treasurer
7th Flr., Banco Filipino Bldg., (Street)	3. Tax Identification Number	5. Statement for Month/Year March 31, 2002	
Plaza Cervantes, Manila (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Beneficially Owned at end of Month	4. Ownership Form: Direct (D) or Indirect (I) *	5. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price			
Common Shares (A & B)	03.26.02	250	(D)		693	(D)	

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  (A) held by members of a person's immediate family sharing the same household;
  (B) held by a partnership in which such person is a general partner;
  (C) held by a corporation of which such person is a controlling shareholder; or
  (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

ANSELMO TRINIDAD, JR.
Signature of Reporting Person

April 02, 2002
Date

Explanation of Responses:

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: File five (5) copies of this form, one of which must be manually signed by the reporting person, otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.

FILE NO. 82-2579

RECORDS

SENT BY MAIL FAX E-MAIL PARCEL ON 11/5/01 10:84

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080 , (632) 631-5310

01 NOV 5 P1:59

November 5, 2001

THE SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Attn.: Money Market Operation Dept.

Re : The Philodrill Corporation (SEC. Reg. No. 38683)
Report on the results of the public auction of
Delinquent subscribers

Gentlemen:

In compliance with your disclosure requirement, please be advised that at the public auction proceedings held last October 31, 2001, starting 1:30 p.m., in the Board Room of this Corporation at its principal office located at the 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Pioneer Street, Mandaluyong City, Metro Manila, pursuant to the notice made in accordance with Section 68 of the Corporation Code of the Philippines, the delinquent stocks as per said notice of sale were sold except those already paid prior to sale, in favor of The Philodrill Corporation, as indicated in the schedule of delinquent shares sold marked Annex D hereof, which were credited as fully paid in the books of the Corporation and classified as Treasury shares.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

November 26, 2001

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Subject: **Final Call on Outstanding 1994 Subscriptions**

Gentlemen:

Please be advised that the payment date for our final 20% subscription call is on or before *JANUARY 25, 2002, FRIDAY* and not 26 January 2002, Saturday as disclosed in our earlier letter dated November 21, 2001. We apologize for the inadvertent typographical error.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

FILE NO. 82-2579

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

11 January 2002

THE SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Mandaluyong City

Attention : **Money Market Operations Dep't.**

Subject : **SECOND AMENDED REPORT on the Results of the Public Auction of Delinquent Subscriptions**

Gentlemen:

As reported in our letter dated 16 November 2001, our Company, The Philodrill Corporation, as sole bidder in the public auction of delinquent subscriptions to its capital stock held last 31 October 2001, purchased and/or acquired all delinquent subscriptions aggregating to 120,927,962 shares for ₱63,335,125.38.

However, due to certain clerical encoding errors in the adjusted number of shares of certain brokers which remained delinquent, the number of delinquent shares actually purchased and/or acquired by the Company in the public auction held last 31 October 2001 is **ONE HUNDRED TWENTY MILLION FIVE HUNDRED SIXTY SIX THOUSAND SEVEN HUNDRED NINETY SIX (120,566,796) shares for ₱63,179,359.06,** as indicated in the revised schedule of delinquent shares sold marked as Annex A hereof. The adjustments/revisions have been duly highlighted for ease of reference and comparison with the report submitted last 20 November 2001. These shares have been credited as fully paid in the books of the Company and classified as Treasury shares accordingly.

Should you have any question and/or clarification regarding the foregoing matter, please do not hesitate to contact the undersigned.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

AMENDED CERTIFICATE OF SALE

KNOW ALL MEN BY THESE PRESENTS:

I, **BENIGNO F. MORALES**, Notary Public for and in the City of Mandaluyong, do hereby certify that pursuant to the Notice of Sale of delinquent stocks of The Philodrill Corporation, which notice was published twice in The Manila Standard issues of October 19 and 27, 2001, as evidenced by the Affidavits of Publication duly sworn on October 19 and 27, 2001 by Ms. Elizabeth C. Lao, Advertising Manager of said newspaper of general circulation, before Notary Public Romero S. Osorio, City of Manila, under Doc. No. 2, Page No. 1, Book No. 59, Series of 2001, and Doc. No. 33, Page No.7, Book No. 59, Series of 2001, respectively, copies of which are hereto attached as Annexes "A" and "B" and made integral parts hereof, the delinquent stock subscription to the capital stock of said corporation listed in the attached Schedule marked Annex C and made an integral part hereof, were sold at public auction on October 31, 2001 at 1:30 p.m. at the principal office of said corporation located at the 9th Floor Quad Alpha Centrum, 125 Pioneer, Mandaluyong City, in accordance with Section 68 of the Corporation Code of the Philippines in favor of the following bidders/buyers, namely:

The Philodrill Corporation for all the delinquent shares as indicated in the aforementioned schedule of delinquent shares sold marked Annex C hereof, which were credited as fully paid in the books of the Corporation and classified as Treasury shares	₱63,335,125.38

Accordingly, pursuant to the provisions of Section 68 of the Corporation Code of the Philippines, the corresponding stock certificate(s) covering the delinquent shares shall be issued to The Philodrill Corporation.

WITNESS MY HAND AND SEAL this November NOV 20 2001, 2001 at Mandaluyong City, Metro Manila

BENIGNO F. MORALES

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
IN QUEZON CITY, M.M) S.S.

BEFORE ME, a Notary Public, for and in the above jurisdiction, appeared affiant Benigno F. Morales and exhibited his Community Tax No 17323601, issued on January 10, 2001 at Mandaluyong City, known to me to be the same person who executed the foregoing instrument and acknowledged to me that the same is his free and voluntary act and deed. This instrument, which refers to a Certificate of Sale consisting of one (1) page including this page whereon the acknowledgment is written, has been duly signed by the affiant.

WITNESS MY HAND AND SEAL, this NOV 20 2001 day of November 2001 at IN QUEZON CITY, M.M

JOEL G. GORDOLA
Notary Public
NOTARY PUBLIC
Until December 31, 2001
PTR No. 1960700 1/2/2001, Q.C.

Doc. No. 122;
Page No. 1;
Book No. 125;
Series of 2001.

AMENDED CERTIFICATE OF SALE

KNOW ALL MEN BY THESE PRESENTS:

I, **BENIGNO F. MORALES**, Notary Public for and in the City of Mandaluyong, do hereby certify that pursuant to the Notice of Sale of delinquent stocks of The Philodrill Corporation, which notice was published twice in The Manila Standard issues of October 19 and 27, 2001, as evidenced by the Affidavits of Publication duly sworn on October 19 and 27, 2001 by Ms. Elizabeth C. Lao, Advertising Manager of said newspaper of general circulation, before Notary Public Romero S. Osorio, City of Manila, under Doc. No. 2, Page No. 1, Book No. 59, Series of 2001, and Doc. No. 33, Page No.7, Book No. 59, Series of 2001, respectively, copies of which are hereto attached as Annexes "A" and "B" and made integral parts hereof, the delinquent stock subscription to the capital stock of said corporation listed in the attached Schedule marked Annex C and made an integral part hereof, were sold at public auction on October 31, 2001 at 1:30 p.m. at the principal office of said corporation located at the 9th Floor Quad Alpha Centrum, 125 Pioneer, Mandaluyong City, in accordance with Section 68 of the Corporation Code of the Philippines in favor of the following bidders/buyers, namely:

The Philodrill Corporation for all the delinquent shares as indicated in the aforementioned schedule of delinquent shares sold marked Annex C hereof, which were credited as fully paid in the books of the Corporation and classified as Treasury shares	₱63,335,125.38

Accordingly, pursuant to the provisions of Section 68 of the Corporation Code of the Philippines, the corresponding stock certificate(s) covering the delinquent shares shall be issued to The Philodrill Corporation.

NOV 20 2001

WITNESS MY HAND AND SEAL this November __, 2001 at Mandaluyong City, Metro Manila

BENIGNO F. MORALES

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
IN QUEZON CITY, M.M.) S.S.

BEFORE ME, a Notary Public, for and in the above jurisdiction, appeared affiant Benigno F. Morales and exhibited his Community Tax No 17323601, issued on January 10, 2001 at Mandaluyong City, known to me to be the same person who executed the foregoing instrument and acknowledged to me that the same is his free and voluntary act and deed. This instrument, which refers to a Certificate of Sale consisting of one (1) page including this page whereon the acknowledgment is written, has been duly signed by the affiant.

WITNESS MY HAND AND SEAL, this NOV 20 2001 day of November 2001 at IN QUEZON CITY, M.M.

JOEL G. GORDOLA
NOTARY PUBLIC
Notary Public
Until December 31, 2001
PTR No. 1960700 1/2/2001, Q.C.

Doc. No. 107;
Page No. 1;
Book No. 25;
Series of 2001.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **November 5, 2001**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	₱319,837,003

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Report on the Public auction proceedings of delinquent stocks

Please be advised that The Philodrill Corporation as sole bidder purchased all the delinquent subscriptions aggregating to *One Hundred Twenty Million Nine Hundred Twenty Seven Thousand Nine Hundred Sixty Two (120,927,962) shares for Sixty Three Million Three Hundred Thirty Five Thousand One Hundred Twenty Five and 38/100 Pesos (₱63,335,125.38)*, which were credited as fully paid in the books of the Corporation and classified as treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL NOS. 631-8001 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

16 November 2001

THE SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Mandaluyong City

Attention : **Money Market Operations Dep't.**

Subject : **AMENDED REPORT on the Results of the Public Auction of Delinquent Subscriptions**

Gentlemen:

As initially reported in our letter dated 05 November 2001, our Company, The Philodrill Corporation, as sole bidder in the public auction of delinquent subscriptions to its capital stock held last 31 October 2001, purchased and/or acquired all delinquent subscriptions aggregating to 121,301,901 shares for ₱63,525,051.80.

However, after taking into account: (a) the subsequent receipt of certain mailed-in subscription payments which were postmarked BEFORE the payment deadline set by the Company but received only AFTER the public auction date; and, (b) certain clerical encoding errors in the adjusted number of shares of certain brokers which remained delinquent, the number of delinquent shares actually purchased and/or acquired by the Company in the public auction held last 31 October 2001 is **ONE HUNDRED TWENTY MILLION NINE HUNDRED TWENTY SEVEN NINE HUNDRED SIXTY TWO (120,927,962) shares for ₱63,335,125.38**, as indicated in the revised schedule of delinquent shares sold marked as Annex A hereof. The adjustments/revisions have been duly highlighted for ease of reference and comparison with the initial report submitted last 05 November 2001. These shares have been credited as fully paid in the books of the Company and classified as Treasury shares accordingly.

Should you have any question and/or clarification regarding the foregoing matter, please do not hesitate to contact the undersigned.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

CERTIFICATE OF SALE

RECORDS
RECEIVING UNIT

P1:25

KNOW ALL MEN BY THESE PRESENTS:

I, **BENIGNO F. MORALES**, Notary Public for and in the City of Mandaluyong, do hereby certify that pursuant to the Notice of Sale of delinquent stocks of The Philodrill Corporation, which notice was published twice in The Manila Standard issues of October 19 and 27, 2001, as evidenced by the Affidavits of Publication duly sworn on October 19 and 27, 2001 by Ms. Elizabeth C. Lao, Advertising Manager of said newspaper of general circulation, before Notary Public Romero S. Osorio, City of Manila, under Doc. No. 2, Page No. 1, Book No. 59, Series of 2001, and Doc. No. 33, Page No.7, Book No. 59, Series of 2001, respectively, copies of which are hereto attached as Annexes "A" and "B" and made integral parts hereof, the delinquent stock subscription to the capital stock of said corporation listed in the attached Schedule marked Annex C and made an integral part hereof, were sold at public auction on October 31, 2001 at 1:30 p.m. at the principal office of said corporation located at the 9th Floor Quad Alpha Centrum, 125 Pioneer, Mandaluyong City, in accordance with Section 68 of the Corporation Code of the Philippines in favor of the following bidders/buyers, namely:

The Philodrill Corporation for all the delinquent shares as indicated in the aforementioned schedule of delinquent shares sold marked Annex C hereof, which were credited as fully paid in the books of the Corporation and classified as Treasury shares	₱63,525,051.80

Accordingly, pursuant to the provisions of Section 68 of the Corporation Code of the Philippines, the corresponding stock certificate(s) covering the delinquent shares shall be issued to The Philodrill Corporation.

WITNESS MY HAND AND SEAL this November 5, 2001 at Mandaluyong City, Metro Manila

BENIGNO F. MORALES

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
IN QUEZON CITY, M.M.) S.S.

BEFORE ME, a Notary Public, for and in the above jurisdiction, appeared affiant Benigno F. Morales and exhibited his Community Tax No 17323601, issued on January 10, 2001 at Mandaluyong City, known to me to be the same person who executed the foregoing instrument and acknowledged to me that the same is his free and voluntary act and deed. This instrument, which refers to a Certificate of Sale consisting of one (1) page including this page whereon the acknowledgment is written, has been duly signed by the affiant.

WITNESS MY HAND AND SEAL, this NOV 05 2001 day of November 2001 at IN QUEZON CITY, M.M.

JOEL G. GORDOLA
NOTARY PUBLIC Notary Public
Until Dec. 31, 2001

A

*Manila*Standard
KAMAHALAN PUBLISHING CORPORATION

AFFIDAVIT OF PUBLICATION

The Advertising Manager, with office address at Leyland Bldg., Railroad corner 21st Sts., Port Area, Manila.

I, the undersigned **ADVERTISING MANAGER** of a weekly/daily newspaper published, edited and printed in Metro Manila, with editorial and business offices at Leyland Building, Railroad corner 21st Sts., Port Area, Manila.

The *Manila*Standard is a newspaper of general circulations, distributed nationwide and as much, is qualified to published all kinds of judicial notices of auction sale.

That the attached NOTICE OF DELINQUENCY AND SALE

RE: THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

was published by the *Manila*Standard in its issue/s of October 19, 2001

in witness whereof, I signed this affidavit in Port Area, Manila Philippines, this 19th, day of October, 2001.

MA. ELIZABETH C. LAO
Advertising Manager

SUBSCRIBED AND SWORN to before me this 19th day of October, 2001 in Manila, Philippines, affiant exhibiting to me his/her Residence Certificate No. 03586644 issued at Manila on January 17, 2001.

Doc. No. 2
Page No. 1
Book No. V5

RAMIRO S. OSORIO
NOTARY PUBLIC
UNTIL DEC. 31, 2001

B

*Manila*Standard

KAMAHALAN PUBLISHING CORPORATION

AFFIDAVIT OF PUBLICATION

The Advertising Manager, with office address at Leyland Bldg., Railroad corner 21st Sts., Port Area, Manila.

I, the undersigned **ADVERTISING MANAGER** of a weekly/daily newspaper published, edited and printed in Metro Manila, with editorial and business offices at Leyland Building, Railroad corner 21st Sts., Port Area, Manila.

The *Manila*Standard is a newspaper of general circulations, distributed nationwide and as much, is qualified to published all kinds of judicial notices of auction sale.

That the attached NOTICE OF DELIQUENCY AND SALE

RE: THE PHILODRILL CORPORATION

was published by the *Manila*Standard in its issue/s of October 27, 2001

in witness whereof, I signed this affidavit in Port Area, Manila Philippines, this 5th, day of November, 2001.

MA. ELIZABETH C. LAO
Advertising Manager

SUBSCRIBED AND SWORN to before me this 5th day of November, 2001 in Manila, Philippines, affiant exhibiting to me his/her Residence Certificate No. 03586644 issued at Manila on January 17, 2001.

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City 1550, Philippines
Telephone Nos.: (632) 631-1801 to 05; Fax No.: (632) 631-8080

NOTICE OF DELINQUENCY AND SALE

Notice is hereby given that the Board of Directors of The Philodrill Corporation, in its Regular Meeting held on 26 September 2001, at which meeting a quorum was present and acted throughout, the Board unanimously passed and approved the following resolutions:

"WHEREAS, on 25 April 2001, the Board resolved: (1) to extend the payment deadline for all unpaid 1994 stock rights subscriptions to 28 May 2001 without imposition of penalty and/or interest charges thereon; (2) that failure to pay the subscription amount due on or before 28 May 2001 shall render the entire balance due and payable and subject to a 12% interest charge per annum computed from 29 May 2001 until full payment; and, (3) that, if within thirty (30) days from 28 May 2001 still no full payment is made, all stocks covered by said subscription shall thereupon become delinquent and subject to sale as provided in Section 68 of the Corporation Code;

"WHEREAS, the 30-day period has lapsed and there are still outstanding subscriptions remaining unpaid and, as such, have become delinquent and subject to sale in accordance with the provisions of Sections 68 of the Corporation Code;

"NOW, THEREFORE, in view of the foregoing premises, the Board of Directors, after due deliberation and upon motion duly made and seconded, passed and approved the following resolutions:

"RESOLVED, at it is hereby resolved, to authorize the sale of all delinquent 1994 stock rights subscriptions in accordance with the provisions of, and pursuant to the procedure outlined in, Section 68 of the Corporation Code on October 31, 2001, from 1:30 p.m. to 5:00 p.m., at the Company's Board Room located at the 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City."

Provided, that foregoing shares shall not be sold if the owner thereof pays the Corporation on or before the abovestated date of sale, his unpaid subscription, plus accrued interest, costs of advertisement and expenses of sale.

In accordance with the above resolution, the following shares of stock are delinquent for non-payment of the subscription price with accrued interest, plus costs and expense, if any, up to Sept. 30, 2001 in the amount set forth below:

THE PHILODRILL CORPORATION
1994 STOCK RIGHTS OFFERING
RECORD DATE: NOVEMBER 24, 1994
As of SEPTEMBER 30, 2001
(LIST OF STOCKHOLDERS - INDIVIDUAL) 25% PAID

N A M E	Total Shares	Total Due
MERCEDES ABAD	585	448.40
MAUREEN C. ABELARDO	613	251.64
MANUEL ABELLO	1.511	1.158.18
ROBERTO G. ABRINA	307	235.32
REMIGIO ACHAS	5.157	3,952.84
MARIA TERESA ADAD	4.300	3.295.95
&/OR MARIA LUISA ADAD		
RUFINO B. ADAMI	2.824	2.164.60
NELITA E. ADAN	65.236	50.003.39
ROLANDO P. ADRIANO	545	417.74
&/OR VALENTIN P. ADRIANO, JR.		
JOSE AGUDO	5.570	4.269.41
ANTONIO ALBERT, JR. FAO	1,672	1.281.59
JOSEFA CUITING-LAM		
ALEJANDRO I. ALCANTARA	57.363	43.968.74
ANTONIO B. CO ITF	3.998	3.064.47
SHERRYLOU KHOSIKING		
DAVID G. CO	4.000	3,066.00
PHILIP G. CO	97,575	74.791.24
JESUS M. CODEN	3.424	2.624.50
THERESE L. COO	34,609	26.527.80
FELICISIMO G. CORONEL &/OR	20.832	15.967.73
LUCITA SANTOS CORONEL		
LEONILO G. CORONEL	55.414	42.474.83
JOSE M. CORPUS, JR.	2,348	1,799.74
REMEDIOS T. COSIO	8.360	6,407.94
CRISANTO COSTELO &/OR	921	705.95
FE VILLARDO		
ALFONSO B. CRUZ, JR.	4.043	3.098.96
FLORANTE B. CRUZ	921	705.95
NAPOLEON CRUZ &/OR LUISA CRUZ	823	630.83
NAPOLEON D. CRUZ	2.443	1.872.56
RESTITUTO CRUZ	921	705.95
ROGELIO CRUZ	3.412	2.615.30
LOURDES CUARTERO	8.363	6.410.24
SOFIA S. CUARTERO	22.852	17.516.06
TERESITA GOCHOCO &/OR	4.559	3.494.47
JOAQUIN GOCHOCO		
ARTURO G. GONZALES	2.032	1.557.53
RAMON GONZALEZ	17.701	13.567.82
LAURENTE T. GUEVARA	1.606	1.231.00
SALVADOR GUIDOTE	2.150	1.647.98
DAISY U. GUTIERREZ	3.412	2.615.30
CESAR HERNANDEZ	20.295	15.556.12
RICARDO HERRERO	526	403.18
RICARDO HERRERO &/OR	8.363	6.410.24
MA. PAZ HERRERO		
HENRY HO	4.181	3.204.74
FLORENCIA T. HUIBONHOA	12.545	9.615.74
JEFFREY G. HWANG	347	265.98
MA. CARIDAD IBARRA	421	322.70
ADELAIDA G. IMPERIAL	9.438	7.234.23
SHELLA JALBUENA	1.254	961.19
SATURNINO R. JAVELLANA	14.545	11.148.74
ANGELA L. JAVIER	234	179.36
ROBERTO B. JOSE	2.457	1.883.29
LEONARDO KANG	22.788	17.467.00
MARICHU KHO CHOI	24.393	18.697.23
KIM SIN ONGKAUKO	38.727	29.684.25
KUA CHAY LAY	14.000	10,731.00
JOHN KUAN	3.351	2.568.54
VICTOR V. KWONG	8.289	6.353.52
VICTOR KWONG &/OR	63.966	49,496.23
JOSEPHINE KWONG ALEJANDRO		
TEODORO LABRADOR	3.636	2.786.99
DANIEL LACSON JR.	2.027	1.553.70
FELY T. LANTO	1.886	1.445.62
LAO CHUA	24.725	18.951.71
NORMA LAO	20.400	15,636.60
ANDRES LAO HAN LIONG	50.181	38,463.74
MARION L. LARDIZABAL &/OR	1.360	1,042.44
FLORENCE S. LARDIZABAL		
LEONOR M. LAVIN	5.773	4.425.00
ADDELLIA H. LAY	12.545	9.615.74
SILVINA C. LAYA	225.314	172.703.18
ELEANOR LAYA DE GRACIA	32.302	24,759.48
MANUEL LAZARO	1.950	1.494.68
LEE SHEW WAI	8.363	6,410.24
TRINIDAD LEE SUN	13.657	8,358.08
LIM LE	819	627.76
ALBERTO E. LIM	8,363	6.410.24
ANTONIO LIM	20.486	15,702.52
ANTONIO LIM	4.650	3,564.23
ANTONIO LIM	17.308	13,266.58
BENJAMIN LIM	42.933	32,908.14
DAVID H. LIM	50,115	38,413.15
DAVID H. LIM	3,512	2,691.95
GALO LIM	36.363	27,872.24
JEFFREY LIM	18.181	13.935.74
JEFFREY O. LIM	13.658	10.468.86
MANUEL LIM LO SUY	16,858	12.921.66
ALVIN LIU	4.300	2,631.60
SILVIA T. LIU	2,899	1.774.19
SYLVIA T. LIU	14.170	8.672.04
LLEWELLYN L. LLANILLO	4.876	3.737.45
PILAR D. LLOREN	5.036	3.860.09
ELENA C. LOCSIN	12.500	9.581.25
TEODORO LUCERO	3,686	2.825.32
APOLLO P. MADRID	696	533.48
GLENDA MAGALONG	585	448.40
BENJAMIN G. MAGBANUA	10.581	8,110.34
BENJAMIN G. MAGBANUA &/OR	3.272	2,507.99
LINDA S. MAGBANUA		
JUANITO T. MAGBANUA	1,790	1,372.04
EMILIANO MAGDANGAL	5,584	4,280.14
EMILIANO D. MAGDANGAL	15.075	11,554.99
JANET MALINIS	5,121	3,925.25
REY ROBERT MANALILI	3.276	2,511.05
EILEEN JU LEAH C. MANAOIS	819	627.76
BESILDA MANLICLIC	2,370	1,816.61
ROSALINDA P. MANLICLIC	4,388	3,363.40
COLUMBUS F. MAQUITO	3,530	2,705.75
MA. CARMELA I. MARANON	899	689.08
VICTOR B. MARIANO	1,354	1.037.84
JOSEFINA D. MASON	8.572	5,687.52
JOSEFINA D. MASON	2,303	1,528.04
FREDELINO C. MATA	5,852	4,485.56
JOSE E. MATEO, JR.	42,826	32.826.13
ELVIRA MAYO	1.228	941.26
RAMON I. MENDOZA	3,264	2,501.86
HECTOR M. MERCADO	204	156.37
MARIA E. METCALFE	1,347	1,032.48
VICENTE T. MILLS, JR.	20,909	13,873.12
MARIO MITRE	1,415	1.084.60
MARIA MONTILLA	7,784	5,966.44
RAMON MONZON	134,453	103,058.22
RAMON MONZON	6.351	4.868.04
RAMONA MONZON	15.248	11.687.59
ANTONIO G. MORENTE	2.459	1.884.82
SUSANA SY	11.792	9.038.57
MANUELA C. TAAD	614	470.63
PACIFICO B. TACUB	68.001	52.122.77
PACIFICO B. TACUB ITF	1.693	1.297.68
ARBY JEAN TACUB		0.00
PACIFICO B. TACUB ITF	777	595.57
CHRISTIAN JOSEPH C. TACUB		
TAN ENG SING	19.974	15.310.07
BENEDICTO C. TAN	1.108	849.28
NANCY N. TAN	3.065	2.349.32
JOHNNY TAN CO	8.446	6.473.86
LILY TANCO	17.392	13.330.97
LILY TANCO YU	1.467	1.124.46
DOROTHY G. TAY	6.045	4.633.49
ARSENIO TEMEW	4.181	3.204.74
ELIAS D. TEODORO	2.047	1.569.03
PACITA TIONG	555	425.41
PERFECTO TIONG	43.023	32.977.13
TIU LE SUY	18.181	13.935.74
JUSTO TO CHIP &/OR	60.000	45.990.00
GRACE TO CHIP		
RUFINA TOLIAO	234	179.36
CLARITA T. TORRES	183	140.27
EDRULFO TRIVINO	10.244	7.852.03
MERCEDES U. ULIBAS	836	640.79
EDGARDO UNSON	1.462	1,120.62
ARTURO I. UY &/OR	474	363.32
ARNEL O. UY		
FELICIDAD UY	1.241	951.23
JOSEPH UY	1.212	929.00
VICENTA UY	975	496.28
VICKY A. UY	2.438	1.240.94
TEOFILA UY PECO	22.297	17.090.65
DELICIAS G. VALDES	3.728	2.857.51
PAULINO VALDES	60	45.99
ALFREDO VALENZUELA	41,818	32.053.50
ROSAURO VALENZUELA	3.353	2.570.07
JOEMEMA S. VALERIANO	986	755.77
JIWANLAL VALIRAM	2.667	2.044.26
JULIO VALLAR	15.890	12,179.69
VALERIANA H. VELASQUEZ	7,314	5,606.18
OLIVIA L. VENTURA &/OR	292	223.82
JEROME VENTURA		
GORDON VERRA LIM	13.657	10.468.09
RUBEN G. VIADO	5.852	4.485.56
REYNALDO S. VICTORIANO	5.018	3,846.30
TERESITA VIDAMO	11.236	8.612.39
AURORA VILLANUEVA	877	672.22
ELENA VILLANUEVA	7,101	5,442.92
LEONIDAS G. VILLANUEVA	3,692	2,829.92
AURELIA Y. VILLAR	1.228	941.26
COLMAN WONG	61.960	47,492.34
JOSE WONG	81.949	62,813.91
HELEN YADAO CASTRO	1.105	846.98
BENJAMIN YAM	1,666	1.019.59
FRANCISCO YANG	110.354	84.586.34
FRANK YANG	25.221	19,331.90
YAO SIU LUN &/OR	46,044	35,292.73
CHERYL CHENG		
EMILIO E. YAP	3.145	2,410.64
DOMINGO YAPJOCO	3,463	2,654.39
HOWARD YCO	4.181	3,204.74
JAMES D. YOUNG	18,726	14,353.48
EFREN R. ZAIDE	234	179.36
CATALINA ZAMORA	18.533	14.205.54
JOSE B. ZUNIGA	3,905	2,993.18
THELMA W. KERNS	2,211	1,694.73

(LIST OF STOCKHOLDERS - INDIVIDUAL) 35% PAID

N A M E	Total Shares	Total Unpaid
LEOPOLDO A. ABAD	144	95.54
LEOPOLDO A. ABAD, JR.	6,342	4,207.92
PURITA A. ACEVEDO	5,844	3,877.49
CORAZON I. AGRAVA	43,490	28,855.62
JESUS M. AGUAS	2,089	1,386.05
BAYANI F. AGUILAR	8,928	5,923.73
BAYANI F. AGUILAR	8.213	5,449.33
JOCELYN AGUILAR	2866	1,901.59
ROMULO N. AGUILAR	2,698	1,790.12
ROSALINDA N. AGUILAR	2.698	1,790.12
ANTONIO ALBERT JR. FAO	1,672	1,291.62
JOSEFA CUITING-LAM		
GERARDO ALBERTO &/OR	142,181	94,337.09
ISABEL ALBERTO		
GERARDO ALBERTO &/OR	16.727	11,098.36
PILAR ALBERTO		
VITALINA ALBERTO	16.956	11,250.31
ZENAIDA P. ALCANTARA &/OR	9,057	6,009.32
LUIS M. ALCANTARA		
LORETO V. ALZATE	36,77	24,402.20
MANUJ AMARNANI	4,763	3,160.25
WILFREDO AMONCIO	3,636	2,412.49
ELAINE MARIE ANG	1,321	876.48
LETICIA DEE	8.363	5.548.85
LETICIA T. DEE	20.449	13.567.91
ERNESTO G. DIONISIO	68.264	45.293.16
CONCEPCION C. DON	1.454	964.73
GERALDINE DU'ENAS	2.121	1,407.28
BENJAMIN L. DY	63.563	42,174.05
MANUEL DY	2.090	1,386.72
EDUARDO E. ELEGIR	694	460.47
ARTHUR A. ELIZAGA	727	482.36
MAXIMINO Q. ESTIBAR	836	554.69
ELENITA P. EVARISTO	6.272	4,161.47
JOSE R. FACUNDO	7.451	4,943.74
IRMA FALAG-EY	3.915	2,597.60
CYRIL FERNANDEZ	26.480	17.569.48
LILIAN F. FLOR	18.862	12.514.94
LILIAN F. FLOR	4.195	2.783.38
JOSE FRANCO	4.181	2,774.09
BENJAMIN GAN	58,905	39,083.47
EDITO GARCIA	5,659	3.754.75
IGNACIO E. GARCIA, JR.	5,699	3,781.29
ANTONIO R. GATUS, JR.	1,279	848.62
MOISESA P. GAVINO	152	100.85
JOSE GAW	71,232	47,262.43
LISA IRENE GEMPERLE DE LEON	4,300	2,853.05
MICHAEL JOHN GEMPERLE DE LEON	4,300	2,853.05
GLORIA GINES	3,686	2,066.00
GO LOK SEK	4,095	2,717.03
GO YU KUN	1,500	995.25
DOMINGO GO	4,095	2,717.03
JANE GO	819	543.41
MANUEL GO	20,909	13,873.12
FABIAN GO KIAO	24,370	16,169.50
BENJAMIN V. GOCHANGCO	31,927	21,183.56
JOHN GOHOC	7,798	5,173.97
ALICE Y. GONZALES	5,853	3,883.47
MODESTO GONZALES	608	403.41
REYNALDO GONZALES	4,181	2,774.09
SEGUNDO B. GOTOC	7,454	4,945.73
CONCEPCION GUIDOTE &/OR	25.611	16,992.90
JESUSA CONCEPCION		
JAMES HAO NGA KOK	117,375	77,878.31
JOHN HAWKINS	13,435	8,914.12
CARMEN M. HENARES &/OR	29,090	19,301.22
ANTONIO M. HENARES		
CESAR A. HERNANDEZ	1,122	744.45
LEONOR V. HERNANDEZ	4,716	3,129.07
VICTORIA HERNANDEZ	9,220	6,117.47
FELIPE T. HUIBONHOA	8,363	5,548.85
EDILBERTO IBASCO &/OR	2,647	1,756.28
LEANDRO IBASCO		
EDILBERTO IBASCO &/OR	16,834	11,169.36
LEANDRO IBASCO		
JOSE E. IGNACIO	8,781	5,826.19
CARLOS ISIDRO	419	297.91
DENNIS ISIDRO	14,962	9,927.29
PAOLO ISIDRO	449	297.91
JESUSA JACINTO	863	572.60
LARRY JALBUENA	11,872	7,877.07
MENARDO R. JIMENEZ	47,285	26,503.24
ENRIQUE M. JOAQUIN	16,942	11,241.02
PURITA KALAW LEDESMA	263	174.50
NORMAN KAPCHAN &/OR	3,636	2,412.49
NENITA D. KAPCHAN		
ANTONIO KAW	13,236	8,782.09
MARY KAW	1,462	970.04
ALFRED KHU	45,974	30,503.75
HILDA KLEINER	14,573	8,168.17
HILDA F.K. L. KLEINER	15,594	8,740.44
PAUL KLEINER	12,315	6,902.56
VICTOR KOA SON ENG	6,828	4,530.38
ANTONIO KON	9,377	6,221.64
CATHERINE L. KON	2,340	1,552.59
RAMON H. LACSA	205	114.90
AMPARO LACSON	12,545	8,323.61
MILAGROS K. LAPUZ,	1,572	1,043.02
ALBERT W. LAY	10,000	6,635.00
STEWART LAY	12,400	8,227.40
JOSE LAYSON JR.	9,786	6,495.01
LE KHIM SAI	14,636	9,710.99
CARLOS LEDESMA	14,753	9,788.62
CECILIA U. LEDESMA ITF	418	277.34
CAMILLE JUMAQUIO		
LEE SEE YUEN	8,631	5,726.67
JAIME LEE	812	538.76
LINDA LEE CHIU	12,000	7,962.00
TEODORO A. LEGASPI	43,636	28,952.49
JOSE LEONARDO	2,741	1,818.65
JOSE J. LEONARDO &/OR	6,504	4,315.40
TERESITA LEONARDO		
LEUNG SE WA	40,555	26,908.24
HARRY LEYDEN	737	489.00
ROBERT T. LI	73,177	48,552.94
LIM HONG BEN	262,438	174,127.61

1a

[illegible]	[illegible]	[illegible]
EDITHA L. ALCANTARA	1,316	1,008.71
TRINIDAD A. ALCANTARA	2,336	1,790.54
ZENAIDA ALCANTARA	4,876	3,737.45
VICENTE L. ALMEDA &/OR	5,652	4,332.26
ROSARIO I. ALMEDA		
RUBEN D. ALMENDRAS	3,075	2,356.99
NAWALRAI F. AMARNANI	20,486	12,537.43
&/OR RATNA AMARNANI		
RAJESH AMARNANI &/OR	1,393	852.52
NAWALRAI F. AMARNANI		
PAULINO S. AMIGO	1,080	827.82
ROBERTO M. AMPIG	5,573	4,271.70
ANTONIO AMPIL	3,636	2,786.99
AURORA T. ANATALIO	2,925	2,242.01
JAMES ANG	83,636	64,106.99
JOHN P.S. ANG	25,413	19,479.06
VIDAL V. ANGELES	9,454	5,785.85
SILVINO P. ANTONIO, JR.	3,200	2,452.80
ALEXANDER S. ARANETA, SR.	14,334	10,987.01
ROLANDO ARCE	92	70.52
CORAZON P. ARELLANO	3,200	2,452.80
FILOR S. ATANGAN	21,310	16,334.12
RHODORA S. ATANGAN	11,928	9,142.81
RHODORA S. ATANGAN	112	85.85
DENNIS AUSTRIA	8,363	6,410.24
ROMULO M. AUSTRIA	15,604	11,960.47
ANTONIO P. AVANTE	90,204	69,141.37
MILAGROS C. AVANTE	33,711	25,839.48
ELMILA AYSON BANICO	641	491.33
ROSANNA C. AZARRAGA	1,454	1,114.49
RODOLFO I. AZCONA	1,228	814.78
RUDY AZCONA	4,259	2,825.85
LOLITA B. BACANI &/OR	727	557.25
JUANITO BACANI		
JOY ESTRELLA A. BANTOLINAO	836	640.79
IMELDA R. BARRETTO	5,056	3,875.42
JUANITO BARRIDO	20,909	16,026.75
ROMULO BASANES	1,415	1,084.60
ANGELINA A. BAYNOSA	12,634	9,683.96
INES G. BELLEZA	2,509	1,923.15
GODOFREDO BERNARDO &/OR	8,363	6,410.24
EVELYN BERNARDO		
GODOFREDO S. BERNARDO	5,197	3,983.50
CHINGKIAT BIAK	26,001	19,929.77
ANIANO BOITIZON	58,539	44,870.14
ROBERTO BORJA	29,000	22,228.50
SHIRLEY L. BUCAG	727	557.25
LOREMILLA CABALUNA &/OR	453	347.22
MANUEL C. CABALUNA		
MARCELO CABANA	997	764.20
TERESA G. CAMPILLO	3,644	2,793.13
ANDREW S. CARLOS	1,693	1,297.68
AMANTE CARONONGAN	4,181	3,204.74
RONNIE C. CASTRO	22	16.86
AMADO C. CENDANA	2,509	1,923.15
SOLOMON CHAM.	1,529	1,171.98
ALFONSO CHAN	8,194	6,280.70
ROSARIO CHAN	4,000	3,066.00
VICTOR CHAN	3,636	2,786.99
HAZELYN P. CHANG	12,545	9,615.74
EDUARDO B. CHAVES	60	45.99
EDUARDO B. CHAVES	279	213.85
CHENG HAN SUI	11,328	8,682.91
CHENG HAN SUI &/OR CHENG BERCK	20,900	16,019.85
CHENG HAN SUI &/OR DIANA CHENG	61,710	47,300.72
CHENG LIONG	54,632	41,875.43
LEONCIO CHING	17,249	13,221.36
VIRGINIA CHIONGBIAN	18,441	14,135.03
WILLIAM CHIONGBIAN	55,325	42,406.61
CHIU SIU BUN	8,157	6,252.34
OLIVIA L. CHOY	5,269	4,038.69
OLIVIA LIM CHOY	5,269	4,038.69
CHU AH VERRA	2,893	2,217.48
CHU AH VERRA	1,406	1,077.70
CHUA CHENG CHIAO	17,418	13,350.90
AGUSTIN CHUA	1,535	1,018.47
CARMENCITA CHUA	3,000	2,299.50
CONCHITA CHUA	20,909	16,026.75
LUCIO CHUA	10,000	7,665.00
PAULINO CHUA	72,727	55,745.25
SUSAN CHUA	29,700	22,765.05
WINSTON CHUA BUN PHO	487	373.29
ADELINA M. CLAVE	2,129	1,631.88
IMELDA RUTH MAY M. CLAVE	819	627.76
JACOBO CLAVE	4,091	3,135.75
MURIEL GAY CRISTINA M. CLAVE	5,187	3,975.84
NATHANIEL JOHN M. CLAVE	5,733	4,394.34
NUEVA FLORA ZITA M. CLAVE	819	627.76
ANTONIO B. CO ITF	3,998	3,064.47
RAYMUND OLIVER KHOSIKING		
ANTONIO B. CO ITF	4,702	3,604.08
RAYMUND KHOSIKING		

[illegible]	62	62.05
APOLONIA A. DALEON	25,090	19,231.49
THELMA DALIPE	6,000	4,599.00
HERMELO DATU	2,234	1,712.36
ARMANDO DAVID	292	223.82
CONSUELO V. DAVIS	5,054	3,873.89
BALDOMERO G. DAVOCOL	4,383	3,359.57
JORGE D. DAZ	4,181	3,204.74
ELEANOR DE GRACIA &/OR	1,228	941.26
PABLO P. GRACIA		
MA. CRISTINA L. DE GRACIA	2,909	2,229.75
OR ELEANOR L. DE GRACIA		
MARCELO C. DE GUZMAN	1,484	1,137.49
REYNALDO ONG DE JESUS	12,545	9,615.74
&/OR CHING CHING DE JESUS		
SUSAN T. DE JESUS	1,677	1,285.42
ELSIE L. DE LEON	304	233.02
MARINA S. DE LEON	3,861	2,959.46
MA. VICTORIA R. DEL ROSARIO	8,776	6,726.80
MA. ELENA DELA CRUZ	1,693	1,297.68
BENIGNO DELA VEGA	653	500.52
BENIGNO DELA VEGA #2	8,196	6,282.23
CONSUELO DELA VEGA	292	223.82
JOSE A. DECENA	473	362.55
BENITO JOSE DELES	3,191	2,445.90
CONSUELO DELOSO	31,532	24,169.28
CONSUELO D. DELOSO	16,234	12,443.36
MELCHOR D DELOSO	9,757	7,478.74
JOYCEE DERASIN	18,000	13,797.00
ARTEMIO B. DIAZ	1,521	1,165.85
ARTEMIO B. DIAZ &/OR	2,106	1,614.25
CONSTANCIO B. DIAZ		
&/OR EUGENIO DIAZ		
ARTEMIO B. DIAZ &/OR	438	335.73
CONSTANCIO B. DIAZ		
&/OR EUGENIO DIAZ		
CONSTANCIO B. DIAZ	1,521	1,165.85
EUGENIO B. DIAZ	1,521	1,165.85
CECILE DIAZ CRUZ	737	564.91
DALFLORINIO DIONISIO	5,532	4,240.28
ESTRELLA DIONISIO	16,858	12,921.66
JOSE DIZON	67,923	52,062.98
NESTOR DIZON	2,117	1,622.68
SALVADOR DIZON	3,540	2,713.41
MODESTA DOLATRE	4,716	3,614.81
MARIO DOMINGO	1,453	1,113.72
NIDA I. DUMAGUING	2,245	1,720.79
JUNE JADE ESTHER C. DUMO	819	627.76
DY TIONG	4,184	3,207.04
DAVID DY	12,774	9,791.27
RENATO ECARMA &/OR	5,236	4,013.39
ARFELIT. ECARMA		
I.O. ELEGADO &/OR F. D. ELEGADO	43	32.96
I.O. ELEGADO &/OR F. D. ELEGADO	6,519	4,996.81
I.O. ELEGADO &/OR SUZETTE ELEGADO	463	354.89
ILDEFONSO O. ELEGADO, JR. &/OR	3,537	2,711.11
SUZETTE ELEGADO		
SONNY ELEGADO OR SUZETTE ITF	1,347	1,032.48
REMILLE OR CHERRIE ELEGADO		
SUZETTE ELEGADO OR SONNY	2,357	1,806.64
ITF CHERRIE ELEGADO		
FILEMON R. ENRILE	4,181	3,204.74
KARINA C. ESCUDERO	207	158.67
ANTONIO A. ESTOLAS	18,008	13,803.13
CORAZON S. ESTRADA	3,686	2,825.32
LILIA P. ESTRADA	3,000	2,299.50
MA. JOSEFINA ESTRELLA	1,901	1,457.12
ROLANDO D. ETORMA	3,276	2,511.05
PAQUITA EUSEBIO	2,615	2,004.40
AUGUSTO Z. FAJARDO	2,772	2,124.74
LOURDES L. FERNANDEZ	30,108	23,077.78
PAZ Y. FORES	259,524	198,925.15
ARTURO P. GAERLAN	2,002	1,534.53
OFELIA O. GALURA	8,363	6,410.24
OFELIA B. GALURA	1,672	1,281.59
CARMEN B. GARCIA	12,099	9,273.88
CARMEN B. GARCIA	195	149.47
LYDIA D. GARCIA	2,922	2,239.71
MANUEL R. GARCIA	10,110	7,749.32
NAPOLEON GARCIA	2,245	1,720.79
EMMA GARINGALAO NAVARRO	16,391	12,563.70
ANTONIO P. GATMAITAN &/OR	97,677	74,869.42
ELOISA GATMAITAN		
GAW ENG SENG &/OR	20,500	15,713.25
ANTHONY GAW GONZALO		
LYDIA GAW	1,672	1,281.59
ANTONIO GO, JR.	273	209.25
FERNANDO GO, SR.	116,095	88,986.82
GRACE W. GO	14,636	11,218.49
HENRY GO	2,927	2,243.55
TYRONE GO	4,181	3,204.74
URSULA GO CHUA	18,181	13,935.74
TERESITA GOCHOCO	24,453	18,743.22

MA. CRISTINA MUNOZ	2,633	[illegible]
&/OR ALFREDO MUNOZ		
ROLANDO NARCISO	7,314	5,606.18
JAIME L. NARVAEZ	2,245	1,373.94
LILIA W. NARVAEZ	48,225	36,964.46
GUILLERMA NAVAL	5,160	3,955.14
JOSEFINA NERY	8,007	5,312.64
NG BEAUHAN	74,995	57,483.67
NGO CA HU	3,369	2,582.34
BENJAMIN NGO	50,000	38,325.00
DELFIN NGO	62,727	48,080.25
ROSA L. NIDUAZA	2,925	2,242.01
ANANIAS OFRIN	8,809	6,752.10
EDMUNDO ONA	6,837	5,240.56
MARILYN ONG	2,661	2,039.66
EDITA ONG CHIANG	4,181	3,204.74
VERONICA S. ONGKEKO	6,450	4,943.93
VICENTE T. ONGKEKO	846	648.46
LOUISE G. ORENDAIN	368	282.07
BENJAMIN ORTEGA	1,622	1,243.26
FAUSTINO V. OVIEDO	6,600	5,058.90
JAIME B. PABALAN	1,843	1,412.66
ANTONIO PADILLA	1,901	1,457.12
MANUEL L. PAGUIRIGAN, JR.	1,950	1,494.68
HILDA PANGWI	1,228	941.26
ARSENIO PAREDES	1,321	1,012.55
CICERO PASCUAL	2,823	2,163.83
JOVITA PASCUAL	6,486	4,971.52
LUCIANO PASCUAL, JR.	20,000	15,330.00
ANTONIO PE	8,360	6,407.94
ROSA S. PE	4,181	3,204.74
DORA PELINEA CAMPOS	2,047	1,358.18
TERESITA PENERO	2,090	1,601.99
JESUS F. PERAJA	884	677.59
JESUS F. PERAJA &/OR	975	747.34
JEOBANA G. PERAJA		
RODOLFO L. PERALEJO	645	494.39
ELLEN PEYCHING DY	4,978	3,815.64
TERESITA P. PINGOL	942	722.04
TIBURCIO P. PINGOL	1,886	1,445.62
JAIME PO	29,993	22,989.63
HONORIO POBLADOR, III.	108,727	83,339.25
DANILO S. POSADAS &/OR	1,228	941.26
CARMELITA POSADAS		
FERNANDO PUA	1,170	896.81
WILFREDO PUNO	3,071	2,353.92
WILFRIDO M. PUNO	6,619	5,073.46
ROSY C. QUA	1,672	1,281.59
MARIANO C. QUINTOS, JR.	15,671	12,011.82
DENNIS C. RAMOS	487	373.29
LIVIA ALICIA R. RAMOS	727	557.25
MICHAEL L. RECTO	23,404	17,939.17
JOSE RENDOR	6,636	4,061.23
EDILBURGA A. RETARDO	10,012	7,674.20
AZUCENA T. REYES	12,392	9,498.47
AZUCENA T. REYES	8,496	6,512.18
CARLOS P. REYES	1,277	978.82
CARLOS S. REYES	10,294	7,890.35
ENCARNACION M. REYES	6,450	4,943.93
EDGARDO L. RICAFORT	8,363	6,410.24
IGNACIO RIVERA	928	711.31
ALEJANDRO M. ROCES	42,152	32,309.51
RODOLFO T. RODELAS	1,818	1,393.50
MARIANO RODRIGUEZ	3,208	2,458.93
ADELA C. SALAS	56,545	43,341.74
VICTORINO M. SALONGA	5,852	4,485.56
FRANCISCO SAN DIEGO	4,388	3,363.40
RODOLFO SANCHEZ	6,604	5,061.97
JOSE ANTONIO SANTOS	17,473	13,393.05
TEODORO M. SANTOS	6,096	3,730.75
CRISANTO SARSONAS	9,220	7,067.13
CRISANTO A. SARSONAS	7,566	5,799.34
ELIZABETH SEE	2,457	1,883.29
PACIFICO C. SILLA &/OR	4,181	3,204.74
MARIE PAZ M. SILLA &/OR		
NATHANIEL M. SILLA		
ERDULFO SISON	34,218	26,228.10
ERNESTO D. SISON	2,455	1,881.76
JAIME Y. SISON	5,245	4,020.29
MACARIO SOLIO	1,942	1,488.54
JOSE S. SOMERA	1,132	867.68
PAULA SOTTO	4,492	3,443.12
FRED STELTON	10,[illegible]2	8,333.39
ENRIQUE SUCALDITO	13,[illegible]8	10,108.60
ENRIQUE L. SUCALDITO	1,755	1,345.21
ROGELIO L. SUCGANG	641	491.33
NOEL S. SUNGA	45,072	34,547.69
PROSPERO S. SUNGA	4,492	3,443.12
SY KE	31,363	24,039.74
DAVID SY	10,925	8,374.01
JESSE SY	1,952	1,496.21
LUZ T. SY	23,000	17,629.50
REYNATO SY	4,181	3,204.74

JAMES ANG	122,924	81,560.07
LUCY ANG	5,850	3,881.48
MAGNOLIA W. ANTONINO	12,545	8,323.61
FERMIN A. ARCEO	10,437	5,849.94
ROSARIO A. ARCEO	7,661	4,293.99
CONCEPCION ARELLANO &/OR	6,559	3,676.32
GUADALUPE L. FILLER		
SERVANDO ARELLANO	12,807	8,497.44
CRISTINA V. ARO	7,580	5,029.33
BIENVENIDO ASLON	4,714	3,127.74
EDGARDO P. ATIENZA	4,242	2,814.57
BENJAMIN S. AUSTRIA	8,604	5,708.75
ROMEO G. BADILLA	5,080	3,370.58
RAFAEL C. BANIQUED, JR.	418	277.34
MIGUEL BATUNGBACAL	43,900	29,127.65
ILUMINADA C. BAUTISTA	6,352	4,214.55
&/OR NENITA S. CRUZ		
JOSEFINA BAYOT ARNAIZ	3,429	2,275.14
LYDIA S. BENITO	954	632.98
LYDIA S. BENITO	712	472.41
LYDIA S. BENITO	39	25.88
RAMON R. BENITO	21,300	14,132.55
MIA BORROMEO	585	388.15
CELIA X. BURGOS	50,975	33,821.91
MANUEL E. CACHO	184	122.08
GIL D. CAMACHO	3,114	2,066.14
TERESA G. CAMPILLO	1,638	1,086.81
MANUEL CANCIO	43,909	29,133.62
ANTONIA L. CARBALLO	7,314	4,852.84
FLORIDO CASUELA	5,614	3,183.65
GABRIEL CHAN, JR.	53,178	35,283.60
WILLIAM CHENG	22,827	15,145.71
WILLIAM D T. CHENG	5,854	3,884.13
ANTONIO CHENG CO &/OR NILDA CO	29,447	19,538.08
EMILIO L. CHING	36,363	24,126.85
LORENZO CHING	99,284	65,874.93
RAMON L. CHIU	32,111	21,305.65
CESAR CHIYUTO	5,460	3,622.71
CHOA EK YONG	83,200	55,203.20
CHOA EK YONG	41,800	27,734.30
ANGELES O. CHOA	1,209	802.17
CHUA CHE WAI &/OR	36,000	23,886.00
RAYMOND CHUA		
CHUA UNTING	73,755	48,936.44
CHUA YOK SEE	10,909	7,238.12
ANITA G. CHUA	2,925	1,940.74
FRANCIS CHUA	204	135.35
JEFFREY TEO CHUA	27	17.91
JERRY TEO CHUA	1,766	1,171.74
JOSEPH CHUA &/OR	6,828	4,530.31
LOTTIE MARIE CHUA		
JOSEPH C. CHUA	2,136	1,417.24
CATALINA CHUA SEE	696	461.80
SALVADOR CHUNG	12,545	8,323.61
RODOLFO B. CLARO	2,508	1,664.06
THELMA NAVARETTE CLEMENTE	18,441	12,235.60
CO GIOK HUN	22,021	14,610.93
ALEXANDER CO	18,000	11,943.00
LUISITA S. CO	6,488	4,304.79
CHRISTOPHER CONCEPCION	16,389	10,874.10
MARIA ELENA CONCEPCION	16,389	10,874.10
&/OR JESUSA CONCEPCION		
REYNALDO CONCEPCION &/OR	44,945	29,821.01
JESUSA CONCEPCION		
REYNALDO CONCEPCION &/OR	4,607	3,056.74
JESUSA CONCEPCION		
REYNALDO CONCEPCION, JR.	16,389	10,874.10
LUISITA CONDENO	487	323.12
AIDA CONG	4,368	2,898.17
VICENTE CONSTANTINO	190	126.07
VICENTE P. CONSTANTINO	393	260.76
WILLIAM T. COO	5,450	3,616.08
MANUEL A. CORDERO, JR.	7,497	4,974.26
ALLAN B.U. COTAOCO	16,858	11,185.28
FELIX CRUZ &/OR LOURDES CRUZ	12,723	8,441.71
ABRAHAM L. CU	30,736	20,393.34
ALVIN B. CUNADA	2,013	1,128.29
FILOMENO D. CUSI, JR.	5,854	3,884.13
ANA MARIA P. DE JESUS	1,289	855.25
REYNALDO DE JESUS	8,363	5,548.85
ASUNCION DE LEON	5,532	3,670.48
CRISTINA INES G. DE LEON	4,300	2,853.05
GABRIEL ANTHONY P.G. DE LEON	4,300	2,853.05
LEA MARIA G. DE LEON	4,300	2,853.05
MARGARITA DE LEON	7,336	4,867.44
MARGARITA G. DE LEON	2,097	1,391.36
MARISSA TERESA G. DE LEON	4,300	2,853.05
SALVADOR A. DE LEON	911	604.45
JULIO DE SELLO	198	131.37
TOMAS DEL CASTILLO, JR.	8,363	5,548.85
JOSE DELA PAZ	272	180.47
DOMINGO G. DELA PENA	44,948	29,823.00
ANDRES S. DEE	127,144	84,360.04

ARMANDO U. LIM	9,202	6,105.53
FELY LIM	1,393	924.26
WILSON LIM &/OR	20,650	13,701.28
JUSY LIM		
GILBERT LIM LIANTING	3,983	2,642.72
SHIRLEY LIM LIANTING	1,454	964.73
NORMA Y. LIMJOCO	9,438	6,262.11
ABRAHAM LIMQUECO	5,406	3,586.88
BENITO LIMSENKEING	13,483	8,945.97
AURELIO K. LITONJUA, JR.	43,638	28,95[illegible].81
MIGUEL R. LITTAUA	152,544	101,212.94
HERMINIO A. LIWANAG	10,442	6,928.27
ERNESTO LLANEZA, JR.	975	646.91
&/OR LOURDES LLANEZA		
LOTUNG HAI	8,604	5,708.75
CRISTINA A. LOPEZ	1,254	832.03
EUSEBIO LOPEZ	83,582	55,456.66
LEON R. LOPEZ	28,436	18,867.29
LOLITA R. LOPEZ	66,090	43,850.72
MARLENE R. LOPEZ	3,832	2,542.53
PABLO R. LOPEZ	66,072	43,838.77
PABLO R. LOPEZ &/OR	15,054	9,988.33
ESTEBAN R. LOPEZ		
RICARDO LU	21,999	14,596.34
ARACELI A. MACARAIG &/OR	3,636	2,412.49
CATALINO T. MACARAIG, JR.		
RAMON MANOTOK	1,228	814.78
JESUS MEDINA	3,752	2,489.45
JESUS T. MEDINA	6,626	4,396.35
DANIEL MERCADO	2,652	1,759.60
DANIEL L. MERCADO	2,535	1,681.97
HERMINIA M. MESINA	38,053	25,248.17
FERNANDO MICLAT	4,258	2,825.18
CORA MOHAMMED	2,055	1,363.49
MANUEL A. MOYA	1,462	970.04
WILBERT MULLER	2,621	1,739.03
WILBERT N. MULLER &/OR	54,363	36,069.85
GERALDINE MULLER		
WILLIAM PATRICK MULLER	22,306	14,800.03
ARTURO J. MUNARRIZ	2,695	1,788.13
EDUARDO NACIANCENO	727	482.36
NOEL NACIANCENO &/OR	2,198	1,458.37
NOLI I. NACIANCENO		
CONSTANCIO NAVARRO JR.	3,071	2,037.61
NG SENG HONG	11,061	7,338.97
NG SENG HONG	6,147	4,078.53
PRESENTACION P. NG.	16,727	11,098.36
SHIRLEY NG	1,544	1,024.44
SHIRLEY NG	41	27.20
BENJAMON NGU	3,636	2,412.49
JOSE T. NOLASCO	4,054	2,689.83
ELISEA C. OCAMPO	16,009	10,621.97
VIRGINIA S. OCAMPO	3,369	2,235.33
ONG TOK KENG	32,652	21,664.60
ONG TOK KENG	62,727	41,619.36
ALEX ONG	3,150	2,090.03
JOSE T. ONG BUN	3,745	2,484.81
ERASTO T. ONGKEKO	6,828	4,530.38
MA. ANGELA H. OROSA	5,026	3,334.75
AURELIA O. PADUA	2,158	1,431.83
JOSE PALMA	8,994	5,967.52
JOSE P. PALMA	13,713	9,098.58
RODOLFO R. PALMERA	245	162.56
RODOLFO R. PALMERA	6,564	4,355.21
TERESITA PANLILIO	17,209	11,418.17
FRANCIS X. PEREZ	17,075	11,329.26
GERALD F. PEREZ &/OR	8,363	5,548.85
PAULYN F. PEREZ		
ANA PICAZO	3,679	2,441.02
CESAR PICAZO	3,595	2,385.28
CRISTINE PICAZO	3,679	2,441.02
LEOPOLDO PICAZO	8,898	5,903.82
DONATA PUA	12,594	8,356.12
JOSE F. PUZON	16,756	11,117.61
RUSTICO F. RASALAN	2,457	1,630.22
KIAT REAPORT	72,727	48,254.36
PONCIANO D. RIVERA, SR.	73,586	48,824.31
ROGELIO G. RODILLAS	1,672	1,109.37
MONINA T. RUALO	35,937	23,844.20
MONINA T. RUALO	18,529	12,293.99
RUSTICA E. SABLE	836	554.69
LETICIA T. SALA	2,755	1,827.94
HECTOR E. SAMONTE	51,915	34,445.60
FLORENTINO SANTOS, JR.	3,949	2,620.16
ISABEL G. SANTOS	1,843	1,222.83
LOURDES C. SANTOS	9,220	6,117.47
ALFREDO SANZ	11,636	7,720.49
ROMULO S. SARATAN	1,684	1,117.33
TERESITA T. SAULOG	2,925	1,940.74
ANNE VALENTINA SAY TAN	8,363	5,548.85
SEGUNDO SEANGO	9,003	5,973.49
CATALINA C. SEE	13,938	9,247.86
CONRADO R. SILVA	6,978	4,629.90

2a

SIY HONG-UN	817	542.08
RITA SIY	3.412	2.263.86
WINSTON SIY	6.106	4.051.33
ANTONIO M. SUAREZ &/OR	2.972	1,971.92
LETICIA A. SUAREZ		
FRANCISCO SUAREZ	33.511	22.234.55
GABRIEL SUMANPONG	5.734	3.804.51
LOLITA SUN	7.020	4.657.77
LOLITA SUN	12.000	7.962.00
JAIME D. SUNGLAO	5.872	3.896.07
ANTONIA SY	1.462	970.04
HENRY SY	15.006	9.956.48
HENRY SY	87	57.72
SZE YE SE	80.746	53.574.97
SZE YE SE	23.437	15.550.45
TAN SIU YAN	8.360	5.546.86
TAN YAN YAN	8.362	5.548.19
ANDREW TAN	5.775	3.831.71
BIENVENIDO TAN III	20.909	13.873.12
EDUARDO TAN	12.559	8.332.90
ELISA TAN	4.876	3.235.23
JOSE TAN	4.181	2.774.09
JOSEFA TAN	1.228	814.78
MARCELINA TAN	2.509	1.664.72
RENNIE TAN	101.000	67.013.50
ROSIE TAN	4.997	3.315.51
ROSIE TAN	74.182	49.219.76
EDGARDO T. TANTOCO	8.847	5.869.98
AMANDA TAYAG	585	388.15
TENG TECK &/OR	136.583	90.622.82
WILLIAM TENG		
ALEX TENG	6.143	4.075.88
JAMES TEO CHUA	566	375.54
LINO S. TESORERO	2,259	1,498.85
GO E. THIM	20.500	11.490.25
MANUEL A. TIONGCO	1.755	1.164.44
AGATON TIU	375.000	248.812.50
MARIANO C. TIU	18.181	12.063,09
CECILIA TOPACIO	5.731	3.802.52
LUDGERIO D. TORRES	1.843	1.222.83
HECTOR UNSON	921	611.08
ALEJANDRO UY	22.245	14.759.56
BENJAMIN T. UY	7.272	4.824.97
FERMIN UY	4.697	3.116.46
LUIS C. UY	5.460	3.622.71
VICENTE T. UY	23.597	15.656.61
ELIZABETH UY TIU	16.942	11,241.02
TRANQUILINO VALDERRAMA	1.337	887.10
&/OR JOSEFINA VALDERRAMA		
RAYMUNDO VALENZUELA	19.239	12.765.08
RAYMUNDO R. VALENZUELA	5.640	3.742.14
RICARDO T. VELOSO	66.909	37.502.49
DENNIS T. VILLAREAL	8.363	5.548.85
MARY VY TY	9.660	6.409.41
WELLINGTON WANG	29.483	19.561.97
ALBERTO P. WONG	8.194	4.592.74
ALEXANDER S. WONG	15.430	10.237.81
BIBINA T. YALA	836	554.69
BENITO YANG	296.179	196.514.77
LUIS H.K. YANG	16.338	10.840.26
LUIS H.K. YANG	5,789	3.841.00
SUSAN YAO	46.004	30.523.65
TINA C. YAO	36.877	24.467.89
LARRY YU	50.827	28.488.53
PAULINA C. YU	6.828	4.530.38
LARRY YU HS	50.827	33.723.71
AURORA YUCHENGCO	8.342	5.534.92

(LIST OF STOCKHOLDERS - INDIVIDUAL) 50% PAID

N A M E	Total Shares	Total Due
MERCEDES ABAD	9.513	4.842.12
OCTAVIO ABERION	1,170	595.53
ENRIQUE ABOITIZ	21,878	11,135.90
ENRIQUE M. ABOITIZ	114,861	58,464.25
ERRAMON ABOITIZ	12,806	6,518.25
MANUEL C. ACOL	35,718	18.180.46
EMILIANO ADANGLAO	8.000	4.072.00
BENITA ALEJANDRO	4.697	2,390.77
ANG GUAN PIAO	45,293	23.054.14
ANDRES ANG	2,438	1.240.94
JUDY ANG TAN	1,365	694.79
SEBASTIAN L. ANGLIONGTO	12,281	6,251.03
ADELINA C. ARTADI	2,021	1,028.69
ROBERTO V. ARTADI	10,240	5.212.16
FAUSTINO ATADERO	7,037	3.581.83
ALBERT AWAD	1.496.588	761.763.29
CRAIG AWAD	141,003	71.770.53
CRAIG AWAD	117,615	59,866.04
CRAIG AWAD	416	211.74
KEITH AWAD	192,848	98.159.63
KEITH AWAD (ASSIGNEE OF	29,272	14.899.45
ALBERT AWAD 6/10/81)		
KENNETH RICHARD AWAD	5.290	2.692.61
ANGELA R. GO	54.632	27.807.69
EMETERIA T. GO	123.530	62.876.77
JOSEFINA GO	22.249	11.324.74
JULIA S. GO	33.173	16.885.06
TONY GO	16.565	8.431.59
JOVITA GO YAP	36.363	18.508.77
AUGUSTO GOCHUICO	3.276	1.667.48
LEONORA R. GONGON	5.734	2.918.61
JOSE MA. M. GOPEZ	6.757	3.439.31
JULIET GOTAMCO	2.340	1.191.06
VERONICA GOTAMCO	36.559	18.608.53
BONIFACIA GRANADA	7.591	3.863.82
ARTURO A. GUANZON	9.231	4.698.58
OSCAR S. GUZMAN	6.359	3.236.73
WALFRIDO T. HICBAN	326.212	166.041.91
HWANG SE CHEONG	49.507	25.199.06
GREGORIO S. IMPERIAL, JR.	23.864	12.146.78
ROGELIO A. INES	819	416.87
EDMUND ISIDRO	41.818	21.285.36
RAMON L. JOCSON	15.612	7.946.51
ISIDRO KAW	21.511	10.949.10
HONG M. KINGSU	8.440	4.295.96
JACINTO KO	281.707	143.388.86
RUFINO KO PIO	8.363	4.256.77
SEBASTIAN ARSENIO LACSON	14.545	7.403.41
ALFREDO T. LAMAGNA	1,958	996.62
SILVINA C. LAYA	1.023	468.02
LEE ENG CHENG	3.636	1.850.72
GEORGE LEE	19.737	10,046.13
NELSON LEE	11.636	5.922.72
OSCAR T. LEE	2.643.876	1.345.732.88
LINDA LEE ANG	36.360	18.507.24
EDWARD K. LEGASPI &/OR	367.328	186.969.95
DANILO V. LITONJUA		
JUANITO S. LEGASPI	3.328	1.693.95
LEUNG SEE KON	155	78.90
LEUNG SEE KON	11,470	5.838.23
EMMA R. LICHAUCO	20.255	10.309.80
MERCEDES R. LICHAUCO	24.354	12.396.19
LIM TAI	31.389	15.977.00
LIM YEE GOAN	2.695	1.371.76
JAYME L. LIM	12,582	6.404.24
RAFAEL Y. LIM	54,633	27.808.20
ROSALINDA Y. LIM	2,438	1.240.94
VICTOR Y. LIM, JR	12.545	6.385.41
SALLY LIM GOTAMCO	12,459	6.341.63
ALFREDO LIM YEE GOAN	73.959	37.615.13
EDUARDO V. LITONJUA, JR.	5,295	2.695.16
&/OR GLORIA V. LITONJUA		
DANTE C. LLAPITAN	78,184	39.795.66
DIGNA C. LLAPITAN	26.760	13.620.84
EVELENE LENIE C. LLAPITAN	26.760	13.620.84
JULITA C. LLAPITAN	28.851	14.685.16
ROGELIO C. LOMBOS	4.458	2.269.12
FERNANDA S. LOPEZ	23.417	11.919.25
MANUEL LOZADA	24,541	12.491.37
FRANCISCO LUNA, JR.	6,605	3,361.95
RAMON U. LUNA &/OR	5,850	2,977.65
MA. DOLORES LUNA		
LEONARDO MARIANO &/OR	4.181	2.128.13
LUTHGARDA MARIANO		
SOFRONIO T. MARQUEZ	74.451	37.895.56
ISABELITA MATELA	992	504.93
AGUSTIN MICIANO, JR.	32,111	16.344.50
AGUSTIN M. MICIANO	4.607	2.344.96
HONORATA G. MONTANEZ	2,759	1,404.33
JACINTO Z. MONTANEZ	6,101	3,105.41
CARLOS S. MUNDA	1,210	615.89
AIDA V. NAVA	9,541	4,856.37
JANICE NG	4,181	2,128.13
JOSEPHINE NG	17	8.65
JOSIE NG	43	21.89
PACITA NG	204	103.84
PETER NGO	26,203	13,337.33
LUZ NUNEZ DUNGO	836	425.52
MANUEL O	5,294	2,694.65
MANUEL L. OLIVAN	41,818	19,131.74
ONG BENG LEE	67,337	34,274.53
ALFONSO ONG	27,878	14,189.90
CORAZON ONG	10,000	3,090.00
DIONISIO ONG &/OR	120,000	61,080.00
OSCAR ONGCHOCO		
SALUD OROZCO	15,877	8,081.39
PURA R. PALOMARES	4.695	2,389.76
FLORIANE MA. FE PASCUAL	2,090	1,063.81
FLORIANE MA. FE PASCUAL	1,190	605.71
&/OR FAUTINO PE		
FAUSTINO PE	298,093	151,729.03
FELICIANO PE	13,781	7,014.53
FLORENTINO PE	10,516	5,352.64
MACARIO PE	8,050	4,097.45
JUANITA PE YU	3,412	1,736.71
WILSON PE YU	13,657	6,951.41
[illegible]	1,000	509.00
RAMON R. TUGBANG	76.152	38.761.37
A. N. TY	126.066	64.167.59
ANITA TY	26.633	13 556.20
ANITA N. TY	654.289	333.033.10
NOLLY TY	125.454	63.856.09
ESTELA TYCANGCO	9.020	4.591.18
FRANCISCO L. URIARTE, JR.	245	124.71
UY BUN PENG	18.189	9.258.20
EVANGELINE UY	14,636	7.449.72
MIGUEL F. UY	20.000	10.180.00
NORMA UY	8.363	4.256.77
PATRICIO UY	8.123	4.134.61
ALFRED UY LIM	5.090	2.590.81
JUANITA UY TAN	761.090	387.394.81
EDGARDO VALENCIA	13.054	6.644.49
VICTORIO VALLEDOR	2.242	1.141.18
DANIEL VASQUEZ &/OR	20.909	10.642.68
MA. LUISA VASQUEZ		
ANGEL VELASCO &/OR	5.844	2.974.60
PAULETTE VELASCO		
JOAQUIN R. VILLANUEVA	34.948	17.788.53
JAMES VINZON	54.545	27.763.41
GEORGE PETER WONG	90,000	45,810.00
FELIX WU	38.612	19.653.51
YAO YEE HEO	21,677	11.033.59
ALBERT S. YAO	20,909	10.642.68
ALBERTO S. YAO	72,726	37,017.53
ANNABELLE T. YAP	61,472	31.289.25
EUGENE T. YAP	61,472	31.289.25
FRANKLIN YAP	12,760	6,494.84
JONATHAN T. YAP	61.472	31,289.25
MARCELO YAP	18,181	9,254.13
NATALIE T. YAP	38,727	19,712.04
ROMAN T. YAP	79,416	40.422.74
ROMAN T. YAP	20,490	10,429.41
ROMAN T. YAP	10.245	5.214.71
RUBY T. YAP	61,472	31.289.25
MARINA YEE	8.350	4.250.15
ANNE A. YEH	37,664	19.170.98
JOHN G. YEH	33,454	17,028.09
YEUNG CHOI LUEN	14,254	7,255.29
YU KIAT BIN	83,647	42,576.32
CECILIA L. YU	4,095	2,084.36
EUGENIO P. YU	20,000	10.180.00
PETER YU &/OR	4,181	2,128.13
CONCEPCION YU		
RICARDO C. YU	4,716	2,400.44
RUFINA T. YU	29,140	14,832.26
SIMON YU	4.914	2,501.23
TEODORA YU	32,000	16,288.00
VICENTE YU	240,174	122,248.57
MANUEL C. YUHICO	9,994	5,086.95
ENRIQUE ZALAMEA	7,169	3,649.02
ENRIQUE M. ZALAMEA, JR.	2,674	1,636.49

(LIST OF STOCKHOLDERS - INDIVIDUAL) 60% PAID

N A M E	Total Shares	Total Due
ORLINO I. ACHANZAR	2,977.00	1,208.66
FERNANDO Y. ADRIAS	11,239.00	4,563.03
VIVIEN ADRIAS	1,316.00	534.30
AZUCENA V. ALFARO	1,672.00	678.83
MARTIN JOSEPH S. ALONSO	418.00	169.71
PATRICIA MARIE S. ALONSO	418.00	169.71
DAVID AMBROSE	4.657.00	1,890.74
CHRISTINE C. ANG	33,454.00	13,582.32
EDDY G. ANG	1,228.00	498.57
RAMON ANG	20,685.00	8,398.11
THEODORE AWAD	18,404.00	7,472.02
NORA A. BITONG &/OR GERALDINE	33,454.00	13,582.32
KARISIA A. BITONG		
NORA A. BITONG &/OR	25,090.00	10,186.54
JOANNE DE ASIS		
NORA A. BITONG &/or MARGARITA F.	5,018.00	2,037.31
SISON ITF MARCUS DANIELLE S.Y.		
NORA A. BITONG &/OR	33,454.00	13,582.32
RIA KARLA A. BITONG		
MA. ROSARIO A. BLARDONY	9,220.00	3,743.32
AGUSTIN BOTER	4,197.00	1,703.98
JAIME B. / ROSARIO BRIONES	83,876.00	34,053.66
WALTER W. BROWN	2,183.00	886.30
ANTONIO D. CABATU	3,960.00	1,607.76
ALFONSO I. CACHO	24,975.00	10,139.85
VIRGILIO I. CALAGUAS	1,656.00	672.34
MILAGROS CAPATI	4,181.00	1,697.49
EMMANUEL F. CAPINPIN	6,143.00	2,494.06
SALVADOR L. CARLOS &/OR	209,090.00	84,890.54
CARMEN A. CARLOS		
SALVADOR L. CARLOS &/OR	209,090.00	84,890.54
MENELEO I. CARLOS, JR.		
JOSE M. CARNATE	2,180.00	885.08
CHAN MAN CHI	12,545.00	5,093.27
JOSE CHAN MAN CHUAN	831,575.00	337,619.45
JOSE CHAN MAN CHUAN	177,465.00	72,050.79
RODRIGO PI. CHEONG	40,212.00	16,326.07
CONCHITA L. MANABAT	585	237.51
CONCHITA L. MANABAT	1.666	676.40
NORBERTO E. MARCHADESCH JR.	7.925	3.217.55
ANTONIO C. MARTINO	7.733	3.139.60
CLAUDIO L. MIRASOL	2.117	859.50
LIBRADA MORAN	7.495	3.042.97
NG SENG	4,095	1.662.57
HENRY NG	8.194	3.326.76
PETER NG	38.652	15.692.71
MARY NG KONG	4.878	1.980.47
NGAN YEE	150.000	60.900.00
ELENA NGAN	7.813	3.172.08
NGO CHIAP	28.850	11.713.10
DULCE MARIA S. OLIVA	5.117	2.077.50
ONG EH	64.122	26.033.53
ONG EH	13.511	5.485.47
ONG TAI	4.000	1.624.00
JUANITO ONG	32.096	13.030.98
ISAURO I. PAGDANGANAN	61.186	24.841.52
FAUSTO PREYSLER, SR.	18.431	7.482.99
EDGAR A. RAGASA &/OR	73.958	30.026.95
DORIS VILLARUZ &/OR		
TEODORA A. RAGASA		
TEODORA A. RAGASA	3,299	1,339.39
BENITO REVERENTE, JR.	9.192	3,731.95
BENITO REVERENTO, JR.	245	99.47
SONIA REVERENTE	11,724	4,759.94
DOMINGO REY	425	172.55
LEONILA REYES	7,139	2,898.43
MINA N. REYES	1,672	678.83
EMILIANO RIZADA, JR.	942	382.45
HORACIO RODRIGUEZ	966,329	392,329.57
HERMINIO ROMERO	1,262	512.37
CESAR C. ROSALES	40,974	16,635.44
GREGORIO SAN AGUSTIN OR	58,023	23,557.34
BIENVENIDA C. SAN AGUSTIN		
MANOLETTE C. SANTIAGO	836	339.42
QUINTIN SANTIAGO	4,716	1,914.70
AURORA SANTOS	7,785	3,160.71
GLORIA P. SANTOS	2,811	1,141.27
MICHAEL SANTOS	1,228	498.57
RODRIGO S. SANTOS, JR.	15.244	6,189.06
TERESITA P. SANTOS	836	339.42
LOURDES I. SASTRILLO	4,181	1,697.49
ELISEO SEE	25,733	10,447.60
AURORA SHIH	334,432	135,779.39
AURORA L. SHIH	93,427	37,931.36
CHARLES H. SHIH	152,897	62,076.18
SIH LING LING	16,400	6,658.40
SIH LING LING	12,000	4,872.00
CAROLINE SIMTOCO	2,633	554.00
BETTY B. SO	8.604	3,493.22
CONSUELO B. SUAREZ	4,976	2,020.26
TRINIDAD L. SUN	5,090	2,066.54
SY HIAN CHO	57.409	23,308.05
JOSE SY	13,187	5,353.92
ROSITA SY	1,950	791.70
SZE SAM FUN	8,195	3,327.17
TAN BAN	40,974	16,635.44
TAN KUN LIOK, JR.	20,909	8,489.05
BENITO C. TAN	297,318	120,711.11
DANIEL TAN	15,000	6,090.00
SALVADOR TAN	2,090	848.54
ALICE TANCO	50,535	20,517.21
ARSENIO TANCO	38,243	15,526.66
GERALDINE TANCO	10,242	4,158.25
MARTIN TANCO	10,242	4,158.25
PATRICK TANCO	10,242	4,158.25
RONALD TANCO	10,242	4,158.25
INEZ TANLIMCO	116,104	47,138.22
MARILYN TIO	10,926	4,435.96
MANUEL A. TIONGCO	1,930	783.58
CHARLES TIU GAN	19,156	7,777.34
ANTHONY Y. TREYES	3,343	1,357.26
FRENESITA G. TRINIDAD	6,439	2,614.23
KATHLEEN UI KHO	4,492	1,823.75
MARIVIC UI KHO	6,778	2,751.87
STANLEY UI KHO	13,483	5,474.10
GEORGE UY	1,795	728.77
CARLOTA P. VALENZUELA	27,557	11,188.14
GREGORIO B. WALCIEN	3,182	1,291.89
JAMES WEE	12,196	4,951.58
LUCIO YAN	392,430	159,326.58
YAO YAN LUN	48,090	19,524.54
ALAN YAP	4,000	1,624.00
ENRIQUE T. YAP, JR.	959	389.35
AILEEN T. YEE	2,090	848.54
BICKFORD T. YEE	12,837	5,211.82
ROMEO YEE FON	15,421	6,260.93
ROMEO YEE FON	177,593	72,102.76
PETER YIU	46,997	19,080.78
FORTUNATO YOUNG	136,583	55,452.70
YU KOK ENG	10,926	4,435.96
JOSE L. YU	80,917	32,852.30
BRISOT ECONOMIC DEV. CORP.	342,835	139,191.01
EDUARDO H. PAZ REALTY CO. INC.	11.236	4.561.82
INTERNATIONAL COPRA		
EXPORT CORP.	150.583	61.136.70
KARRIVIN HOLDINGS CORP.	854.545	346.945.27
KRONBI REALTY CORPORATION	209.090	84,890.54
LACSON, STREEGAN INS. CONS., INC.	313.578	127,312.67
LACSON STREEGAN INSURANCE		
CONSULTANT, INC.	242.510	98.459.06
LEFRI INCORPORATED	5.783	2,347.90
SOCIETY OF DIVINE WORLD	14.753	5,989.72
SY.CHI SIONG & CO., INC.	47,196	19,161.58
T.G.R. SECURITIES CORP.	41.384	16,801.90
URBANCORP INVESTMENTS, INC	77.328	31,395.17
V.L. INVESTMENTS & DEV. INC.	6,450	2,618.70
VICKERS DA COSTA PHILIPPINES, INC.	71	28.83
WARD MANAGEMENT CORP.	87,409	35,488.05
UCPBTA-87-125	52.689	21,391.73

(LIST OF STOCKHOLDERS-BANKS/CORP.) 70 % paid

N A M E	Total Shares	Total Due
GOZON DEVELOPMENT CORP.	54.326	16,460.78
ISABELA CULTURAL CORP.	491	148.77

(LIST OF STOCKHOLDERS - BROKER)

N A M E	Total Shares	Total Due
AAA SOUTHEAST EQUITIES, INC.	8,727	5,829.64
A & A SECURITIES, INC.	1,440,128	737,345.54
AGJ SECURITIES CORP.	31.987	16,377.34
ALL ASIA SECURITIES MGT. CORP.	1,723,375	811,160.64
ALPHA SECURITIES CORP.	6,043	2,465.54
AMETHYST SECURITIES, CORP.	23,018	11,785.22
ANSALDO GODINEZ & CO., INC.	2,071,458	1,060,586.50
ANSCOR HAGEDORN		
SECURITIES, INC.	398,745	183,727.06
ANSELMO TRINIDAD & CO., INC.	8,785	4,497.92
APOLLO SEC., INC.	5,729	2,933.25
ARMSTRONG SECURITIES, INC.	441,387	211,607.36
ASI SECURITIES, INC.	9,834	5,035.01
ASIAN OCEANIC MERIT SEC., INC.	93,860	46,123.17
ASIA PACIFIC CAPITAL EQUITIES	30,544	15,203.78
AND SECURITIES CORPORATION		
ASIA SEC EQUITIES, INC.	1,644	1,098.19
ATC SECURITIES, INC.	165,829	84,904.45
A. T. DE CASTRO & CO.	294,932	151,005.18
AURORA SECURITIES, INC.	43,472	22,257.66
BARCELON ROXAS SEC., INC.	186,458	124,553.94
BA SECURITIES, INC.	133,817	68,514.30
BENJAMIN CO CA & CO., INC.	781,548	363,775.87
BPI SECURITIES CORP.	373,096	232,674.24
BT BROKERAGE (PHILS.), INC.	5,108	2,615.30
CAMPOS, LANUZA & CO., INC.	507,799	218,711.67
CATHAY ASIA SEC., INC.	16,107	8,246.78
CATHAY SECURITIES CO., INC.	449,213	228,592.85
CENTURY SECURITIES CORP.	45,999	30,727.33
CI SECURITIES CORPORATION	4,600	2,594.40
CITISECURITIES, INC.	3,927,320	1,602,346.56
CITICORP VICKERS PHILS. INC.	277,997	113,422.78
CITYTRUST SECURITIES CORP.	38,545	15,726.36
CONNELL SECURITIES, INC.	53,211	27,244.03
CUALOPING SECURITIES		
CORPORATION	453,042	319,786.39
DAO HENG SEC (PHIL) INC.	31,487	12,846.70
DAVID GO SECURITIES CORP.	2,697,684	1,381,214.21
DEES SEC. CORP.	23,083	15,419.44
DE CASTRO, VALDERAMA,		
ARROYO SEC.	2,633	1,348.10
DE SILVA SECURITIES, INC.	114,686	50,951.89
DHARMALA SEC. (PHILS.), INC.	324,942	142,987.67
DIVERSIFIED SECURITIES INC.	15,816	[illegible]
EAST WEST CAPITAL CORPORATION	140,330	66,017.26
EBC SECURITIES CORP.	59,658	24,340.46
E. CHUA-CHIACO SECURITIES, INC.	1,113,223	454,194.98
E.K. LITONJUA SEC., INC.	12,200	6,246.40
EQUITABLE SEC. (PHIL.), INC.	332,421	169,347.79
EVERGREEN STOCK BRKRGE		
& SEC., INC.	581,641	297,800.19
FEB STOCK BROKERS INC.	436,441	178,067.93
FINVEST SEC. CO., INC.	3,465,343	[illegible]
FIRST INTEGRATED CAP. SEC., INC.	773,980	396,277.76
FORTUNE SECURITIES INC.	3,413	2,279.88
FRANCISCO ORTIGAS SEC., INC.	590,787	331,865.75
FPSC	21,339	13,864.35
GENESIS GLOBAL SECURITIES INC.	98,586	50,476.03
G & L SECURITIES CO., INC.	542,152	277,582.10
GLOBALINKS SEC. & STOCKS, INC.	429,241	234,848.32
GUILD SEC., INC.	704,565	360,737.28
HDI SECURITIES, INC.	55,702	22,726.42
H.E. BENNETT SEC., INC.	78,407	37,165.10
I. ACKERMAN & CO., INC.	270,819	138,659.33
IMPERIAL, DE GUZMAN,		
ABALOS & CO., INC.	117,796	35,809.98
ISLAND SEC., INC.	248,465	191,814.98
INVESTORS SEC., INC.	876,883	442,661.70

[illegible]	[illegible]	[illegible]
RICHARD KENNETH AWAD	183,588	93,446.29
OSCAR BANEZ	22,474	11,439.27
JANUARIO V. BASCO	3,774	1,920.97
SUSAN S. BAUTISTA	2,925	1,488.83
G. V. BENEDICTO	136,423	69,439.31
JUANITO BENEDICTO	27,315	13,903.34
NESTOR P. BONOAN	4,716	2,400.44
MARIO D. CAMACHO, JR.	585	297.77
JOSE Y. CAMPOS	295,952	150,639.57
JOSE Y. CAMPOS &/OR M. K. TAN	42,128	21,443.15
PATRICK CAOILE	45,467	23,142.70
VIRGINIA CARAG	4,878	2,482.90
ANTONIO CASTILLO	819	416.87
ANTONIO V. CASTRO	6,178	3,144.60
FLORIDO CASUELA	802	408.22
FLORIDO CASUELA	20,909	10,642.68
RUTH T. CERNOL-LAIGO	942	479.48
CHAN LAI MING	33,462	17,032.16
FELIPE CHAN	22,577	11,491.69
EMETERIO CHAVEZ	4,313	2,195.32
ALICE CHEN	9,438	4,803.94
KENNETH CHEN CODONPUE	47,196	24,022.76
CARLOS CHENG	24,392	12,415.53
FELIX CHENG	5,352	2,724.17
GEORGE C. CHENG	6,272	3,192.45
PURIFICACION U. CHENG	6,143	3,126.79
RAMON U. CHENG	14,340	7,299.06
ESTELA CHING TYCANGCO	13,851	7,050.16
VICTOR S. CHIONGBIAN	46,836	23,839.52
CATHERINE CHOA	20,966	10,671.69
ELPIDIO CHONG CHU GUE	47,971	24,417.24
ELPIDIO CHONG CHU GUE	347	176.62
ELPIDIO CHONG CHU GUE	37,636	19,156.72
&/OR DARIUS C. CHONG		
EUSEBIO CHU	8,427	4,289.34
CHUA BEE TAY	18,083	9,204.25
CHUA SE KIAT	47,055	23,951.00
CARLOS CHUA	75,302	38,328.72
CHRISTINE C. CHUA	923,988	470,309.89
CHRISTOPHER C. CHUA	83,636	42,570.72
CONRADO S. CHUA	1,771,490	901,688.41
FELICISIMA S. CHUA	41,818	21,285.36
MARIANO O. CHUA	247,326	125,888.93
PABLITO CHUA &/OR	50,181	25,542.13
CHUA KING CHING		
LADY CHUA HAN KIAT &/OR	95,454	48,586.09
FELICISIMA CHUA		
LEONCIO CHUA TIAN SU	393	200.04
ANNETTE CHUA TIU	4,181	2,128.13
DOMINGO CIRO	21,277	10,829.99
ROWENA CO	36,362	18,508.26
CORAZON COLUMNA	28,660	14,587.94
MARIA PAZ L. CRUZ &/OR	6,828	3,475.45
JOSE P. CRUZ, JR.		
CUA CHI TUY	77,859	39,630.23
DEXTER CUA	60,939	31,017.95
NIDA CUASON	111,556	56,782.00
MARIANO G. CUBACUB	4,181	2,128.13
ERLINDA DAVID	5,080	2,585.72
ANTONIO B. DAYRIT, JR.	9,964	5,071.68
ANTONINO B. DAYRIT JR.	8,353	4,251.68
IMPERIAL DE JESUS	13,111	6,673.50
JOHNNY DE JESUS SY	43,023	21,898.71
DORIS DESLATE	33,453	17,027.58
RAMON DIOKNO	534	271.81
RAMON T. DIOKNO	747	380.22
BEN DY	41,616	21,182.54
JULIE DY	14,545	7,403.41
ROSITA DY BUNCIO &/OR	26,763	13,622.37
JOYCELYN DY BUNCIO		
TEODORO ELA	8,556	4,355.00
TEODORO M. ELA &/OR	1,307	665.26
TERESITA S. ELA		
TEODORO ELA, SR.	188	95.69
ROSITA ELAGO	508	258.57
MA. TERESA ESCALER &/OR	3,077	1,566.19
FRANCIS ESCALER		
GREGORIO R FAGELA	4,095	2,084.36
BARTOLOME FELIPE	18,930	9,635.37
RICARDO E. FELICIANO	16,055	8,172.00
TOMMY FERNANDEZ	10,242	5,213.18
REBECCA FERNANDO	39,587	20,149.78
ANGELES FLORES	42,778	21,774.00
TERESITA FLORES	26,491	13,483.92
RADEL M. FUCIO	5,449	2,773.54
DIONISIO GAERLAN	62,317	31,719.35
FRANKLIN GAERLAN	46,000	23,414.00
ENRIQUE T. GALAN	846	430.61
RENATO GAMBOA	1,000	509.00
CESAR GERONIMO	1,755	893.30
EULALIO Y. GLINOGA &/OR	87,883	44,732.45
MARISOL T. GLINOGA		

HONORIO POBLADOR	83,636	42,570.72
REGINA POBLADOR	10,926	5,561.33
EVA POLICAR BAUTISTA	26,199	13,335.29
FAUSTO PREYSLER, JR.	41,818	21,285.36
JOSE QUE	53,500	27,231.50
AUGUSTO RAMOS	3,258	1,658.32
DELIA V. RAMOS	2,078	1,057.70
JOSE C. REYES	30,414	15,480.73
JOSE C. REYES	44,582	22,692.24
JOSE C. REYES &/OR	50,212	25,557.91
IMELDA A. REYES		
GERALDINE RICHARDS	23,258	11,838.32
GERALDINE RICHARDS	5,794	2,949.15
JOSE M. ROCES	17,855	9,088.20
GINA C. ROLEDA	36,363	18,508.77
MURLI J. SABNANI	96,181	48,956.13
CARLOS C. SALINAS	199,902	101,750.12
CARLOS SALINAS, SR.	2,915	1,483.74
JOSE D. SANGALANG	4,095	2,084.36
VIOLETA C. SANTELICES	1,936	985.42
NANCY SAW	48,782	24,830.04
CONRADO SERRANO	1,719	874.97
SIA YAN LIAN	1,064,378	541,768.40
GENEVIEVE S. SIA	4,168	2,121.51
MANUEL SIA	8,809	4,483.78
MICHAEL SIA	2,342	1,192.08
MICHAEL SIA	585	297.77
NATIVIDAD S. SIA	6,693	3,406.74
PHILIP S. SIA	8,339	4,244.55
SIMEON SIH	42,295	21,528.16
ROLANDO C. SILVERIO &/OR	29,627	15,080.14
RAYMOND L. SILVERIO		
EVELYN SINGIAN	14,197	7,226.27
ANTONIO SIOSON	17,072	8,689.65
ANGEL SO	21,189	10,785.20
DANIEL SO	14,106	7,179.95
RICHARD SO &/OR	7,272	3,701.45
OFELIA SHUBE U. SO		
ALBERTO S. SORIANO &/OR	11,089	5,644.30
LILLIAN A. SORIANO		
ESTRELLA SUMBINGCO	2,357	1,199.71
EMILIANO SUNTAY	44,100	22,446.90
ALISON SY &/OR	12,545	6,385.41
WEN FANG SHIANG		
BABY SY	35,679	18,160.61
BABY L. SY	18,181	9,254.13
BRIAN T. SY &/OR P.T. SY	20,487	10,427.88
BRIAN T. SY &/OR P.T. SY	20,487	10,427.88
PHILIP D. SY	4,801	2,443.71
ANA MARIA SY-QUIA	6,690	3,405.21
PETRONILA SY-QUIA	3,345	1,702.61
JOANNA SYCHINGHO	164,038	83,495.34
JOHNSON SYCHINGHO	363,636	185,090.72
TAN BITIN	79,545	40,488.41
TAN BUN BENG	29,000	14,761.00
ANNA MARIA TAN	4,680	2,382.12
ARSENIO TAN &/OR	3,636	1,850.72
REMEDIOS TIU TAN		
BONIFACIO Y. TAN	104,545	53,213.41
FREDERICK TAN	10,321	5,253.39
JUDY A. TAN	1,365	694.79
JUVENCIO TAN	24,746	12,595.71
LORENZO TAN	28,681	14,598.63
LUCIANO TAN	4,492	2,286.43
MARIANO TAN	55,163	28,077.97
ROSA TAN	20,630	10,500.67
SOTERO TAN	19,825	10,090.93
TOMAS TAN &/OR	5,460	2,779.14
JEANNE TAN		
MAGDALENA TAN ONG	3,686	1,876.17
CONSTANTINE TANCHAN	12,087	6,152.28
SANTIAGO TANCHAN, III	12,087	6,152.28
SANTIAGO J. TANCHAN, JR.	55,266	28,130.39
SANTIAGO TANGHAN, SR.	43,023	21,898.71
CAROLINA TANCO-YOUNG	5,616	2,858.54
DIOMEDES PADILLA TANHUECO	4,181	2,128.13
EDBERT TANTUCO	7,318	3,724.86
EDBERT TANTUCO	7,684	3,911.16
EDGARD TANTUCO	14,636	7,449.72
EDISON TANTUCO	5,854	2,979.69
ELOISA TANTUCO	10,732	5,462.59
ELOISA TANTUCO	138,103	70,294.43
ENRIQUE Y. TEEHANKEE	23,902	12,166.12
CYNTHIA S. TIANGCO	20,486	10,427.37
LEONARDO TIENG	36,000	18,324.00
CORAZON L. TIMOTEO &/OR	1,706	868.35
JOHN PARTICK TIMOTEO		
GONZALO P. TIOTUYCO	3,038	1,546.34
YOLANDA D. TIOTUYCO	7,507	3,821.06
VICTOR TIU	20,909	10,642.68
ALBERTO B. TRINIDAD	1,170	595.53
ANSELMO TRINIDAD, JR.	250	127.25

FRANK C. CHEN	122,945.00	243,768.26
&/OR NORA A. BITONG		
FRANCISCO CHONG	1,930.00	783.58
CARMEN CHUA	2,633.00	1,069.00
ALFONSO G. CO	49,169.00	19,962.61
LEONCIO O. CO	17,703.00	7,187.42
LUISA CO	4,181.00	1,697.49
JAMES CONCEPCION	16,389.00	6,653.93
MARIO CRUEL	17,367.00	7,051.00
CARIDAD CRUZ	12,907.00	5,240.24
ROSE ANN CU-UNJIENG	2,925.00	1,187.55
ALVIN B. CUNADA	15,650.00	6,353.90
ALVIN B. CUNADA A/C#2	1,693.00	687.36
REGINA R. CUNANAN	846.00	343.48
ESPERANZA DE CASTRO	1,910.00	775.46
ESPERANZA C. DE CASTRO	3,679.00	1,493.67
JOSE G. DE CASTRO	72,124.00	29,282.34
JOSE G. DE CASTRO	2,771.00	1,125.03
RAUL DE CASTRO	7,479.00	3,036.47
RAUL C. DE CASTRO	57.00	23.14
RAQUEL G. DE LEON	11,708.00	4,753.45
PETER S. DEE	13,657.00	5,544.74
EDGARDO C. DIMACULANGAN	1,458.00	591.95
ROWENO A. DIZON	5,240.00	2,127.44
PACITA DY	14,642.00	5,944.65
BENJAMIN L. DY BUNCIO	17,945.00	7,285.67
JOSE A. FRANCISCO	3,412.00	1,385.27
SANCHE V. FRANY	3,636.00	1,476.22
RADEL FUCIO	6,256.00	2,539.94
EDWARD T. GABALDON	429.00	174.17
EDWARD T. GABALDON	232,327.00	94,324.76
EDWARD T. GABALDON	3,636.00	1,476.22
ELIZABETH GAN	2,457.00	997.54
EFREN V. GARCIA &/OR	13,322.00	5,408.73
PILAR S. GARCIA		
CARMELITA GO CHUA ITF H.F.B.	87.00	35.32
CHUA, S.M.B.B. & M.F.B. CHUA		
S.M.B.B. & M.F.B. CHUA		
ARELLANO B. GONZALES	872.00	354.03
ELPIDIO GOSINGCO	17,679.00	7,177.67
EUFROCINA GUEVARA	163.00	66.18
ESPERANZA O. GUTIERREZ	3,369.00	1,367.81
VICENTE M. JOAQUIN	6,828.00	2,772.17
VICENTE M. JOAQUIN &/OR	6,828.00	2,772.17
VICTORINO M. JOAQUIN		
ENRIQUE JOVELLANOS	6,619.00	2,687.31
ENRIQUE JOVELLANOS	1,404.00	570.02
FRANCISCO A. JOVES	58,544.00	23,768.86
KHO GIOK EN	242,595.00	98,493.57
KHO GIOK KENG	58,060.00	23,572.36
MARIVIC KHO	8,103.00	3,289.82
EDUARDO KING UY	1,624.00	659.34
JONATHAN JOSEPH KUI	46,500.00	18,879.00
SALVADOR LACSON	461,559	187,392.95
ENRIQUE LAGUINIA	519,984	211,113.50
ENRIQUE L. LAGUINIA	103,257	41,922.34
ENRIQUE LAQUINIA	25,814	10,480.48
VICENTE K. LAY	15,941	6,472.05
JAIME C. LAYA	201,221	81,695.73
SAMSON C. LAZO	19,504	7,918.62
FRANCISCO M. LIAMZON	2,086	846.92
LIM ENG CHI	6,690	2,716.14
LIM KENG KENG	3,125	1,268.75
DANIEL D. LIM	8,781	3,565.09
HELEN LIM	8,026	3,258.56
JOSE O. LIM	30,736	12,478.82
JOSE MARIANO LIM	2,150	872.90
JOSE MARIANO LIM	2,157	875.74
LILY D. LIM	2,193	890.36
REMEDIOS J. LIM	2,830	1,148.98
VICENTE LIM &/OR	5,018	2,037.31
NANCY LIM		
EVELYN LIM CHAN	56,370	22,886.22
PETER RAFAEL LIMSON	10,909	4,429.05
ZOILO LINDO &/OR	5,532	2,245.99
NATIVIDAD LINDO		
LUIS B. LIWANAG	511	207.47
ROSITA B. LIWANAG	600	243.60
MA. ROSARIO LOCSIN	17,789	7,222.33
MA. ROSARIO LOCSIN	1,693	687.36
ROSARIO F. LOCSIN	1,462	593.57
MERCEDES LOPEZ ARANETA	9,220	3,743.32
ARTURO LOZADA	1,672	678.83
ANTONIO R. LUCERO, JR.	3,686	1,496.52
LUY KIM GUAN	232,328	94,325.17
DIONISIA LUY	21,511	8,733.47
ENRIQUE LUY	105,688	42,909.33
ENRIQUE LUY	129,385	52,530.31
ERNESTO LUY	97,520	39,593.12
LEONARD MADRIDEJO	3,010	1,222.06
LEONARD MADRIDEJO	921	373.93
MARY ANN MAGSALIN	19,116	7,761.10

LUIS A. YULO	18,441	7,487.05
TERESA J. YULO	36,883	14,974.50

(LIST OF STOCKHOLDERS - INDIVIDUAL) 70% PAID

N A M E	Total Shares	Total Due
GLORIA T. ARAGON	12,712.00	3,851.74
BENJAMIN L. DE LEON	156,363.00	47,377.99
PASTOR GO	1,950.00	590.85
ANTONIO G. GONZALEZ	81,545.00	24,708.14
&/OR CARMINA GONZALEZ		
CARMEN R. LOBREGAT	12,661	3,836.28
CARMEN L. MENENDEZ	19,871	6,020.91
VICTORIA ONG	83,636	25,341.71
BENITO ROCES	15,281	4,630.14
JAIME O. SEVILLA	1,356	410.87
VICENTE SIAO	14,636	4,434.71
EMMA TAN	36,883	11,175.55

(LIST OF STOCKHOLDERS - BANKS/CORPORATION) 25% paid

N A M E	Total Shares	Total Due
AMINA, INC.	64,535	49,466.08
CANCAM CONSULTING (ASIA) LTD.	8,363	6,410.24
E.R. UNSON DEVELOPMENT CO., INC.	23,747	18,202.08
GILT-EDGED PROPERTIES, INC.	10,454	8,012.99
PACIFIC RIM EXPORT		
& HOLDINGS CORP.	375,762	288,021.57
SHIELD INSURANCE &		
MARKETING (SIAM), INC.	2,438	1,868.73
SIGLA HOLDINGS, INC.	200,000	153,300.00
SUSANA SECURITIES		
& DEVELOPMENT CORP.	24	18.40
CBNA MLA OBO A/C 200263/200263	236,363	229,863.02
CBNA MLA OBO A/C 200265/600265	40,909	39,784.00
FEBTC A/C 116-00021	9,757	9,488.68
INTERBANK TRUST		
ACCOUNT NO. 2-001-83	68	66.13
SCB OBO STATE ST. MUNICH U 929	363,818	353,813.01

(LIST OF STOCKHOLDERS-BANKS/CORPORATION) 35 % paid

N A M E	Total Shares	Total Due
AACTC FAO TRINITY INVESTMENT		
AND MNGT. CORP.	340,545	225,951.61
AMTEL TRADING CORP.	132,832	88,134.03
G.E. ANTONINO, INCORPORATED	12,545	8,323.61
J.L. HOLDINGS CORPORATION	42,736	28,355.34
JOAM INVESTMENTS CORP.	29,271	19,421.31
MARISCO INVESTMENT & DEV'T. CORP.	69,267	45,958.65
YUCHENGCO-LIM DEV'T. CORP.	3,510	2,328.89

(LIST OF STOCKHOLDERS-BANKS/CORPORATION) 50 % paid

N A M E	Total Shares	Total Due
ACOJE OIL EXPLORATION		
& DRILLING CO.	26,626	13,552.63
CITICORP SCRIMGEOUR		
VICKERS PHILS., INC.	37,147	15,081.68
DYNAWINDS, INC.	237,036	120,651.32
E. RODRIGUEZ, INC.	7,940	4,041.46
L. D. DOROMAL & SONS	2,579	1,312.71
PHIL. ASIA LIFE ASSURANCE CORP.	78,181	39,794.13
PHIL. REMNANTS CO., INC.	1,306,970	665,247.73
PHILIPPINE ASIA LIFE		
INSURANCE CORP.	975	496.28
PHILIPPINE COMMUNICATION		
SATELLITE CORP.	29,502	15,016.52
PHILIPPINE OVERSEAS		
TELECOMMS. CORP.	12,222,781	6,221,395.53
PIONEER INTERCONTINENTAL		
INSURANCE CORP.	209,000	106,381.00
PIONEER INSURANCE		
& SURETY CORP.	960,450	488,869.05
RAYOMAR MANAGEMENT, INC.	6,828	3,475.45
RCDC MANAGED A/C-0478	313	159.32
RCDC MANAGED A/C-0109	973	495.26
RCDC MANAGED A/C-0137	2,090	1,063.81
RCDC MANAGED A/C-0352	284	144.56
REGINA CAPITAL DEV'T. CORP/000348	6,272	3,192.45
REGINA CAPITAL DEV'T. CORP/000351	4,181	2,128.13
REGINA CAPITAL DEV'T. CORP/000571	8,363	4,256.77
REGINA CAPITAL DEV'T. CORP.	5,288	2,691.59
RCDC MANAGED A/C# 0134	10,306	5,245.75
SERAFIN AQUINO FOUNDATION, INC.	5,528	2,813.75
TERRA GRANDE RESOURCES		
& EXPLORATION, INC.	911,635	464,022.22
FEBTC A/C PC80-050	12,907	6,569.66
RCBCTA#31-118-9	1,672,726	851,417.53
RCBCTA#72-230-8	1,401,754	713,492.79
RCBCTA#72-316-0	3,635	1,850.22
RCBC TRUST ACCOUNT#32-314-4	3,872,845	1,971,278.11
RCBC TRUST ACCOUNT#32-316-0	1,129,090	574,706.81

(LIST OF STOCKHOLDERS-BANKS/CORP.) 60 % paid

N A M E	Total Shares	Total Due
ASTRA REALTY CORPORATION	209,090	84,890.54

JAMES UY INC.	340,409	103,404.54
LL ORTIGAS & CO., INC.	22,764	11,655.17
J.M. BARCELON & CO., INC.	106,259	70,981.01
KEPPEL SEC. PHILS. INC.	56,148	28,713.14
KERRY SECURITIES (PHILS.), INC.	272,905	143,650.76
KEY SECURITIES, INC.	160,000	81,920.00
LARRGO SEC. CO., INC.	256,677	131,418.62
LITONJUA SECURITIES, INC.	180,033	92,176.90
L. M. GARCIA & ASSO., INC.	343,010	175,621.12
LOPEZ, LOCSIN, LEDESMA		
& CO., INC.	73,712	49,239.62
LUCKY SECURITIES, INC.	18,667	9,557.50
LUYS SEC., CO. INC.	1,848,223	754,074.98
MANDARIN SECURITIES		
CORPORATION	203,559	83,052.07
MARINO OLONDRIZ Y CIA	7,326	3,750.91
MARK SECURITIES CORP.	660,820	338,339.84
M D R SECURITIES, INC.	321,160	158,071.30
MERCANTILE SECURITIES CORP.	251,879	128,962.05
MERIDIAN SECURITIES INC.	457,776	234,381.31
MOUNT PEAK SECURITIES, INC.	1,567,242	802,427.90
NEW WORLD SECURITIES CO., INC.	519,834	266,155.01
ORIENTRADE SECURITIES, INC.	36,735	28,359.42
ORTIGAS, REYES, LAT & CO.	30,532	15,632.38
PACIFIC BASIN SEC., INC. A/C # 5	1,141	584.19
PAN-ASIA SEC. CORP.	439,496	225,021.95
PAPA SECURITIES CORPORATION	46,048	23,198.43
PEREGRINE SECURITIES PHILS., INC.	405,924	207,833.09
PHIL. ASIA EQUITY SECURITIES INC.	352,944	144,001.15
PHILIPPINE SECURITIES CORP.	12,677	5,172.22
PIERCE INTERLINK SECURITIES, INC.	514,688	343,811.58
PLATINUM SECURITIES, INC.	147,238	75,385.86
PREMIUM SECURITIES INC.	198,210	94,069.08
PROBITY SECURITIES		
MANAGEMENT CORP.	223,794	94,352.24
PRYCE SECURITIES, INC.	1,128,209	577,643.01
QUALITY INVESTMENTS		
& SEC. CORP.	860,946	440,804.35
R. C. LEE SECURITIES, INC.	7,679	4,730.26
R. NUBLA SECURITIES, INC.	1,307,338	932,222.88
ROCA SECURITIES, INC.	8,230	5,497.64
R. S. LIM & CO. INC	461,324	228,197.38
SAPPHIRE SECURITIES INC.	124,195	50,671.56
S. J. ROXAS & CO., INC.	233,931	115,512.71
SOLAR SECURITIES, INC.	204,336	104,620.03
SOLID STOCKBROKERS, INC.	16,665	11,132.22
SQUIRE SECURITIES, INC.	405,488	270,865.98
STANDARD SECURITIES CORP.	428,121	219,197.95
SUN HUNG KAI SEC. (PHIL.) INC.	212,306	113,929.95
TANSENGCO & CO., INC.	118,329	53,604.28
THE FIRST RESOURCES MGNT.		
& SEC. CORP.	1,243,613	603,162.24
TOWER SECURITIES, INC.	262,300	134,297.60
TRENDLINE SECURITIES CORP.	1,000,864	772,667.01
TRI-STATE SEC., INC.	21,545	11,031.04
URBANCORP SEC., INC.	5,454	2,225.23
UBP SECURITIES, INC.	775,372	517,948.50
UNIWELL SECURITIES, INC.	102,127	52,289.02
UY-TIOCO & CO. INC.	348,835	178,603.52
VICENTE GOQUIOLAY & CO., INC.	97,429	65,082.57
WEALTH SECURITIES, INC.	1,001,738	582,358.22
WESTIN SECURITIES CORPORATION	85,813	43,936.26
WOLFF & CO., INC.	373,602	200,941.30
YAO & ZIALCITA INC.	1,040,154	520,171.51
YU & CO., INC	544,228	278,644.74

The foregoing delinquent shares of stock shall be sold at public auction on October 31, 2001 starting at 1:30 up to 5:00 p.m. at the Philodrill Board Room, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City, unless on or before the date of the auction sale, the owner of such delinquent shares pay the Corporation their respective unpaid subscription balance plus accrued interest costs of advertisement and expenses of sale.

September 27, 2001

(SGD.) ADRIAN S. ARIAS
Corporate Secretary

GIS Form 2001

GENERAL INFORMATION SHEET

STOCK CORPORATION

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. This GIS is to be submitted within thirty (30) calendar days following the date of the Annual Members Meeting. Do not leave any item blank. Write N.A. if information required is not applicable to the Corporation.

2. If no meeting was held, the Corporation shall submit the GIS together with an affidavit of non-holding of meeting within thirty (30) calendar days from the date of the scheduled Annual/Special Meeting (as provided in the By-Laws).

3. This GIS should be certified and sworn to by the Corporate Secretary, or by the President or any duly authorized officer of the Corporation.

4. Submit six (6) copies to the Central Receiving Section, Ground Floor, SEC Building, EDSA, Mandaluyong City. The original and all conformed copies uniformly should be on A4 or letter-sized paper under a standard cover page. The original and all conformed pages shall utilize only one side. Companies submitting a copy on a diskette need only to submit four (4) paper copies.

5. All filings must be written in the English Language.

6. Only the GIS accomplished in accordance with the herein instructions shall be considered as having been filed/submitted.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **JUNE 26, 2002**

REG. NO.: **38683** DATE OF ANNUAL MEETING PER BY-LAWS: FISCAL YEAR END: **December 31**

CORPORATE NAME: **THE PHILODRILL CORPORATION**

ADDRESS/PRINCIPAL OFFICE BASED ON THE LATEST ARTICLES OF INCORPORATION: **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City**

DATE REGISTERED: **June 26, 1969**

PRESENT ADDRESS: **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City**

AREA CODE: **1550**

TELEPHONE NO.: **631-8151-52; 631-1801-05** FAX NO.: **631-8080** CORPORATE T.I.N.: **041-000-315-612**

PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN:
a) **Primary** — **Investment**
b) **Secondary** — **Oil Exploration**
c) **Activity** — **Petroleum Operations**

INDUSTRY CODE:

PARENT COMPANY REG. NO.: **N.A.** COMPANY NAME AND ADDRESS: **N.A.**

SUBSIDIARY/AFFILIATE REG. NO.: / COMPANY NAME AND ADDRESS

REG. NO.	COMPANY NAME AND ADDRESS
AS093006947	**PENTA CAPITAL & INVESTMENT CORP.** 10/F ACT Tower, 135 Sen. Gil J. Puyat Avenue, Makati City
145490	**EDSA PROPERTIES HOLDINGS, INC.** Unit 506/607, Shangri-La Plaza Mall, EDSA cor Shaw Boulevard Mandaluyong City

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T. AGENCY SECONDARY LICENSE? Y/N REG. NO.:
29	7	₱893,800	N/A

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

================================ PLEASE PRINT LEGIBLY ================================

FINANCIAL PROFILE

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
AUTHORIZED CAPITAL						
		A		930,000,000	₱ 1.00	₱ 930,000,000.00
		B		620,000,000	1.00	620,000,000.00
		TOTAL	₱	1,550,000,000	TOTAL ₱	1,550,000,000.00
SUBSCRIBED CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		112,311,533	₱ 1.00	₱ 112,311,533.00
		B		110,661,851	1.00	110,661,851.00
		TOTAL	₱	222,973,384	TOTAL ₱	222,973,384.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		N/A			₱	
		TOTAL	₱		TOTAL ₱	
				TOTAL SUBSCRIBED	₱	222,973,384.00
PAID-UP CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		805,930,115	₱ 1.00	₱ 805,930,115.00
		B		494,410,593	1.00	494,410,593.00
		TOTAL	₱	1,300,340,708	TOTAL ₱	1,300,340,708.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		332,481	₱ 1.00	₱ 332,481.00
		B		11,303,869	1.00	11,303,869.00
		TOTAL	₱	11,636,350	TOTAL ₱	11,636,350.00
				TOTAL PAID-UP	₱	1,311,977,058.00

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY USED 2a [Y/N]

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

=============================== PLEASE PRINT LEGIBLY ===============================

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCKHLDR.	OFFICER	T.I.N. or Passport No. NATIONALITY
ALFREDO C. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	C	Y	President	132-017-513
HENRY A. BRIMO Philex Building, Brixton Corner Fairlane Streets, Pasig City	Y	M	Y	Vice Chairman	102-377-273
AUGUSTO B. SUNICO 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	Executive Vice President & Treasurer	100-717-370
GERARD H. BRIMO Philex Building, Brixton Corner Fairlane Streets, Pasig City	N	M	Y	N/A	102-377-265
MAXIMO G. LICAUCO III 3rd Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	113-252-703
TEODORO L. LOCSIN, JR. #55 Paseo De Roxas, Makati City	N	M	Y	N/A	105-884-252
NICASIO I. ALCANTARA 3rd Floor, Alsons Building 2286 Pasong Tamo Extension, Makati City	N	M	Y	N/A	105-252-527
HONORIO A. POBLADOR III 12th Floor, Telecomms Plaza Gil Puyat Avenue, Makati City	N	M	Y	N/A	112-105-590
PRESENTACION S. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	125-496-733
FRANCISCO A. NAVARRO 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President – Exploration	100-717-285
REYNALDO E. NAZAREA 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President – Finance & Administration	100-717-294
ADRIAN S. ARIAS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Corporate Secretary	107-439-052
ALESSANDRO O. SALES 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Assistant Vice President - Exploration	106-208-128

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N/A" IF NOT.

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

============================== PLEASE PRINT LEGIBLY ==============================

CORPORATE NAME:

THE PHILODRILL CORPORATION

STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
NATIONAL BOOK STORE, INC.	A	30,037,936	₱30,037,936.00	₱30,037,936.00	
Filipino	B	64,622,141	64,622,141.00	64,622,141.00	000-325-972V
2nd Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	94,660,077	₱94,660,077.00	₱94,660,077.00	
PHILEX MINING CORPORATION	A	30,042,214	₱30,042,214.00	₱30,042,214.00	
Filipino	B	16,465,442	16,465,442.00	16,465,442.00	000-283-731
Brixton Corner Fairlane Streets					
Pasig City	TOTAL	46,507,656	₱46,507,656.00	₱46,507,656.00	
VULCAN INDUSTRIAL & MINING CORP.	A	26,434,305	₱26,434,305.00	₱26,434,305.00	
Filipino	B	13,710,219	13,710,219.00	13,710,219.00	000-062-736
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	40,144,524	₱40,144,524.00	₱40,144,524.00	
WEALTH SECURITIES, INC.	A	4,908,679	₱ 4,908,679.00	₱ 4,908,679.00	
Filipino	B	4,617,411	4,617,411.00	4,617,411.00	000-330-678
PSE Center, Tektite Tower, Pasig City					
	TOTAL	9,526,090	₱ 9,526,090.00	₱ 9,526,090.00	
TERESITA DELA CRUZ	A	5,128,831	₱ 5,128,831.00	₱ 5,128,831.00	
Filipino	B	1,492,897	1,492,897.00	1,492,897.00	129-310-952
Ayala Alabang Village, Muntinlupa City					
	TOTAL	6,621,728	₱ 6,621,728.00	₱ 6,621,728.00	
SAPPHIRE SECURITIES, INC.	A	3,064,727	₱ 3,064,727.00	₱ 3,064,727.00	
Filipino	B	3,383,636	3,383,636.00	3,383,636.00	000-360-117
Bankers Center, Ayala Avenue, Makati City					
	TOTAL	6,448,363	₱ 6,448,363.00	₱ 6,448,363.00	
TRAFALGAR HOLDINGS PHIL., INC.	A	3,228,741	₱ 3,228,741.00	₱ 3,228,741.00	
Filipino	B	702,144	702,144.00	702,144.00	000-192-318
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	3,930,885	₱ 3,930,885.00	₱ 3,930,885.00	
ALAKOR CORPORATION	A	373,218	₱ 373,218.00	₱ 373,218.00	
Filipino	B	1,767,117	1,767,117.00	1,767,117.00	000-175-116
9th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	2,140,335	₱ ,140,335.00	₱ 2,140,335.00	
F.YAP SECURITIES	A	853,758	₱ 853,758.00	₱ 683,006.40	
Filipino	B	311,993	311,993.00	249,594.40	000-333-165
2301 23rd Flr., PSE, Ortigas Center					
Pasig City	TOTAL	1,165,751	₱ 1,165,751.00	₱ 932,600.80	
TOTAL ₱					

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

============================== PLEASE PRINT LEGIBLY ==============================

CORPORATE NAME:

THE PHILODRILL CORPORATION

STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
RCBC TRUST ACCT. #32-314-4	A	585,735	₱ 585,735.00	₱ 585,735.00	320-000-599-760
Filipino	B	264,927	264,927.00	264,927.00	
RCBC Building, Sen. Gil Puyat Avenue					
Makati City	TOTAL	850,662	₱ 850,662.00	₱ 850,662.00	
IMPERIAL DE GUZMAN	A	626,382	₱ 626,382.00	₱ 501,105.60	000-121-920
Filipino	B	77,492	77,492.00	61,993.60	
Greenfield Bldg., 750 Shaw Blvd.					
Mandaluyong City	TOTAL	703,874	₱ 703,874.00	₱ 563,099.20	
CUALOPING SECURITIES INC.	A	192,508	₱ 192,508.00	₱ 154,006.40	230-000333-333-V
Filipino	B	371,760	371,760.00	297,408.00	
Suite 1801 Tytana Plaza					
Binondo, Manila	TOTAL	564,268	₱ 564,268.00	₱ 451,414.40	
FRANCISCO ORTIGAS SECURITIES	A	402,843	₱ 402,843.00	₱ 322,274.40	000-283-304
Filipino	B	109,307	109,307.00	87,445.60	
815 Ortigas Bldg., Ortigas Pasig Cityy					
	TOTAL	512,150	₱ 512,150.00	₱ 409,720.00	
PEREGRINE SECURITIES (ATR)	A	377,280	₱ 377,280.00	₱ 301,824.00	320-000-168-671
Filipino	B	13,133	13,133.00	10,506.40	
Tower I, Ayala Avenue, Makati City					
	TOTAL	390,413	₱ 390,413.00	₱ 312,330.40	
OTHERS	A	6,469,635	₱ 6,469,635.00		
	B	2,336,973	2,336,973.00		
	TOTAL	8,806,608	₱ 8,806,608.00	₱ 6,804,418.44	
TOTAL		222,973,384		₱220,303,903.24	

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

=============================== PLEASE PRINT LEGIBLY ===============================

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
STOCKS	N/A	N/A	N/A
BONDS/COMMERCIAL PAPER	N/A	N/A	N/A
LOANS/CREDITS/ADVANCES	N/A	N/A	N/A
GOVERNMENT TREASURY BILLS	N/A	N/A	N/A
OTHERS			

B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
NATURE OF SECONDARY PURPOSE		

C. TREASURY SHARES	NO. OF SHARES	ACQUISITION COST
N/A		

D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR	₱ 296,900,226

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:	
TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND	N/A
STOCK DIVIDEND	N/A
PROPERTY DIVIDEND	N/A
TOTAL ₱	

I, **ADRIAN S. ARIAS**, Corporate Secretary of the abovementioned Corporation, do solemnly swear and certify that all the matters set forth in this General Information Sheet composed of seven (7) pages are true and correct to the best of my knowledge and that this Corporation has complied with all the reportorial requirements provided under the Corporation Code of the Philippines.

Done This 25th day of July, 2002 in Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 25th day of July, 2002 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 07743015 issued on January 11, 2002 at Mandaluyong City.

Doc. No. 26;
Page No. 96;
Book No. XXVI;
Series of 2002.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2003
PTR NO. 844388
ISSUED ON 1-02-02
MANDALUYONG CITY

NOTE: This **General Information Sheet (GIS)** may be used as **prima facie** evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.